10/23

07027863

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Primary Health Properties PLC

*CURRENT ADDRESS Ground Floor, Ryder Court

14 Ryder Street

London SW1Y 6QB England

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

FILE NO. 82- 35727 FISCAL YEAR

PROCESSED
NOV 15 2007
THOMSON
FINANCIAL

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAc

DAT : 11/8/07

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 3033634

Company Name in full PRIMARY HEALTH PROPERTIES PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 14 Month 06 Year 2006

Name *Style / Title: MR *Honours etc:

Forename(s): GRAEME ARTHUR

Surname: ELLIOT

† Date of Birth: Day 28 Month 08 Year 1942

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

47 BREER STREET

Post town: LONDON

County / Region:

Postcode: SW6 3HE

Country: U.K.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY [signature] COMPANY SECRETARY **Date** 14. 6. 06.

(**~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Form 10/03

Exhibit 2

Companies House — for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03033634

Company Name in full PRIMARY HEALTH PROPERTIES PLC

	Day	Month	Year
Date of termination of appointment	2 7	0 7	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: MR *Honours etc:

Forename(s): PAUL RITCHIE

Surname: SANDFORD

	Day	Month	Year
†Date of Birth	0 2	1 0	1 9 6 6

A serving director, secretary etc must sign the form below.

Signed FOR AND ON BEHALF OF JO HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY [signature] COMPANY SECRETARY **Date** 28. 7. 06.

(** ~~serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Exhibit 3

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 3033634

Company name in full: PRIMARY HEALTH PROPERTIES PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21 / 09 / 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,600,000		
Nominal value of each share	£0.50		
Amount (if any) paid or due on each share (including any share premium)	£1.71		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): NEXUS PHP Management Limited Address: Alexandra House, Alexandra Terrace, GUILDFORD, Surrey UK Postcode G U 1 3 D A	Class of shares allotted: ORDINARY	Number allotted: 1,120,000
Name(s): J O Hambro Capital Management Limited Address: Ground Floor, Ryder Court, 14 Ryder Street, LONDON UK Postcode S W 1 Y 6 Q B	Class of shares allotted: ORDINARY	Number allotted: 480,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY

Signed R[illegible] COMPANY SECRETARY Date 25. 9. 06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Exhibit 4

Registered No: 3033634

PRIMARY HEALTH PROPERTIES PLC

THE COMPANIES ACTS 1985 TO 1989
PUBLIC COMPANY LIMITED BY SHARES

ORDINARY AND SPECIAL RESOLUTIONS PASSED ON 16 NOVEMBER 2006

The following ordinary and special resolutions were PASSED at the Annual General Meeting held on 16 November 2006.

8. ORDINARY RESOLUTION

IT WAS RESOLVED:

THAT the Directors be and they are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act 1985 ("the Act")) up to an aggregate nominal amount of £3,779,620 provided that this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the date of the passing of this resolution, except that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred by this resolution had not expired and that this authority shall be in substitution for all previous authorities conferred upon the Directors pursuant to Section 80 of the Act but without prejudice to the allotment of any relevant securities already made or to be made pursuant to such authorities.

9. SPECIAL RESOLUTIONS

IT WAS RESOLVED:

THAT the Directors be and are hereby empowered, pursuant to section 95 of the Act, to allot equity securities (as defined in section 94 of the Act) for cash as if section 89 of the Act did not apply to any such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue or other pro rata offer in favour of holders of ordinary shares where the equity securities respectively attributable to the interests of all the Ordinary Shareholders are proportionate (as nearly as may be) to the respective number of equity securities held by them subject in each case to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with fractional entitlements or legal difficulties under the laws of any territory or the requirements of a regulatory body; and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £566,943;

and shall expire at the conclusion of the Annual General Meeting of the Company after the date of the passing of this resolution except that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred by this resolution had not expired.

10. IT WAS RESOLVED:-

THAT the Company be and are hereby generally and unconditionally authorised, in accordance with section 166 of the Act, to make market purchases (within the meaning of section 163 of the Act) of ordinary shares of 50p each in the capital of the Company ("Ordinary Shares") on such terms and in such manner as the Directors may from time to time determine provided that:

(a) the maximum number of Ordinary Shares authorised to be purchased is 2,267,771;

(b) the minimum price which may be paid for an Ordinary Share is 50p (the nominal value) (exclusive of expenses (if any) payable by the Company);

(c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is purchased (exclusive of expenses (if any) payable by the Company); and

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company except that the Company may before such expiry make a contract to purchase its own shares which will or may be completed or executed wholly or partly after such expiry.

Certified true copy
For and on behalf of J O Hambro Capital Management Limited
as Company Secretary of Primary Health Properties PLC

Rachel Butlin
Company Secretary
Date: 16 November 2006

Exhibit 6

RECEIVED

Registered No: 3033634

PRIMARY HEALTH PROPERTIES PLC

THE COMPANIES ACTS 1985 TO 1989
PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTION PASSED ON
18 DECEMBER 2006

The following special resolution was PASSED at the Extraordinary General Meeting held on 18 December 2006.

SPECIAL RESOLUTION

THAT, with effect from (and including) the first day of the calendar year following the date of this resolution in respect of which the Company has given a valid notice under section 109 of the Finance Act 2006, the Articles of Association be and they are hereby amended by the insertion of the following as new Articles 161 to 167:

161 **Real Estate Investment Trust**

Cardinal principle

161.1 It is a cardinal principle that, for so long as the Company is the principal company in a real estate investment trust ("**REIT**") for the purposes of Part 4 of the Finance Act 2006, as such Part may be modified, supplemented or replaced from time to time, no member of the Group should be liable to pay tax under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution.

161.2 This Article supports such cardinal principle by, among other things, imposing restrictions and obligations on the shareholders of the Company and, indirectly, certain other Persons who may have an interest in the Company, and shall be construed accordingly so as to give effect to such cardinal principle.

162 **Definitions and interpretation**

162.1 For the purposes of this Article, the following words and expressions shall bear the following meanings:

- "**business day**" means a day (not being a Saturday or Sunday) on which banks are normally open for business in London;

- **"Distribution"** means any dividend or other distribution on or in respect of the shares of the Company and references to a Distribution being paid include a distribution not involving a cash payment being made;

- **"Distribution Transfer"** means a disposal or transfer (however effected) by a Person of his rights to a Distribution from the Company such that he is not beneficially entitled (directly or indirectly) to such a Distribution and no Person who is so entitled subsequent to such disposal or transfer (whether the immediate transferee or not) is (whether as a result of the transfer or not) a Substantial Shareholder;

- **"Distribution Transfer Certificate"** means a certificate in such form as the Directors may specify from time to time to the effect that the relevant Person has made a Distribution Transfer, which certificate may be required by the Directors to satisfy them that a Substantial Shareholder is not beneficially entitled (directly or indirectly) to a Distribution;

- **"Excess Charge"** means, in relation to a Distribution which is paid or payable to a Person, all tax or other amounts which the Directors consider may become payable by the Company or any other member of the Group under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulation may be modified, supplemented or replaced from time to time) and any interest, penalties, fines or surcharge attributable to such tax as a result of such Distribution being paid to or in respect of that Person;

- **"Group"** means the Company and the other companies in its group for the purposes of section 134 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time);

- **"HMRC"** means HM Revenue & Customs;

- **"interest in the Company"** includes, without limitation, an interest in a Distribution made or to be made by the Company;

- **"Person"** includes a body of Persons, corporate or unincorporated, wherever domiciled;

- **"Relevant Registered Shareholder"** means a shareholder who holds all or some of the shares in the Company that comprise a Substantial Shareholding (whether or not a Substantial Shareholder);

- **"Reporting Obligation"** means any obligation from time to time of the Company to provide information or reports to HMRC as a result of or in connection with the Company's status as a REIT;

- **"Substantial Shareholding"** means the shares in the Company in relation to which or by virtue of which (in whole or in part) a Person is a Substantial Shareholder;

- **"Substantial Shareholder"** means any person whose interest in the Company, whether legal or beneficial, direct or indirect, may cause any member of the Group to be liable to pay tax under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution to or in respect of such Person including, at the date of adoption of this Article, any holder of excessive rights as defined in the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006;

162.2 Where under this Article any certificate or declaration may be or is required to be provided by any Person (including, without limitation, a Distribution Transfer Certificate), such certificate or declaration may be required by the Directors (without limitation):

- to be addressed to the Company, the Directors or such other Persons as the Directors may determine (including HMRC);
- to include such information as the Directors consider is required for the Company to comply with any Reporting Obligation;
- to contain such legally binding representations and obligations as the Directors may determine;
- to include an undertaking to notify the Company if the information in the certificate or declaration becomes incorrect, including prior to such change;
- to be copied or provided to such Persons as the Directors may determine (including HMRC); and
- to be executed in such form (including as a deed or deed poll) as the Directors may determine.

162.3 This Article shall apply notwithstanding any provisions to the contrary in any other Article (including, without limitation, Articles 129 to 138 (Dividends)).

163 Notification of Substantial Shareholder and other status

163.1 Each shareholder and any other relevant Person shall serve notice in writing on the Company at the Registered Office on:

(a) him becoming a Substantial Shareholder or him being a Substantial Shareholder on the date this Article comes into effect (together with the percentage of voting rights, share capital or dividends he controls or is beneficially entitled to, details of the identity of the shareholder(s) who hold(s) the relevant Substantial Shareholding and such other information, certificates or declarations as the Directors may require from time to time);

(b) him becoming a Relevant Registered Shareholder or being a Relevant Registered Shareholder on the date this Article comes into effect (together with such details of the relevant Substantial Shareholder and such other information, certificates or declarations as the Directors may require from time to time); and

(c) any change to the particulars contained in any such notice, including on the relevant Person ceasing to be a Substantial Shareholder or a Relevant Registered Shareholder.

Any such notice shall be delivered by the end of the second business day after the day on which the Person becomes a Substantial Shareholder or a Relevant Registered Shareholder (or the date this Article comes into effect, as the case may be) or the change in relevant particulars or within such shorter or longer period as the Directors may specify from time to time.

163.2 The Directors may at any time give notice in writing to any Person requiring him, within such period as may be specified in the notice (being seven days from the date of service of the notice or such shorter or longer period as the Directors may specify in the notice), to deliver to the Company at the Registered Office such information, certificates and declarations as the Directors may require to establish whether or not he is a Substantial Shareholder or a Relevant Registered Shareholder or to comply with any Reporting Obligation. Each such Person shall deliver such information, certificates and declarations within the period specified in such notice.

164 Distributions in respect of Substantial Shareholdings

164.1 In respect of any Distribution, the Directors may, if the Directors determine that the condition set out in Article 164.2 is satisfied in relation to any shares in the Company, withhold payment of such Distribution on or in respect of such shares. Any Distribution so withheld shall be paid as provided in Article 164.3 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment.

164.2 The condition referred to in Article 164.1 is that, in relation to any shares in the Company and any Distribution to be paid or made on and in respect of such shares:

(a) the Directors believe that such shares comprise all or part of a Substantial Shareholding of a Substantial Shareholder; and

(b) the Directors are not satisfied that such Substantial Shareholder would not be beneficially entitled to the Distribution if it was paid,

and, for the avoidance of doubt, if the shares comprise all or part of a Substantial Shareholding in respect of more than one Substantial Shareholder this condition is not satisfied unless it is satisfied in respect of all such Substantial Shareholders.

164.3 If a Distribution has been withheld on or in respect of any shares in the Company in accordance with Article 164.1, it shall be paid as follows:

(c) if it is established to the satisfaction of the Directors that the condition in Article 164.2 is not satisfied in relation to such shares, in which case the whole amount of the Distribution withheld shall be paid; and

(d) if the Directors are satisfied that sufficient interests in all or some of the shares concerned have been transferred to a third party so that such transferred shares no longer form part of the Substantial Shareholding, in which case the Distribution attributable to such shares shall be paid (provided the Directors are satisfied that following such transfer such shares concerned do not form part of a Substantial Shareholding); and

(e) if the Directors are satisfied that as a result of a transfer of interests in shares referred to in (b) above the remaining shares no longer form part of a Substantial Shareholding, in which case the Distribution attributable to such shares shall be paid.

In this Article 164.3, references to the "**transfer**" of a share include the disposal (by any means) of beneficial ownership of, control of voting rights in respect of and beneficial entitlement to dividends in respect of, that share.

164.4 A Substantial Shareholder may satisfy the Directors that he is not beneficially entitled to a Distribution by providing a Distribution Transfer Certificate. The Directors shall be entitled to (but shall not be bound to) accept a Distribution Transfer Certificate as evidence of the matters therein stated and the Directors shall be entitled to require such other information, certifications or declarations as they think fit.

164.5 The Directors may withhold payment of a Distribution on or in respect of any shares in the Company if any notice given by the Directors pursuant to Article 163.2 in relation to such shares shall not have been complied with to the satisfaction of the Directors within the period specified in such notice. Any Distribution so withheld will be paid when the notice is complied with to the satisfaction of the Directors unless the Directors withhold payment pursuant to Article 164.1 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment.

164.6 If the Directors decide that payment of a Distribution should be withheld under Articles 164.1 or 164.5, they shall within five business days give notice in writing of that decision to the Relevant Registered Shareholder.

164.7 If any Distribution shall be paid on a Substantial Shareholding and an Excess Charge becomes payable, the Substantial Shareholder shall pay the amount of such Excess Charge and all costs and expenses incurred by the Company in connection with the recovery of such amount to the Company on demand by the Company. Without prejudice to the right of the Company to claim such amount from the Substantial Shareholder, such recovery may be made out of the proceeds of any disposal pursuant to Article 166.2 or out of any subsequent Distribution in respect of the shares to such Person or to the shareholders of all shares in relation to or by virtue of which the Directors believe that Person has an interest in the Company (whether that Person is at that time a Substantial Shareholder or not).

165 Distribution Trust

165.1 If a Distribution is paid on or in respect of a Substantial Shareholding (except where the Distribution is paid in circumstances where the Substantial Shareholder is not beneficially entitled to the Distribution), the Distribution and any income arising from it shall be held by the payee or other recipient to whom the Distribution is transferred by the payee on trust absolutely for the Persons nominated by the relevant Substantial Shareholder under Article 165.2 in such proportions as the relevant Substantial Shareholder shall in the nomination direct or, subject to and in default of such nomination being validly made within 12 years after the date the Distribution is made, for the Company as may be nominated by the Directors from time to time.

165.2 The relevant Substantial Shareholder of shares of the Company in respect of which a Distribution is paid shall be entitled to nominate in writing any two or more Persons (not being Substantial Shareholders) to be the beneficiaries of the trust on which the Distribution is held under Article 165.1 and the Substantial Shareholder may in any such nomination state the proportions in which the Distribution is to be held on trust for the nominated Persons, failing which the Distribution shall be held on trust for the nominated Persons in equal proportions. No Person may be nominated under Articles 161 to 167 (inclusive) who is or would, on becoming a beneficiary in accordance with the nomination, become a Substantial Shareholder. If the Substantial Shareholder making the nomination is not by virtue of Article 165.1 the trustee of the trust, the nomination shall not take effect until it is delivered to the Person who is the trustee.

165.3 Any income arising from a Distribution which is held on trust under Article 165.1 shall until the earlier of (i) the making of a valid nomination under Article 165.2 and (ii) the expiry of the period of 12 years from the date when the Distribution is paid be accumulated as an accretion to the Distribution. Income shall be treated as arising when payable, so that no apportionment shall take place.

165.4 No Person who by virtue of Article 165.1 holds a Distribution on trust shall be under any obligation to invest the Distribution or to deposit it in an interest-bearing account.

165.5 No Person who by virtue of Article 165.1 holds a Distribution on trust shall be liable for any breach of trust unless due to his own wilful fraud or wrongdoing or, in the case of an incorporated Person, the fraud or wilful wrongdoing of its directors, officers or employees.

166 Obligation to dispose

166.1 If at any time, the Directors believe that:

(f) in respect of any Distribution declared or announced, the condition set out in Article 164.2 is satisfied in respect of any shares in the Company in relation to that Distribution;

(g) a notice given by the Directors pursuant to Article 163.2 in relation to any shares in the Company has not been complied with to the satisfaction of the Directors within the period specified in such notice; or

(h) any information, certificate or declaration provided by a Person in relation to any shares in the Company for the purposes of the preceding provisions of Articles 161 to 167 (inclusive) was materially inaccurate or misleading,

the Directors may give notice in writing (a "**Disposal Notice**") to any Persons they believe are Relevant Registered Shareholders in respect of the relevant shares requiring such Relevant Registered Shareholders within 21 days of the date of service of the notice (or such longer or shorter time as the Directors consider to be appropriate in the circumstances) to dispose of such number of shares the Directors may in such notice specify or to take such other steps as will cause the condition set out in Article 164.2 no longer to be satisfied. The Directors may, if they think fit, withdraw a Disposal Notice.

166.2 If:

(i) the requirements of a Disposal Notice are not complied with to the satisfaction of the Directors within the period specified in the relevant notice and the relevant Disposal Notice is not withdrawn; or

(j) a Distribution is paid on a Substantial Shareholding and an Excess Charge becomes payable;

the Directors may arrange for the Company to sell all or some of the shares to which the Disposal Notice relates or, as the case may be, that form part of the Substantial Shareholding concerned. For this purpose, the Directors may make such arrangements as they deem appropriate. In particular, without limitation, they may authorise any officer or employee of the Company to execute any transfer or other document on behalf of the holder or holders of the relevant share and, in the case of a share in uncertificated form, may make such arrangements as they think fit on behalf of the relevant holder or holders to transfer title to the relevant share through a relevant system.

166.3 Any sale pursuant to Article 166.2 above shall be at the price which the Directors consider is the best price reasonably obtainable and the Directors shall not be liable to the holder or holders of the relevant share for any alleged deficiency in the amount of the sale proceeds or any other matter relating to the sale.

166.4 The net proceeds of the sale of any share under Article 166.2 (less any amount to be retained pursuant to Article 164.7 and the expenses of sale) shall be paid over by the Company to the former holder or holders of the relevant share upon surrender of any certificate or other evidence of title relating to it, without interest. The receipt of the Company shall be a good discharge for the purchase money.

166.5 The title of any transferee of shares shall not be affected by an irregularity or invalidity of any actions purportedly taken pursuant to Articles 161 to 167 (inclusive).

167 General

167.1 The Directors shall be entitled to presume without enquiry, unless any Director has reason to believe otherwise, that a Person is not a Substantial Shareholder or a Relevant Registered Shareholder.

167.2 The Directors shall not be required to give any reasons for any decision or determination (including any decision or determination not to take action in respect of a particular Person) pursuant to Articles 161 to 167 (inclusive) and any such determination or decision shall be final and binding on all Persons unless and until it is revoked or changed by the Directors. Any disposal or transfer made or other thing done by or on behalf of the Board or any Director pursuant to Articles 161 to 167 (inclusive) shall be binding on all Persons and shall not be open to challenge on any ground whatsoever.

167.3 Without limiting their liability to the Company, the Directors shall be under no liability to any other Person, and the Company shall be under no liability to any shareholder or any other Person, for identifying or failing to identify any Person as a Substantial Shareholder or a Relevant Registered Shareholder.

167.4 The Directors shall not be obliged to serve any notice required under Articles 161 to 167 (inclusive) upon any Person if they do not know either his identity or his address. The absence of service of such a notice in such circumstances or any accidental error in or failure to give any notice to any Person upon whom notice is required to be served under Articles 161 to 167 (inclusive) shall not prevent the implementation of or invalidate any procedure under Articles 161 to 167 (inclusive).

167.5 The provisions of Articles 151 to 158 shall apply to the service upon any Person of any notice required by this Article. Any notice required by Articles 161 to 167 (inclusive) to be served upon a Person who is not a shareholder or upon a Person who is a shareholder but whose address is not within the United Kingdom and who has failed to supply to the company an address within the United Kingdom pursuant to Article 153, shall be deemed validly served if such notice is sent through the post in a pre-paid cover addressed to that Person or shareholder at the address if any, at which the Directors believe him to be resident or carrying on business or, in the case of a holder of depository receipts or similar securities, to the address, if any, in the register of holders of the relevant securities. Service shall, in such a case be deemed to be effected on the day of posting and it shall be sufficient proof of service if that notice was properly addressed, stamped and posted.

167.6 Any notice required or permitted to be given pursuant to Articles 161 to 167 (inclusive) may relate to more than one share and shall specify the share or shares to which it relates.

167.7 The Directors may require from time to time any Person who is or claims to be a Person to whom a Distribution may be paid without deduction of tax under Regulation 7 of the Real Estate Investment Trusts (Assessment, Collection and Recovery of Tax)

Regulations 2006 to provide such certificates or declarations as they may require from time to time.

167.8 These Articles may be amended by special resolution from time to time, including to give powers to the Directors to take such steps as they may require in order to ensure that the Company can satisfy Condition 4 of Section 106 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time) which relates to close company status, which powers may include the ability to arrange for the sale of shares on behalf of shareholders.

For and on behalf of J O Hambro Capital Management Limited as Company Secretary of Primary Health Properties PLC

Rachel Butlin

Rachel E Butlin
Company Secretary

Exhibit 7

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION

- of -

PRIMARY HEALTH PROPERTIES PLC

(As adopted by Special Resolution passed on 12 February 1996)
and amended by Special Resolution passed on 30 October 1998
and amended by Special Resolution passed on 22 November 2000
and by Special Resolution passed on 21 November 2002
as amended by Special Resolution passed on 18 November 2004
as amended by Special Resolution passed on 18 December 2006 and effective 1 January 2007

NABARRO NATHANSON
50 Stratton Street
London W1X 6NX

GT\R0041

INDEX OF NEW ARTICLES OF ASSOCIATION

-of-

PRIMARY HEALTH PROPERTIES PLC

(As adopted by Special Resolution passed on 12 February 1996)

shares and purchase its own
shares

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

NEW
ARTICLES OF ASSOCIATION

- of -

PRIMARY HEALTH PROPERTIES PLC

(As adopted by Special Resolution passed on 12 February 1996
as amended by Special Resolution passed on 20 November 2000 and
as amended by Special Resolution passed on 21 November 2002
as amended by Special Resolution passed on 18 November 2004

OTHER REGULATIONS EXCLUDED

1. The following regulations shall be the Articles of Association of the Company and save for such regulations no regulation or article prescribed by or pursuant to any statute concerning companies shall apply to the Company.

INTERPRETATION

2.1 In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

"the Act" means the Companies Act 1985;

"these Articles" means these Articles of Association as herein contained or as from time to time amended;

"the Auditors" means the auditors for the time being of the Company;

"the Board" means the board of Directors of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present or a duly authorised committee of the Directors;

"Clear Days" means in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"the Company" means Primary Health Properties PLC;

"the Directors" means the directors for the time being of the Company;

"Electronic Address"* means but is not limited to, any number or address used for the purposes of electronic communication;

"the London Stock Exchange" means the London Stock Exchange Limited;

"General Meeting" or "Meeting" means a general meeting of the Members of the Company

"the Group" means the Company and any company which is for the time being a Subsidiary Undertaking of the Company;

"Member" means in respect of any share in the Company the person or persons named for the time being in the Register as the holder(s) thereof;

"Month" means calendar month;

"the Office" means the registered office for the time being of the Company;

"Paid Up" means paid up and/or credited as paid up;

"the Prescribed Rate" means an annual rate of interest equal to two per cent above the Base Lending Rate (or any equivalent thereof or successor thereto) published from time to time by Barclays Bank PLC in London being the Base Lending Rate in effect at the close of business in London on the day immediately preceding the day on which such rate falls to be determined;

"the Register" means the register of Members of the Company;

"the Seal" means the common seal of the Company and, as appropriate, any official seal kept by the Company by virtue of Section 40 of the Act;

"the Secretary" means the secretary of the Company and (subject to the provisions of the Act) any joint assistant or deputy secretary and any person appointed by the Directors to perform any of the duties of the secretary;

"the Statutes" means the Act and the Companies Act 1989 and every other Act for the time being in force concerning companies and affecting the Company;

"Sterling" means the lawful currency of the United Kingdom;

"Subsidiary Undertaking" means a subsidiary undertaking of the Company which is required by the Statutes to be included in consolidated Group' accounts of the Company;

"the United Kingdom" means Great Britain and Northern Ireland;

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* amended by Special Resolution passed on 18 November 2004.

"in Writing" means written, printed, lithographed, or photographed, or visibly expressed in all or any of these or any other modes of representing or reproducing words.

2.2 Words importing the singular number only shall include the plural number, and vice versa.

2.3 Words importing the masculine gender only shall include the feminine gender.

2.4 Words importing persons shall include corporations.

2.5 The expressions "share" and "shareholder" shall include stock and stockholder. The expressions "debenture" and "debenture holder" shall include debenture stock and debenture stockholder.

2.6 Subject as aforesaid, any words or expressions defined in the Statutes shall (except where the subject or context otherwise requires) bear the same meaning in these Articles.

2.7 References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force.

2.8 References to "Sections" are references to sections of the Act and references to "Articles" are references to articles of these Articles.

2.9 The headings contained in these Articles are included for convenience only and shall not affect the construction of these Articles.

2.10 A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles.

BUSINESS

3. Any branch or kind of business which, by the Memorandum of Association of the Company or these Articles, is either expressly or by implication authorised to be undertaken by the Company may be undertaken by the Company at such time as the Board shall think fit and further, may be suffered by them to be in abeyance, whether such branch or kind of business may have been actually commenced or not, so long as the Board may deem it expedient not to commence or proceed with such branch or kind of business.

CAPITAL

4. The share capital of the Company is £20,000,000 divided into 40,000,000 Ordinary Shares of 50 pence each.

5. Without prejudice to any special rights for the time being conferred on the holders of any class of shares (which special rights shall not be modified, varied or abrogated except with such consent or sanction as is provided for by Article 50), any share in the Company (whether forming part of the present capital or not) may be issued with such preferred, deferred, or other special rights, or subject to such conditions or restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution direct, or failing such direction (but in the case of unclassified shares only) as the Board may determine. The Company shall, if required in accordance with Section 128, within one month from allotting shares deliver to the Registrar of Companies a statement in the prescribed form containing particulars of special rights. Where the equity capital of the Company includes shares with different voting rights, the designation of each class of shares other than those with the most favourable voting rights will include the words "restricted voting" or "limited voting" or "non voting".

SHARES

6. Save as expressly permitted by Sections 151 to 154, the Company shall not give financial assistance, whether directly or indirectly, for the purpose of the acquisition of any share in the Company or its holding company (if any) or for reducing or discharging any liability incurred for the purpose of any such acquisition.

7. Subject to the Act and to the authority of the Company in General Meeting required by the Act, the Directors shall have unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any share of the Company to such persons, at such times and generally on such terms and conditions as the Directors may determine.

8. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statutes. Any such commission or brokerage may be satisfied in fully paid shares in the Company, in which case Sections 97 and 98 shall be complied with. In addition to all other powers of paying commissions, the Company (or the Board on behalf of the Company) may exercise the powers conferred by the Statutes of applying its shares or capital moneys in paying commissions to persons subscribing or procuring subscriptions for shares of the Company or agreeing so to do, whether absolutely or conditionally Provided that the rate per cent. or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Statutes and shall not exceed 10 per cent. of the price at which the shares in respect whereof the commission is paid are issued or an amount equivalent thereto. The Company (or the Board on behalf of the Company) may also, on any issue of shares, pay such brokerage as may be lawful.

9. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividend or other moneys payable in respect of such share.

10. The Company shall keep the Register and such other registers and associated indices in relation to its Members as may be required by the Statutes and shall maintain such registers and indices in accordance with the Statutes. Save as required by the Statutes or provided by these Articles or otherwise required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognise any equitable, contingent, future or partial interest in any share or (except only as by these Articles otherwise expressly provided or as by the Statutes required or pursuant to an order of Court) any right whatsoever in respect of any share, other than an absolute right to the entirety thereof in the registered holder.

11. Subject to the provisions of the Statutes, the Company may:-

11.1 issue shares which are to be redeemed or are liable to be redeemed at the option of the Company or of the shareholder;

11.2 with the authority of such ordinary or special resolution as may be required by the Statutes, purchase its own shares (including any redeemable shares) or enter into such agreement (contingent or otherwise) in relation to the purchase of its own shares on such terms and in such manner as may be approved by such resolution and permitted by the Statutes Provided that no purchase by the Company of its own shares will take place unless it has been sanctioned by the holders of any class of shares in the capital of the Company in accordance with Article 50 and Provided further where the Company has issued any convertible securities convertible into or carrying a right to subscribe for shares of the class proposed to be purchased, no purchase by the Company of its own shares will take place unless it has been sanctioned by an extraordinary resolution passed at a separate class meeting of the holders of each class of convertible securities; and

11.3 with respect to Paid Up ordinary shares issue warrants stating the bearer is entitled to the ordinary shares therein specified, and may provide by coupons or otherwise for the payment of future dividends or other monies or for the exercise of rights on or in respect of the ordinary shares included in such warrants. The Company shall comply with the provisions of the Act with respect to the details required to be maintained in respect of the issue of Share Warrants. A Share Warrant shall entitle the bearer thereof to the ordinary shares included in it, and such ordinary shares may be transferred by the delivery of the Share Warrant, and the provisions of these Articles with respect to the issue of certificates for or the transfer and transmission of shares shall not apply to ordinary shares for which Share Warrants have been issued. The Company in general meeting shall have power to determine to what extent the bearer of a Share Warrant shall be deemed to be member of the Company. No new Share Warrants will be issued to replace

one that has been lost, unless the Company is satisfied beyond reasonable doubt that the original has been destroyed.

CERTIFICATES

12.1 Every Member shall without payment be entitled to receive within two months after the allotment of shares to him or within 14 days lodgement of a transfer of shares to or by him (or within such other period as the conditions of issue shall provide) one certificate for all the shares of each class registered or remaining registered in his name Provided that in the case of joint holders the Company shall not be bound to issue more than one certificate to all the joint holders and delivery of such certificate to any one of them shall be sufficient delivery to all. Where part of the shares comprised in a certificate are transferred, the Member transferring shall be entitled without payment to a certificate for the balance thereof. Shares of different classes may not be included in the same certificate. Unless the Board otherwise determines, no definitive certificate shall be issued in respect of shares held by a stock exchange nominee (as defined in Section 185).

12.2 Every certificate may be under the Seal or an official seal kept by virtue of Section 40, and shall specify the number, class and distinctive numbers (if any) of the shares to which it relates and the amount paid up thereon and (subject as hereinafter provided) shall bear the autographic signatures of at least one Director and the Secretary Provided that the Board by resolution may determine that such signatures or either of them shall be dispensed with or shall be affixed by such other person as may be authorised by the Board or some method or system of mechanical signature.

12.3 If and so long as all the issued shares of a particular class are fully Paid Up and rank pari passu for all purposes, then none of those shares shall be distinguished by a denoting number. A Member may require more than one certificate in respect of the shares held by him in the capital of the Company for the time being on the payment of such sum not exceeding 20p for each additional certificate as the Board may determine Provided that no Member shall be entitled to more than one certificate in respect of any one share held by him.

13. If any such certificate is worn out, defaced, destroyed or lost, it may be replaced by a new certificate without payment (other than exceptional out-of-pocket expenses incurred by the Company in respect of any such issue) on such evidence being produced as the Board may require and, in the case of wearing out or defacement, on delivery up of the old certificate and, in the case of destruction or loss, on execution of such indemnity (if any), with or without security, as the Board may require. The Company shall be entitled to destroy any old certificate which has been replaced.

CALLS ON SHARES

14.1 The Board may, subject to the provisions of these Articles and to any conditions of issue, from time to time make such calls upon the Members in respect of all

moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) as it thinks fit Provided that fourteen Clear Days' notice at least is given of each call, and each Member shall be liable to pay the amount of every call so made upon him to the persons and at the times and places appointed by the Board.

14.2 A call may be made payable by instalments.

14.3 A call shall be deemed to have been made as soon as the resolution of the Board authorising such call shall have been passed and an entry in the Minute Book of a resolution of the Board making the call shall be conclusive evidence of the making of the call.

14.4 A call may be revoked or postponed as the Board may determine.

14.5 The joint holders of a share shall be jointly and severally liable to pay all calls and instalments in respect thereof.

15. If on the day appointed for payment thereof, a call or instalment payable in respect of a share is not paid, the person from whom the amount of the call is due shall pay interest on such amount at the Prescribed Rate from the day appointed for payment thereof to the date of actual payment, but the Board shall have power to waive payment of or remit such interest or any part thereof.

16. Any sum which by the terms of issue of a share is made payable upon allotment or at any fixed date whether on account of the amount of the share or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment and in case of non-payment, the provisions of these Articles as to payment of interest and expenses, forfeiture and the like and all other relevant provisions of the Statutes or of these Articles shall apply as if such sum were a call duly made and notified as hereby provided.

17. The Board may make arrangements upon the issue of shares for different conditions to apply as between the holders of such shares either as to the amount of calls to be paid or the time of payment of such calls with respect to such shares or both.

18. The Board may receive from any Member willing to advance the same, all or any part of the moneys due upon his shares beyond the sums actually called up thereon and upon all or any of the moneys so advanced the Board may (until the same would, but for such advance, become presently payable) pay or allow such interest (not exceeding, without the consent of a General Meeting the Prescribed Rate) as may be agreed between it and such Member, in addition to the dividend payable upon such part of the shares in respect of which such advance has been made as is actually called up. No sum paid up in advance of calls shall entitle the holder of a share in respect thereof to any portion of a dividend subsequently declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

19. No Member shall be entitled to receive any dividend or to be present or vote at any Meeting or upon a poll or to exercise any right or privilege as a Member, until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses in respect of such calls.

FORFEITURE

20. If a Member or person entitled to a share by transmission upon the death or bankruptcy of a Member fails to pay in full any call or instalment of a call on or before the day appointed for payment thereof, the Board may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest and expenses which may have accrued.

21. The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment in accordance therewith the shares on which the call was made will be liable to be forfeited.

22. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Board may accept a surrender of any share liable to be forfeited hereunder in lieu of forfeiture and the provisions of these Articles shall apply to any share so surrendered as if it had been forfeited.

23. Subject to the provisions of the Statutes, a share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Board shall think fit. At any time before a sale, re-allotment or disposal, the forfeiture or surrender may be cancelled on such terms as the Board may think fit. The Board may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

24. A Member whose shares have been forfeited or surrendered shall cease to be a Member in respect of such shares, but shall, notwithstanding the forfeiture or surrender, remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at the Prescribed Rate.

LIEN

25. The Company shall have a first and paramount lien upon every share (not being a share which is fully Paid Up) registered in the name of any Member, either alone or jointly with any other person, for his or his estate's debts, liabilities and engagements, whether solely or jointly with any other person, to or with the Company in respect of that share, whether the period for the payment, fulfilment or discharge thereof shall have actually arrived or not. Such lien shall extend to all dividends from time to time declared or other moneys paid in respect of every such share but the Board may at any time declare any share to be exempt, wholly or partially, from the provisions of this Article.

26. For the purposes of enforcing such lien the Company may sell, in such manner as the Board thinks fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen Clear Days after a notice in Writing, stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by transmission in consequence of death or bankruptcy and provided that payment of all sums in respect of which the lien exists has not been made.

27. The net proceeds of such sale, after payment of the costs of such sale, shall be applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof.

28. A statutory declaration in Writing that the declarant is the Secretary or a Director and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings with reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

29.1 Subject to the conditions and restrictions contained in these Articles any Member may transfer all or any of his shares by instrument of transfer but not more than one class of shares shall be transferred by one instrument of transfer.

29.2 Every transfer must be in Writing in the usual common form or in such other form as the Board may approve, duly stamped, and must be lodged at the office of the Registrars of the Company for the time being accompanied by the certificate of the shares to be transferred (save in the case of a transfer by a nominee of a recognised investment exchange to whom no certificate was issued) and such other evidence as the Board may reasonably require to prove the title of the intended transferor.

29.3 Notwithstanding Article 29.2, the Board may adopt procedures for recording, transferring and evidencing title to its shares without a written instrument Provided that such procedures shall be in accordance with the Statutes and regulations made pursuant thereto.

30. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of a share which is fully Paid Up) by or on behalf of the transferee but need not be under seal. The transferor shall be deemed to remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof.

31.1.1 Subject to Article 40.2, the Board may refuse to register a transfer of a share unless the instrument of transfer:

(a) is in respect of only one class of shares:

(b) is in favour of not more than four joint transferees;

(c) is duly stamped (if required); and

(d) is delivered for registration to the Office or such other place as the Board may decide accompanied by the certificate for the shares to be transferred (save in the case of a transfer by a recognised person to whom no certificate was issued) and such other evidence as the Board may reasonably require to prove the title of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of that person to do so.

31.1.2 The Board may impose restrictions upon the transfer of a share which is not fully paid, provided that the restrictions are not such as to prevent dealings in the shares from taking place on an open and proper basis.

31.1.3 The Board may, in exceptional circumstances approved by the London Stock Exchange, disapprove the transfer of a share, provided that exercise of such powers does not disturb the market.

31.2 Subject to Article 40.2, the Board may, in its absolute discretion, refuse to register any transfer of shares which does not appear to it to be a transfer pursuant to an arm's length sale (as defined in Article 40.6) and which relates to shares held by a Member in relation to which he or any other person appearing to

be interested in such shares has been duly served with a notice under Section 212 (or under any other statutory provision or provision of these Articles for the time being in force enabling the Company by notice in writing to require any persons to give any information regarding those shares).

32. If the Board refuses to register a transfer of any share it shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal, as required by Section 183(5).

33. No fee shall be charged for registration of a transfer, probate, letters of administration, certificate of marriage or death, stop notice, power of attorney or other document relating to or affecting the title to any share or for making any entry in the Register affecting the title to any share.

34. Subject to the provisions of Section 358, the registration of transfers may be suspended at such times and for such periods as the Board may from time to time determine Provided that the Register shall not be closed for more than thirty days in any year.

35. All instruments of transfer which are registered may be retained by the Company but any instrument of transfer which the Board refuses to register shall (except in the case of fraud) be returned to the person depositing the same. Subject as hereinbefore provided, the Company shall be entitled to destroy all instruments of transfer of shares and other supporting documents which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notification of changes of address or name and all registered share certificates which have been cancelled at any time after the expiration of one year from the date of cancellation thereof and it shall conclusively be presumed in favour of the Company that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every share certificate so destroyed was a valid certificate duly and properly cancelled Provided that:-

35.1 the provisions aforesaid shall apply only to the destruction of documents in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

35.2 nothing herein contained shall be construed as imposing on the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso 35.1 above are not fulfilled; and

35.3 references herein to the destruction of any document include references to the disposal thereof in any manner.

36. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

37. In case of the death of a Member the survivor or survivors (where the deceased was a joint holder) and the executors or administrators of the deceased (where he was a sole or only surviving holder) shall be the only persons recognised by the Company as having any title to his interest in the shares but nothing in these Articles shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

38. Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, upon such evidence as to title being provided as may from time to time be required by the Board and subject as hereinafter provided, either be registered himself as holder of the share upon giving to the Company notice in writing of his desire to such effect or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by such Member.

39. Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall (upon supplying to the Company such evidence as the Board may reasonably require as to his title to the share) be entitled to receive, and may give a discharge for, all benefits arising or accruing on or in respect of the share and the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to Meetings until he shall have been registered as a Member in respect of the share Provided always that the Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if within 60 days the notice is not complied with such person shall be deemed to have elected to be registered as a Member in respect thereof and may be registered accordingly.

DISCLOSURE OF INTERESTS IN SHARES

40.1 No Member shall, unless the Board otherwise determines, be entitled in respect of any share or shares held by him to vote (either in person or by representative or proxy) at any General Meeting or at any separate meeting of the holders of any class of shares or to exercise any other right conferred by membership in relation to any such Meeting of the Company if he or any other person appearing to be interested in such share or shares has been duly served with a notice under Section 212 (or under any other statutory provision or provision of these Articles for the time being in force enabling the Company by notice in Writing to require any persons to give any information regarding that share or those shares) which requires him or such other person to give information to the Company in accordance with such Section or provision and:

40.1.1 he or any such person is in default in supplying to the Company the information thereby required within (i) 14 days after service of the notice (or such longer period as may be specified in such notice) if the shares specified in such notice represent at least 0.25 per cent. of the shares of the class to which such shares belong in issue on the date of service of such notice or (ii) 28 days after service of the notice (or such longer period as may be specified in such notice) in any other case; or

40.1.2 in purported compliance with such notice, he or any such person has made a statement which, in the opinion of the Board, is false or misleading in any material particular (and in the latter case he or any such person has failed to correct such statement within a further period of 14 days after service of a further notice in Writing requiring him so to correct it).

The Board may at any time restore the aforementioned entitlement of the Member by notice in Writing to such Member and shall restore such entitlement within 7 days of the earlier of: (a) receipt by the Board of notice that the shares of such Member have been transferred pursuant to an arm's length sale and (b) due compliance, to the satisfaction of the Board, with the said notice under Section 212 (or as otherwise provided in this Article) in respect of all the shares to which such notice related.

40.2 The Board may, in its absolute discretion, refuse pursuant to Article 31.2 to register any transfer of shares which does not appear to it to be a transfer pursuant to an arm's length sale and which relates to shares held by a Member in relation to which he or any other person appearing to be interested in such shares has been duly served with a notice under Section 212 (or under any other statutory provision or provisions of these Articles for the time being in force enabling the Company by notice in Writing to require any person to give any information regarding those shares) which requires him or such other person to give information to the Company in accordance with such Section or provision and:

40.2.1 he or any such person is in default in supplying to the Company the information thereby required within 14 days after service of the notice (or such longer period as may be specified in such notice); or

40.2.2 in purported compliance with such notice, he or any such person has made a statement which, in the opinion of the Board, is false or misleading in any material particular (and in the latter case has failed to correct such statement within a further period of 14 days after service of a further notice in Writing requiring him so to correct);

Provided that the shares specified in such notice represent at least 0.25 per cent of the shares of the class to which such shares belong in issue on the date of service of such notice.

Any notice served pursuant to this Article 40.2 may contain a statement to the effect that upon failure to supply such information before the expiry of a period specified in such notice (being not less than 14 days from the date of service of such notice) the Board may, in its absolute discretion, refuse to register any transfer of such shares which does not appear to it to be a transfer pursuant to an arm's length sale.

The restrictions on transfer provided by Article 31.2 shall take effect only upon the service on the registered holder of the shares in question of a notice to the effect that he has thereby become subject to the said restrictions and such restrictions shall only apply for so long as the information requested pursuant to this Article 40.2 has not been supplied to the Company or until the Board is satisfied that such shares have been acquired by a new beneficial owner following an arm's length sale, whichever is the earlier.

40.3 The Board may, in its absolute discretion, withhold pursuant to Article 137 the payment of any dividend to a Member in respect of any shares held by him in relation to which he or any other person appearing to be interested in such shares has been duly served with a notice under Section 212 (or under any other statutory provision or provision of these Articles for the time being in force enabling the Company by notice in Writing to require any persons to give any information regarding those shares) which requires him or such other person to give information to the Company in accordance with such Section or provision and:

40.3.1 he or any such person is in default in supplying to the Company the information thereby required within 14 days after service of the notice (or such longer period as may be specified in such notice); or

40.3.2 in purported compliance with such notice, he or any such person has made a statement which, in the opinion of the Board, is false or misleading in any material particular (and in the latter case has failed to correct such statement within a further period of 14 days after service of a further written notice requiring him so to correct);

Provided that the shares specified in such notice represent at least 0.25 per cent. of the shares of the class to which such shares belong in issue on the date of such notice.

Any notice served pursuant to this Article 40.3 shall contain a statement to the effect that upon failure to supply such information before the expiry of a period

specified in such notice (being not less than 14 days from the date of service of such notice) the Board may, in its absolute discretion, withhold the payment of any dividend in respect of the shares specified in the notice if the information required as aforesaid is not given within the period specified in the notice.
The withholding provisions of Article 137 shall take effect only upon service on the registered holder of the shares in question of a notice to the effect that he has thereby become subject to the said withholding provisions and such provisions shall only apply for so long as the information requested pursuant to this Article has not been supplied to the Company or until the Board is satisfied that such shares have been acquired by a new beneficial owner following an arm's length sale, whichever is the earlier.

The Board may at any time restore the aforementioned entitlement of the Member by notice in Writing to such Member and shall restore such entitlement when the said notice under Section 212 (or as otherwise provided in this Article) has been complied with in respect of all the shares to which such notice related.

40.4 The Board shall be entitled to serve a notice under Section 212 which fulfils all or any of Articles 40.1, 40.2 or 40.3 above (as the case may be) on a person who is not the registered holder of shares in the Company only if the registered holder of the shares in question has previously been, or is simultaneously with the service of such a notice, served by the Company with a notice under the said Section 212. The Board shall not be required to serve separate notices for the purposes of Articles 40.1, 40.2 or 40.3 and, subject to the other provisions of this Article 40, it may serve a notice in respect of all or any of the said Articles which shall be effective for the purposes of Articles 40.1, 40.2 or 40.3 (as the case may be). Notwithstanding the foregoing, the Company shall be entitled to serve separate notices at such times as it so chooses in respect of Articles 40.1, 40.2 and 40.3.

40.5 For the purposes of this Article 40, a person shall be treated as appearing to be interested in any shares if (after taking into account any information supplied in response to any notice under the Section 212 and any other information) the Board knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

40.6 For the purpose of this Article 40 and Article 31.2 a sale shall be regarded as being an "arm's length sale" if it is on a recognised investment exchange as defined for the purposes of the Financial Services Act 1986 or it is on any Stock Exchange outside the United Kingdom on which the Company's shares of the same class as the shares the subject of restrictions pursuant to this Article 40 are listed or regularly traded and the restrictions on transfer provided by Article 31.2 and Article 40.2 shall not apply where such transfer arises from acceptance of a take-over offer for a company as defined in Section 428.

40.7 Shares issued in respect of shares which are for the time being not entitled to vote at a General Meeting pursuant to this Article or to receive dividends pursuant to this Article and Article 137 shall, on issue, become subject to the same restriction.

40.8 The Company is not, by virtue of anything done for the purposes of this Article, to be affected by notice of, or put on enquiry as to the rights of any person in relation to, any shares.

40.9 The provisions of this Article 40 shall be in addition and without prejudice to the provisions of the Statutes and nothing done by the Company pursuant to this Article or Articles 29, 31 or 137 shall prejudice the Company's rights under the same.

STOCK

41. The Company may, from time to time, by ordinary resolution, convert all or any of its fully Paid Up shares into stock, and may from time to time, in like manner, convert any stock into fully Paid Up shares of any denomination. No such conversion shall affect or prejudice any preference or other special privilege.

42. When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein, or any part of such interests, in such manner as the Company by ordinary resolution directs but in default of any such direction in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred or as near thereto as circumstances will admit. The Board may, from time to time, fix the minimum amount of stock transferable Provided that such minimum shall not exceed the nominal amount of each of the shares from which the stock arose.

43. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, voting at General Meetings and other matters and be subject to the same provisions of these Articles as if they held the shares from which the stock arose; but no such privilege or advantage shall be conferred by an amount of stock which would not, if existing in shares, have conferred that privilege or advantage.

ALTERATIONS TO CAPITAL

44. The Company may, from time to time, by ordinary resolution, whether all the shares for the time being authorised shall have been issued or all the shares for the time being issued shall have been fully Paid Up or not, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution directs.

45. Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the existing share capital and shall be subject to the same provisions with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise as the existing share capital.

46. The Company may, from time to time, by ordinary resolution:-

46.1 consolidate all or any of its share capital into shares of larger amounts than its existing shares;

46.2 cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled;

46.3 sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of Section 121(3) and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over or may have such deferred rights or be subject to any such restrictions, as compared with the others, as the Company has power to attach to unissued or new shares.

47. Subject to the provisions of the Statutes and any confirmation or consent required by law, the Company may, from time to time, by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner.

48. Upon any consolidation of fully Paid Up shares into shares of larger amount the Board may settle any difficulty which may arise with regard thereto and in particular may, as between the holders of shares so consolidated, determine which shares are consolidated into each consolidated share and in the case of any shares registered in the name of one Member being consolidated with shares registered in the name of another Member the Board may make such arrangements for the allotment, acceptance and/or sale of shares representing fractional entitlements to the consolidated share or for the sale of the consolidated share and may sell the fractions or the consolidated share either upon the market or otherwise to such person at such time and at such price as it may think fit and shall distribute the net proceeds of sale among such Members rateably in accordance with their rights and interests in the consolidated share or the fractions and for the purposes of giving effect to any such sale the Board may appoint some person to transfer the shares or fractions sold to any purchaser thereof and such appointment and any transfer executed in pursuance thereof shall be effective Provided that the Board shall have power when making such arrangements to determine that no Member shall be entitled to receive such net proceeds of sale unless his entitlement exceeds such amount as the Board shall determine and, if the Board exercises such power, the net proceeds of sale not distributed to Members as a result shall belong absolutely to the Company.

49. Anything done in pursuance of the last three preceding Articles shall be done in manner provided and subject to any conditions imposed by the Statutes, so far as they shall be applicable and, so far as they shall not be applicable, in accordance with the terms of the resolution authorising the same and, so far as such resolution shall not be applicable, in such manner as the Board shall determine.

MODIFICATION OF CLASS RIGHTS

50. None of the rights, privileges or conditions for the time being attached or belonging to any class of shares forming part of the issued capital for the time being of the Company shall be modified, varied or abrogated in any manner except with the consent in writing of the holders of three fourths in nominal value of the issued shares of the class or the sanction of an extraordinary resolution passed at a separate meeting of the members of that class and then only subject to the provisions of Section 127. To any such separate meeting all the provisions of these Articles as to General Meetings shall mutatis mutandis apply but so that the necessary quorum (other than at an adjourned Meeting) shall be not less than two persons personally present and holding or representing, either by proxy or as the duly appointed representative of a corporation which is a Member, at least one third of the capital Paid Up on the issued shares of the class and, at an adjourned Meeting, one Member holding shares of the class in question or his proxy, and so that any holder of shares of the class in question present in person or by proxy may demand a poll and shall be entitled on a poll to one vote for every such share held by him. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by these Articles or by the terms of issue of the shares of that class, be deemed to be modified, varied or abrogated by the creation or issue of further shares ranking pari passu therewith.

GENERAL MEETINGS

51. An Annual General Meeting of the Company shall be held in each year (in addition to any other Meetings which may be held in that year) and such Meeting shall be specified as the Annual General Meeting in the notices calling it. Not more than fifteen months shall elapse between the date of one Annual General Meeting and the date of the next. Subject as aforesaid and to the provisions of the Statutes, the Annual General Meeting shall be held at such time and place as the Board shall appoint.

52. All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

53. The Board may call an Extraordinary General Meeting whenever it thinks fit. Extraordinary General Meetings shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by the Statutes. If at any time there are not sufficient Directors capable of acting to form a quorum of the Board any Director or any two Members may convene an Extraordinary General Meeting in the same manner as nearly as possible as that in which Meetings may be convened by the Board.

54. In the case of an Extraordinary General Meeting called in pursuance of a requisition, unless such Meeting shall have been called by the Board, no business

other than that stated in the requisition as the objects of the Meeting shall be transacted.

NOTICE OF GENERAL MEETINGS

55. At least twenty-one Clear Days' notice of every Annual General Meeting and of every Extraordinary General Meeting at which it is proposed to pass a special resolution and at least fourteen Clear Days' notice of every other Extraordinary General Meeting shall be given in manner hereinafter mentioned to such Members as are, under the provisions of these Articles, entitled to receive such notices from the Company and to the Auditors. Every notice of Meeting shall specify the place, day and hour of the Meeting and, in the case of special business, the general nature of such business and shall also state with reasonable prominence that a Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a Member. In the case of a Meeting convened for passing a special or extraordinary resolution the notice shall specify the intention to propose the resolution as a special or extraordinary resolution (as the case may be).

56. A Meeting shall, notwithstanding that it is called by shorter notice than that specified in the last preceding Article, be deemed to have been duly called if it is so agreed:-

56.1 in the case of a Meeting called as the Annual General Meeting, by all the Members entitled to attend and vote thereat; and

56.2 in the case of any other Meeting, by a majority in number of the Members having a right to attend and vote at the Meeting being a majority together holding not less than 95 per cent in nominal value of the shares giving a right to attend and vote at the Meeting.

57. It shall be the duty of the Company, subject to the provisions of the Statutes, on the requisition in Writing of such number of Members as is specified in Section 376 and (unless the Company otherwise resolves) at the expense of the requisitionists: (i) to give to Members entitled to receive notice of the next Annual General Meeting notice of any resolution which may properly be moved and is intended to be moved at that Meeting and (ii) to circulate to Members entitled to have notice of any General Meeting sent to them any statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that Meeting.

58. The accidental omission to give notice of any Meeting to, or the non-receipt of notice of any Meeting by, any person entitled to receive notice shall not invalidate any resolution passed or proceeding held at that Meeting.

PROCEEDINGS AT GENERAL MEETINGS

59. All business that is transacted at an Extraordinary General Meeting shall be deemed special and all business that is transacted at an Annual General Meeting shall also be deemed special, with the exception of declaring a dividend, the consideration and adoption of the accounts and balance sheet and the reports of the Directors and the Auditors and any other documents accompanying or annexed to the balance sheet, the election of Directors and the Auditors and the fixing of the remuneration of the Directors and the Auditors.

60. Where by any provision contained in the Statutes special notice is required of a resolution, the resolution shall not be effective unless notice of the intention to move it has been validly given to the Company in accordance with these Articles and the Statutes not less than twenty-eight days (or such shorter period as the Statutes permit) before the Meeting at which it is moved and the Company shall give to its Members notice of such resolution in accordance with these Articles and the Statutes.

61. No business shall be transacted at any General Meeting unless a quorum is present when the Meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a Member or a proxy for a Member or a duly authorised representative of a corporation which is a Member, shall be a quorum.

62. The Chairman of the Board shall preside at every General Meeting; but if there be no such Chairman or he shall be unwilling or unable to preside or if at any Meeting he shall not be present within fifteen minutes after the time appointed for holding the same, the Deputy-Chairman of the Board shall preside or if there be no such Deputy-Chairman or he shall be unwilling to act or if he be not present within such period, the Directors present shall choose some Director or if no Director be present or if all the Directors present decline to take the chair, the Members present in person or by proxy shall choose one of their number to be Chairman of the Meeting.

63. If within fifteen minutes from the time appointed for the holding of a General Meeting a quorum is not present, the Meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same time and place seven days thereafter.

64. The Chairman of the Meeting may, with the consent of the Meeting (and shall, if so directed by the Meeting), adjourn any Meeting from time to time and from place to place. Whenever a Meeting is adjourned for thirty days or more, at least seven days' notice, specifying the place, the day and the time of the adjourned Meeting shall be given as in the case of an original Meeting. Save as aforesaid, no Member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned Meeting. No business shall be transacted at any adjourned Meeting other than the business which might have been transacted at the Meeting from which the adjournment took place.

65.1 At any General Meeting a resolution put to the vote of the Meeting shall be decided on a show of hands unless before or upon the declaration of the result of the show of hands a poll be demanded:-

65.1.1 by the Chairman of the Meeting; or

65.1.2 by not less than five Members present in person or by proxy and entitled to vote at the Meeting; or

65.1.3 by any Member or Members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the Meeting; or

65.1.4 by a Member or Members holding shares in the Company conferring a right to vote at the Meeting being shares on which an aggregate sum has been Paid Up equal to not less than one-tenth of the total sum Paid Up on all the shares conferring that right.

65.2 Unless a poll be so demanded a declaration by the Chairman of the Meeting that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive of the votes recorded in favour of or against such resolution.

66. A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken forthwith if practicable, but if not practicable at such time (not being more than thirty days from the date of the Meeting or the adjourned Meeting at which such poll was demanded) and place and in such manner as the Chairman of the Meeting shall direct and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. No notice need be given of a poll not taken immediately. The demand for a poll may be withdrawn.

67. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting shall be entitled to a further or casting vote in addition to the votes to which he may be entitled as a Member.

68. If:-

68.1 any objection is raised to the qualification of any voter; or

68.2 any votes have been counted which ought not to have been counted or which might have been rejected; or

68.3 any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the Meeting on any resolution unless the same is raised or pointed out at the Meeting or adjourned

Meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the Meeting and shall only vitiate the decision of the Meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the Meeting. The decision of the Chairman on such matters shall be final and conclusive.

69. The demand for a poll shall not prevent the continuance of a Meeting for the transaction of any business other than the question on which a poll has been demanded.

VOTES OF MEMBERS

70. Subject to any special terms as to voting upon which any share may be issued, or may for the time being be held, and subject to the provisions of Articles 39 and 40, upon a show of hands every Member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and in each case is entitled to vote shall have one vote and upon a poll every Member present in person or by proxy and entitled to vote shall have one vote for every share of which he is the registered holder.

71. If any Member is of unsound mind or otherwise incapacitated he may vote, whether on a show of hands or on a poll, by his curator bonis, committee or other legal curator and such last mentioned persons may give their votes either personally or by proxy Provided that such evidence as the Board may reasonably require of the authority of the persons claiming to vote is deposited at the Office not less than forty eight hours before the time for holding the Meeting or adjourned Meeting at which such person claims to vote.

72. If two or more persons are jointly entitled to a share, then, in voting upon any question, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and for this purpose seniority shall be determined by the order in which the names stand in the Register.

73. No Member shall be entitled to be present or to be counted in the quorum at any General Meeting unless he shall be the holder of one or more shares giving the right to attend thereat upon which all calls or other moneys due and payable in respect of the same shall have been paid and no Member shall be entitled to vote at any General Meeting or upon a poll either personally or by proxy in respect of any share upon which any call or other moneys due and payable have not been paid.

74. Votes may be given either personally or by proxy. On a show of hands a Member (other than a corporation) present only by proxy shall have no vote; but a proxy for or representative of a corporation may vote on a show of hands. A proxy need not be a Member and a Member may appoint one or more than one person

to act as his proxy. On a poll a Member entitled to more than one vote need not, if he votes, use all of his votes or cast all the votes he uses in the same way.

75. If a Member appoints more than one person to act as his proxy the appointment of each such proxy shall specify the shares held by the Member in respect of which each such proxy is to vote and no Member may appoint more than one proxy (save in the alternate) to vote in respect of any one share held by that Member.

76. The appointment of a proxy shall be in Writing under the hand of the appointor, or his attorney duly authorised in Writing, or if such appointor is a corporation, under its common seal or under the hand of some officer or attorney duly authorised in that behalf or contained in an electronic communication. The Directors may, but shall not be bound to, require evidence of authority of such officer or attorney.

77. A vote given in accordance with the terms of an appointment of a proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or transfer of the share in respect of which it is given, unless previous intimation in Writing of the death, insanity, revocation or transfer shall have been received at the Office one hour at least before the time fixed for holding the Meeting.

78. The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote at such poll.

79. The appointment of a proxy and the power of attorney or other authority, if any, under which it is executed, or a copy of the authority notarially certified, or certified in some other way approved by the Board, shall be:

79.1 in the case of an instrument in writing, received at such place as may be specified for that purpose in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting or if no place is so specified at the Office at least 48 hours before the time fixed for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the instrument proposes to vote; or

79.2 in the case of an appointment contained in an electronic communication, where an electronic address has been specified for the purpose of receiving electronic communications:

a. in the notice convening the meeting; or

b. in any form of appointment of proxy sent out by the Company in relation to the meeting; or

c. in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such electronic address at least 48 hours before the time fixed for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the appointment proposes to vote; or

79.3 in the case of a meeting adjourned for less than 28 days but more than 48 hours or in the case of a poll taken more than 48 hours after it is demanded, received as required by Articles 77.1.1 and 77.1.2 at least 24 hours before the time fixed for the holding of the adjourned meeting or the taking of the poll; or

79.4 in the case of a meeting adjourned for not more than 48 hours or in the case of a poll not taken immediately but taken not more that 48 hours after it was demanded, received at the adjourned meeting or at the meeting at which the poll was demanded by the chairman of the meeting or by the Secretary or by a Director.

79.5 The appointment of a proxy not received in accordance with this Article 76 is invalid.*

80. An instrument of proxy may be in any common form or in such other form as the Board may from time to time approve.

81. The Board may at the expense of the Company send by post or otherwise to the Members instruments of proxy (with or without provision for their return prepaid) for use at any General Meeting or at any Meeting of any class of Members of the Company either in blank or nominating in the alternative any one or more of the Directors or the Chairman of the Meeting or any other person or persons. If, for the purpose of any Meeting, invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense they shall be issued to all (and not to some only) of the Members entitled to be sent a notice of the Meeting and to vote thereat by proxy.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

82. Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise any person to act as its representative at any Meeting of the Company or of any class of Members thereof and such representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member.

DIRECTORS

83. Until otherwise determined by a General Meeting the number of Directors shall not be less than two and there shall be no maximum number. The Company may

* Amended by Special Resolution passed on 18 November 2004

by ordinary resolution from time to time vary the minimum and maximum number of Directors.

84. The Board may, from time to time and at any time, appoint any other person to be a Director either to fill a casual vacancy or by way of addition to the Board. A Director so appointed shall hold office only until the Annual General Meeting following next after his appointment, when he shall retire, but shall then be eligible for re-election. A Director so retiring shall not be taken into account in determining the number of Directors to retire by rotation at such Meeting in accordance with Article 106.

85. A Director shall not require a share qualification, but shall nevertheless be entitled to attend and speak at any General Meeting of, or at any separate Meeting of the holders of any class of shares in, the Company.

86. There shall be available to be paid out of the funds of the Company to the Directors as fees in each year an aggregate sum not exceeding £100,000 as the Board may determine, such sum to be divided among such Directors in such proportion and manner as they may agree or, in default of agreement, equally Provided that any such Director holding the office of Director for part of a year shall, unless otherwise agreed, be entitled only to a proportionate part of such fee. The Company may by ordinary resolution increase the amount of the fees payable under this Article. The provisions of this Article shall not apply to the remuneration of any Managing Director or Director holding executive office whose remuneration shall be determined in accordance with the provisions of Articles 95.1 and 95.4.

87. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses properly incurred by them respectively in and about the performance of their duties as Directors, including their expenses of travelling to and from Board or comnittee or General Meetings.

88. The Board (or for the avoidance of doubt a committee of the Board if so authorised) may grant special remuneration to any member thereof who, being called upon, shall render any special or extra services to the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration (if any) as a Director, and may be payable by way of a lump sum participation in profits or otherwise as the Board (or any such committee) shall determine.

POWER TO APPOINT A PRESIDENT OF THE COMPANY

89. The Board shall have power to appoint any person deemed by the Board to be fit for such appointment to be the President of the Company and any person so appointed shall hold office for life or for such other lesser period as from time to time shall be determined by the Board. If the President is appointed otherwise than from among the Directors then, while he shall not be counted in the quorum at any meeting of the Board and shall not be entitled to vote on any matter decided at any such meeting or otherwise in any way to exercise any of the

rights, privileges and powers of a Director, he shall be entitled to attend meetings of the Board although failure to give notice to the President of any such meeting shall not invalidate such meeting or any business transacted thereat.

INTERESTS OF DIRECTORS

90. A Director may hold any other office or place of profit under the Company (except that of Auditor) in conjunction with his office of Director and, subject to Section 319, on such terms as to remuneration and otherwise as the Board shall arrange. Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director Provided that nothing herein contained shall authorise a Director or his firm to act as Auditor or Auditors of the Company.

91. Subject to the provisions of the Statutes, no Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor, subject to the interest of the Director concerned being duly declared as required by Article 93, shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

92. A Director may hold office as a Director or other officer of or be otherwise interested in any other company of which the Company is a member or in which the Company is otherwise interested and, unless otherwise agreed, shall not be liable to account to the Company for any remuneration or other benefits receivable by him as a director or officer of, or by virtue of his interest in, such other company.

93. Without prejudice to the requirements of the Statutes, a Director, including an alternate Director, who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Board. In the case of a proposed contract the declaration shall be made at the meeting of the Board at which the question of entering into the contract is first taken into consideration or, if the Director was not at the date of that meeting interested in the proposed contract, at the next meeting of the Board held after he became so interested. In a case where the Director becomes interested in a contract after it is made the declaration shall be made at the first meeting of the Board held after the Director becomes so interested. In a case where the Director is interested in a contract which has been made before he was appointed a Director the declaration shall be made at the first meeting of the Board held after he is so appointed. For the purposes of this Article a general notice given to the Board by a Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in

any contract which may, after the date of the notice be made with that company or firm, or he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him (within the meaning of Section 346) shall (if such Director shall give the same at a meeting of the Board or shall take reasonable steps to secure that it is brought up and read at the next meeting of the Board after it is given) be deemed a sufficient declaration of interest in relation to any contract so made. In this Article the expression "contract" shall be construed as including any transaction or arrangement, whether or not constituting a contract.

94.1 Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he or any person connected with him (within the meaning of Section 346) has any interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company or in respect of which he has any duty which conflicts with his duty to the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution in respect of which he is debarred from voting.

94.2 A Director shall (in the absence of some other interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters namely:-

94.2.1 the giving of any guarantee, security or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

94.2.2 the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

94.2.3 any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting thereof;

94.2.4 any proposal concerning any other company in which he is interested directly or indirectly and whether as an officer or shareholder or otherwise howsoever Provided that he (together with any person connected with him within the meaning of Section 346) is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the

purpose of this Article to be a material interest in all circumstances);

94.2.5 any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes or which does not accord to any Director as such any privilege or benefit not accorded to the employees to which the scheme or fund relate;

94.2.6 any contract, arrangement or proposal for the benefit of employees of the Group under which the Director benefits in a similar manner as the employees or which does not accord to any Director as such any privilege or benefit not accorded to the employees to which the scheme or fund relates;

94.2.7 any proposal concerning insurance which the Company proposes to maintaining or purchase for the benefit of Directors or for the benefit persons including Directors.

94.3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the proviso to paragraph 94.2.4 of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

94.4 If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be determined by a majority of votes of the remaining Directors present at the meeting and in the case of an equality of votes the Chairman (unless he be the Director the materiality of whose interest or the entitlement of whom to vote shall be in issue) shall have a second or casting vote and their ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed and, pending such ruling, paragraph 94.1 of this Article shall apply to the Director in question.

MANAGING AND OTHER EXECUTIVE DIRECTORS

95.1 The Board may, from time to time, appoint one or more of its body to be the holder of any executive office, including the office of Managing or Joint or Assistant Managing Director or Chief Executive. Any such appointments shall be on such terms (including remuneration) and for such period as the Board (or

for the avoidance of doubt a committee of the Board if so authorised) may determine.

95.2 A Director so appointed to any executive office shall not be subject to retirement by rotation and shall not be taken into account in determining the number of Directors to retire by rotation.

95.3 The appointment of any Director to any executive office shall be capable of being terminated by the Board if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise; but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company.

95.4 A Director holding any executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise, as the Board (or for the avoidance of doubt a committee of the Board if so authorised) may determine.

95.5 The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit and either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

95.6 The Company shall not (and the Board shall exercise all voting and other rights and power of control exercisable by the Company in respect of its subsidiary companies so as to secure that none of its subsidiary companies shall) grant any contract of service to any such Managing Director or such other officer as is referred to in paragraph 95.1 of this Article or any proposed Managing Director or such other officer as aforesaid which does not expire or is not determinable within five years of the date of grant thereof without payment of compensation (other than statutory compensation) except with the previous sanction of the Company in General Meeting given in accordance with Section 319.

POWERS OF DIRECTORS

96. The business of the Company shall be managed by the Board, which may exercise all such powers of the Company and do on behalf of the Company all such acts as may be exercisable and done by the Company and as are not by the Statutes or by these Articles required to be exercised or done by the Company in General Meeting, subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in General Meeting but no regulation made by the Company in General Meeting shall invalidate any prior act of the Board which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

97. The Board may establish local boards or committees or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such local boards or committees or any managers or agents and may fix their remuneration and may delegate to any local board, committee, manager or agent any of the powers, authorities and discretions vested in the Board (with power to sub-delegate) and may authorise the members of any local board or committee, or any of them, to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation; Provided that in those cases where the powers of the Board are delegated to a committee which includes co-opted members who are not Directors, the number of such co-opted persons shall be less than one-half of the total number comprising the committee and no resolution of the committee shall be effective unless a majority of the members of the committee present at the meeting are Directors; but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby and no person so appointed shall for any purpose be deemed to be a Director.

98. The Board may from time to time and at any time by power of attorney under the Seal appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit and any such powers of attorney may contain such provisions whether for the protection and convenience of persons dealing with any such attorney or otherwise to sub-delegate all or any of the powers, authorities and discretions vested in him.

99. The Company or the Board on behalf of the Company may exercise all the powers of the Company under Section 39, relating to official seals for use abroad, and any such seal shall be affixed by the authority and in the presence of, and the instrument sealed therewith shall be signed by, such persons as the Board shall from time to time by writing under the Seal appoint.

100.1 The Board may establish, maintain, participate in or contribute to or procure the establishment, maintenance of, participation in or contribution to any pension, superannuation, benevolent or life assurance fund, scheme or arrangement (whether contributory or otherwise) for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances, benefits and emoluments to, any persons who are or were at any time in the employment or service of the Company or any of its predecessors in business or of any company which is a holding company or a subsidiary of the Company or who may be or have been Directors or officers of the Company or of any such other company as aforesaid and who hold or have held executive positions or agreements for service with the Company or any such other company, and the wives, widows, families and

dependants of any such persons. The Board may also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, or of any such person as aforesaid and make payments for or towards the insurance of any such persons as aforesaid and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any public, general or useful object and do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Any Director who holds or has held any such executive position or agreement for service shall be entitled to participate in and retain for his own benefit any such donations, gratuities, pensions, allowances, benefits or emoluments.

100.2 Subject to such approval by Members as shall be required by the Statutes, the Board may establish and maintain any employees' share scheme, share option or share incentive scheme whereby selected employees of the Company or of any company which is a subsidiary of the Company are given the opportunity of acquiring shares in the capital of the Company on the terms and subject to the conditions set out in such scheme and establish and (if any such scheme so provides) contribute to any scheme for the purchase by or transfer, allotment or issue to trustees of shares in the Company or its holding company to be held for the benefit of employees (including Directors and officers) of the Company and subject to the Statutes lend money to such trustees or employees to enable them to purchase such shares.

101. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

POWERS OF BORROWING AND MORTGAGING

102.1 Subject as hereinafter provided the Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future, including uncalled capital, and subject to the provisions of Section 80 to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

102.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its Subsidiary Undertakings so as to secure (as regards Subsidiary Undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) for the time being remaining undischarged of all moneys borrowed by the Group shall not at any time without the previous sanction of an ordinary resolution exceed a sum equal to 75* per cent. of the greater of

* amended by Special Resolution passed on 22 November 2000 to 70%

102.2.1 the current value of all assets of the Group; and

102.2.2 the book value of all assets of the Group.

102.3 For the purpose of this Article, the following (if not otherwise taken into account) shall be deemed to be moneys borrowed:

102.3.1 the principal amount outstanding in respect of any debentures of any member of the Group which are not beneficially owned within the Group;

102.3.2 the principal amount outstanding under any acceptance credit (not being an acceptance in relation to the purchase or sale of goods or services in the ordinary course of trading) opened by any bank or accepting house on behalf of or in favour of any member of the Group;

102.3.3 the nominal amount of any share capital and the principal amount of any debentures or other borrowed moneys of any person outside the Group the redemption or repayment of which is guaranteed or secured or is the subject of an indemnity given by any member of the Group and the beneficial interest in which redemption or repayment is not owned by a member of the Group;

102.3.4 any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other borrowed moneys falling to be taken into account.

102.4 For the purpose of this Article the following (if not otherwise taken into account) shall not and shall be deemed not to be moneys borrowed:-

102.4.1 all intra Group borrowings;

102.4.2 amounts borrowed for the purpose of re-paying within six months (with or without any premium) any moneys borrowed then outstanding, pending the application thereof for such purpose within such period;

102.4.3 the proportion of the excess outside borrowings of a partly owned Subsidiary Undertaking which corresponds to the proportion of its equity share capital owned otherwise than by members of the Group (and for the purpose of this sub-Article, the expression "excess outside borrowings" shall mean so much of the borrowings of such partly owned Subsidiary Undertaking

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otherwise than from members of the Group which exceeds the amount (if any) borrowed from it by other members of the Group);

102.4.4 amounts borrowed for the purpose of financing any contract in respect of which any part of the price receivable by any member of the Group is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by any other governmental department fulfilling a similar function, to an amount not exceeding that part of the price receivable thereunder which is so guaranteed or insured;

102.4.5 temporary debit balances with the bankers of any member of the Group or shown in a member's own books of account arising by virtue of delay in clearing funds not exceeding 10 days;

102.4.6 for a period of 12 months after the date on which a company becomes a member of the Group, monies borrowed equal to the amount of borrowings outstanding of such a company at the date when it becomes a member;

102.4.7 moneys advanced or paid to any member of the Group (or its agents or nominees) by customers of any member of the Group as unexpended customer receipts or progress payments pursuant to any contract between such customer and a member of the Group in relation thereto;

102.4.8 moneys held by any member of the Group whether on deposit or current account or otherwise in connection with any scheme for the benefit of employees or their dependants;

102.4.9 the 7.75 per cent. Convertible Loan Stock 2016 constituted by the Loan Stock Instrument of the Company dated 14 March 1996.

102.5 No lender or other person dealing with the Company shall be concerned to see or inquire whether this limit is observed. No debt incurred or security given in excess of such limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or would thereby be exceeded.

102.6 Borrowed moneys of the Company or any one or more of its Subsidiary Undertakings expressed in or calculated by reference to a currency other than Sterling shall be translated into Sterling by reference either to the rate of exchange used for the conversion of such currency in the latest audited balance sheet of the relevant member of the Group or, if no such conversion was required or has yet taken place, by reference to the rate of exchange or approximate rate of exchange ruling on such date and determined on such basis as the Auditors may determine or approve.

103. The Board may mortgage or charge all or any part of the Company's undertaking, property and uncalled capital and, subject to Section 80, may issue or sell any bonds,loan notes, debentures or other securities whatsoever for such purposes and upon such terms as to time of repayment, rate of interest, price of issue or sale, payment of premium or bonus upon redemption or repayment or otherwise as it may think proper including a right for the holders of bonds, loan notes, debentures or other securities to exchange the same for shares in the Company of any class authorised to be issued.

ROTATION, RETIREMENT AND REMOVAL OF DIRECTORS

104. The office of a Director shall be vacated if:

104.1 he ceases to be a Director by virtue of any provision of the Statutes or he becomes prohibited by law from being a Director; or

104.2 he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

104.3 he is, or may be, suffering from mental disorder and either:-

104.3.1 he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960; or

104.3.2 an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

104.4 he becomes physically or mentally incapable of performing the functions of a Director and the Board shall resolve that he be disqualified; or

104.5 in the case of a Director holding executive office subject to the terms of any contract between him and the Company he resigns his office by notice in Writing to the Company; or

104.6 he shall for more than six consecutive months have been absent without permission of the Board from meetings of the Board held during that period and the Board shall resolve that his office be vacated; or

104.7 he shall be removed from office by notice in Writing served on him signed by all his co-Directors but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of

the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.

105. Every Director shall retire at the first Annual General Meeting after the date of his eightieth birthday; but shall then be eligible for re-election for the period from that Annual General Meeting until the end of the next following Annual General Meeting when again he shall retire. Any such Director shall be eligible for re-election for a subsequent term or terms, but on each occasion only until the end of the next following Annual General Meeting after the date of his re-election. A Director retiring at any Annual General Meeting in accordance with the provisions of this Article shall not be taken into account in determining the number of Directors to retire by rotation at such meeting in accordance with Article 107. Section 293 shall not apply to the Company.

106. Subject as provided in Article 95.2, at the Annual General Meeting in every year one-third of the Directors for the time being (other than those retiring in accordance with Articles 84 and 105) or if their number is not a multiple of three then the number nearest to but not exceeding one third shall retire from office Provided always that if in any year the number of Directors (other than those retiring as aforesaid) subject to retirement by rotation is two, one of such Directors shall retire and if in any year there is only one Director subject to retirement by rotation (other than those retiring as aforesaid) that Director shall retire.

107. The Directors to retire at the Annual General Meeting in every year shall include (so far as necessary to obtain the number required) any Director who wishes to retire and not to offer himself for re-election. All further Directors so to retire shall be the Directors who have been longest in office since their last election. As between Directors of equal seniority, the Directors to retire shall in the absence of agreement be selected from among them by lot. A retiring Director shall be eligible for re-election and shall act as a Director throughout the Meeting at which he retires.

108. The Company at the Meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto and in default the retiring Director shall if offering himself for re-election be deemed to have been re-elected, unless at such Meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the Meeting and lost.

109. No person not being a Director retiring at the Meeting shall, unless recommended by the Board for election, be eligible for election to the office of Director at any General Meeting unless, not less than seven nor more than forty-two Clear Days before the day appointed for the Meeting, there shall have been given to the Secretary notice in writing by some Member duly qualified to be present and vote at the Meeting for which such notice is given of his intention to propose such person for election, and also notice in writing, signed by the person to be proposed, of his willingness to be elected.

110. Subject to the provisions of these Articles, the Company may from time to time in General Meeting appoint new Directors and increase or reduce the number of Directors and may also determine in what rotation the increased or reduced number is to go out of office.

111. Without prejudice to the power of the Company under Section 303 to remove a Director before the expiration of his period of office by ordinary resolution, the Company may by extraordinary resolution remove any Director before the expiration of his period of office, and may by ordinary resolution appoint another Director in his place. A person appointed in place of a Director so removed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

112. Every resolution of a General Meeting for the appointment or election of a Director shall relate to one named person and a single resolution for the appointment or election of two or more persons as Directors shall be void, unless a resolution that it shall be so moved has first been agreed to by the Meeting without any vote being given against it.

PROCEEDINGS OF THE BOARD

113. The Board or any committee of the Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit, and determine the quorum necessary (being at least two Directors) for the transaction of business. Meetings of the Board or of any committee of the Board may take place in any part of the world and may take place via telephonic or similar means of communication notwithstanding that the Directors or committee members present may not all be meeting in one particular place. Unless otherwise determined, two Directors shall be a quorum. For the purposes of this Article an alternate Director shall be counted in a quorum but so that not less than two persons shall constitute the quorum.

114. A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Board. It shall be necessary to give notice (which need not be in Writing) of a meeting of the Board to all the Directors. Notwithstanding the foregoing neither the accidental failure to give notice of a meeting of the Board to any Director nor the non-receipt in any case of such notice if given shall invalidate such meeting or any resolution passed or business transacted thereat.

115. Questions arising at any meeting of the Board or any committee of the Board shall be decided by a majority of votes. In the case of an equality of votes the Chairman shall have a second or casting vote.

116. The Board or any committee of the Board may from time to time elect a Chairman or Deputy-Chairman, who shall preside at its meetings, but if no such Chairman or Deputy-Chairman be elected, or if at any meeting the Chairman or Deputy-Chairman is not present within five minutes after the time appointed for

holding the same, the Board or committee shall choose one of its number to be Chairman of such meeting.

117.1 The Board may delegate any of its powers, including authority to affix the Seal to any document, to committees consisting of such member or members of its body as it thinks fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of Directors.

117.2 Any committee shall have power, unless the Board directs otherwise, to co-opt as a member or members of the committee for a specific purpose any person or persons not being members of the Board or of the Company Provided that no person shall be co-opted pursuant to this Article if as a result of his appointment the number of persons so co-opted would be equal to or greater than the number of members of such committee who are Directors and no resolution passed at a meeting of such committee shall be effective unless a majority of the members of such committee present at the meeting are Directors.

118. All acts bona fide done by any meeting of the Board or of a committee of the Board or by any person acting as a Director shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid or that they or any of them were disqualified or had ceased to be Directors or a Director, be as valid as if every such person had been duly appointed and was qualified to be and had continued to be a Director.

119. The Board shall cause proper minutes to be made of all General Meetings and also of all appointments of officers and of the proceedings of all meetings of the Board and committees of the Board and of the attendances thereat and all business transacted at such meetings and any such minutes of any meeting, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting of the Company or of the Board or committee, shall be conclusive evidence without any further proof of the facts therein stated.

120. A resolution in Writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board shall be as effective for all purposes as a resolution passed at a meeting of the Board duly convened and held and may consist of several documents in the like form each signed by one or more of the Directors and so that any such resolution or document signed by an alternate Director shall be deemed to have been signed by the Director who appointed such alternate Director.

121. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in their body but if and so long as the number of Directors is reduced below the number fixed by or pursuant to these Articles as the quorum of Directors, the continuing Directors or Director may act for the purpose of

filling up vacancies in their body or of summoning General Meetings, but not for any other purpose.

ALTERNATE DIRECTORS

122. A Director may from time to time in Writing under his hand appoint another Director or any other person including a person appointed as alternate for any other Director to be his alternate but no such appointment of any person not being a Director shall be operative unless and until approved by the Board. Every such alternate shall (subject to his giving to the Company an address at which notice may be served upon him) be entitled to notice of meetings of the Board and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to have and exercise all the powers, rights, duties and authorities of the Director appointing him. Every such alternate shall also be entitled in the absence of the Director appointing him to sign on his behalf a resolution in Writing of the Directors. The remuneration of an alternate shall be payable out of the remuneration payable to the Director appointing him and shall consist of such portion (if any) of the last mentioned remuneration as shall be agreed between such alternate and the Director appointing him. A Director may by Writing under his hand deposited at the Office at any time revoke the appointment of an alternate appointed by him. If a Director dies or ceases to hold the office of Director the appointment of his alternate shall thereupon cease and determine Provided that if any Director retires at any Meeting (whether by rotation or otherwise) but is re-appointed by the Meeting at which such retirement took effect, any appointment made by him pursuant to this Article which was in force immediately prior to his retirement shall continue to operate after his re-appointment as if he had not so retired. An alternate Director shall not be deemed to be the agent of his appointor but shall be deemed to be an officer of the Company. Notwithstanding the foregoing, unless he is already an officer of the Company in his own right, an alternate Director shall not, as such, have any rights or powers other than those mentioned in this Article.

ASSOCIATE DIRECTORS

123.1 The Board may from time to time appoint any person to be an Associate Director of the Company.

123.2 The appointment of a person to be an Associate Director shall not, save as otherwise agreed between him and the Company and the subsidiary (if any) in whose service he may be, affect the terms and conditions of his employment by the Company or by any such subsidiary, whether as regards duties remuneration, pension or otherwise.

123.3 The appointment, removal and the powers, duties and remuneration of an Associate Director shall be determined by the Board and the Board shall have the right to enter into any contract on behalf of the Company or transact any business of any description without the knowledge or approval of Associate Directors,

except that no act shall be done that would impose any personal liability on any or all of the Associate Directors except with his or their knowledge and consent.

123.4 An Associate Director shall not be nor have power to act as a Director nor be entitled to receive notice of or attend or vote at meetings of the Directors nor shall he be deemed to be a Director for any of the purposes of these Articles.

THE SEAL

124.1 The Seal shall not be affixed to any instrument except by the authority of a resolution of the Board or a committee of the Board and, except as hereinafter provided, every instrument to which the Seal shall be so affixed shall be autographically signed by a Director and countersigned by a second Director or the Secretary or an Assistant Secretary or some other person appointed by the Board for such purpose and, in favour of any purchaser or person bona fide dealing with the Company, such signatures shall be conclusive evidence of the fact that the Seal has been properly affixed.

124.2 As regards certificates for shares or debentures, the Board may by resolution authorise the same to be sealed by a securities seal kept by virtue of Section 40 and may determine that in connection with the sealing thereof the presence of such persons as are referred to in Article 124.1 and the signatures thereof or of either of them shall be dispensed with and/or that such signatures shall be affixed by some method or system of mechanical signature.

124.3 Subject to compliance with the requirements of the Act, the Board may authorise the adoption for use in any territory, district or place elsewhere than in the United Kingdom as an official seal being a facsimile of the Seal and may subject to compliance with the requirements of the Act give direction for the fixing of such official seal to deeds or instruments on behalf of the Company. Any deeds or instruments to which such a facsimile of the Seal is affixed in accordance with Article 124.1 shall bind the Company for all purposes as if the Seal had been affixed thereto.

124.4 Subject to the Statutes, the Company may dispense with the need for the Seal and, whether it does or does not dispense with the Seal, a document signed by a Director and the Secretary or by any two Directors and expressed (in whatever form of words) to be executed by the Company shall have the same effect as if executed under the Seal and a document executed by the Company which makes it clear on its face that it is intended to be a deed shall have effect upon delivery as a deed.

SECRETARY

125. The Board shall from time to time appoint and may remove a Secretary or Joint Secretaries who shall be qualified in accordance with the provisions of the Statutes and may appoint and remove one or more Assistant Secretaries.

126. Anything by the Statutes or these Articles required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any joint assistant or deputy Secretary or, if there is no joint assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board Provided that any provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

AUTHENTICATION OF DOCUMENTS

127. Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Board or any committee of the Board and any books, records, documents and accounts relating to the business of the Company and to certify copies thereof or extracts therefrom as true copies or extracts. A document purporting to be a copy of a resolution, or an extract from the minutes of a Meeting of the Company or of the Board or any committee of the Board which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes are, or extract is, a true and accurate record of proceedings at a duly constituted General Meeting or meeting of the Board or any committee of the Board.

REGISTERS

128.1 The register of Directors' interests shall be kept in accordance with the Statutes and shall be open to the inspection of any Member or of any other person between the hours of 10 a.m. and noon on each day during which the same is bound to be open for inspection pursuant to the Statutes. The said register shall be produced at the commencement of each Annual General Meeting and shall remain open and accessible during the continuance of the Meeting to any person attending such Meeting.

128.2 The register of Directors and Secretaries, the register of charges, the Register, the register of interests in shares, any overseas branch register and all other associated registers and indices shall be kept in accordance with the Statutes and shall be open to the inspection of any Member or of any other person without charge between the hours of 10 a.m. and noon on each day during which the same is bound to be open for inspection pursuant to the Statutes.

DIVIDENDS

129. Subject to any preferential or other special rights for the time being attached to any special class of shares, the profits of the Company available for dividend in accordance with the Statutes which it shall from time to time determine to distribute by way of dividend shall be applied in payment of dividends upon the shares of the Company to the Members at the date of record in accordance with their respective rights and priorities.

130. All dividends shall be apportioned and paid proportionately to the amounts Paid Up on the shares otherwise than amounts Paid Up in advance of calls during any portion or portions of the period in respect of which the dividend is paid but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

131.1 The Company in General Meeting may from time to time declare dividends but no such dividends shall (except as by the Statutes expressly authorised) be payable otherwise than out of the profits of the Company available for the purpose in accordance with the Statutes. No higher dividend shall be paid than is recommended by the Board and the declaration of the Board as to the amount of the profits at any time available for dividend shall be conclusive.

131.2 Subject to the provisions of the Statutes, the Board may if it thinks fit from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and the Board may also pay half-yearly or at other suitable intervals to be settled

by it any dividend which may be payable at a fixed rate if it is of the opinion that the profits justify the payment Provided the Directors act bona fide they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights.

132. Notwithstanding any other provision of these Articles, the Board may fix a date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time within six months before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made.

133. With the sanction of a General Meeting, dividends may be paid wholly or in part in specie and may be satisfied in whole or in part by the distribution amongst Members in accordance with the rights of fully Paid Up shares, debentures or other securities of the Company or of any other company or of any other property suitable for distribution as aforesaid Provided that no distribution shall be made which would amount to a reduction of capital except in the manner approved by law. The Board shall have full liberty to make all such valuations, adjustments and arrangements and to issue all such certificates or documents of title as may in its opinion be necessary or expedient with a view to facilitating the equitable distribution amongst the Members of any dividends or portions of dividends to be satisfied as aforesaid or to giving them the benefit of their proper shares and interests in the property and no valuation, adjustment or arrangement so made shall be questioned by any Member.

134. Any dividend, instalment of dividend or interest or other moneys payable in cash in respect of any share may be paid by cheque or warrant payable to the order of the Member entitled thereto or (in the case of joint holders) of that Member whose name stands first on the Register in respect of the joint holding. Every such cheque or warrant shall (unless otherwise directed) be sent by post to the last registered address of the Member entitled thereto and payment of the cheque or warrant shall be a good discharge to the Company for the same. If cheques or warrants in respect of dividends are returned undelivered or are left uncashed on two consecutive occasions or, having been returned undelivered or left uncashed on one occasion and the Board, on making reasonable enquiries, has failed to establish any new address of the Member or person concerned then the Board may determine that the Company shall cease sending such cheques or warrants by post to the Member or person concerned. The Company may, if so directed, pay any dividend, instalment of dividend or interest or other moneys as aforesaid by credit transfer to a bank account nominated by the Member entitled to such payment which transfer shall be a good discharge to the Company for the same. Every such cheque or warrant shall be sent and every credit transfer made at the risk of the person entitled to the money represented thereby. No unpaid dividend or interest shall bear interest as against the Company.

135. The Board may deduct from any dividend or other moneys payable in respect of any shares held by a Member, either alone or jointly with any other Member, all

such sums of money (if any) as may be due and payable by him either alone or jointly with any other person to the Company on account of calls or otherwise in respect of shares of the Company.

136. All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the payment of any such dividend into a separate account or the investment of such dividend shall not constitute the Company a trustee in respect thereof. No unclaimed dividend shall bear interest as against the Company. Any dividend which has remained unclaimed for a period of twelve years from the date of declaration thereof shall at the expiration of that period be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely.

137. Subject to Article 40.3, the Board may, in its absolute discretion, withhold the payments of any dividend to a Member in respect of any share held by him in relation to which he or any other person has been duly served with a notice under Section 212 (or under any other statutory provision or provision of these Articles for the time being in force enabling the Company by notice in Writing to require any person to give any information regarding that share).

RESERVES

138. Scrip dividends*

The Board may, if authorised by an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(i) an ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(ii) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but no greater than) the cash amount of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares as derived from the Daily Official List, on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the Auditors may rely on advice or information from brokers or other sources of information as they think fit;

* Inserted by Special Resolution passed on 21 November 2002.

(iii) no fraction of any ordinary share shall be allotted. The Board may make such provision as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(iv) the Board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system (as defined in the Uncertificated Securities Regulations 2001) and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective;

(v) the Board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(vi) the Board may exclude from any offer or make other arrangements in relation to any holders of ordinary shares where the Board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or the Board believes that for any other reason the offer should not be made to them;

(vii) the dividend (or that part of the dividend in relation of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this Article "the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose, but subject always to the restrictions of Article 139, the Board shall capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the revenue account) whether or not the same is available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

(viii) the additional ordinary shares when allotted shall rank *pari passu* in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(ix) unless the Board otherwise determines, or unless the Uncertificated Securities Regulations 2001 and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's

elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election); and

(x) the Board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares my elect in respect of future rights of election offered to that holder under this Article until the election mandate is revokes in accordance with the procedure; and

(xi) notwithstanding the foregoing, the Board may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do so because of a change in circumstances, that the relevant dividend shall be payable wholly in cash after all and if they so determine then all elections made shall be disregarded. The relevant dividend shall be payable wholly in cash if the ordinary share capital of the Company ceases to be listed in the Official List of the UK Listing Authority at any time prior to the due date of issue of the additional shares or if the listing is suspended and not reinstated by the date immediately preceding the due date of such issue.

139. The Board may before recommending any dividend set aside out of the profits of the Company (including any premiums received upon the issue of debentures or other securities or rights of the Company) such sums as it thinks proper as a reserve fund or reserve funds which shall at the discretion of the Board be applicable for any purpose for which the profits of the Company may lawfully be applied and pending such application the Board may employ the sums from time to time set apart as aforesaid in the business of the Company or invest the same in such securities (other than the shares of the Company or its holding company) as it may select. The Board may also from time to time carry forward such sums as it may deem expedient in the interests of the Company not to distribute.

CAPITALISATION OF PROFITS AND RESERVES

140. The Company may by ordinary resolution on the recommendation of the Board resolve that it is desirable to capitalise:-

140.1 any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and not required for paying the fixed dividends on any shares entitled to fixed preferential dividends with or without further participation in profits and accordingly that the Directors be authorised and directed to appropriate the sum resolved to be capitalised to the Members in the proportions in which such sum would have been divisible amongst them had the same been applied or been applicable in paying dividends and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by such Members respectively or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, such shares or debentures to be allotted and distributed

credited as fully Paid Up to and amongst such Members in the proportions aforesaid or partly in one way and partly in the other Provided that a sum standing to the credit of a share premium account or a capital redemption reserve may, for the purposes of this Article, only be applied in the paying up of unissued shares to be allotted to Members as fully paid capitalisation shares;

140.2 any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full, unissued shares to be allotted as fully paid capitalisation shares to those Members who would have been entitled to that sum if it were distributed by way of dividend (and in the same proportions) and the Directors shall give effect to any such resolution.

141. Whenever such a resolution as aforesaid is passed, the Board shall make all appropriations and applications of the sum resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Board to make such provision by the issue of certificates in respect of fractional entitlements or by payment in cash or otherwise as it thinks fit for the case of shares or debentures becoming distributable in fractions and also to authorise any person to enter on behalf of all the Members interested into any agreement with the Company providing for the allotment to them respectively credited as fully Paid Up of any further shares to which they may be entitled upon such capitalisation and any agreement made under such authority shall be effective and binding on all such Members.

ACCOUNTS

142. The Board shall cause proper accounts and accounting records to be kept and the provisions of the Statutes in this regard shall be complied with. The books of account and accounting records shall be kept at the Office or subject to Section 222(1) and (2) at such other place or places as the Board thinks fit and shall always be open to the inspection of any Director.

143. The Board shall from time to time determine whether in any particular case or class of cases or generally and to what extent and at what times and places and under what conditions or regulations (subject to the provisions of the Statutes) the accounts and books of the Company or any of them, shall be open to the inspection of Members, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by Statute or authorised by the Board or by a resolution of the Company in General Meeting.

144. The Board shall from time to time in accordance with the provisions of the Statutes cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, Group accounts (if any) and reports as are referred to in the Statutes.

145.1 Subject to the Statutes, either:

(i) a printed copy of every Directors' report and Auditor's report accompanied by the balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be attached or annexed thereto) (together "the Accounts"); or

(ii) a summary of financial statements prepared in accordance with Section 251 of the Act

shall not less than twenty-one days before the date of the Meeting be delivered or sent to every shareholder and to every holder of debentures of the Company and to every other person who is entitled to receive notices of Meetings from the Company under the provisions of the Statutes or of these Articles Provided that this Article shall not require a copy of such documents to be sent to any person to whom by virtue of Section 238(2) the Company is not required to send the same nor to any person of whose address the Company is not aware nor to more than one of the joint holders of any shares or debentures; but any Member or debenture holder to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

145.2 Whenever all or any of the shares in or debentures of the Company are listed or dealt in on any Stock Exchange in the United Kingdom there shall at the same time be forwarded to the appropriate officer of such Stock Exchange such

number of copies of such documents as may for the time being be required under its regulations or practice.

145.3 The accidental omission to deliver or send a copy of any document required to be delivered or sent to any person pursuant to this Article 144 or the non-receipt by any person entitled to receive the same shall not invalidate any such document or any resolution passed or proceeding held at any General Meeting or Annual General Meeting.

146. Every account of the Company, when audited and approved by an Annual General Meeting, shall be conclusive.

AUDIT

147. In accordance with the requirements of the Statutes the accounts of the Company shall be examined and the truth and fairness of the balance sheet, profit and loss account and Group accounts (if any) reported on by an Auditor or Auditors.

148. Auditors shall be appointed and their duties, powers, rights and remuneration regulated in accordance with the provisions of the Statutes. Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment.

149. The Auditors' report shall be read before the Company in General Meeting and shall be open to inspection as required by the Statutes. The Auditor or Auditors shall be entitled to attend any General Meeting and to receive notices of and other communications relating to any General Meeting which any member is entitled to receive, and to be heard at any General Meeting on any part of the business of the meeting which concerns him or them as Auditor or Auditors.

UNTRACED SHAREHOLDERS

150.1 The Company shall be entitled to sell at the best price reasonably obtainable the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy if and provided that:-

150.1.1 during the period of 12 years prior to the date of the publication of the advertisements referred to in paragraph 149.1.2 below (or, if published on different dates, the earlier thereof) at least three dividends in respect of the shares in question have become payable and all warrants and cheques in respect of the shares in question sent in the manner authorised by these Articles have been returned undelivered or remained uncashed; and

150.1.2 the Company, on expiry of the said period of 12 years, shall have inserted advertisements in a national daily newspaper and in a newspaper circulating in the area of the registered address of such Member or other person who may be affected in accordance with these Articles, as appearing in the Register, giving notice of its intention to sell the said shares; and

150.1.3 during the said period of 12 years and the period of three months following the publication of the said advertisements the Company shall not have received indication, either of the whereabouts or of the existence of such Member or person; and

150.1.4 notice shall have been given to the Quotations Department of the London Stock Exchange of its intention to make such sale.

150.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

NOTICES

151. A notice or other document may be served by the Company upon any Member either personally or by sending it through the post in a prepaid letter addressed to such Member at his registered address as appearing in the Register.

152. All notices directed to be given to the Members shall with respect to any share to which persons are jointly entitled be given to whichever of such persons is named first in the Register, and notice given shall be sufficient notice to all the holders of such share.

153. Any Member described in the Register by an address not within the United Kingdom who shall from time to time give the Company an address within the United Kingdom at which notices may be served upon him shall be entitled to have notices served upon him at such address, but otherwise no such Member shall be entitled to receive any notice from the Company.

154. Any summons, notice, order or other document required to be sent to or served upon the Company or upon any officer of the Company may be sent or served by leaving the same or sending it through the post in a prepaid registered letter addressed to the Company or to such officer, at the Office.

155. Any notice or other document if served by first class post (or by airmail post if to an address outside the United Kingdom) shall be deemed to have been served on the day following and, if served by second class post, shall be deemed to have been served on the second day following that on which the letter containing the same is posted, and in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and posted as a prepaid letter or prepaid registered letter as the case may be.

156. Any notice or document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member be then dead or bankrupt, and whether or not the Company have notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall, at the time of the service of the notice or document, have been removed from the Register as the holder of the share and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

157. Any notice required to be given by the Company to the Members or any of them, and not provided for by or pursuant to these Articles, shall be sufficiently given by advertisement which shall be inserted once in at least one United Kingdom national daily newspaper. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement appears.

158. If at any time by reason of the suspension or any curtailment of postal services in the United Kingdom the Company is unable effectively to convene a General Meeting by notices sent through the post and the Board has resolved that it is necessary to do so in the interests of the Company, a General Meeting may be convened by a notice advertised on the same date in at least two leading United Kingdom national daily newspapers and such notice shall be deemed to have been duly served on all Members entitled thereto at noon on the day when the advertisements appear or if the same appear on different days, at noon on the last of the days when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least five days prior to the Meeting the posting of notices again becomes practicable.

WINDING UP

159. If the Company shall be wound up (whether the liquidation is altogether voluntary, under supervision or by the Court) the Liquidator may, with the authority of an extraordinary resolution and subject to any provision sanctioned in accordance with Section 719 (without prejudice to Section 187 of the

Insolvency Act 1986), divide among the Members in specie the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purposes set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of Members as the Liquidator, with the like authority, shall think fit and the liquidation of the Company may be closed and the Company dissolved, but so that no Member shall be compelled to accept any shares in respect of which there is a liability. Without prejudice to Section 187 of the Insolvency Act 1986, the Liquidator may make any provision referred to in and sanctioned in accordance with Section 719.

INDEMNITY

160.1 Subject to the provisions of, and so far as may be permitted by, the Statutes, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour, or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part, or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted by the Court.

160.2 Subject to the provisions of and so far as may be permitted by the Statutes, the Company shall be entitled to purchase and maintain for any such Director, Auditor, Secretary or other officer, insurance against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust in relation to the Company.

REAL ESTATE INVESTMENT TRUST

161 Cardinal principle

161.1 It is a cardinal principle that, for so long as the Company is the principal company in a real estate investment trust ("**REIT**") for the purposes of Part 4 of the Finance Act 2006, as such Part may be modified, supplemented or replaced from time to time, no member of the Group should be liable to pay tax under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution.

161.2 This Article supports such cardinal principle by, among other things, imposing restrictions and obligations on the shareholders of the Company and, indirectly, certain other Persons who may have an interest in the Company, and shall be construed accordingly so as to give effect to such cardinal principle.

162 **Definitions and interpretation**

162.1 For the purposes of this Article, the following words and expressions shall bear the following meanings:

- "**business day**" means a day (not being a Saturday or Sunday) on which banks are normally open for business in London;

- "**Distribution**" means any dividend or other distribution on or in respect of the shares of the Company and references to a Distribution being paid include a distribution not involving a cash payment being made;

- "**Distribution Transfer**" means a disposal or transfer (however effected) by a Person of his rights to a Distribution from the Company such that he is not beneficially entitled (directly or indirectly) to such a Distribution and no Person who is so entitled subsequent to such disposal or transfer (whether the immediate transferee or not) is (whether as a result of the transfer or not) a Substantial Shareholder;

- "**Distribution Transfer Certificate**" means a certificate in such form as the Directors may specify from time to time to the effect that the relevant Person has made a Distribution Transfer, which certificate may be required by the Directors to satisfy them that a Substantial Shareholder is not beneficially entitled (directly or indirectly) to a Distribution;

- "**Excess Charge**" means, in relation to a Distribution which is paid or payable to a Person, all tax or other amounts which the Directors consider may become payable by the Company or any other member of the Group under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulation may be modified, supplemented or replaced from time to time) and any interest, penalties, fines or surcharge attributable to such tax as a result of such Distribution being paid to or in respect of that Person;

- "**Group**" means the Company and the other companies in its group for the purposes of section 134 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time);

- "**HMRC**" means HM Revenue & Customs;

- "**interest in the Company**" includes, without limitation, an interest in a Distribution made or to be made by the Company;

- "**Person**" includes a body of Persons, corporate or unincorporated, wherever domiciled;

- "**Relevant Registered Shareholder**" means a shareholder who holds all or some of the shares in the Company that comprise a Substantial Shareholding (whether or not a Substantial Shareholder);

- "**Reporting Obligation**" means any obligation from time to time of the Company to provide information or reports to HMRC as a result of or in connection with the Company's status as a REIT;

- "**Substantial Shareholding**" means the shares in the Company in relation to which or by virtue of which (in whole or in part) a Person is a Substantial Shareholder;

- "**Substantial Shareholder**" means any person whose interest in the Company, whether legal or beneficial, direct or indirect, may cause any member of the Group to be liable to pay tax under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution to or in respect of such Person including, at the date of adoption of this Article, any holder of excessive rights as defined in the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006;

162.2 Where under this Article any certificate or declaration may be or is required to be provided by any Person (including, without limitation, a Distribution Transfer Certificate), such certificate or declaration may be required by the Directors (without limitation):

- to be addressed to the Company, the Directors or such other Persons as the Directors may determine (including HMRC);

- to include such information as the Directors consider is required for the Company to comply with any Reporting Obligation;

- to contain such legally binding representations and obligations as the Directors may determine;

- to include an undertaking to notify the Company if the information in the certificate or declaration becomes incorrect, including prior to such change;

- to be copied or provided to such Persons as the Directors may determine (including HMRC); and
- to be executed in such form (including as a deed or deed poll) as the Directors may determine.

162.3 This Article shall apply notwithstanding any provisions to the contrary in any other Article (including, without limitation, Articles 129 to 138 (Dividends)).

163 Notification of Substantial Shareholder and other status

163.1 Each shareholder and any other relevant Person shall serve notice in writing on the Company at the Registered Office on:

(a) him becoming a Substantial Shareholder or him being a Substantial Shareholder on the date this Article comes into effect (together with the percentage of voting rights, share capital or dividends he controls or is beneficially entitled to, details of the identity of the shareholder(s) who hold(s) the relevant Substantial Shareholding and such other information, certificates or declarations as the Directors may require from time to time);

(b) him becoming a Relevant Registered Shareholder or being a Relevant Registered Shareholder on the date this Article comes into effect (together with such details of the relevant Substantial Shareholder and such other information, certificates or declarations as the Directors may require from time to time); and

(c) any change to the particulars contained in any such notice, including on the relevant Person ceasing to be a Substantial Shareholder or a Relevant Registered Shareholder.

Any such notice shall be delivered by the end of the second business day after the day on which the Person becomes a Substantial Shareholder or a Relevant Registered Shareholder (or the date this Article comes into effect, as the case may be) or the change in relevant particulars or within such shorter or longer period as the Directors may specify from time to time.

163.2 The Directors may at any time give notice in writing to any Person requiring him, within such period as may be specified in the notice (being seven days from the date of service of the notice or such shorter or longer period as the Directors may specify in the notice), to deliver to the Company at the Registered Office such information, certificates and declarations as the Directors may require to establish whether or not he is a Substantial Shareholder or a Relevant Registered Shareholder or to comply

with any Reporting Obligation. Each such Person shall deliver such information, certificates and declarations within the period specified in such notice.

164 Distributions in respect of Substantial Shareholdings

164.1 In respect of any Distribution, the Directors may, if the Directors determine that the condition set out in Article 164.2 is satisfied in relation to any shares in the Company, withhold payment of such Distribution on or in respect of such shares. Any Distribution so withheld shall be paid as provided in Article 164.3 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment.

164.2 The condition referred to in Article 164.1 is that, in relation to any shares in the Company and any Distribution to be paid or made on and in respect of such shares:

(a) the Directors believe that such shares comprise all or part of a Substantial Shareholding of a Substantial Shareholder; and

(b) the Directors are not satisfied that such Substantial Shareholder would not be beneficially entitled to the Distribution if it was paid,

and, for the avoidance of doubt, if the shares comprise all or part of a Substantial Shareholding in respect of more than one Substantial Shareholder this condition is not satisfied unless it is satisfied in respect of all such Substantial Shareholders.

164.3 If a Distribution has been withheld on or in respect of any shares in the Company in accordance with Article 164.1, it shall be paid as follows:

(c) if it is established to the satisfaction of the Directors that the condition in Article 164.2 is not satisfied in relation to such shares, in which case the whole amount of the Distribution withheld shall be paid; and

(d) if the Directors are satisfied that sufficient interests in all or some of the shares concerned have been transferred to a third party so that such transferred shares no longer form part of the Substantial Shareholding, in which case the Distribution attributable to such shares shall be paid (provided the Directors are satisfied that following such transfer such shares concerned do not form part of a Substantial Shareholding); and

(e) if the Directors are satisfied that as a result of a transfer of interests in shares referred to in (b) above the remaining shares no longer form part of a Substantial Shareholding, in which case the Distribution attributable to such shares shall be paid.

In this Article 164.3, references to the "**transfer**" of a share include the disposal (by any means) of beneficial ownership of, control of voting rights in respect of and beneficial entitlement to dividends in respect of, that share.

164.4 A Substantial Shareholder may satisfy the Directors that he is not beneficially entitled to a Distribution by providing a Distribution Transfer Certificate. The Directors shall be entitled to (but shall not be bound to) accept a Distribution Transfer Certificate as evidence of the matters therein stated and the Directors shall be entitled to require such other information, certifications or declarations as they think fit.

164.5 The Directors may withhold payment of a Distribution on or in respect of any shares in the Company if any notice given by the Directors pursuant to Article 163.2 in relation to such shares shall not have been complied with to the satisfaction of the Directors within the period specified in such notice. Any Distribution so withheld will be paid when the notice is complied with to the satisfaction of the Directors unless the Directors withhold payment pursuant to Article 164.1 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment.

164.6 If the Directors decide that payment of a Distribution should be withheld under Articles 164.1 or 164.5, they shall within five business days give notice in writing of that decision to the Relevant Registered Shareholder.

164.7 If any Distribution shall be paid on a Substantial Shareholding and an Excess Charge becomes payable, the Substantial Shareholder shall pay the amount of such Excess Charge and all costs and expenses incurred by the Company in connection with the recovery of such amount to the Company on demand by the Company. Without prejudice to the right of the Company to claim such amount from the Substantial Shareholder, such recovery may be made out of the proceeds of any disposal pursuant to Article 166.2 or out of any subsequent Distribution in respect of the shares to such Person or to the shareholders of all shares in relation to or by virtue of which the Directors believe that Person has an interest in the Company (whether that Person is at that time a Substantial Shareholder or not).

165 Distribution Trust

165.1 If a Distribution is paid on or in respect of a Substantial Shareholding (except where the Distribution is paid in circumstances where the Substantial Shareholder is not beneficially entitled to the Distribution), the Distribution and any income arising from it shall be held by the payee or other recipient to whom the Distribution is transferred by the payee on trust absolutely for the Persons nominated by the relevant Substantial Shareholder under Article 165.2 in such proportions as the relevant Substantial Shareholder shall in the nomination direct or, subject to and in default of such nomination being validly made within 12 years after the date the Distribution is made, for the Company as may be nominated by the Directors from time to time.

165.2 The relevant Substantial Shareholder of shares of the Company in respect of which a Distribution is paid shall be entitled to nominate in writing any two or more Persons (not being Substantial Shareholders) to be the beneficiaries of the trust on which the Distribution is held under Article 165.1 and the Substantial Shareholder may in any such nomination state the proportions in which the Distribution is to be held on trust for the nominated Persons, failing which the Distribution shall be held on trust for the nominated Persons in equal proportions. No Person may be nominated under Articles 161 to 167 (inclusive) who is or would, on becoming a beneficiary in accordance with the nomination, become a Substantial Shareholder. If the Substantial Shareholder making the nomination is not by virtue of Article 165.1 the trustee of the trust, the nomination shall not take effect until it is delivered to the Person who is the trustee.

165.3 Any income arising from a Distribution which is held on trust under Article 165.1 shall until the earlier of (i) the making of a valid nomination under Article 165.2 and (ii) the expiry of the period of 12 years from the date when the Distribution is paid be accumulated as an accretion to the Distribution. Income shall be treated as arising when payable, so that no apportionment shall take place.

165.4 No Person who by virtue of Article 165.1 holds a Distribution on trust shall be under any obligation to invest the Distribution or to deposit it in an interest-bearing account.

165.5 No Person who by virtue of Article 165.1 holds a Distribution on trust shall be liable for any breach of trust unless due to his own wilful fraud or wrongdoing or, in the case of an incorporated Person, the fraud or wilful wrongdoing of its directors, officers or employees.

166 Obligation to dispose

166.1 If at any time, the Directors believe that:

(f) in respect of any Distribution declared or announced, the condition set out in Article 164.2 is satisfied in respect of any shares in the Company in relation to that Distribution;

(g) a notice given by the Directors pursuant to Article 163.2 in relation to any shares in the Company has not been complied with to the satisfaction of the Directors within the period specified in such notice; or

(h) any information, certificate or declaration provided by a Person in relation to any shares in the Company for the purposes of the preceding provisions of Articles 161 to 167 (inclusive) was materially inaccurate or misleading,

the Directors may give notice in writing (a "**Disposal Notice**") to any Persons they believe are Relevant Registered Shareholders in respect of the relevant shares requiring such Relevant Registered Shareholders within 21 days of the date of service of the notice (or such longer or shorter time as the Directors consider to be appropriate in the circumstances) to dispose of such number of shares the Directors may in such notice specify or to take such other steps as will cause the condition set out in Article 164.2 no longer to be satisfied. The Directors may, if they think fit, withdraw a Disposal Notice.

166.2 If:

(i) the requirements of a Disposal Notice are not complied with to the satisfaction of the Directors within the period specified in the relevant notice and the relevant Disposal Notice is not withdrawn; or

(j) a Distribution is paid on a Substantial Shareholding and an Excess Charge becomes payable;

the Directors may arrange for the Company to sell all or some of the shares to which the Disposal Notice relates or, as the case may be, that form part of the Substantial Shareholding concerned. For this purpose, the Directors may make such arrangements as they deem appropriate. In particular, without limitation, they may authorise any officer or employee of the Company to execute any transfer or other document on behalf of the holder or holders of the relevant share and, in the case of a share in uncertificated form, may make such arrangements as they think fit on behalf of the relevant holder or holders to transfer title to the relevant share through a relevant system.

166.3 Any sale pursuant to Article 166.2 above shall be at the price which the Directors consider is the best price reasonably obtainable and the Directors shall not be liable to the holder or holders of the relevant share for any alleged deficiency in the amount of the sale proceeds or any other matter relating to the sale.

166.4 The net proceeds of the sale of any share under Article 166.2 (less any amount to be retained pursuant to Article 164.7 and the expenses of sale) shall be paid over by the Company to the former holder or holders of the relevant share upon surrender of any

certificate or other evidence of title relating to it, without interest. The receipt of the Company shall be a good discharge for the purchase money.

166.5 The title of any transferee of shares shall not be affected by an irregularity or invalidity of any actions purportedly taken pursuant to Articles 161 to 167 (inclusive).

167 **General**

167.1 The Directors shall be entitled to presume without enquiry, unless any Director has reason to believe otherwise, that a Person is not a Substantial Shareholder or a Relevant Registered Shareholder.

167.2 The Directors shall not be required to give any reasons for any decision or determination (including any decision or determination not to take action in respect of a particular Person) pursuant to Articles 161 to 167 (inclusive) and any such determination or decision shall be final and binding on all Persons unless and until it is revoked or changed by the Directors. Any disposal or transfer made or other thing done by or on behalf of the Board or any Director pursuant to Articles 161 to 167 (inclusive) shall be binding on all Persons and shall not be open to challenge on any ground whatsoever.

167.3 Without limiting their liability to the Company, the Directors shall be under no liability to any other Person, and the Company shall be under no liability to any shareholder or any other Person, for identifying or failing to identify any Person as a Substantial Shareholder or a Relevant Registered Shareholder.

167.4 The Directors shall not be obliged to serve any notice required under Articles 161 to 167 (inclusive) upon any Person if they do not know either his identity or his address. The absence of service of such a notice in such circumstances or any accidental error in or failure to give any notice to any Person upon whom notice is required to be served under Articles 161 to 167 (inclusive) shall not prevent the implementation of or invalidate any procedure under Articles 161 to 167 (inclusive).

167.5 The provisions of Articles 151 to 158 shall apply to the service upon any Person of any notice required by this Article. Any notice required by Articles 161 to 167 (inclusive) to be served upon a Person who is not a shareholder or upon a Person who is a shareholder but whose address is not within the United Kingdom and who has failed to supply to the company an address within the United Kingdom pursuant to Article 153, shall be deemed validly served if such notice is sent through the post in a pre-paid cover addressed to that Person or shareholder at the address if any, at which the Directors believe him to be resident or carrying on business or, in the case of a holder of depository receipts or similar securities, to the address, if any, in the register of holders of the relevant securities. Service shall, in such a case be deemed to be

effected on the day of posting and it shall be sufficient proof of service if that notice was properly addressed, stamped and posted.

167.6 Any notice required or permitted to be given pursuant to Articles 161 to 167 (inclusive) may relate to more than one share and shall specify the share or shares to which it relates.

167.7 The Directors may require from time to time any Person who is or claims to be a Person to whom a Distribution may be paid without deduction of tax under Regulation 7 of the Real Estate Investment Trusts (Assessment, Collection and Recovery of Tax) Regulations 2006 to provide such certificates or declarations as they may require from time to time.

167.8 These Articles may be amended by special resolution from time to time, including to give powers to the Directors to take such steps as they may require in order to ensure that the Company can satisfy Condition 4 of Section 106 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time) which relates to close company status, which powers may include the ability to arrange for the sale of shares on behalf of shareholders.

Exhibit 8

Companies House
— for the record —

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals

CHWP000

Company Number 3033634

Company Name in Full PRIMARY HEALTH PROPERTIES PLC

	Day	Month	Year
The accounting reference period ending	3 0	0 6	2 0 0 7
is shortened ☐ extended ☑ so as to end on	3 1	1 2	2 0 0 7

please tick appropriate box

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying. ☐

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You may not change a period for which the accounts are already overdue.

b. You may not extend a period beyond 18 months unless the company is subject to an administration order.

c. You may not extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY [signature] COMPANY SECRETARY **Date** 2. 1. 07

† Please delete as appropriate

† ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company~~

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Exhibit 9

Companies House — for the record

Company Name
PRIMARY HEALTH PROPERTIES PLC

363s Annual Return

Company Type
Public Limited Company

Company Number
3033634

Information extracted from Companies House records on
9th March 2007

> Please check the details printed in the **"Current details"** column.
> If any details are wrong, strike them through and write the correct details in the **"Amended details"** column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 3033634/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Ground Floor Ryder Court** **14 Ryder Street** **London** **SW1Y 6QB**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **The Registry** **34 Beckenham Road** **Beckenham** **Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7020 Letting of own property	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name JO HAMBRO CAPITAL MANAGEMENT LIMITED **Address** **Ground Floor Ryder Court** **14 Ryder Street** **London** **SW1Y 6QB**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _
Particulars of a new Company Secretary must be notified on form 288a.		Date of change _ _ / _ _ / _ _ _ _ Date JO HAMBRO CAPITAL MANAGEMENT LIMITED ceased to be secretary (if applicable) _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Graeme Arthur ELLIOT** **Address** **47 Breer Street** **London** **SW6 3HE** **Date of birth** 28/08/1942 **Nationality** **British** **Occupation** **Chartered Accountant**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Graeme Arthur ELLIOT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.		

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Martin James GILBERT** **Address** **17 Rubislaw Den North** **Aberdeen** **AB15 4AL** **Date of birth** 13/07/1955 **Nationality** British **Occupation** Fund Manager	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Martin James GILBERT ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **James Daryl HAMBRO** **Address** **15 Elm Park Road** **London** **SW3 6BP** **Date of birth** 22/03/1949 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date James Daryl HAMBRO ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	Name **William John HEMMINGS** (ALTERNATE FOR M J GILBERT) Address **Mounts Farmhouse** **Cranbrook Road, Benenden** **Cranbrook** **Kent** **TN17 4ET** Date of birth **16/09/1965** Nationality **British** Occupation ~~**Firm**~~ FUND **Manager**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation FUND MANAGER Date of change __ / __ / ____ Date William John HEMMINGS ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	Name **Harry Abraham HYMAN** Address **Tara House Cleardown** **The Hockering** **Woking** **Surrey** **GU22 7HH** Date of birth **07/08/1956** Nationality **British** Occupation **Chartered Accountant**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Harry Abraham HYMAN ceased to be director (if applicable) __ / __ / ____

Company Number - 3033634

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Dr Ian RUTTER OBE	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 1 Whinfield Hebers Ghyll Drive Ilkley West Yorkshire LS29 9RT	Address
		UK Postcode
	Date of birth 08/05/1953	Date of birth __/__/____
	Nationality British	Nationality
Particulars of a new Director must be notified on form 288a.	Occupation Medical Practitioner	Occupation
		Date of change __/__/____
		Date Dr Ian RUTTER OBE ceased to be director (if applicable) __/__/____

Company Number - 3033634 **Section 3: Share Capital** (C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg: ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	24,277,718	£12,138,859

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 24,277,718

Aggregate Nominal Value of issued shares: £0·50

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 16/03/2006

> REMEMBER:
> *Changes to shareholder particulars or details of shares transferred to be completed each year*
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY

Signature [signature] (~~Director~~ / Secretary)

Date 03 / 04 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *16/3/2007*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **16th March 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

Telephone number *inc code* __ __ __ __ __ __ __ __ __ __ __ __

Address ______________________

DX number *if applicable* __ __ __ __ __ __

DX exchange ______________________

Postcode __ __ __ __ __ __ __

Exhibit 10

Registered No: 3033634

PRIMARY-HEALTH PROPERTIES PLC

THE COMPANIES ACTS 1985 TO 1989

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY AND SPECIAL RESOLUTIONS PASSED ON 11 APRIL 2007

The following ordinary and special resolutions were PASSED at the Extraordinary General Meeting held on 11 April 2007:

ORDINARY RESOLUTIONS

IT WAS RESOLVED:

1. THAT the authorised share capital of the Company be increased from £20,000,000 to £25,000,000 by the creation of 10,000,000 ordinary shares of 50p, each ranking *pari passu* in all respects with the existing ordinary shares in the capital of the Company.

2. THAT the directors be and are hereby generally and unconditionally authorised (in substitute for all previous such authority which is hereby revoked but without prejudice to the validity of any allotment pursuant to such previous authority) to exercise all the powers of the Company to allot relevant securities (as defined in section 80 of the Companies Act 1985 (the "**Act**")) up to an aggregate nominal amount of £4,654,688 provided that this authority shall expire at the end of the next annual general meeting of the Company, except that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred by this resolution had not expired and that this authority shall be in substitution for all previous authorities conferred upon the directors pursuant to section 80 of the Act but without prejudice to the allotment of any relevant securities already made or to be made pursuant to such authorities.

SPECIAL RESOLUTIONS

IT WAS RESOLVED:

3. THAT, subject to and conditional upon the passing of resolutions 1 and 2 above, the directors be and hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general

authority conferred on the Directors pursuant to resolution 1 above as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to:

(a) the allotment of equity securities up to an aggregate nominal amount of £4,654,688 in connection with the Placing and Open Offer and on the terms of the Placing and Open Offer Agreement as described in the Prospectus and dated 15 March 2007;

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities in connection with a rights issue or other pro rata offer in favour of holders of ordinary shares in the capital of the Company where the equity securities respectively attributable to the interests of all the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of equity securities held by them subject in each case to such exclusions or other arrangements as the directors may consider necessary or expedient to deal with fractional entitlements or legal difficulties under the laws of any territory or the requirements of a regulatory body; and

(c) the allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) of equity securities up to an aggregate nominal amount of £840,000.

and shall expire on the expiry of the authority contained in resolution number 2 above except that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred by this resolution had not expired.

4. THAT it is resolved that the Company may send or supply any document or information that is required or authorised to be sent or supplied to a member or any other person by the Company by a provision of the Companies Acts (as defined in section 2 of the Companies Act 2006), or pursuant to the Company's Articles of Association or to any other rules or regulations to which the Company may be subject, in electronic form or by making it available on the Company's website, and the provisions of Schedule 5 to the Companies Act 2006 shall apply whether or not any document or information is required or authorised to be sent by the Act and this resolution shall supersede any provision in the Company's Articles of Association to the extent that it is inconsistent with this resolution.

5. THAT, pursuant to section 9 of the Act, the Articles of Association of the Company be amended to reflect the provisions contained in the document predicted to the meeting, and, for the purposes of identification, signed by the Chairman, which serve to authorise the directors to permit shares of any class held in the Company to be held in uncertificated form and to be transferred by means of a relevant system in accordance with the Uncertificated Securities Regulations 2001 (including any modification of them or any regulations in substitution of them from time to time in force) and include further provisions regarding the Company's rights in uncertificated shares and the shareholders' rights in relation to uncertificated shares.

Signed

Chairman

11 April 2007

Exhibit 11

G

CHFP025

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 3033664

Name of company

* insert full name of company

* PRIMARY HEALTH PROPERTIES PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 11 APRIL 2007 the nominal capital of the company has been increased by £ 5,000,000 beyond the registered capital of £ 20,000,000

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached †

The conditions (eg voting rights, dividend rights, winding-up rights etc) subject to which the new shares have been or are to be issued are as follows

Each share having the same rights in all respects as the existing ordinary shares in the capital of the company

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DIRECTOR Date 11 April 2007

Presentor's name address and reference (if any)

Nabarro
Lacon House
Theobald's Road
London
WC1X 8RW

For official Use
General Section

Post room

WEDNESDAY

L9CRQOMX
LD6 11/04/2007 188
COMPANIES HOUSE

Laserform International 12/99

Notes

The address for companies registered in England and Wales or Wales is -

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

or, for companies registered in Scotland -

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

Exhibit 12

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3033634
Company name in full	PRIMARY HEALTH PROPERTIES PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	11	04	2007
To			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	9,309,376		
Nominal value of each share	50P		
Amount (if any) paid or due on each share (including any share premium)	430P		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY

Signed R B Smith COMPANY SECRETARY Date 9.5.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Company Secreary, J O Hambro Capital Management Limited	
Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB	
	Tel
DX number	DX exchange

Exhibit 13

3033634

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION

- of -

PRIMARY HEALTH PROPERTIES PLC

Adopted by Special Resolution passed on 12 February 1996
Amended by Special Resolution passed on 30 October 1998
Amended by Special Resolution passed on 22 November 2000
Amended by Special Resolution passed on 21 November 2002
Amended by Special Resolution passed on 18 November 2004
Amended by Special Resolution passed on 18 December 2006 and effective 1 January 2007
Amended by Special Resolution passed on 11 April 2007

This copy of the Articles of Association is filed in accordance with Section 18 of the Companies Act 1985

For and on behalf of J O Hambro Capital Management Limited

Rachel E Butlin
Company Secretary
Dated 11.4.07

WEDNESDAY
L9CS5OMD
LD6 11/04/2007 173
COMPANIES HOUSE

INDEX OF NEW ARTICLES OF ASSOCIATION

-of-

PRIMARY HEALTH PROPERTIES PLC

(As adopted by Special Resolution passed on 12 February 1996 and subsequently amended)

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

NEW
ARTICLES OF ASSOCIATION

- of -

PRIMARY HEALTH PROPERTIES PLC

Adopted by Special Resolution passed on 12 February 1996
Amended by Special Resolution passed on 30 October 1998
Amended by Special Resolution passed on 22 November 2000
Amended by Special Resolution passed on 21 November 2002
Amended by Special Resolution passed on 18 November 2004
Amended by Special Resolution passed on 18 December 2006 and effective 1 January 2007
Amended by Special Resolution pass on April 2007

OTHER REGULATIONS EXCLUDED

1 The following regulations shall be the Articles of Association of the Company and save for such regulations no regulation or article prescribed by or pursuant to any statute concerning companies shall apply to the Company

INTERPRETATION

2 1 In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context -

"2006 Act" means the Companies Act 2006 as amended or re-enacted from time to time,

"the Act" means the Companies Act 1985,

"these Articles" means these Articles of Association as herein contained or as from time to time amended,

"the Auditors" means the auditors for the time being of the Company,

"the Board" means the board of Directors of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present or a duly authorised committee of the Directors,

"Certificated Share" means a share in the capital of the Company that is not an uncertificated share and references to a share being held in certificated form shall be construed accordingly,

"Clear Days" means in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect,

"the Company" means Primary Health Properties PLC,

"the Directors" means the directors for the time being of the Company,

"Electronic Address"* means but is not limited to, any number or address used for the purposes of electronic communication,

"Excepted Transfer" means, in relation to shares held by a Member

- a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of paragraph 1 of Schedule 2 to The Takeovers Directive (Interim Implementation) Regulations 2006 or section 974 of the 2006 Act whichever is in force at that time, or
- a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or another stock exchange outside the United Kingdom on which shares in the capital of the Company are normally traded, or
- a transfer which is shown to the satisfaction of the Board to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares to a person who is unconnected with the Member and with any other person appearing to be interested in the shares,

"the London Stock Exchange" means the London Stock Exchange Limited,

"General Meeting" or "Meeting" means a general meeting of the Members of the Company

"the Group" means the Company and any company which is for the time being a Subsidiary Undertaking of the Company,

"Member" means in respect of any share in the Company the person or persons named for the time being in the Register as the holder(s) thereof,

"Month" means calendar month,

"the Office" means the registered office for the time being of the Company,

* amended by Special Resolution passed on 18 November 2004

"Paid Up" means paid up and/or credited as paid up,

"the Prescribed Rate" means an annual rate of interest equal to two per cent above the Base Lending Rate (or any equivalent thereof or successor thereto) published from time to time by Barclays Bank PLC in London being the Base Lending Rate in effect at the close of business in London on the day immediately preceding the day on which such rate falls to be determined,

"the Register" means the register of Members of the Company and includes so far as relevant and so long as the Uncertificated Securities Regulations so permit/require, a related operator register of Members,

"the Seal" means the common seal of the Company and, as appropriate, any official seal kept by the Company by virtue of Section 40 of the Act,

"the Secretary" means the secretary of the Company and (subject to the provisions of the Act) any joint assistant or deputy secretary and any person appointed by the Directors to perform any of the duties of the secretary,

"the Statutes" means the Act and the Companies Act 1989, the 2006 Act, the Uncertificated Securities Regulations, the Electronic Communications Act 2000, and every other statute or statutory instrument, rule, order or regulation for the time being in force concerning companies and affecting the Company,

"Sterling" means the lawful currency of the United Kingdom,

"Subsidiary Undertaking" means a subsidiary undertaking of the Company which is required by the Statutes to be included in consolidated Group accounts of the Company,

"Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001, including any modification of them or any regulations in substitution of them from time to time in force,

"uncertificated share" means a share of a class in the capital of the Company which is recorded on the Register as being held in uncertificated form and title to which may, by virtue of the Uncertificated Securities Regulations, be transferred by means of a relevant system and references to a share being held in uncertificated form shall be construed as a reference to that share being an uncertificated unit of security,

"UKLA" means the Financial Services Authority acting in its capacity as the competent authority for the purposes of part VI of the Financial Services and Markets Act 2000,

"the United Kingdom" means Great Britain and Northern Ireland,

"UKLA" means the Financial Services Authority acting as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000,

"in Writing" means written, printed, lithographed, or photographed, or visibly expressed in all or any of these or any other modes of representing or reproducing words

2 2 Words importing the singular number only shall include the plural number, and vice versa

2 3 Words importing the masculine gender only shall include the feminine gender

2 4 Words importing persons shall include corporations

2 5 The expressions "share" and "shareholder" shall include stock and stockholder The expressions "debenture" and "debenture holder" shall include debenture stock and debenture stockholder

2 6 Subject as aforesaid, any words or expressions defined in the Statutes shall (except where the subject or context otherwise requires) bear the same meaning in these Articles

2 7 References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force

2 8 References to "Sections" are references to sections of the Act and references to "Articles" are references to articles of these Articles

2 9 The headings contained in these Articles are included for convenience only and shall not affect the construction of these Articles

2 10 A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles

BUSINESS

3 Any branch or kind of business which, by the Memorandum of Association of the Company or these Articles, is either expressly or by implication authorised to be undertaken by the Company may be undertaken by the Company at such time as the Board shall think fit and further, may be suffered by them to be in abeyance, whether such branch or kind of business may have been actually commenced or not, so long as the Board may deem it expedient not to commence or proceed with such branch or kind of business

CAPITAL

4 The share capital of the Company is £20,000,000 divided into 40,000,000 Ordinary Shares of 50 pence each

5 Without prejudice to any special rights for the time being conferred on the holders of any class of shares (which special rights shall not be modified, varied or abrogated except with such consent or sanction as is provided for by Article 50), any share in the Company (whether forming part of the present capital or not) may be issued with such preferred, deferred, or other special rights, or subject to such conditions or restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution direct, or failing such direction (but in the case of unclassified shares only) as the Board may determine The Company shall, if required in accordance with Section 128, within one month from allotting shares deliver to the Registrar of Companies a statement in the prescribed form containing particulars of special rights Where the equity capital of the Company includes shares with different voting rights, the designation of each class of shares other than those with the most favourable voting rights will include the words "restricted voting" or "limited voting" or "non voting"

SHARES

6 Save as expressly permitted by Sections 151 to 154, the Company shall not give financial assistance, whether directly or indirectly, for the purpose of the acquisition of any share in the Company or its holding company (if any) or for reducing or discharging any liability incurred for the purpose of any such acquisition

7 Subject to the Act and to the authority of the Company in General Meeting required by the Act, the Directors shall have unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any share of the Company to such persons, at such times and generally on such terms and conditions as the Directors may determine

8 The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statutes Any such commission or brokerage may be satisfied in fully paid shares in the Company, in which case Sections 97 and 98 shall be complied with In addition to all other powers of paying commissions, the Company (or the Board on behalf of the Company) may exercise the powers conferred by the Statutes of applying its shares or capital moneys in paying commissions to persons subscribing or procuring subscriptions for shares of the Company or agreeing so to do, whether absolutely or conditionally Provided that the rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Statutes and shall not exceed 10 per cent of the price at which the shares in respect whereof the commission is paid are issued or an amount equivalent thereto The Company (or the Board on behalf of the Company) may also, on any issue of shares, pay such brokerage as may be lawful

9 If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividend or other moneys payable in respect of such share

10 The Company shall keep the Register and such other registers and associated indices in relation to its Members as may be required by the Statutes and shall maintain such registers and indices in accordance with the Statutes Save as required by the Statutes or provided by these Articles or otherwise required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognise any equitable, contingent, future or partial interest in any share or (except only as by these Articles otherwise expressly provided or as by the Statutes required or pursuant to an order of Court) any right whatsoever in respect of any share, other than an absolute right to the entirety thereof in the registered holder

11 Subject to the provisions of the Statutes, the Company may -

11 1 issue shares which are to be redeemed or are liable to be redeemed at the option of the Company or of the shareholder,

11 2 with the authority of such ordinary or special resolution as may be required by the Statutes, purchase its own shares (including any redeemable shares) or enter into such agreement (contingent or otherwise) in relation to the purchase of its own shares on such terms and in such manner as may be approved by such resolution and permitted by the Statutes Provided that no purchase by the Company of its own shares will take place unless it has been sanctioned by the holders of any class of shares in the capital of the Company in accordance with Article 50 and Provided further where the Company has issued any convertible securities convertible into or carrying a right to subscribe for shares of the class proposed to be purchased, no purchase by the Company of its own shares will take place unless it has been sanctioned by an extraordinary resolution passed at a separate class meeting of the holders of each class of convertible securities, and

11 3 with respect to Paid Up ordinary shares issue warrants stating the bearer is entitled to the ordinary shares therein specified, and may provide by coupons or otherwise for the payment of future dividends or other monies or for the exercise of rights on or in respect of the ordinary shares included in such warrants The Company shall comply with the provisions of the Act with respect to the details required to be maintained in respect of the issue of Share Warrants A Share Warrant shall entitle the bearer thereof to the ordinary shares included in it, and such ordinary shares may be transferred by the delivery of the Share Warrant, and the provisions of these Articles with respect to the issue of certificates for or the transfer and transmission of shares shall not apply to ordinary shares for which Share Warrants have been issued The Company in general meeting shall have power to determine to what extent the bearer of a Share Warrant shall be deemed

to be member of the Company No new Share Warrants will be issued to replace one that has been lost, unless the Company is satisfied beyond reasonable doubt that the original has been destroyed

UNCERTIFICATED SHARES

12A 1 Subject to the Uncertificated Securities Regulations, the Board may permit shares of any class to be held in uncertificated form and to be transferred by means of a relevant system and may determine that any class of shares shall cease to be a participating security Where the Board permits shares to be held in uncertificated form, Articles 12A 4 and 12A 5 shall commence to have effect immediately prior to the time at which the operator of the relevant system concerned permits the class of shares to be a participating security

12A 2 Conversion of shares held in certificated form into shares held in uncertificated form, and vice versa, may be made in such manner as the Board may in its absolute discretion think fit (subject to the Uncertificated Securities Regulations and the facilities and requirements of the relevant system)

12A 3 Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class is held in uncertificated form or is permitted in accordance with the Uncertificated Securities Regulations to become a participating security

12A 4 In relation to any class of shares which is, for the time being, a participating security, and for so long as such class remains a participating security, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with

12A 4 1 the holding of shares of that class in uncertificated form,

12A 4 2 the transfer of title to shares of that class by means of a relevant system, or

12A 4 3 the provisions of the Uncertificated Securities Regulations

and, without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the operator of the relevant system, so long as that is permitted or required by the Uncertificated Securities Regulations, of an operator register of securities in respect of shares of that class in uncertificated form

12A 5 Without prejudice to the generality of Article 12A 4 and notwithstanding anything contained in these Articles, where any class of shares is, for the time being, a participating security (such class being referred to hereinafter as the "Relevant Class")

12A 5 1 the register relating to the Relevant Class shall be maintained at all times in the United Kingdom, and

12A 5 2 unless the Directors otherwise determine, shares of the Relevant Class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings

COMPANY'S RIGHTS IN RESPECT OF UNCERTIFICATED SHARES

12B Where any class of shares is a participating security and the Company is entitled under the Statutes or the Articles to sell, transfer, dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the Statutes and the Articles and the facilities and requirements of the relevant system

12B 1 to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company,

12B 2 to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice,

12B 3 to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice,

12B 4 to take any action that the Board considers appropriate to achieve the sale, transfer, disposal of, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of it, and

12B 5 to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Regulations and regularly reconciled with the relevant operator register of securities are a complete and accurate reproduction of the particulars entered in the operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance upon such assumption, in particular, any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled)

SHARE CERTIFICATES

13 1 Every Member shall without payment be entitled to receive within two months after the allotment of shares to him or within 14 days lodgement of a transfer of shares to or by him (or within such other period as the conditions of issue shall provide) one certificate for all the certificated shares of each class registered or remaining registered in his name Provided that in the case of joint holders the

Company shall not be bound to issue more than one certificate to all the joint holders and delivery of such certificate to any one of them shall be sufficient delivery to all Where part of the shares comprised in a certificate are transferred, the Member transferring shall be entitled without payment to a certificate for the balance thereof Shares of different classes may not be included in the same certificate

13 2 Every certificate may be under the Seal or an official seal kept by virtue of Section 40, and shall specify the number, class and distinctive numbers (if any) of the shares to which it relates and the amount paid up thereon and (subject as hereinafter provided) shall bear the autographic signatures of at least one Director and the Secretary Provided that the Board by resolution may determine that such signatures or either of them shall be dispensed with or shall be affixed by such other person as may be authorised by the Board or some method or system of mechanical signature

13 3 If and so long as all the issued shares of a particular class are fully Paid Up and rank pari passu for all purposes, then none of those shares shall be distinguished by a denoting number A Member may require more than one certificate in respect of the certificated shares held by him in the capital of the Company for the time being on the payment of such sum not exceeding 20p for each additional certificate as the Board may determine Provided that no Member shall be entitled to more than one certificate in respect of any one share held by him

14 If any such certificate is worn out, defaced, destroyed or lost, it may be replaced by a new certificate without payment (other than exceptional out-of-pocket expenses incurred by the Company in respect of any such issue) on such evidence being produced as the Board may require and, in the case of wearing out or defacement, on delivery up of the old certificate and, in the case of destruction or loss, on execution of such indemnity (if any), with or without security, as the Board may require The Company shall be entitled to destroy any old certificate which has been replaced

CALLS ON SHARES

15 1 The Board may, subject to the provisions of these Articles and to any conditions of issue, from time to time make such calls upon the Members in respect of all moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) as it thinks fit Provided that fourteen Clear Days' notice at least is given of each call, and each Member shall be liable to pay the amount of every call so made upon him to the persons and at the times and places appointed by the Board

15 2 A call may be made payable by instalments

15 3 A call shall be deemed to have been made as soon as the resolution of the Board authorising such call shall have been passed and an entry in the Minute Book of a resolution of the Board making the call shall be conclusive evidence of the making of the call

15 4 A call may be revoked or postponed as the Board may determine

15 5 The joint holders of a share shall be jointly and severally liable to pay all calls and instalments in respect thereof

16 If on the day appointed for payment thereof, a call or instalment payable in respect of a share is not paid, the person from whom the amount of the call is due shall pay interest on such amount at the Prescribed Rate from the day appointed for payment thereof to the date of actual payment, but the Board shall have power to waive payment of or remit such interest or any part thereof

17 Any sum which by the terms of issue of a share is made payable upon allotment or at any fixed date whether on account of the amount of the share or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment and in case of non-payment, the provisions of these Articles as to payment of interest and expenses, forfeiture and the like and all other relevant provisions of the Statutes or of these Articles shall apply as if such sum were a call duly made and notified as hereby provided

18 The Board may make arrangements upon the issue of shares for different conditions to apply as between the holders of such shares either as to the amount of calls to be paid or the time of payment of such calls with respect to such shares or both

19 The Board may receive from any Member willing to advance the same, all or any part of the moneys due upon his shares beyond the sums actually called up thereon and upon all or any of the moneys so advanced the Board may (until the same would, but for such advance, become presently payable) pay or allow such interest (not exceeding, without the consent of a General Meeting the Prescribed Rate) as may be agreed between it and such Member, in addition to the dividend payable upon such part of the shares in respect of which such advance has been made as is actually called up No sum paid up in advance of calls shall entitle the holder of a share in respect thereof to any portion of a dividend subsequently declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable

20 No Member shall be entitled to receive any dividend or to be present or vote at any Meeting or upon a poll or to exercise any right or privilege as a Member, until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses in respect of such calls

FORFEITURE

21 If a Member or person entitled to a share by transmission upon the death or bankruptcy of a Member fails to pay in full any call or instalment of a call on or

before the day appointed for payment thereof, the Board may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest and expenses which may have accrued

22 The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment in accordance therewith the shares on which the call was made will be liable to be forfeited

23 If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Board to that effect Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture The Board may accept a surrender of any share liable to be forfeited hereunder in lieu of forfeiture and the provisions of these Articles shall apply to any share so surrendered as if it had been forfeited

24 Subject to the provisions of the Statutes, a share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Board shall think fit At any time before a sale, re-allotment or disposal, the forfeiture or surrender may be cancelled on such terms as the Board may think fit The Board may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid

25 A Member whose shares have been forfeited or surrendered shall cease to be a Member in respect of such shares, but shall, notwithstanding the forfeiture or surrender, remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at the Prescribed Rate

LIEN

26 The Company shall have a first and paramount lien upon every share (not being a share which is fully Paid Up) registered in the name of any Member, either alone or jointly with any other person, for his or his estate's debts, liabilities and engagements, whether solely or jointly with any other person, to or with the Company in respect of that share, whether the period for the payment, fulfilment or discharge thereof shall have actually arrived or not Such lien shall extend to all dividends from time to time declared or other moneys paid in respect of every such share but the Board may at any time declare any share to be exempt, wholly or partially, from the provisions of this Article

27 For the purposes of enforcing such lien the Company may sell, in such manner as the Board thinks fit, any share on which the Company has a lien, but no sale shall

be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen Clear Days after a notice in Writing, stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by transmission in consequence of death or bankruptcy and provided that payment of all sums in respect of which the lien exists has not been made To give effect to a sale, the Board may, if the shares are certificated shares, authorise a person to execute an instrument of transfer of shares in the name and on behalf of the holder or the person entitled by transmission to, or in accordance with the directions of, the purchaser If the shares are uncertificated shares the Board may exercise any of the Company's powers under Article 12B 3 to effect the transfer of the shares to, or in accordance with the directions of, the purchaser The purchaser is not bound to see to the application of the purchase money and his title to the share is not affected by any irregularity in or invalidity of the proceedings connected with the sale

28 The net proceeds of such sale, after payment of the costs of such sale, shall be applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (whether the shares sold are certificated or uncertificated shares and subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale and, if the shares sold are certificated shares, on surrender to the Company for cancellation of the certificate for the shares sold on the provision of an indemnity) be paid to the person entitled to the shares at the time of the sale For giving effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof

29 A statutory declaration in Writing that the declarant is the Secretary or a Director and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings with reference to the forfeiture, surrender, sale, re-allotment or disposal of the share

TRANSFER OF SHARES

30 1 Subject to the conditions and restrictions contained in these Articles any Member may transfer all or any of his certificated shares by instrument of transfer but not more than one class of certificated shares shall be transferred by one instrument of transfer Transfers of shares in uncertificated form shall be effected by means of the relevant system in accordance with the Statutes and the Articles

30 2 Every transfer of certificated shares must be in Writing in the usual common form or in such other form as the Board may approve, duly stamped, and must be lodged at the office of the Registrars of the Company for the time being accompanied by the certificate of the shares to be transferred (save in the case of a transfer by a nominee of a recognised investment exchange to whom no certificate was issued or a recognised person to whom no certificate was issued) and such other evidence as the Board may reasonably require to prove the title of the intended transferor

30 3 Notwithstanding Article 30 2, the Board may adopt further procedures for recording, transferring and evidencing title to its shares without a written instrument Provided that such procedures shall be in accordance with the Statutes and regulations made pursuant thereto

31 The instrument of transfer used in respect of certificated shares shall be signed by or on behalf of the transferor and (except in the case of a share which is fully Paid Up) by or on behalf of the transferee but need not be under seal The transferor shall be deemed to remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof

32 1 1 Subject to Article 41 2, the Board may refuse to register a transfer of a certificated share unless the instrument of transfer

(a) is in respect of only one class of shares

(b) is in favour of not more than four joint transferees,

(c) is duly stamped (if required), and

(d) is delivered for registration to the Office or such other place as the Board may decide accompanied by the certificate for the shares to be transferred (save in the case of a transfer by a recognised person to whom no certificate was issued) and such other evidence as the Board may reasonably require to prove the title of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of that person to do so

32 1 2 The Board may impose restrictions upon the transfer of any share which is not fully paid, provided that the restrictions are not such as to prevent dealings in the shares from taking place on an open and proper basis

32 1 3 The Board may, in exceptional circumstances approved by the UKLA and the London Stock Exchange, disapprove the transfer of any share, provided that exercise of such powers does not disturb the market

32 1 4 The Board may refuse to register the transfer of an uncertificated share in any circumstances permitted by the UKLA, the London Stock Exchange, the Uncertificated Securities Regulations and the rules and practices of the operator of the relevant system

32 2 Subject to Article 41 2, the Board may, in its absolute discretion, refuse to register any transfer of shares which does not appear to it to be a transfer pursuant to an arm's length sale (as defined in Article 41 6) and which relates to shares held by a Member in relation to which he or any other person appearing to be interested in such shares has been duly served with a notice under Section 212 (or under any other statutory provision or provision of these Articles for the time being in force enabling the Company by notice in writing to require any persons to give any information regarding those shares)

33 If the Board refuses to register a transfer of any share it shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal, as required by Section 183(5)

34 No fee shall be charged for registration of a transfer, probate, letters of administration, certificate of marriage or death, stop notice, power of attorney or other document relating to or affecting the title to any share or for making any entry in the Register affecting the title to any share

35 Subject to the provisions of Section 358, the registration of transfers may be suspended at such times and for such periods as the Board may from time to time determine Provided that the Register shall not be closed for more than thirty days in any year

36 All instruments of transfer which are registered may be retained by the Company but any instrument of transfer which the Board refuses to register shall (except in the case of fraud) be returned to the person depositing the same Subject as hereinbefore provided, the Company shall be entitled to destroy all instruments of transfer of shares and other supporting documents which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notification of changes of address or name and all registered share certificates which have been cancelled at any time after the expiration of one year from the date of cancellation thereof and it shall conclusively be presumed in favour of the Company that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every share certificate so destroyed was a valid certificate duly and properly cancelled Provided that -

36.1 the provisions aforesaid shall apply only to the destruction of documents in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant,

36.2 nothing herein contained shall be construed as imposing on the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso 36.1 above are not fulfilled, and

36.3 references herein to the destruction of any document include references to the disposal thereof in any manner

37 Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person

TRANSMISSION OF SHARES

38 In case of the death of a Member the survivor or survivors (where the deceased was a joint holder) and the executors or administrators of the deceased (where he was a sole or only surviving holder) shall be the only persons recognised by the Company as having any title to his interest in the shares but nothing in these Articles shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him

39 Any person becoming entitled to a certificated share in consequence of the death or bankruptcy of a Member may, upon such evidence as to title being provided as may from time to time be required by the Board and subject as hereinafter provided, either be registered himself as holder of the share upon giving to the Company notice in writing of his desire to such effect or transfer such share to some other person If he elects to become holder or name another person registered and the share is an uncertificated share, he shall take any action the Board may require (including without limitation the execution of any document and giving of nay instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by such Member

40 Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall (upon supplying to the Company such evidence as the Board may reasonably require as to his title to the share) be entitled to receive, and may give a discharge for, all benefits arising or accruing on or in respect of the share and the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to Meetings until he shall have been registered as a Member in respect of the share

Provided always that the Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if within 60 days the notice is not complied with such person shall be deemed to have elected to be registered as a Member in respect thereof and may be registered accordingly

DISCLOSURE OF INTERESTS IN SHARES

41 1 No Member shall, unless the Board otherwise determines, be entitled in respect of any share or shares held by him to vote (either in person or by representative or proxy) at any General Meeting or at any separate meeting of the holders of any class of shares or to exercise any other right conferred by membership in relation to any such Meeting of the Company if he or any other person appearing to be interested in such share or shares has been duly served with a notice under Section 212 (or under any other statutory provision or provision of these Articles for the time being in force enabling the Company by notice in Writing to require any persons to give any information regarding that share or those shares) which requires him or such other person to give information to the Company in accordance with such Section or provision and

41 1 1 he or any such person is in default in supplying to the Company the information thereby required within (i) 14 days after service of the notice (or such longer period as may be specified in such notice) if the shares specified in such notice represent at least 0 25 per cent of the shares of the class to which such shares belong in issue on the date of service of such notice or (ii) 28 days after service of the notice (or such longer period as may be specified in such notice) in any other case, or

41 1 2 in purported compliance with such notice, he or any such person has made a statement which, in the opinion of the Board, is false or misleading in any material particular (and in the latter case he or any such person has failed to correct such statement within a further period of 14 days after service of a further notice in Writing requiring him so to correct it)

The Board may at any time restore the aforementioned entitlement of the Member by notice in Writing to such Member and shall restore such entitlement within 7 days of the earlier of (a) receipt by the Board of notice that the shares of such Member have been transferred pursuant to an arm's length sale and (b) due compliance, to the satisfaction of the Board, with the said notice under Section 212 (or as otherwise provided in this Article) in respect of all the shares to which such notice related

41 2 The Board may, in its absolute discretion, refuse pursuant to Article 31 2 to register any transfer of shares which does not appear to it to be a transfer pursuant to an arm's length sale and which relates to shares held by a Member in

relation to which he or any other person appearing to be interested in such shares has been duly served with a notice under Section 212 (or under any other statutory provision or provisions of these Articles for the time being in force enabling the Company by notice in Writing to require any person to give any information regarding those shares) which requires him or such other person to give information to the Company in accordance with such Section or provision and

41 2 1 he or any such person is in default in supplying to the Company the information thereby required within 14 days after service of the notice (or such longer period as may be specified in such notice), or

41 2 2 in purported compliance with such notice, he or any such person has made a statement which, in the opinion of the Board, is false or misleading in any material particular (and in the latter case has failed to correct such statement within a further period of 14 days after service of a further notice in Writing requiring him so to correct),

Provided that the shares specified in such notice represent at least 0 25 per cent of the shares of the class to which such shares belong in issue on the date of service of such notice

Any notice served pursuant to this Article 41 2 may contain a statement to the effect that upon failure to supply such information before the expiry of a period specified in such notice (being not less than 14 days from the date of service of such notice) the Board may, in its absolute discretion, refuse to register any transfer of such shares which does not appear to it to be a transfer pursuant to an arm's length sale

No transfer of any of the default shares shall be registered unless

41 2 3 the transfer is an excepted transfer, or

41 2 4 the Member is not himself in default in supplying the information required and the Member proves to the satisfaction of the Board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer, or

41 2 5 registration of the transfer is required by the Uncertificated Securities Regulations,

(and, for the purpose of ensuring this Article 41 2 can apply to all shares held by the holder, the Company may, in accordance with the Uncertificated Securities Regulations, issue written notification to the operator of the relevant system requiring the conversion into certificated form of any shares held by the holder in uncertificated form)

The restrictions on transfer provided by Article 32 2 shall take effect only upon the service on the registered holder of the shares in question of a notice to the effect that he has thereby become subject to the said restrictions and such restrictions shall only apply for so long as the information requested pursuant to this Article 41 2 has not been supplied to the Company or until the Board is satisfied that such shares have been acquired by a new beneficial owner following an arm's length sale, whichever is the earlier

41 3 The Board may, in its absolute discretion, withhold pursuant to Article 137 the payment of any dividend to a Member in respect of any shares held by him in relation to which he or any other person appearing to be interested in such shares has been duly served with a notice under Section 212 (or under any other statutory provision or provision of these Articles for the time being in force enabling the Company by notice in Writing to require any persons to give any information regarding those shares) which requires him or such other person to give information to the Company in accordance with such Section or provision and

41 3 1 he or any such person is in default in supplying to the Company the information thereby required within 14 days after service of the notice (or such longer period as may be specified in such notice), or

41 3 2 in purported compliance with such notice, he or any such person has made a statement which, in the opinion of the Board, is false or misleading in any material particular (and in the latter case has failed to correct such statement within a further period of 14 days after service of a further written notice requiring him so to correct),

Provided that the shares specified in such notice represent at least 0 25 per cent of the shares of the class to which such shares belong in issue on the date of such notice

Any notice served pursuant to this Article 41 3 shall contain a statement to the effect that upon failure to supply such information before the expiry of a period specified in such notice (being not less than 14 days from the date of service of such notice) the Board may, in its absolute discretion, withhold the payment of any dividend in respect of the shares specified in the notice if the information required as aforesaid is not given within the period specified in the notice The withholding provisions of Article 138 shall take effect only upon service on the registered holder of the shares in question of a notice to the effect that he has thereby become subject to the said withholding provisions and such provisions shall only apply for so long as the information requested pursuant to this Article has not been supplied to the Company or until the Board is satisfied that such shares have been acquired by a new beneficial owner following an arm's length sale, whichever is the earlier

The Board may at any time restore the aforementioned entitlement of the Member by notice in Writing to such Member and shall restore such entitlement when the said notice under Section 212 (or as otherwise provided in this Article) has been complied with in respect of all the shares to which such notice related

41 4 The Board shall be entitled to serve a notice under Section 212 which fulfils all or any of Articles 41 1, 41 2 or 41 3 above (as the case may be) on a person who is not the registered holder of shares in the Company only if the registered holder of the shares in question has previously been, or is simultaneously with the service of such a notice, served by the Company with a notice under the said Section 212 The Board shall not be required to serve separate notices for the purposes of Articles 41 1, 41 2 or 41 3 and, subject to the other provisions of this Article 40, it may serve a notice in respect of all or any of the said Articles which shall be effective for the purposes of Articles 41 1, 41 2 or 41 3 (as the case may be) Notwithstanding the foregoing, the Company shall be entitled to serve separate notices at such times as it so chooses in respect of Articles 41 1, 41 2 and 41 3

41 5 For the purposes of this Article 40, a person shall be treated as appearing to be interested in any shares if (after taking into account any information supplied in response to any notice under the Section 212 and any other information) the Board knows or has reasonable cause to believe that the person in question is or may be interested in the shares

41 6 For the purpose of this Article 41 and Article 32 2 a sale shall be regarded as being an "arm's length sale" if it is on a recognised investment exchange or it is on any Stock Exchange outside the United Kingdom on which the Company's shares of the same class as the shares the subject of restrictions pursuant to this Article 41 are listed or regularly traded and the restrictions on transfer provided by Article 32 2 and Article 41 2 shall not apply where such transfer arises from acceptance of a take-over offer for a company as defined in Section 428

41 7 Shares issued in respect of shares which are for the time being not entitled to vote at a General Meeting pursuant to this Article or to receive dividends pursuant to this Article and Article 138 shall, on issue, become subject to the same restriction

41 8 The Company is not, by virtue of anything done for the purposes of this Article, to be affected by notice of, or put on enquiry as to the rights of any person in relation to, any shares

41 9 The provisions of this Article 10 shall be in addition and without prejudice to the provisions of the Statutes and nothing done by the Company pursuant to this Article or Articles 30, 32 or 138 shall prejudice the Company's rights under the same

STOCK

42 The Company may, from time to time, by ordinary resolution, convert all or any of its fully Paid Up shares into stock, and may from time to time, in like manner, convert any stock into fully Paid Up shares of any denomination No such conversion shall affect or prejudice any preference or other special privilege

43 When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein, or any part of such interests, in such manner as the Company by ordinary resolution directs but in default of any such direction in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred or as near thereto as circumstances will admit The Board may, from time to time, fix the minimum amount of stock transferable Provided that such minimum shall not exceed the nominal amount of each of the shares from which the stock arose

44 The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, voting at General Meetings and other matters and be subject to the same provisions of these Articles as if they held the shares from which the stock arose, but no such privilege or advantage shall be conferred by an amount of stock which would not, if existing in shares, have conferred that privilege or advantage

ALTERATIONS TO CAPITAL

45 The Company may, from time to time, by ordinary resolution, whether all the shares for the time being authorised shall have been issued or all the shares for the time being issued shall have been fully Paid Up or not, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution directs

46 Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the existing share capital and shall be subject to the same provisions with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise as the existing share capital

47 The Company may, from time to time, by ordinary resolution -

47 1 consolidate all or any of its share capital into shares of larger amounts than its existing shares,

47 2 cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled,

47 3 sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of Section 121(3) and so that the resolution whereby any share is sub-divided may

determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over or may have such deferred rights or be subject to any such restrictions, as compared with the others, as the Company has power to attach to unissued or new shares

48 Subject to the provisions of the Statutes and any confirmation or consent required by law, the Company may, from time to time, by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner

49 1 Upon any consolidation of fully Paid Up shares into shares of larger amount the Board may settle any difficulty which may arise with regard thereto and in particular may, as between the holders of shares so consolidated, determine which shares are consolidated into each consolidated share and in the case of any shares registered in the name of one Member being consolidated with shares registered in the name of another Member the Board may make such arrangements for the allotment, acceptance and/or sale of shares representing fractional entitlements to the consolidated share or for the sale of the consolidated share and may sell the fractions or the consolidated share either upon the market or otherwise to such person at such time and at such price as it may think fit and shall distribute the net proceeds of sale among such Members rateably in accordance with their rights and interests in the consolidated share or the fractions and for the purposes of giving effect to any such sale the Board may appoint some person to transfer the shares or fractions sold to any purchaser thereof and such appointment and any transfer executed in pursuance thereof shall be effective Provided that the Board shall have power when making such arrangements to determine that no Member shall be entitled to receive such net proceeds of sale unless his entitlement exceeds such amount as the Board shall determine and, if the Board exercises such power, the net proceeds of sale not distributed to Members as a result shall belong absolutely to the Company

49 2 Where certificated shares are to be sold, the Board may authorise a person to execute an instrument of transfer of shares to, or in accordance with the directions of, the purchaser and may cause the name of the purchaser or transferee to be entered in the Register as the holder of the shares Where uncertificated shares are to be sold, the Board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the purchaser The purchaser need not be further concerned with the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale

50 Anything done in pursuance of the last three preceding Articles shall be done in manner provided and subject to any conditions imposed by the Statutes, so far as they shall be applicable and, so far as they shall not be applicable, in accordance with the terms of the resolution authorising the same and, so far as such resolution shall not be applicable, in such manner as the Board shall determine

MODIFICATION OF CLASS RIGHTS

51 None of the rights, privileges or conditions for the time being attached or belonging to any class of shares forming part of the issued capital for the time being of the Company shall be modified, varied or abrogated in any manner except with the consent in writing of the holders of three fourths in nominal value of the issued shares of the class or the sanction of an extraordinary resolution passed at a separate meeting of the members of that class and then only subject to the provisions of Section 127 To any such separate meeting all the provisions of these Articles as to General Meetings shall mutatis mutandis apply but so that the necessary quorum (other than at an adjourned Meeting) shall be not less than two persons personally present and holding or representing, either by proxy or as the duly appointed representative of a corporation which is a Member, at least one third of the capital Paid Up on the issued shares of the class and, at an adjourned Meeting, one Member holding shares of the class in question or his proxy, and so that any holder of shares of the class in question present in person or by proxy may demand a poll and shall be entitled on a poll to one vote for every such share held by him The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by these Articles or by the terms of issue of the shares of that class, be deemed to be modified, varied or abrogated by the creation or issue of further shares ranking pari passu therewith

GENERAL MEETINGS

52 An Annual General Meeting of the Company shall be held in each year (in addition to any other Meetings which may be held in that year) and such Meeting shall be specified as the Annual General Meeting in the notices calling it Not more than fifteen months shall elapse between the date of one Annual General Meeting and the date of the next Subject as aforesaid and to the provisions of the Statutes, the Annual General Meeting shall be held at such time and place as the Board shall appoint

53 All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings

54 The Board may call an Extraordinary General Meeting whenever it thinks fit Extraordinary General Meetings shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by the Statutes If at any time there are not sufficient Directors capable of acting to form a quorum of the Board any Director or any two Members may convene an Extraordinary General Meeting in the same manner as nearly as possible as that in which Meetings may be convened by the Board

55 In the case of an Extraordinary General Meeting called in pursuance of a requisition, unless such Meeting shall have been called by the Board, no business other than that stated in the requisition as the objects of the Meeting shall be transacted

NOTICE OF GENERAL MEETINGS

56 At least twenty-one Clear Days' notice of every Annual General Meeting and of every Extraordinary General Meeting at which it is proposed to pass a special resolution and at least fourteen Clear Days' notice of every other Extraordinary General Meeting shall be given in manner hereinafter mentioned to such Members as are, under the provisions of these Articles, entitled to receive such notices from the Company and to the Auditors Every notice of Meeting shall specify the place, day and hour of the Meeting and, in the case of special business, the general nature of such business and shall also state with reasonable prominence that a Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a Member In the case of a Meeting convened for passing a special or extraordinary resolution the notice shall specify the intention to propose the resolution as a special or extraordinary resolution (as the case may be)

57 A Meeting shall, notwithstanding that it is called by shorter notice than that specified in the last preceding Article, be deemed to have been duly called if it is so agreed -

57 1 in the case of a Meeting called as the Annual General Meeting, by all the Members entitled to attend and vote thereat, and

57 2 in the case of any other Meeting, by a majority in number of the Members having a right to attend and vote at the Meeting being a majority together holding not less than 95 per cent in nominal value of the shares giving a right to attend and vote at the Meeting

58 It shall be the duty of the Company, subject to the provisions of the Statutes, on the requisition in Writing of such number of Members as is specified in Section 376 and (unless the Company otherwise resolves) at the expense of the requisitionists (i) to give to Members entitled to receive notice of the next Annual General Meeting notice of any resolution which may properly be moved and is intended to be moved at that Meeting and (ii) to circulate to Members entitled to have notice of any General Meeting sent to them any statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that Meeting

59 The accidental omission to give notice of any Meeting to, or the non-receipt of notice of any Meeting by, any person entitled to receive notice shall not invalidate any resolution passed or proceeding held at that Meeting

PROCEEDINGS AT GENERAL MEETINGS

60 All business that is transacted at an Extraordinary General Meeting shall be deemed special and all business that is transacted at an Annual General Meeting shall also be deemed special, with the exception of declaring a dividend, the

consideration and adoption of the accounts and balance sheet and the reports of the Directors and the Auditors and any other documents accompanying or annexed to the balance sheet, the election of Directors and the Auditors and the fixing of the remuneration of the Directors and the Auditors

61 Where by any provision contained in the Statutes special notice is required of a resolution, the resolution shall not be effective unless notice of the intention to move it has been validly given to the Company in accordance with these Articles and the Statutes not less than twenty-eight days (or such shorter period as the Statutes permit) before the Meeting at which it is moved and the Company shall give to its Members notice of such resolution in accordance with these Articles and the Statutes

62 No business shall be transacted at any General Meeting unless a quorum is present when the Meeting proceeds to business Two persons entitled to vote upon the business to be transacted, each being a Member or a proxy for a Member or a duly authorised representative of a corporation which is a Member, shall be a quorum

63 The Chairman of the Board shall preside at every General Meeting, but if there be no such Chairman or he shall be unwilling or unable to preside or if at any Meeting he shall not be present within fifteen minutes after the time appointed for holding the same, the Deputy-Chairman of the Board shall preside or if there be no such Deputy-Chairman or he shall be unwilling to act or if he be not present within such period, the Directors present shall choose some Director or if no Director be present or if all the Directors present decline to take the chair, the Members present in person or by proxy shall choose one of their number to be Chairman of the Meeting

64 If within fifteen minutes from the time appointed for the holding of a General Meeting a quorum is not present, the Meeting, if convened on the requisition of Members, shall be dissolved In any other case it shall stand adjourned to the same time and place seven days thereafter

65 The Chairman of the Meeting may, with the consent of the Meeting (and shall, if so directed by the Meeting), adjourn any Meeting from time to time and from place to place Whenever a Meeting is adjourned for thirty days or more, at least seven days' notice, specifying the place, the day and the time of the adjourned Meeting shall be given as in the case of an original Meeting Save as aforesaid, no Member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned Meeting No business shall be transacted at any adjourned Meeting other than the business which might have been transacted at the Meeting from which the adjournment took place

66 1 At any General Meeting a resolution put to the vote of the Meeting shall be decided on a show of hands unless before or upon the declaration of the result of the show of hands a poll be demanded -

66 1 1 by the Chairman of the Meeting, or

66 1 2 by not less than five Members present in person or by proxy and entitled to vote at the Meeting, or

66 1 3 by any Member or Members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the Meeting, or

66 1 4 by a Member or Members holding shares in the Company conferring a right to vote at the Meeting being shares on which an aggregate sum has been Paid Up equal to not less than one-tenth of the total sum Paid Up on all the shares conferring that right

66 2 Unless a poll be so demanded a declaration by the Chairman of the Meeting that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive of the votes recorded in favour of or against such resolution

67 A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith A poll demanded on any other question shall be taken forthwith if practicable, but if not practicable at such time (not being more than thirty days from the date of the Meeting or the adjourned Meeting at which such poll was demanded) and place and in such manner as the Chairman of the Meeting shall direct and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded No notice need be given of a poll not taken immediately The demand for a poll may be withdrawn

68 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting shall be entitled to a further or casting vote in addition to the votes to which he may be entitled as a Member

69 If -

69 1 any objection is raised to the qualification of any voter, or

69 2 any votes have been counted which ought not to have been counted or which might have been rejected, or

69 3 any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the Meeting on any resolution unless the same is raised or pointed out at the Meeting or adjourned Meeting at which the vote objected to is given or tendered or at which the error occurs Any objection or error shall be referred to the Chairman of the Meeting and shall only vitiate the decision of the Meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the

resolution or may otherwise have affected the decision of the Meeting The decision of the Chairman on such matters shall be final and conclusive

70 The demand for a poll shall not prevent the continuance of a Meeting for the transaction of any business other than the question on which a poll has been demanded

VOTES OF MEMBERS

71 Subject to any special terms as to voting upon which any share may be issued, or may for the time being be held, and subject to the provisions of Articles 39 and 40, upon a show of hands every Member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and in each case is entitled to vote shall have one vote and upon a poll every Member present in person or by proxy and entitled to vote shall have one vote for every share of which he is the registered holder

72 If any Member is of unsound mind or otherwise incapacitated he may vote, whether on a show of hands or on a poll, by his curator bonis, committee or other legal curator and such last mentioned persons may give their votes either personally or by proxy Provided that such evidence as the Board may reasonably require of the authority of the persons claiming to vote is deposited at the Office not less than forty eight hours before the time for holding the Meeting or adjourned Meeting at which such person claims to vote

73 If two or more persons are jointly entitled to a share, then, in voting upon any question, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and for this purpose seniority shall be determined by the order in which the names stand in the Register

74 No Member shall be entitled to be present or to be counted in the quorum at any General Meeting unless he shall be the holder of one or more shares giving the right to attend thereat upon which all calls or other moneys due and payable in respect of the same shall have been paid and no Member shall be entitled to vote at any General Meeting or upon a poll either personally or by proxy in respect of any share upon which any call or other moneys due and payable have not been paid

75 Votes may be given either personally or by proxy On a show of hands a Member (other than a corporation) present only by proxy shall have no vote, but a proxy for or representative of a corporation may vote on a show of hands A proxy need not be a Member and a Member may appoint one or more than one person to act as his proxy On a poll a Member entitled to more than one vote need not, if he votes, use all of his votes or cast all the votes he uses in the same way

76 If a Member appoints more than one person to act as his proxy the appointment of each such proxy shall specify the shares held by the Member in respect of which each such proxy is to vote and no Member may appoint more than one proxy (save in the alternate) to vote in respect of any one share held by that Member

77 The appointment of a proxy shall be in Writing under the hand of the appointor, or his attorney duly authorised in Writing, or if such appointor is a corporation, under its common seal or under the hand of some officer or attorney duly authorised in that behalf or contained in an electronic communication The Directors may, but shall not be bound to, require evidence of authority of such officer or attorney

78 A vote given in accordance with the terms of an appointment of a proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or transfer of the share in respect of which it is given, unless previous intimation in Writing of the death, insanity, revocation or transfer shall have been received at the Office one hour at least before the time fixed for holding the Meeting

79 The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote at such poll

80 The appointment of a proxy and the power of attorney or other authority, if any, under which it is executed, or a copy of the authority notarially certified, or certified in some other way approved by the Board, shall be

80 1 in the case of an instrument in writing, received at such place as may be specified for that purpose in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting or if no place is so specified at the Office at least 48 hours before the time fixed for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the instrument proposes to vote, or

80 2 in the case of an appointment contained in an electronic communication, where an electronic address has been specified for the purpose of receiving electronic communications

a in the notice convening the meeting, or

b in any form of appointment of proxy sent out by the Company in relation to the meeting, or

c in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such electronic address at least 48 hours before the time fixed for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the appointment proposes to vote, or

80 3 in the case of a meeting adjourned for less than 28 days but more than 48 hours or in the case of a poll taken more than 48 hours after it is demanded, received as required by Articles 77 1 1 and 77 1 2 at least 24 hours before the time fixed for the holding of the adjourned meeting or the taking of the poll, or

80 4 in the case of a meeting adjourned for not more than 48 hours or in the case of a poll not taken immediately but taken not more that 48 hours after it was demanded, received at the adjourned meeting or at the meeting at which the poll was demanded by the chairman of the meeting or by the Secretary or by a Director

80 5 The appointment of a proxy not received in accordance with this Article 80 is invalid *

80 6 Without limiting the foregoing, in relation to any shares which are held in uncertificated form, the Directors may from time to time permit appointments of a proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction, (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system concerned)), and may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant The Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder For the purposes of this Article 80 6 properly authenticated dematerialised instructions shall have the same meaning as given in the Uncertificated Securities Regulations

80 7 In Article 80 2 and Article 80 6, "electronic address" includes, in the case of any Uncertificated Proxy Instructions permitted pursuant to Article 80 6, an identification number of a participant in the relevant system concerned

81 An instrument of proxy may be in any common form or in such other form as the Board may from time to time approve

* Amended by Special Resolution passed on 18 November 2004

82 The Board may at the expense of the Company send by post or otherwise to the Members instruments of proxy (with or without provision for their return prepaid) for use at any General Meeting or at any Meeting of any class of Members of the Company either in blank or nominating in the alternative any one or more of the Directors or the Chairman of the Meeting or any other person or persons If, for the purpose of any Meeting, invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense they shall be issued to all (and not to some only) of the Members entitled to be sent a notice of the Meeting and to vote thereat by proxy

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

83 Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise any person to act as its representative at any Meeting of the Company or of any class of Members thereof and such representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member

DIRECTORS

84 Until otherwise determined by a General Meeting the number of Directors shall not be less than two and there shall be no maximum number The Company may by ordinary resolution from time to time vary the minimum and maximum number of Directors

85 The Board may, from time to time and at any time, appoint any other person to be a Director either to fill a casual vacancy or by way of addition to the Board A Director so appointed shall hold office only until the Annual General Meeting following next after his appointment, when he shall retire, but shall then be eligible for re-election A Director so retiring shall not be taken into account in determining the number of Directors to retire by rotation at such Meeting in accordance with Article 106

86 A Director shall not require a share qualification, but shall nevertheless be entitled to attend and speak at any General Meeting of, or at any separate Meeting of the holders of any class of shares in, the Company

87 There shall be available to be paid out of the funds of the Company to the Directors as fees in each year an aggregate sum not exceeding £100,000 as the Board may determine, such sum to be divided among such Directors in such proportion and manner as they may agree or, in default of agreement, equally Provided that any such Director holding the office of Director for part of a year shall, unless otherwise agreed, be entitled only to a proportionate part of such fee The Company may by ordinary resolution increase the amount of the fees payable under this Article The provisions of this Article shall not apply to the remuneration of any Managing Director or Director holding executive office whose remuneration shall be determined in accordance with the provisions of Articles 95 1 and 95 4

88 The Directors shall also be entitled to be repaid all travelling, hotel and other expenses properly incurred by them respectively in and about the performance of their duties as Directors, including their expenses of travelling to and from Board or committee or General Meetings

89 The Board (or for the avoidance of doubt a committee of the Board if so authorised) may grant special remuneration to any member thereof who, being called upon, shall render any special or extra services to the Company Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration (if any) as a Director, and may be payable by way of a lump sum participation in profits or otherwise as the Board (or any such committee) shall determine

POWER TO APPOINT A PRESIDENT OF THE COMPANY

90 The Board shall have power to appoint any person deemed by the Board to be fit for such appointment to be the President of the Company and any person so appointed shall hold office for life or for such other lesser period as from time to time shall be determined by the Board If the President is appointed otherwise than from among the Directors then, while he shall not be counted in the quorum at any meeting of the Board and shall not be entitled to vote on any matter decided at any such meeting or otherwise in any way to exercise any of the rights, privileges and powers of a Director, he shall be entitled to attend meetings of the Board although failure to give notice to the President of any such meeting shall not invalidate such meeting or any business transacted thereat

INTERESTS OF DIRECTORS

91 A Director may hold any other office or place of profit under the Company (except that of Auditor) in conjunction with his office of Director and, subject to Section 319, on such terms as to remuneration and otherwise as the Board shall arrange Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director Provided that nothing herein contained shall authorise a Director or his firm to act as Auditor or Auditors of the Company

92 Subject to the provisions of the Statutes, no Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor, subject to the interest of the Director concerned being duly declared as required by Article 93, shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established

93 A Director may hold office as a Director or other officer of or be otherwise interested in any other company of which the Company is a member or in which the Company is otherwise interested and, unless otherwise agreed, shall not be liable to account to the Company for any remuneration or other benefits receivable by him as a director or officer of, or by virtue of his interest in, such other company

94 Without prejudice to the requirements of the Statutes, a Director, including an alternate Director, who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Board In the case of a proposed contract the declaration shall be made at the meeting of the Board at which the question of entering into the contract is first taken into consideration or, if the Director was not at the date of that meeting interested in the proposed contract, at the next meeting of the Board held after he became so interested In a case where the Director becomes interested in a contract after it is made the declaration shall be made at the first meeting of the Board held after the Director becomes so interested In a case where the Director is interested in a contract which has been made before he was appointed a Director the declaration shall be made at the first meeting of the Board held after he is so appointed For the purposes of this Article a general notice given to the Board by a Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may, after the date of the notice be made with that company or firm, or he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him (within the meaning of Section 346) shall (if such Director shall give the same at a meeting of the Board or shall take reasonable steps to secure that it is brought up and read at the next meeting of the Board after it is given) be deemed a sufficient declaration of interest in relation to any contract so made In this Article the expression "contract" shall be construed as including any transaction or arrangement, whether or not constituting a contract

95 1 Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he or any person connected with him (within the meaning of Section 346) has any interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company or in respect of which he has any duty which conflicts with his duty to the Company A Director shall not be counted in the quorum at a meeting in relation to any resolution in respect of which he is debarred from voting

95 2 A Director shall (in the absence of some other interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters namely -

95 2 1 the giving of any guarantee, security or indemnity to him in respect of money lent or obligations incurred by him or by any

other person at the request of or for the benefit of the Company or any of its subsidiaries,

95 2 2 the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

95 2 3 any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting thereof,

95 2 4 any proposal concerning any other company in which he is interested directly or indirectly and whether as an officer or shareholder or otherwise howsoever Provided that he (together with any person connected with him within the meaning of Section 346) is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances),

95 2 5 any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes or which does not accord to any Director as such any privilege or benefit not accorded to the employees to which the scheme or fund relate,

95 2 6 any contract, arrangement or proposal for the benefit of employees of the Group under which the Director benefits in a similar manner as the employees or which does not accord to any Director as such any privilege or benefit not accorded to the employees to which the scheme or fund relates,

95 2 7 any proposal concerning insurance which the Company proposes to maintaining or purchase for the benefit of Directors or for the benefit persons including Directors

95 3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is

interested such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the proviso to paragraph 94 2 4 of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment

95 4 If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be determined by a majority of votes of the remaining Directors present at the meeting and in the case of an equality of votes the Chairman (unless he be the Director the materiality of whose interest or the entitlement of whom to vote shall be in issue) shall have a second or casting vote and their ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed and, pending such ruling, paragraph 94 1 of this Article shall apply to the Director in question

MANAGING AND OTHER EXECUTIVE DIRECTORS

96 1 The Board may, from time to time, appoint one or more of its body to be the holder of any executive office, including the office of Managing or Joint or Assistant Managing Director or Chief Executive Any such appointments shall be on such terms (including remuneration) and for such period as the Board (or for the avoidance of doubt a committee of the Board if so authorised) may determine

96 2 A Director so appointed to any executive office shall not be subject to retirement by rotation and shall not be taken into account in determining the number of Directors to retire by rotation

96 3 The appointment of any Director to any executive office shall be capable of being terminated by the Board if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company

96 4 A Director holding any executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise, as the Board (or for the avoidance of doubt a committee of the Board if so authorised) may determine

96 5 The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit and either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers

96 6 The Company shall not (and the Board shall exercise all voting and other rights and power of control exercisable by the Company in respect of its subsidiary companies so as to secure that none of its subsidiary companies shall) grant any contract of service to any such Managing Director or such other officer as is referred to in paragraph 95 1 of this Article or any proposed Managing Director or such other officer as aforesaid which does not expire or is not determinable within five years of the date of grant thereof without payment of compensation (other than statutory compensation) except with the previous sanction of the Company in General Meeting given in accordance with Section 319

POWERS OF DIRECTORS

97 The business of the Company shall be managed by the Board, which may exercise all such powers of the Company and do on behalf of the Company all such acts as may be exercisable and done by the Company and as are not by the Statutes or by these Articles required to be exercised or done by the Company in General Meeting, subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in General Meeting but no regulation made by the Company in General Meeting shall invalidate any prior act of the Board which would have been valid if such regulation had not been made The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article

98 The Board may establish local boards or committees or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such local boards or committees or any managers or agents and may fix their remuneration and may delegate to any local board, committee, manager or agent any of the powers, authorities and discretions vested in the Board (with power to sub-delegate) and may authorise the members of any local board or committee, or any of them, to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation, Provided that in those cases where the powers of the Board are delegated to a committee which includes co-opted members who are not Directors, the number of such co-opted persons shall be less than one-half of the total number comprising the committee and no resolution of the committee shall be effective unless a majority of the members of the committee present at the meeting are Directors, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby and no person so appointed shall for any purpose be deemed to be a Director

99 The Board may from time to time and at any time by power of attorney under the Seal appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities

and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit and any such powers of attorney may contain such provisions whether for the protection and convenience of persons dealing with any such attorney or otherwise to sub-delegate all or any of the powers, authorities and discretions vested in him

100 The Company or the Board on behalf of the Company may exercise all the powers of the Company under Section 39, relating to official seals for use abroad, and any such seal shall be affixed by the authority and in the presence of, and the instrument sealed therewith shall be signed by, such persons as the Board shall from time to time by writing under the Seal appoint

101 1 The Board may establish, maintain, participate in or contribute to or procure the establishment, maintenance of, participation in or contribution to any pension, superannuation, benevolent or life assurance fund, scheme or arrangement (whether contributory or otherwise) for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances, benefits and emoluments to, any persons who are or were at any time in the employment or service of the Company or any of its predecessors in business or of any company which is a holding company or a subsidiary of the Company or who may be or have been Directors or officers of the Company or of any such other company as aforesaid and who hold or have held executive positions or agreements for service with the Company or any such other company, and the wives, widows, families and dependants of any such persons The Board may also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, or of any such person as aforesaid and make payments for or towards the insurance of any such persons as aforesaid and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any public, general or useful object and do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid Any Director who holds or has held any such executive position or agreement for service shall be entitled to participate in and retain for his own benefit any such donations, gratuities, pensions, allowances, benefits or emoluments

101 2 Subject to such approval by Members as shall be required by the Statutes, the Board may establish and maintain any employees' share scheme, share option or share incentive scheme whereby selected employees of the Company or of any company which is a subsidiary of the Company are given the opportunity of acquiring shares in the capital of the Company on the terms and subject to the conditions set out in such scheme and establish and (if any such scheme so provides) contribute to any scheme for the purchase by or transfer, allotment or issue to trustees of shares in the Company or its holding company to be held for the benefit of employees (including Directors and officers) of the Company and subject to the Statutes lend money to such trustees or employees to enable them to purchase such shares

102 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine

POWERS OF BORROWING AND MORTGAGING

103 1 Subject as hereinafter provided the Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future, including uncalled capital, and subject to the provisions of Section 80 to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party

103 2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its Subsidiary Undertakings so as to secure (as regards Subsidiary Undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) for the time being remaining undischarged of all moneys borrowed by the Group shall not at any time without the previous sanction of an ordinary resolution exceed a sum equal to 75* per cent of the greater of

103 2 1 the current value of all assets of the Group, and

103 2 2 the book value of all assets of the Group

103 3 For the purpose of this Article, the following (if not otherwise taken into account) shall be deemed to be moneys borrowed

103 3 1 the principal amount outstanding in respect of any debentures of any member of the Group which are not beneficially owned within the Group,

103 3 2 the principal amount outstanding under any acceptance credit (not being an acceptance in relation to the purchase or sale of goods or services in the ordinary course of trading) opened by any bank or accepting house on behalf of or in favour of any member of the Group,

103 3 3 the nominal amount of any share capital and the principal amount of any debentures or other borrowed moneys of any person outside the Group the redemption or repayment of which is guaranteed or secured or is the subject of an indemnity given by any member of the Group and the beneficial interest in which

* amended by Special Resolution passed on 22 November 2000 to 70%
amended by Special Resolution passed on 18 November 2004

redemption or repayment is not owned by a member of the Group,

103 3 4 any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other borrowed moneys falling to be taken into account

103 4 For the purpose of this Article the following (if not otherwise taken into account) shall not and shall be deemed not to be moneys borrowed -

103 4 1 all intra Group borrowings,

103 4 2 amounts borrowed for the purpose of re-paying within six months (with or without any premium) any moneys borrowed then outstanding, pending the application thereof for such purpose within such period,

103 4 3 the proportion of the excess outside borrowings of a partly owned Subsidiary Undertaking which corresponds to the proportion of its equity share capital owned otherwise than by members of the Group (and for the purpose of this sub-Article, the expression "excess outside borrowings" shall mean so much of the borrowings of such partly owned Subsidiary Undertaking otherwise than from members of the Group which exceeds the amount (if any) borrowed from it by other members of the Group),

103 4 4 amounts borrowed for the purpose of financing any contract in respect of which any part of the price receivable by any member of the Group is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by any other governmental department fulfilling a similar function, to an amount not exceeding that part of the price receivable thereunder which is so guaranteed or insured,

103 4 5 temporary debit balances with the bankers of any member of the Group or shown in a member's own books of account arising by virtue of delay in clearing funds not exceeding 10 days,

103 4 6 for a period of 12 months after the date on which a company becomes a member of the Group, monies borrowed equal to the amount of borrowings outstanding of such a company at the date when it becomes a member,

103 4 7 moneys advanced or paid to any member of the Group (or its agents or nominees) by customers of any member of the Group as unexpended customer receipts or progress payments pursuant to any contract between such customer and a member of the Group in relation thereto,

103 4 8 moneys held by any member of the Group whether on deposit or current account or otherwise in connection with any scheme for the benefit of employees or their dependants,

103 4 9 the 7 75 per cent Convertible Loan Stock 2016 constituted by the Loan Stock Instrument of the Company dated 14 March 1996

103 5 No lender or other person dealing with the Company shall be concerned to see or inquire whether this limit is observed No debt incurred or security given in excess of such limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or would thereby be exceeded

103 6 Borrowed moneys of the Company or any one or more of its Subsidiary Undertakings expressed in or calculated by reference to a currency other than Sterling shall be translated into Sterling by reference either to the rate of exchange used for the conversion of such currency in the latest audited balance sheet of the relevant member of the Group or, if no such conversion was required or has yet taken place, by reference to the rate of exchange or approximate rate of exchange ruling on such date and determined on such basis as the Auditors may determine or approve

104 The Board may mortgage or charge all or any part of the Company's undertaking, property and uncalled capital and, subject to Section 80, may issue or sell any bonds,loan notes, debentures or other securities whatsoever for such purposes and upon such terms as to time of repayment, rate of interest, price of issue or sale, payment of premium or bonus upon redemption or repayment or otherwise as it may think proper including a right for the holders of bonds, loan notes, debentures or other securities to exchange the same for shares in the Company of any class authorised to be issued

ROTATION, RETIREMENT AND REMOVAL OF DIRECTORS

105 The office of a Director shall be vacated if

105 1 he ceases to be a Director by virtue of any provision of the Statutes or he becomes prohibited by law from being a Director, or

105 2 he becomes bankrupt or makes any arrangement or composition with his creditors generally, or

105 3 he is, or may be, suffering from mental disorder and either -

105 3 1 he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in

Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

105 3 2 an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs, or

105 4 he becomes physically or mentally incapable of performing the functions of a Director and the Board shall resolve that he be disqualified, or

105 5 in the case of a Director holding executive office subject to the terms of any contract between him and the Company he resigns his office by notice in Writing to the Company, or

105 6 he shall for more than six consecutive months have been absent without permission of the Board from meetings of the Board held during that period and the Board shall resolve that his office be vacated, or

105 7 he shall be removed from office by notice in Writing served on him signed by all his co-Directors but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company

106 Every Director shall retire at the first Annual General Meeting after the date of his eightieth birthday, but shall then be eligible for re-election for the period from that Annual General Meeting until the end of the next following Annual General Meeting when again he shall retire Any such Director shall be eligible for re-election for a subsequent term or terms, but on each occasion only until the end of the next following Annual General Meeting after the date of his re-election A Director retiring at any Annual General Meeting in accordance with the provisions of this Article shall not be taken into account in determining the number of Directors to retire by rotation at such meeting in accordance with Article 107 Section 293 shall not apply to the Company

107 Subject as provided in Article 95 2, at the Annual General Meeting in every year one-third of the Directors for the time being (other than those retiring in accordance with Articles 84 and 105) or if their number is not a multiple of three then the number nearest to but not exceeding one third shall retire from office Provided always that if in any year the number of Directors (other than those retiring as aforesaid) subject to retirement by rotation is two, one of such Directors shall retire and if in any year there is only one Director subject to retirement by rotation (other than those retiring as aforesaid) that Director shall retire

108 The Directors to retire at the Annual General Meeting in every year shall include (so far as necessary to obtain the number required) any Director who wishes to

retire and not to offer himself for re-election All further Directors so to retire shall be the Directors who have been longest in office since their last election As between Directors of equal seniority, the Directors to retire shall in the absence of agreement be selected from among them by lot A retiring Director shall be eligible for re-election and shall act as a Director throughout the Meeting at which he retires

109 The Company at the Meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto and in default the retiring Director shall if offering himself for re-election be deemed to have been re-elected, unless at such Meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the Meeting and lost

110 No person not being a Director retiring at the Meeting shall, unless recommended by the Board for election, be eligible for election to the office of Director at any General Meeting unless, not less than seven nor more than forty-two Clear Days before the day appointed for the Meeting, there shall have been given to the Secretary notice in writing by some Member duly qualified to be present and vote at the Meeting for which such notice is given of his intention to propose such person for election, and also notice in writing, signed by the person to be proposed, of his willingness to be elected

111 Subject to the provisions of these Articles, the Company may from time to time in General Meeting appoint new Directors and increase or reduce the number of Directors and may also determine in what rotation the increased or reduced number is to go out of office

112 Without prejudice to the power of the Company under Section 303 to remove a Director before the expiration of his period of office by ordinary resolution, the Company may by extraordinary resolution remove any Director before the expiration of his period of office, and may by ordinary resolution appoint another Director in his place A person appointed in place of a Director so removed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director

113 Every resolution of a General Meeting for the appointment or election of a Director shall relate to one named person and a single resolution for the appointment or election of two or more persons as Directors shall be void, unless a resolution that it shall be so moved has first been agreed to by the Meeting without any vote being given against it

PROCEEDINGS OF THE BOARD

114 The Board or any committee of the Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit, and determine the quorum necessary (being at least two Directors) for the transaction of business

Meetings of the Board or of any committee of the Board may take place in any part of the world and may take place via telephonic or similar means of communication notwithstanding that the Directors or committee members present may not all be meeting in one particular place Unless otherwise determined, two Directors shall be a quorum For the purposes of this Article an alternate Director shall be counted in a quorum but so that not less than two persons shall constitute the quorum

115 A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Board It shall be necessary to give notice (which need not be in Writing) of a meeting of the Board to all the Directors Notwithstanding the foregoing neither the accidental failure to give notice of a meeting of the Board to any Director nor the non-receipt in any case of such notice if given shall invalidate such meeting or any resolution passed or business transacted thereat

116 Questions arising at any meeting of the Board or any committee of the Board shall be decided by a majority of votes In the case of an equality of votes the Chairman shall have a second or casting vote

117 The Board or any committee of the Board may from time to time elect a Chairman or Deputy-Chairman, who shall preside at its meetings, but if no such Chairman or Deputy-Chairman be elected, or if at any meeting the Chairman or Deputy-Chairman is not present within five minutes after the time appointed for holding the same, the Board or committee shall choose one of its number to be Chairman of such meeting

118 1 The Board may delegate any of its powers, including authority to affix the Seal to any document, to committees consisting of such member or members of its body as it thinks fit Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of Directors

118 2 Any committee shall have power, unless the Board directs otherwise, to co-opt as a member or members of the committee for a specific purpose any person or persons not being members of the Board or of the Company Provided that no person shall be co-opted pursuant to this Article if as a result of his appointment the number of persons so co-opted would be equal to or greater than the number of members of such committee who are Directors and no resolution passed at a meeting of such committee shall be effective unless a majority of the members of such committee present at the meeting are Directors

119 All acts bona fide done by any meeting of the Board or of a committee of the Board or by any person acting as a Director shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid or that they or any of them were disqualified or had ceased to be Directors or a Director, be as valid as if every

such person had been duly appointed and was qualified to be and had continued to be a Director

120 The Board shall cause proper minutes to be made of all General Meetings and also of all appointments of officers and of the proceedings of all meetings of the Board and committees of the Board and of the attendances thereat and all business transacted at such meetings and any such minutes of any meeting, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting of the Company or of the Board or committee, shall be conclusive evidence without any further proof of the facts therein stated

121 A resolution in Writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board shall be as effective for all purposes as a resolution passed at a meeting of the Board duly convened and held and may consist of several documents in the like form each signed by one or more of the Directors and so that any such resolution or document signed by an alternate Director shall be deemed to have been signed by the Director who appointed such alternate Director

122 The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in their body but if and so long as the number of Directors is reduced below the number fixed by or pursuant to these Articles as the quorum of Directors, the continuing Directors or Director may act for the purpose of filling up vacancies in their body or of summoning General Meetings, but not for any other purpose

ALTERNATE DIRECTORS

123 A Director may from time to time in Writing under his hand appoint another Director or any other person including a person appointed as alternate for any other Director to be his alternate but no such appointment of any person not being a Director shall be operative unless and until approved by the Board Every such alternate shall (subject to his giving to the Company an address at which notice may be served upon him) be entitled to notice of meetings of the Board and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to have and exercise all the powers, rights, duties and authorities of the Director appointing him Every such alternate shall also be entitled in the absence of the Director appointing him to sign on his behalf a resolution in Writing of the Directors The remuneration of an alternate shall be payable out of the remuneration payable to the Director appointing him and shall consist of such portion (if any) of the last mentioned remuneration as shall be agreed between such alternate and the Director appointing him A Director may by Writing under his hand deposited at the Office at any time revoke the appointment of an alternate appointed by him If a Director dies or ceases to hold the office of Director the appointment of his alternate shall thereupon cease and determine Provided that if any Director retires at any Meeting (whether by rotation or otherwise) but is re-appointed by the Meeting at which such retirement took

effect, any appointment made by him pursuant to this Article which was in force immediately prior to his retirement shall continue to operate after his re-appointment as if he had not so retired An alternate Director shall not be deemed to be the agent of his appointor but shall be deemed to be an officer of the Company Notwithstanding the foregoing, unless he is already an officer of the Company in his own right, an alternate Director shall not, as such, have any rights or powers other than those mentioned in this Article

ASSOCIATE DIRECTORS

124 1 The Board may from time to time appoint any person to be an Associate Director of the Company

124 2 The appointment of a person to be an Associate Director shall not, save as otherwise agreed between him and the Company and the subsidiary (if any) in whose service he may be, affect the terms and conditions of his employment by the Company or by any such subsidiary, whether as regards duties remuneration, pension or otherwise

124 3 The appointment, removal and the powers, duties and remuneration of an Associate Director shall be determined by the Board and the Board shall have the right to enter into any contract on behalf of the Company or transact any business of any description without the knowledge or approval of Associate Directors, except that no act shall be done that would impose any personal liability on any or all of the Associate Directors except with his or their knowledge and consent

124 4 An Associate Director shall not be nor have power to act as a Director nor be entitled to receive notice of or attend or vote at meetings of the Directors nor shall he be deemed to be a Director for any of the purposes of these Articles

THE SEAL

125 1 The Seal shall not be affixed to any instrument except by the authority of a resolution of the Board or a committee of the Board and, except as hereinafter provided, every instrument to which the Seal shall be so affixed shall be autographically signed by a Director and countersigned by a second Director or the Secretary or an Assistant Secretary or some other person appointed by the Board for such purpose and, in favour of any purchaser or person bona fide dealing with the Company, such signatures shall be conclusive evidence of the fact that the Seal has been properly affixed

125 2 As regards certificates for shares or debentures, the Board may by resolution authorise the same to be sealed by a securities seal kept by virtue of Section 40 and may determine that in connection with the sealing thereof the presence of such persons as are referred to in Article 124 1 and the signatures thereof or of either of them shall be dispensed with and/or that such signatures shall be affixed by some method or system of mechanical signature

125 3 Subject to compliance with the requirements of the Act, the Board may authorise the adoption for use in any territory, district or place elsewhere than in the United Kingdom as an official seal being a facsimile of the Seal and may subject to compliance with the requirements of the Act give direction for the fixing of such official seal to deeds or instruments on behalf of the Company Any deeds or instruments to which such a facsimile of the Seal is affixed in accordance with Article 124 1 shall bind the Company for all purposes as if the Seal had been affixed thereto

125 4 Subject to the Statutes, the Company may dispense with the need for the Seal and, whether it does or does not dispense with the Seal, a document signed by a Director and the Secretary or by any two Directors and expressed (in whatever form of words) to be executed by the Company shall have the same effect as if executed under the Seal and a document executed by the Company which makes it clear on its face that it is intended to be a deed shall have effect upon delivery as a deed

SECRETARY

126 The Board shall from time to time appoint and may remove a Secretary or Joint Secretaries who shall be qualified in accordance with the provisions of the Statutes and may appoint and remove one or more Assistant Secretaries

127 Anything by the Statutes or these Articles required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any joint assistant or deputy Secretary or, if there is no joint assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board Provided that any provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary

AUTHENTICATION OF DOCUMENTS

128 Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Board or any committee of the Board and any books, records, documents and accounts relating to the business of the Company and to certify copies thereof or extracts therefrom as true copies or extracts A document purporting to be a copy of a resolution, or an extract from the minutes of a Meeting of the Company or of the Board or any committee of the Board which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes are, or extract is, a true and accurate record of proceedings at a duly constituted General Meeting or meeting of the Board or any committee of the Board

REGISTERS

129 1 The register of Directors' interests shall be kept in accordance with the Statutes and shall be open to the inspection of any Member or of any other person between the hours of 10 a m and noon on each day during which the same is bound to be open for inspection pursuant to the Statutes The said register shall be produced at the commencement of each Annual General Meeting and shall remain open and accessible during the continuance of the Meeting to any person attending such Meeting

129 2 The register of Directors and Secretaries, the register of charges, the Register, the register of interests in shares, any overseas branch register and all other associated registers and indices shall be kept in accordance with the Statutes and shall be open to the inspection of any Member or of any other person without charge between the hours of 10 a m and noon on each day during which the same is bound to be open for inspection pursuant to the Statutes

DIVIDENDS

130 Subject to any preferential or other special rights for the time being attached to any special class of shares, the profits of the Company available for dividend in accordance with the Statutes which it shall from time to time determine to distribute by way of dividend shall be applied in payment of dividends upon the shares of the Company to the Members at the date of record in accordance with their respective rights and priorities

131 All dividends shall be apportioned and paid proportionately to the amounts Paid Up on the shares otherwise than amounts Paid Up in advance of calls during any portion or portions of the period in respect of which the dividend is paid but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly

132 1 The Company in General Meeting may from time to time declare dividends but no such dividends shall (except as by the Statutes expressly authorised) be payable otherwise than out of the profits of the Company available for the purpose in accordance with the Statutes No higher dividend shall be paid than is recommended by the Board and the declaration of the Board as to the amount of the profits at any time available for dividend shall be conclusive

132 2 Subject to the provisions of the Statutes, the Board may if it thinks fit from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and the Board may also pay half-yearly or at other suitable intervals to be settled by it any dividend which may be payable at a fixed rate if it is of the opinion that

the profits justify the payment Provided the Directors act bona fide they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights

133 Notwithstanding any other provision of these Articles, the Board may fix a date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time within six months before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made

134 With the sanction of a General Meeting, dividends may be paid wholly or in part in specie and may be satisfied in whole or in part by the distribution amongst Members in accordance with the rights of fully Paid Up shares, debentures or other securities of the Company or of any other company or of any other property suitable for distribution as aforesaid Provided that no distribution shall be made which would amount to a reduction of capital except in the manner approved by law The Board shall have full liberty to make all such valuations, adjustments and arrangements and to issue all such certificates or documents of title as may in its opinion be necessary or expedient with a view to facilitating the equitable distribution amongst the Members of any dividends or portions of dividends to be satisfied as aforesaid or to giving them the benefit of their proper shares and interests in the property and no valuation, adjustment or arrangement so made shall be questioned by any Member

135 1 Any dividend, instalment of dividend or interest or other moneys payable in cash in respect of any share may be paid by cheque or warrant payable to the order of the Member entitled thereto or (in the case of joint holders) of that Member whose name stands first on the Register in respect of the joint holding In respect of uncertificated shares, where the Company is authorised to do so by or on behalf of the holder or joint holder in such a manner as the Board shall from time to time consider sufficient, the Company may also pay any such dividend, instalment of dividend, or interest on other moneys payable and send electronic tax vouchers in respect of any such dividend, instalment or dividend, interest or other moneys by means of the relevant system concerned (subject always to the facilities and requirements of that relevant system) Every such cheque or warrant shall (unless otherwise directed) be sent by post to the last registered address of the Member entitled thereto and payment of the cheque or warrant shall be a good discharge to the Company for the same In respect of shares in uncertificated form, the making of payment in accordance with the facilities and requirements of the relevant system concerned shall be a good discharge to the Company If cheques or warrants in respect of dividends are returned undelivered or are left uncashed on two consecutive occasions or, having been returned undelivered or left uncashed on one occasion and the Board, on making reasonable enquiries, has failed to establish any new address of the Member or person concerned then the Board may determine that the Company shall cease sending such cheques or warrants by post to the Member or person concerned The Company may, if so directed, pay any dividend, instalment of dividend or

interest or other moneys as aforesaid by credit transfer to a bank account nominated by the Member entitled to such payment which transfer shall be a good discharge to the Company for the same Every such cheque or warrant shall be sent and every credit transfer made at the risk of the person entitled to the money represented thereby No unpaid dividend or interest shall bear interest as against the Company

135 2 In respect of uncertificated shares, every such payment or delivery of electronic tax vouchers made by means of the relevant system concerned shall be made in such manner as may be consistent with the facilities and requirements of the relevant system concerned Without prejudice to the generality of the foregoing, in respect of shares in uncertificated form, such payment may include the sending by the Company or by any person on its behalf of an instruction to the operator of the relevant system to credit the cash memorandum account of the holder or joint holders or, if permitted by the Company, of such person as the holder or joint holders may by notice direct

136 The Board may deduct from any dividend or other moneys payable in respect of any shares held by a Member, either alone or jointly with any other Member, all such sums of money (if any) as may be due and payable by him either alone or jointly with any other person to the Company on account of calls or otherwise in respect of shares of the Company

137 All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the payment of any such dividend into a separate account or the investment of such dividend shall not constitute the Company a trustee in respect thereof No unclaimed dividend shall bear interest as against the Company Any dividend which has remained unclaimed for a period of twelve years from the date of declaration thereof shall at the expiration of that period be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely

138 Subject to Article 41 3, the Board may, in its absolute discretion, withhold the payments of any dividend to a Member in respect of any share held by him in relation to which he or any other person has been duly served with a notice under Section 212 (or under any other statutory provision or provision of these Articles for the time being in force enabling the Company by notice in Writing to require any person to give any information regarding that share)

RESERVES

139 **Scrip dividends***

The Board may, if authorised by an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be

* Inserted by Special Resolution passed on 21 November 2002

determined by the Board) of any dividend specified by the ordinary resolution The following provisions shall apply

(i) an ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed,

(ii) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but no greater than) the cash amount of the dividend that such holder elects to forgo For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares as derived from the Daily Official List, on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the Auditors may rely on advice or information from brokers or other sources of information as they think fit,

(iii) no fraction of any ordinary share shall be allotted The Board may make such provision as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements,

(iv) the Board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system (as defined in the Uncertificated Securities Regulations) and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective,

(v) the Board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined,

(vi) the Board may exclude from any offer or make other arrangements in relation to any holders of ordinary shares where the Board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any

recognised regulatory body or any stock exchange in, any territory, or the Board believes that for any other reason the offer should not be made to them,

(vii) the dividend (or that part of the dividend in relation of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this Article "the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated For such purpose, but subject always to the restrictions of Article 139, the Board shall capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the revenue account) whether or not the same is available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis,

(viii) the additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend,

(ix) unless the Board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election), and

(x) the Board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares my elect in respect of future rights of election offered to that holder under this Article until the election mandate is revokes in accordance with the procedure, and

(xi) notwithstanding the foregoing, the Board may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do so because of a change in circumstances, that the relevant dividend shall be payable wholly in cash after all and if they so determine then all elections made shall be disregarded The relevant dividend shall be payable wholly in cash if the ordinary share capital of the Company ceases to be listed in the Official List of the UK Listing Authority at any time prior to the due date of issue of the additional shares or if the listing is suspended and not reinstated by the date immediately preceding the due date of such issue

140 The Board may before recommending any dividend set aside out of the profits of the Company (including any premiums received upon the issue of debentures or other securities or rights of the Company) such sums as it thinks proper as a reserve fund or reserve funds which shall at the discretion of the Board be applicable for any purpose for which the profits of the Company may lawfully be applied and pending such application the Board may employ the sums from time to time set apart as aforesaid in the business of the Company or invest the same in such securities (other than the shares of the Company or its holding company) as it may select The Board may also from time to time carry forward such sums as it may deem expedient in the interests of the Company not to distribute

CAPITALISATION OF PROFITS AND RESERVES

141 The Company may by ordinary resolution on the recommendation of the Board resolve that it is desirable to capitalise -

141 1 any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and not required for paying the fixed dividends on any shares entitled to fixed preferential dividends with or without further participation in profits and accordingly that the Directors be authorised and directed to appropriate the sum resolved to be capitalised to the Members in the proportions in which such sum would have been divisible amongst them had the same been applied or been applicable in paying dividends and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by such Members respectively or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, such shares or debentures to be allotted and distributed credited as fully Paid Up to and amongst such Members in the proportions aforesaid or partly in one way and partly in the other Provided that a sum standing to the credit of a share premium account or a capital redemption reserve may, for the purposes of this Article, only be applied in the paying up of unissued shares to be allotted to Members as fully paid capitalisation shares,

141 2 any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full, unissued shares to be allotted as fully paid capitalisation shares to those Members who would have been entitled to that sum if it were distributed by way of dividend (and in the same proportions) and the Directors shall give effect to any such resolution

142 Whenever such a resolution as aforesaid is passed, the Board shall make all appropriations and applications of the sum resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Board to make such provision by the issue of certificates in respect of fractional

entitlements or by payment in cash or otherwise as it thinks fit for the case of shares or debentures becoming distributable in fractions and also to authorise any person to enter on behalf of all the Members interested into any agreement with the Company providing for the allotment to them respectively credited as fully Paid Up of any further shares to which they may be entitled upon such capitalisation and any agreement made under such authority shall be effective and binding on all such Members

ACCOUNTS

143 The Board shall cause proper accounts and accounting records to be kept and the provisions of the Statutes in this regard shall be complied with The books of account and accounting records shall be kept at the Office or subject to Section 222(1) and (2) at such other place or places as the Board thinks fit and shall always be open to the inspection of any Director

144 The Board shall from time to time determine whether in any particular case or class of cases or generally and to what extent and at what times and places and under what conditions or regulations (subject to the provisions of the Statutes) the accounts and books of the Company or any of them, shall be open to the inspection of Members, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by Statute or authorised by the Board or by a resolution of the Company in General Meeting

145 The Board shall from time to time in accordance with the provisions of the Statutes cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, Group accounts (if any) and reports as are referred to in the Statutes

146 1 Subject to the Statutes, either

(i) a printed copy of every Directors' report and Auditor's report accompanied by the balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be attached or annexed thereto) (together "the Accounts"), or

(ii) a summary of financial statements prepared in accordance with Section 251 of the Act

shall not less than twenty-one days before the date of the Meeting be delivered or sent to every shareholder and to every holder of debentures of the Company and to every other person who is entitled to receive notices of Meetings from the Company under the provisions of the Statutes or of these Articles Provided that this Article shall not require a copy of such documents to be sent to any person to whom by virtue of Section 238(2) the Company is not required to send the same nor to any person of whose address the Company is not aware nor to more than one of the joint holders of any shares or debentures, but any Member or

debenture holder to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office

146 2 Whenever all or any of the shares in or debentures of the Company are listed or dealt in on any Stock Exchange in the United Kingdom there shall at the same time be forwarded to the appropriate officer of such Stock Exchange such number of copies of such documents as may for the time being be required under its regulations or practice

146 3 The accidental omission to deliver or send a copy of any document required to be delivered or sent to any person pursuant to this Article 144 or the non-receipt by any person entitled to receive the same shall not invalidate any such document or any resolution passed or proceeding held at any General Meeting or Annual General Meeting

147 Every account of the Company, when audited and approved by an Annual General Meeting, shall be conclusive

AUDIT

148 In accordance with the requirements of the Statutes the accounts of the Company shall be examined and the truth and fairness of the balance sheet, profit and loss account and Group accounts (if any) reported on by an Auditor or Auditors

149 Auditors shall be appointed and their duties, powers, rights and remuneration regulated in accordance with the provisions of the Statutes Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment

150 The Auditors' report shall be read before the Company in General Meeting and shall be open to inspection as required by the Statutes The Auditor or Auditors shall be entitled to attend any General Meeting and to receive notices of and other communications relating to any General Meeting which any member is entitled to receive, and to be heard at any General Meeting on any part of the business of the meeting which concerns him or them as Auditor or Auditors

UNTRACED SHAREHOLDERS

151 1 The Company shall be entitled to sell at the best price reasonably obtainable the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy if and provided that -

151 1 1 during the period of 12 years prior to the date of the publication of the advertisements referred to in paragraph 151 1 2 below (or, if published on different dates, the earlier thereof) at least three dividends in respect of the shares in question have become

payable and all warrants and cheques in respect of the shares in question sent in the manner authorised by these Articles have been returned undelivered or remained uncashed, and

151 1 2 the Company, on expiry of the said period of 12 years, shall have inserted advertisements in a national daily newspaper and in a newspaper circulating in the area of the registered address of such Member or other person who may be affected in accordance with these Articles, as appearing in the Register, giving notice of its intention to sell the said shares, and

151 1 3 during the said period of 12 years and the period of three months following the publication of the said advertisements the Company shall not have received indication, either of the whereabouts or of the existence of such Member or person, and

151 1 4 notice shall have been given to the Quotations Department of the London Stock Exchange of its intention to make such sale

151 2 To give effect to any such sale the Company may, in relation to certificated shares, appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto In relation to uncertificated shares, in accordance with the Statutes, the Company may issue a written notification to the operator of the relevant system requiring conversion of the shares into certificated form and exercise any of the Company's powers under Article 12B 3 to effect the transfer of the shares to, or in accordance with the directions of, the purchaser and the exercise of such powers shall be as effective as if exercised by the registered holder of, or person entitled by transmission to, such shares, and the transferee is not bound to see to the application of the purchase money and the title of the transferee is not affected by any irregularity or invalidity in the proceedings relating to the sale The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Member or other person in the books of the Company as a creditor for such amount No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit

NOTICES

152 A notice or other document may be served by the Company upon any Member either personally or by sending it through the post in a prepaid letter addressed to such Member at his registered address as appearing in the Register

153 All notices directed to be given to the Members shall with respect to any share to which persons are jointly entitled be given to whichever of such persons is named first in the Register, and notice given shall be sufficient notice to all the holders of such share

154 Any Member described in the Register by an address not within the United Kingdom who shall from time to time give the Company an address within the United Kingdom at which notices may be served upon him shall be entitled to have notices served upon him at such address, but otherwise no such Member shall be entitled to receive any notice from the Company

155 Any summons, notice, order or other document required to be sent to or served upon the Company or upon any officer of the Company may be sent or served by leaving the same or sending it through the post in a prepaid registered letter addressed to the Company or to such officer, at the Office

156 Any notice or other document if served by first class post (or by airmail post if to an address outside the United Kingdom) shall be deemed to have been served on the day following and, if served by second class post, shall be deemed to have been served on the second day following that on which the letter containing the same is posted, and in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and posted as a prepaid letter or prepaid registered letter as the case may be

157 Any notice or document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member be then dead or bankrupt, and whether or not the Company have notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall, at the time of the service of the notice or document, have been removed from the Register as the holder of the share and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share

158 Any notice required to be given by the Company to the Members or any of them, and not provided for by or pursuant to these Articles, shall be sufficiently given by advertisement which shall be inserted once in at least one United Kingdom national daily newspaper Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement appears

159 If at any time by reason of the suspension or any curtailment of postal services in the United Kingdom the Company is unable effectively to convene a General Meeting by notices sent through the post and the Board has resolved that it is necessary to do so in the interests of the Company, a General Meeting may be convened by a notice advertised on the same date in at least two leading United Kingdom national daily newspapers and such notice shall be deemed to have

been duly served on all Members entitled thereto at noon on the day when the advertisements appear or if the same appear on different days, at noon on the last of the days when the advertisement appears In any such case the Company shall send confirmatory copies of the notice by post if at least five days prior to the Meeting the posting of notices again becomes practicable

WINDING UP

160 If the Company shall be wound up (whether the liquidation is altogether voluntary, under supervision or by the Court) the Liquidator may, with the authority of an extraordinary resolution and subject to any provision sanctioned in accordance with Section 719 (without prejudice to Section 187 of the Insolvency Act 1986), divide among the Members in specie the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purposes set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of Members as the Liquidator, with the like authority, shall think fit and the liquidation of the Company may be closed and the Company dissolved, but so that no Member shall be compelled to accept any shares in respect of which there is a liability Without prejudice to Section 187 of the Insolvency Act 1986, the Liquidator may make any provision referred to in and sanctioned in accordance with Section 719

INDEMNITY

161 1 Subject to the provisions of, and so far as may be permitted by, the Statutes, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour, or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part, or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted by the Court

161 2 Subject to the provisions of and so far as may be permitted by the Statutes, the Company shall be entitled to purchase and maintain for any such Director, Auditor, Secretary or other officer, insurance against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust in relation to the Company

162 **Cardinal principle**

162 1 It is a cardinal principle that, for so long as the Company is the principal company in a real estate investment trust ("**REIT**") for the purposes of Part 4 of the Finance Act 2006, as such Part may be modified, supplemented or replaced from time to time, no member of the Group should be liable to pay tax under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution

162 2 This Article supports such cardinal principle by, among other things, imposing restrictions and obligations on the shareholders of the Company and, indirectly, certain other Persons who may have an interest in the Company, and shall be construed accordingly so as to give effect to such cardinal principle

163 **Definitions and interpretation**

163 1 For the purposes of this Article, the following words and expressions shall bear the following meanings

- "**business day**" means a day (not being a Saturday or Sunday) on which banks are normally open for business in London,
- "**Distribution**" means any dividend or other distribution on or in respect of the shares of the Company and references to a Distribution being paid include a distribution not involving a cash payment being made,
- "**Distribution Transfer**" means a disposal or transfer (however effected) by a Person of his rights to a Distribution from the Company such that he is not beneficially entitled (directly or indirectly) to such a Distribution and no Person who is so entitled subsequent to such disposal or transfer (whether the immediate transferee or not) is (whether as a result of the transfer or not) a Substantial Shareholder,
- "**Distribution Transfer Certificate**" means a certificate in such form as the Directors may specify from time to time to the effect that the relevant Person has made a Distribution Transfer, which certificate may be required by the Directors to satisfy them that a Substantial Shareholder is not beneficially entitled (directly or indirectly) to a Distribution,

- **"Excess Charge"** means, in relation to a Distribution which is paid or payable to a Person, all tax or other amounts which the Directors consider may become payable by the Company or any other member of the Group under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulation may be modified, supplemented or replaced from time to time) and any interest, penalties, fines or surcharge attributable to such tax as a result of such Distribution being paid to or in respect of that Person,

- **"Group"** means the Company and the other companies in its group for the purposes of section 134 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time),

- **"HMRC"** means HM Revenue & Customs,

- **"interest in the Company"** includes, without limitation, an interest in a Distribution made or to be made by the Company,

- **"Person"** includes a body of Persons, corporate or unincorporated, wherever domiciled,

- **"Relevant Registered Shareholder"** means a shareholder who holds all or some of the shares in the Company that comprise a Substantial Shareholding (whether or not a Substantial Shareholder),

- **"Reporting Obligation"** means any obligation from time to time of the Company to provide information or reports to HMRC as a result of or in connection with the Company's status as a REIT,

- **"Substantial Shareholding"** means the shares in the Company in relation to which or by virtue of which (in whole or in part) a Person is a Substantial Shareholder,

- **"Substantial Shareholder"** means any person whose interest in the Company, whether legal or beneficial, direct or indirect, may cause any member of the Group to be liable to pay tax under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution to or in respect of such Person including, at the date of adoption of this Article, any holder of excessive rights as defined in the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006,

163 2 Where under this Article any certificate or declaration may be or is required to be provided by any Person (including, without limitation, a Distribution Transfer

Certificate), such certificate or declaration may be required by the Directors (without limitation)

- to be addressed to the Company, the Directors or such other Persons as the Directors may determine (including HMRC),
- to include such information as the Directors consider is required for the Company to comply with any Reporting Obligation,
- to contain such legally binding representations and obligations as the Directors may determine,
- to include an undertaking to notify the Company if the information in the certificate or declaration becomes incorrect, including prior to such change,
- to be copied or provided to such Persons as the Directors may determine (including HMRC), and
- to be executed in such form (including as a deed or deed poll) as the Directors may determine

163 3 This Article shall apply notwithstanding any provisions to the contrary in any other Article (including, without limitation, Articles 129 to 138 (Dividends))

164 Notification of Substantial Shareholder and other status

164 1 Each shareholder and any other relevant Person shall serve notice in writing on the Company at the Registered Office on

(a) him becoming a Substantial Shareholder or him being a Substantial Shareholder on the date this Article comes into effect (together with the percentage of voting rights, share capital or dividends he controls or is beneficially entitled to, details of the identity of the shareholder(s) who hold(s) the relevant Substantial Shareholding and such other information, certificates or declarations as the Directors may require from time to time),

(b) him becoming a Relevant Registered Shareholder or being a Relevant Registered Shareholder on the date this Article comes into effect (together with such details of the relevant Substantial Shareholder and such other information, certificates or declarations as the Directors may require from time to time), and

(c) any change to the particulars contained in any such notice, including on the relevant Person ceasing to be a Substantial Shareholder or a Relevant Registered Shareholder

Any such notice shall be delivered by the end of the second business day after the day on which the Person becomes a Substantial Shareholder or a Relevant Registered Shareholder (or the date this Article comes into effect, as the case may be) or the change in relevant particulars or within such shorter or longer period as the Directors may specify from time to time

164 2 The Directors may at any time give notice in writing to any Person requiring him, within such period as may be specified in the notice (being seven days from the date of service of the notice or such shorter or longer period as the Directors may specify in the notice), to deliver to the Company at the Registered Office such information, certificates and declarations as the Directors may require to establish whether or not he is a Substantial Shareholder or a Relevant Registered Shareholder or to comply with any Reporting Obligation Each such Person shall deliver such information, certificates and declarations within the period specified in such notice

165 Distributions in respect of Substantial Shareholdings

165 1 In respect of any Distribution, the Directors may, if the Directors determine that the condition set out in Article 165 2 is satisfied in relation to any shares in the Company, withhold payment of such Distribution on or in respect of such shares Any Distribution so withheld shall be paid as provided in Article 164 3 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment

165 2 The condition referred to in Article 165 1 is that, in relation to any shares in the Company and any Distribution to be paid or made on and in respect of such shares

(d) the Directors believe that such shares comprise all or part of a Substantial Shareholding of a Substantial Shareholder, and

(e) the Directors are not satisfied that such Substantial Shareholder would not be beneficially entitled to the Distribution if it was paid,

and, for the avoidance of doubt, if the shares comprise all or part of a Substantial Shareholding in respect of more than one Substantial Shareholder this condition is not satisfied unless it is satisfied in respect of all such Substantial Shareholders

165 3 If a Distribution has been withheld on or in respect of any shares in the Company in accordance with Article 165 1, it shall be paid as follows

(a) if it is established to the satisfaction of the Directors that the condition in Article 165 2 is not satisfied in relation to such shares, in which case the whole amount of the Distribution withheld shall be paid, and

(b) if the Directors are satisfied that sufficient interests in all or some of the shares concerned have been transferred to a third party so that such transferred shares no longer form part of the Substantial Shareholding, in which case the Distribution attributable to such shares shall be paid (provided the Directors are satisfied that following such transfer such shares concerned do not form part of a Substantial Shareholding), and

(c) if the Directors are satisfied that as a result of a transfer of interests in shares referred to in (b) above the remaining shares no longer form part of a Substantial Shareholding, in which case the Distribution attributable to such shares shall be paid

In this Article 165 3, references to the "transfer" of a share include the disposal (by any means) of beneficial ownership of, control of voting rights in respect of and beneficial entitlement to dividends in respect of, that share

165 4 A Substantial Shareholder may satisfy the Directors that he is not beneficially entitled to a Distribution by providing a Distribution Transfer Certificate The Directors shall be entitled to (but shall not be bound to) accept a Distribution Transfer Certificate as evidence of the matters therein stated and the Directors shall be entitled to require such other information, certifications or declarations as they think fit

165 5 The Directors may withhold payment of a Distribution on or in respect of any shares in the Company if any notice given by the Directors pursuant to Article 163 2 in relation to such shares shall not have been complied with to the satisfaction of the Directors within the period specified in such notice Any Distribution so withheld will be paid when the notice is complied with to the satisfaction of the Directors unless the Directors withhold payment pursuant to Article 164 1 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment

165 6 If the Directors decide that payment of a Distribution should be withheld under Articles 165 1 or 165 5, they shall within five business days give notice in writing of that decision to the Relevant Registered Shareholder

165 7 If any Distribution shall be paid on a Substantial Shareholding and an Excess Charge becomes payable, the Substantial Shareholder shall pay the amount of such Excess Charge and all costs and expenses incurred by the Company in connection with the recovery of such amount to the Company on demand by the Company Without prejudice to the right of the Company to claim such amount from the Substantial

Shareholder, such recovery may be made out of the proceeds of any disposal pursuant to Article 166 2 or out of any subsequent Distribution in respect of the shares to such Person or to the shareholders of all shares in relation to or by virtue of which the Directors believe that Person has an interest in the Company (whether that Person is at that time a Substantial Shareholder or not)

166 **Distribution Trust**

166 1 If a Distribution is paid on or in respect of a Substantial Shareholding (except where the Distribution is paid in circumstances where the Substantial Shareholder is not beneficially entitled to the Distribution), the Distribution and any income arising from it shall be held by the payee or other recipient to whom the Distribution is transferred by the payee on trust absolutely for the Persons nominated by the relevant Substantial Shareholder under Article 166 2 in such proportions as the relevant Substantial Shareholder shall in the nomination direct or, subject to and in default of such nomination being validly made within 12 years after the date the Distribution is made, for the Company as may be nominated by the Directors from time to time

166 2 The relevant Substantial Shareholder of shares of the Company in respect of which a Distribution is paid shall be entitled to nominate in writing any two or more Persons (not being Substantial Shareholders) to be the beneficiaries of the trust on which the Distribution is held under Article 166 1 and the Substantial Shareholder may in any such nomination state the proportions in which the Distribution is to be held on trust for the nominated Persons, failing which the Distribution shall be held on trust for the nominated Persons in equal proportions No Person may be nominated under Articles 162 to 168 (inclusive) who is or would, on becoming a beneficiary in accordance with the nomination, become a Substantial Shareholder If the Substantial Shareholder making the nomination is not by virtue of Article 166 1 the trustee of the trust, the nomination shall not take effect until it is delivered to the Person who is the trustee

166 3 Any income arising from a Distribution which is held on trust under Article 166 1 shall until the earlier of (i) the making of a valid nomination under Article 166 2 and (ii) the expiry of the period of 12 years from the date when the Distribution is paid be accumulated as an accretion to the Distribution Income shall be treated as arising when payable, so that no apportionment shall take place

166 4 No Person who by virtue of Article 166 1 holds a Distribution on trust shall be under any obligation to invest the Distribution or to deposit it in an interest-bearing account

166 5 No Person who by virtue of Article 166 1 holds a Distribution on trust shall be liable for any breach of trust unless due to his own wilful fraud or wrongdoing or, in the case of an incorporated Person, the fraud or wilful wrongdoing of its directors, officers or employees

167 Obligation to dispose

167 1 If at any time, the Directors believe that

(a) in respect of any Distribution declared or announced, the condition set out in Article 165 2 is satisfied in respect of any shares in the Company in relation to that Distribution,

(b) a notice given by the Directors pursuant to Article 164 2 in relation to any shares in the Company has not been complied with to the satisfaction of the Directors within the period specified in such notice, or

(c) any information, certificate or declaration provided by a Person in relation to any shares in the Company for the purposes of the preceding provisions of Articles 162 to 168 (inclusive) was materially inaccurate or misleading,

the Directors may give notice in writing (a "Disposal Notice") to any Persons they believe are Relevant Registered Shareholders in respect of the relevant shares requiring such Relevant Registered Shareholders within 21 days of the date of service of the notice (or such longer or shorter time as the Directors consider to be appropriate in the circumstances) to dispose of such number of shares the Directors may in such notice specify or to take such other steps as will cause the condition set out in Article 166 2 no longer to be satisfied The Directors may, if they think fit, withdraw a Disposal Notice

167 2 If

(a) the requirements of a Disposal Notice are not complied with to the satisfaction of the Directors within the period specified in the relevant notice and the relevant Disposal Notice is not withdrawn, or

(b) a Distribution is paid on a Substantial Shareholding and an Excess Charge becomes payable,

the Directors may arrange for the Company to sell all or some of the shares to which the Disposal Notice relates or, as the case may be, that form part of the Substantial Shareholding concerned For this purpose, the Directors may make such arrangements as they deem appropriate In particular, without limitation, they may authorise any officer or employee of the Company to execute any transfer or other document on behalf of the holder or holders of the relevant share and, in the case of a share in uncertificated form, may make such arrangements as they think fit on behalf of the relevant holder or holders to transfer title to the relevant share through a relevant system

167 3 Any sale pursuant to Article 167 2 above shall be at the price which the Directors consider is the best price reasonably obtainable and the Directors shall not be liable to the holder or holders of the relevant share for any alleged deficiency in the amount of the sale proceeds or any other matter relating to the sale

167 4 The net proceeds of the sale of any share under Article 167 2 (less any amount to be retained pursuant to Article 165 7 and the expenses of sale) shall be paid over by the Company to the former holder or holders of the relevant share upon surrender of any certificate or other evidence of title relating to it, without interest The receipt of the Company shall be a good discharge for the purchase money

167 5 The title of any transferee of shares shall not be affected by an irregularity or invalidity of any actions purportedly taken pursuant to Articles 162 to 168 (inclusive)

168 **General**

168 1 The Directors shall be entitled to presume without enquiry, unless any Director has reason to believe otherwise, that a Person is not a Substantial Shareholder or a Relevant Registered Shareholder

168 2 The Directors shall not be required to give any reasons for any decision or determination (including any decision or determination not to take action in respect of a particular Person) pursuant to Articles 162 to 168 (inclusive) and any such determination or decision shall be final and binding on all Persons unless and until it is revoked or changed by the Directors Any disposal or transfer made or other thing done by or on behalf of the Board or any Director pursuant to Articles 162 to 168 (inclusive) shall be binding on all Persons and shall not be open to challenge on any ground whatsoever

168 3 Without limiting their liability to the Company, the Directors shall be under no liability to any other Person, and the Company shall be under no liability to any shareholder or any other Person, for identifying or failing to identify any Person as a Substantial Shareholder or a Relevant Registered Shareholder

168 4 The Directors shall not be obliged to serve any notice required under Articles 162 to 168 (inclusive) upon any Person if they do not know either his identity or his address The absence of service of such a notice in such circumstances or any accidental error in or failure to give any notice to any Person upon whom notice is required to be served under Articles 162 to 168 (inclusive) shall not prevent the implementation of or invalidate any procedure under Articles 162 to 168 (inclusive)

168 5 The provisions of Articles 152 to 159 shall apply to the service upon any Person of any notice required by this Article Any notice required by Articles 162 to 168 (inclusive) to be served upon a Person who is not a shareholder or upon a Person who

is a shareholder but whose address is not within the United Kingdom and who has failed to supply to the company an address within the United Kingdom pursuant to Article 154, shall be deemed validly served if such notice is sent through the post in a pre-paid cover addressed to that Person or shareholder at the address if any, at which the Directors believe him to be resident or carrying on business or, in the case of a holder of depository receipts or similar securities, to the address, if any, in the register of holders of the relevant securities Service shall, in such a case be deemed to be effected on the day of posting and it shall be sufficient proof of service if that notice was properly addressed, stamped and posted

168 6 Any notice required or permitted to be given pursuant to Articles 162 to 168 (inclusive) may relate to more than one share and shall specify the share or shares to which it relates

168 7 The Directors may require from time to time any Person who is or claims to be a Person to whom a Distribution may be paid without deduction of tax under Regulation 7 of the Real Estate Investment Trusts (Assessment, Collection and Recovery of Tax) Regulations 2006 to provide such certificates or declarations as they may require from time to time

168 8 These Articles may be amended by special resolution from time to time, including to give powers to the Directors to take such steps as they may require in order to ensure that the Company can satisfy Condition 4 of Section 106 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time) which relates to close company status, which powers may include the ability to arrange for the sale of shares on behalf of shareholders

Exhibit 14

Companies House — for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3033634

Company Name in full PRIMARY HEALTH PROPERTIES PLC

	Day	Month	Year
Date of appointment	01	05	2007
†Date of Birth	09	03	1948

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): ALUN RICHARD

Surname: JONES

Previous Forename(s): N/A Previous Surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: BROOKFIELD, 23 OXSHOTT RISE

Post town: COBHAM Postcode: KT11 2RW

County / Region: SURREY Country:

†Nationality: BRITISH †Business occupation: Chartered Accountant

†Other directorships (additional space overleaf): The Bothy Limited

I consent to act as ** director / secretary of the above named company

Consent signature X [signature] X **Date** 16.05.07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director/secretary etc must sign the form below.

Signed FOR AND ON BEHALF OF J O HAWARD CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY [signature] **Date** 17.05.07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form 10/03

Company Number 30336334

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Exhibit 15

20 September 2006

PRIMARY HEALTH PROPERTIES PLC ('PHP')
Modern accommodation for the Provision of Primary Health Care Services

Preliminary Results for the Year Ended 30 June 2006

Primary Health Properties PLC, one of the UK's largest providers of modern primary healthcare facilities, is pleased to announce its Preliminary Results for the year ended 30 June 2006.

Group Financial Highlights

- Profit after tax increased by 25% to £15.9m (2005: £12.7m)
- Adjusted diluted NAV per share increased 23% to 392.4p (2005: 320.2p) **
- Interim and final dividends during the financial year ended 30 June 2006 increased 12.5% to 13.5p (2005: 12.0p)
- Portfolio revaluation surplus increased by £15.0m (2005: £16.6m)
- Purchases of properties amounted to £27.5m during the year
- Group Rental Income up 16% to £10.9m (2005: £9.4m)
- Portfolio owned, leased and committed increased by 20% to £224.8m (2005: £187.2m)
- Adjusted diluted earnings per share increased by 34% to 16.5p (2005: 12.3p) *
- Intention to convert to REIT status

*Adjusted diluted earnings per share – excludes deferred tax and revaluation gains on property.
** Adjusted diluted net asset value per share – excludes deferred tax.

Harry Hyman, Managing Director, commented:

"I am pleased to report another year of strong performance for Primary Health Properties. Our product is in demand from both the occupier and the investment market, resulting in continuing growth in our rental income and a significant uplift in total valuation and net asset value. The prospects for the sector, with its long lease lengths, good quality covenants and importantly the continuing commitment by Government to renew the primary care estate, continue to remain strong.

We retain a leading position in our niche market and our strong links with developers mean that we currently have a strong forward pipeline of new products. The expected arrival of REITs next year - and we have stated that we are favourably considering converting - should further enhance investor interest in the healthcare property sector. The Board looks forward to the future with confidence."

Enquiries:

Bell Pottinger Corporate and Financial
David Rydell/Victoria Geoghegan
Tel: 020 7861 3232

Primary Health Properties PLC
Harry Hyman
Managing Director
Tel: 01483 306912
Mobile: 07973 344768

Chairman's Statement

In common with most public companies in the United Kingdom, this is the first time that the full year results for Primary Health Properties PLC have been prepared using International Financial Reporting Standards ("IFRS"). Accordingly, the Group's results for the comparative periods have been restated.

As reported at the Interim stage, this change of accounting basis has no effect on the underlying business performance or strategy of the Group.

This was another year of substantial progress for the Group. The Group's profit after taxation for the year ended 30 June 2006 totalled £15.9m (2005: £12.7m), an increase of 25%. Adjusted for the revaluation surplus and the deferred taxation charge, profits for the period were £3.8m (2005: £2.8m). Profit before tax for the year ended 30 June 2006 totalled £18.4m (2005: £19.4m), a marginal decrease – largely caused by increased administration and financing costs.

Adjusted diluted earnings per share were 16.5p*, 34% higher than the 12.3p* reported for the previous year.

The Board has recommended a final dividend of 6.75p per Ordinary Share for declaration by Shareholders at the Annual General Meeting, which, together with the Interim dividend, makes a total of 13.5p per share for the year, an increase of 12.5% over the 12.0p paid in respect of the previous year.

The year end valuation of the property portfolio carried out by Lambert Smith Hampton has resulted in a revaluation surplus of £15.0m for the year. To this must be added the £0.4m surplus generated from the sale, in the second half, of our properties in Charlotte Street and Newcastle. Of this £15.4m, £7.8m was accounted for at the Interim stage. The adjusted diluted net asset value per share has risen by 23% to 392.4p** from 320.2p** per share, reflecting both rental increases and current yields in the market.

Rent reviews during the year have again performed well, and together with new deliveries, helped increase our year end rent roll from £10.0m to £11.3m, an increase of 13%.

Purchases of properties during the year amounted to £27.5m and commitments at the year end totalled £20.9m. Our portfolio, including commitments, was £225m at 30 June 2006, an increase of £38m from £187m at the previous year end.

The table below sets out the portfolio as at 30 June 2006:

	30 June 2006 £m	30 June 2005 £m
Investment properties	**197.5**	160.0
Properties in the course of development	**2.1**	2.3
Total investment properties	**199.6**	162.3
Development loans (including accrued interest)	**1.7**	2.3
Finance leases	**2.5**	2.5
Total owned and leased	**203.8**	167.1
Deposit paid	**0.1**	0.4
Committed	**20.9**	19.7
Total owned, leased and committed	**224.8**	187.2

Expansion during the year has been financed by further drawings on our committed medium term finance facilities. Since the end of the financial year we have agreed a further increase of £25m in our banking facilities. With these resources we believe we can grow our total portfolio to £385m.

We have continued to monitor our exposure to interest rates and have entered into several new swap arrangements both before the year end and shortly thereafter. As a result of this and previous activity, for the year to 30 June 2007 we have covered approximately 82% of our exposure to interest rates which falls to 62% for years 2016 to 2026 at an average rate before margin of 4.75%.

As we informed you at the Interim stage the Board has decided that the expense of a scrip dividend scheme is no longer justified and has made alternative arrangements with Capita IRG Trustees Limited, to offer a dividend reinvestment scheme for Shareholders who wish to receive their dividend as Shares. A letter explaining the Dividend Reinvestment Scheme, together with its terms and conditions and an application form, will be posted to Shareholders with the Annual Report.

As at the date of this statement, the PHP Share Plan has 34 members holding 76,355 Shares. Further details can be found in the Annual Report, at the Company's website www.phpgroup.co.uk and at http://www.capitaregistrars.com/php.

The Board has considered the legislation contained in this year's Finance Act concerning the introduction of REITs and has reviewed the draft regulations currently being finalised. It is the Board's current intention to ask Shareholders to approve conversion of the Company into a REIT and the process involves the Company applying to HM Revenue & Customs for REIT status, making changes to the Articles of Association, and may affect the taxation of income and gains of the Company's Shareholders. A circular will be posted to Shareholders at the appropriate time.

The market for primary care has remained very competitive. Administrative and funding deficits have affected the rate at which new projects are being approved by the NHS. However our strong links with a number of developers mean that we have a strong forward pipeline. The recent White Paper foresees more activity in Primary Care including the transfer of 5% of the NHS budget into the Primary Care Sector. The arrival of REITs next year is expected to further enhance investor interest in the healthcare property market.

The portfolio, at the date of this report, has 78 properties with a further 5 contracted for delivery during the next 12 months and 1 contracted for completion by August 2007. The portfolio has performed well in both capital and income terms and we believe that the prospects for investment in the sector, with its long lease lengths and good quality covenants, make the portfolio attractive.

Paul Sandford, who has been with us since March 2001, resigned as a Director on 27 July 2006. The Board thanks him for his valuable contribution and services to the Company.

The Group is well positioned to add further to its portfolio of investments in the coming year.

G A Elliot
Chairman
20 September 2006

* excludes deferred tax and revaluation gains on property
** excludes deferred tax

Managing Director's Report

Property portfolio

The table in the Chairman's Statement sets out the development of our portfolio during the year under review. We took delivery of twelve new developments (2005, eight new developments) and entered into a further seven development commitments (2005, twelve development commitments). At the year end the portfolio, when commitments are included, reached £224.8m (2005, £187.2m).

Portfolio Purchases during the Year

The Group completed the purchases of a number of properties during the year, details of which are set out below:

Property	Acquisition Cost £m	Occupational Tenants
Alma Street Medical Centre, Stockton on Tees	1.8	Doctors Practice
Birchgrove Surgery, Cardiff	1.6	Doctors Practice and Pharmacy
Hednesford Valley Health Centre	2.8	Doctors Practice and Pharmacy
Haddenham Medical Centre	2.3	Doctors Practice and Pharmacy
Wolverhampton Road Surgery, Stafford	1.3	Doctors Practice
Teams Medical Practice, Gateshead	2.1	Doctors Practice and Pharmacy
Broxbourne Medical Centre	2.1	Doctors Practice
Kirton Medical Centre	2.1	Doctors Practice and Pharmacy
Blackthorn Health Centre, Hamble	3.2	Doctors Practice, Pharmacy and Dental Suite
Mawsley Medical Centre	2.0	Doctors Practice
Churchfield Medical Centre, Luton	4.6	Doctors Practice and Pharmacy
Rainbow Medical Centre, St Helens	1.6	Doctors Practice and Pharmacy
TOTAL:	**27.5**	

Property Disposals during the Year

As mentioned in the Chairman's Statement the Group disposed of two properties during the year, both to special purchasers at prices above their investment values. The properties were valued at £6.8m at 30 June 2005, and revalued to £7.3m at December 2005 and disposed of in March 2006 for £7.7m, realising a gain of £0.4m.

The properties were:
Scotswood House, Newcastle
James Pringle House, Charlotte Street, London W1

Revaluation

As reported in the Chairman's Statement, the portfolio valuations have resulted in an uplift of £15.0m, which has been incorporated into the Balance Sheet, giving a closing property investment valuation (including finance leases) of £203.8m. This increase amounted to 66.1p per share on an undiluted basis and 61.8p per share on a fully diluted basis. The valuation surplus reflects the impact, during the year, of our successful rent reviews. There has also been a further hardening of investment yields during the year. Notwithstanding this and an increased number of players in the market, the Group has a good pipeline of investments.

Portfolio Rental Levels

The average rent for medical centres across the whole portfolio is approximately £162 per square metre ("psm") (2005: £158 psm). The average rent on accommodation let to the NHS (either directly or through the Doctors Rent and Rates Scheme) is approximately £157 psm (2005: £154 psm) and the average pharmacy rent is approximately £220 psm (2005: £213 psm). The weighted average length of time to the next review is 1.8 years across the portfolio.

Tenancy split by Floor Area

The table below indicates the tenancy split by floor area (psm):

GP's	83%
PCTs	10%
Pharmacy	6%
Other	1%
TOTAL	100%

Rent Reviews

The Group completed a number of rent reviews during the year and there are a number of reviews outstanding that we expect to see resolved during the coming year. The results of the reviews completed during the year added £136,000 to our rent roll. There are further reviews due from the past year which amount to some £1.94m of rent passing. We have accounted for an amount based on expected outcomes. The pace of reviews is now picking up as more evidence is presented through the market and more premises go through the review process. The average increase in rent as a percentage of passing rent over the three year review process has been 11% equating to 3.39% per annum.

Finance and Interest Rate Hedging

Bank borrowings increased from £88.8m to £112.8m during the year, of which the amounts shown in the table below have been hedged as swap contracts at an average weighted cost rate of 4.89% (2005: 5.08%) (excluding the lenders' margins).

During the period a number of interest rate swaps have been entered into extending the maturity and quantum of the Group's cover under hedging arrangements as shown below.

Year	Swaps (£m)
2006/2007	92.5
2007/2008	90.0
2008/2009	85.0
2009/2010	82.5
2010/2011	82.5
2011/2012	85.0
2012/2013	89.9
2013/2014	90.0
2014/2015	90.0
2015/2016	92.5
2016/2017	70.0
2017/2018	70.0
2018/2019	70.0
2019/2020	70.0
2020/2021	70.0
2021/2022	70.0
2022/2023	70.0
2023/2024	70.0
2024/2025	70.0
2025/2026	70.0

The table above shows the level of fixed rate financing for each of the next twenty financial years from hedging swaps.

Portfolio Characteristics

Users

The table below shows the percentage of our portfolio by rent roll derived from each of our major tenant classes, GPs, PCTs, Health Authorities, pharmacy operators and others. Some 99% (2005: 99%) of our rent roll comes directly or indirectly from the NHS, GPs, PCTs and pharmacy operators.

Covenant Analysis by Annual Rent

GP's	82%
Pharmacy	8%
PCT's	7%
Health Authorities	2%
Other	1%
TOTAL	100%

Length of Leases

Analysis of Annual Rent by Term Unexpired

The table below shows an analysis of rent by term unexpired.

6 - 15 years	5%
15 – 20 years	43%
More than 20 years	52%
TOTAL	100%

Security of Income by Lease Expiry

The table below shows the length of leases by lease expiry as a percentage of current passing rent.

Year	% of Passing Rent
1	100%
5	100%
10	98%
15	94%

Security of Income by Term Certain

The table below shows the security of rental income by term certain.

Year	% of Passing Rent
1	100%
5	100%
10	98%
15	93%

Geographical Spread

The table below shows the percentage of the portfolio by rent roll derived from each of the NHS regions.

Annual Rent by Region

East Midlands	12%
London	10%
North	2%
North West	10%
South East	28%
South West	1%
West Midlands	19%
Yorkshire & Humberside	7%
Scotland	7%
Wales	4%
TOTAL	100%

Forthcoming Rent Reviews

The table below shows the annual amount of rent falling due for review in each of the next 3 years.

Year	Rent (£m)
2006/2007	2.986
2007/2008	3.349
2008/2009	3.793

The Primary Care Market

The last year has seen continued development of the Government's NHS LIFT programme. So far, a handful of projects have been completed and it is interesting to note that since the NHS LIFT programme started at the beginning of 2001, we have completed the purchase of over 30 schemes totalling around £67m. Of these, 19 schemes (approximately £42m) were six months or more from going on site at the start of 2001. To the best of our knowledge there are 12 NHS LIFT buildings open to the public and whilst there are expected to be more opening over the next few months, it is our view that it has not been the most effective approach to solving the lack of investment in deprived areas.

Both within LIFT and outside the LIFT remit, available premises funding for new Primary Care Schemes is being carefully controlled. Government's perceived desire to see Primary Care as the cornerstone of a modern NHS is undermined by the lack of premises funding reaching the front line. However, the advent of Practice Based Commissioning and Alternative Providers of Medical Services (APMS) will allow PCTs and GP Practices to be far more innovative in sourcing funding streams and we believe that this is an exciting time for Primary Care as a whole.

Throughout the country, demand for new medical centres continues. There is more cohesion within PCTs to see the Primary Care framework evolved and to take the lead in estates strategy to improve health service delivery in the local health economy.

Increased competition in the marketplace for new purpose built medical facilities has made these types of investment more attractive and has driven purchase yields down. This has a positive effect on the existing portfolio, but means new acquisitions are more costly and we must continue to purchase properties where we believe there to be good long term growth prospects. During the year we bid for two portfolios of Primary Care centres, but due to the increased interest from other investors the price was pushed above what we considered to be their intrinsic worth and therefore we withdrew our bids.

We have continued to add value to properties in the portfolio by negotiating new lease terms and refurbishing premises. For example, during the year we successfully negotiated a substantial extension in building area and a new lease term at our Droitwich property, which was originally purchased in 1997.

Future Prospects

There are a great number of changes occurring within Primary Care and pharmacy relating to the structure and organisation of the sector – including the introduction of practice-based commissioning and the opening up of the sector to private operators through APMS. In addition competition is increasing through the entry of new participants. Although in the short term this may lead to delays in approval of new projects, we remain confident that the need to renew the Primary Care estate remains a top Government priority and that the Group has a good pipeline of deals to complete over the next 12 months.

In the meantime our existing portfolio continues to perform very well and we are working hard to add value from rent reviews and lease re-gearings.

Harry Hyman
Managing Director
20 September 2006

GROUP INCOME STATEMENT
for the year ended 30 June 2006

	Year ended 30 June 2006 £'000	Year ended 30 June 2005 £'000
Rental income	10,850	9,339
Finance lease income	281	274
Rental and related income	11,131	9,613
Net valuation gain on property portfolio	14,997	16,602
Net gain on disposal of property	401	-
Administrative expenses	(2,689)	(2,207)
	12,709	14,395
Operating profit	23,840	24,008
Finance income	258	278
Finance costs	(5,695)	(4,899)
Profit on ordinary activities before taxation	18,403	19,387
Current taxation	465	-
Deferred taxation	(2,931)	(6,713)
Taxation expense	(2,466)	(6,713)
Profit for the period*	15,937	12,674
Earnings per share - basic	70.3p	59.1p
- diluted	67.7p	55.4p
Adjusted earnings per share - basic	17.1p	13.0p
- diluted	16.5p	12.3p

* Wholly attributable to equity shareholders of Primary Health Properties plc ("PHP Plc")
All activities are continuing.

GROUP BALANCE SHEET
as at 30 June 2006

		At 30 June 2006 £'000	At 30 June 2005 £'000
Non current assets			
Investment properties		199,569	162,311
Development loans		1,712	2,310
Net investment in finance leases		2,492	2,504
Derivatives		1,415	-
		205,188	167,125
Current assets			
Trade and other receivables		1,470	1,655
Net investment in finance leases		12	19
Cash and cash equivalents		3,973	1,112
		5,455	2,786
Total assets		210,643	169,911
Current liabilities			
Trade and other payables		(5,070)	(5,499)
Derivatives		(74)	-
Corporation tax payable		(181)	(681)
Net current liabilities		(5,325)	(6,180)
Non current liabilities			
Term loan		(112,800)	(88,800)
Deferred taxation		(21,193)	(17,860)
		(133,993)	(106,660)
Total liabilities		(139,318)	(112,840)
Net assets		71,325	57,071
Equity			
Share capital		11,339	11,326
Share premium		12,022	11,952
Capital reserve		1,618	1,618
Cash flow hedging reserve		939	-
Retained earnings		45,407	32,175
Total equity *		71,325	57,071
Net asset value per share	- basic	314.52p	251.94p
	- diluted	305.06p	246.60p
Adjusted net asset value per share	- basic	407.97p	330.78p

- diluted	392.35p	320.24p

* Wholly attributable to equity shareholders of Primary Health Properties plc ("PHP Plc")

Group Statement of Changes in Net Equity
for the year ended 30 June 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
30 June 2005	11,326	11,952	1,618	-	32,175	57,071
Opening adjustment to reserves for IAS 39	-	-	-	(1,292)	-	(1,292)
As restated 1 July 2005	11,326	11,952	1,618	(1,292)	32,175	55,779
Profit for the period	-	-	-	-	15,937	15,937
Transfer to income statement on cash flow hedge	-	-	-	238	-	238
Income and expense recognised directly in equity:						
Gains on cashflow hedges taken to equity	-	-	-	2,949	-	2,949
Deferred tax on cashflow hedges taken to equity	-	-	-	(956)	-	(956)
Total recognised income and expense for the period	-	-	-	2,231	15,937	18,168
Issue of shares	13	74	-	-	-	87
Issue expenses	-	(4)	-	-	-	(4)
Share based payment charge	-	-	-	-	185	185
Dividends paid and declared:						
Final dividend for the year ended 30 June 2005 (6.0p)	-	-	-	-	(1,359)	(1,359)
Interim dividend for the year ended 30 June 2006 (6.75p)	-	-	-	-	(1,531)	(1,531)
30 June 2006	11,339	12,022	1,618	939	45,407	71,325

Group Statement of Changes in Net Equity
for the year ended 30 June 2005

	Share capital £'000	Share premium £'000	Capital reserve £'000	Retained earnings £'000	Total £'000
1 July 2004	9,074	7,459	1,618	21,553	39,704
Profit for the period	-	-	-	12,674	12,674
Total recognised income and expense for the period	-	-	-	12,674	12,674
Issue of shares	2,252	4,813	-	-	7,065
Issue expenses	-	(320)	-	-	(320)
Share based payment charge	-	-	-	245	245
Dividends paid and declared					
Final dividend for the year ended 30 June 2004 (5.5p)	-	-	-	(998)	(998)
Interim dividend for the year ended 30 June 2005 (6.0p)	-	-	-	(1,299)	(1,299)
30 June 2005	11,326	11,952	1,618	32,175	57,071

GROUP CASH FLOW STATEMENT
for the year ended 30 June 2006

	30 June 2006 £'000	30 June 2005 £'000
Operating activities		
Group operating profit before financing costs and financing income	23,840	24,008
Adjustments to reconcile group operating profit to net cash flows from operating activities		
Less: Revaluation gains on property	(14,997)	(16,602)
Less: Gains on disposal of property	(401)	-
Plus: Shares based payment expense	185	245
Increase in trade and other receivables	(54)	(158)
Increase in trade and other payables	212	240
Cash generated from operations	8,785	7,733
Interest received from developments	219	267
Taxation paid	(34)	-
Net cash flow from operating activities	8,970	8,000
Investing activities		
Receipts from disposal of investment properties	7,711	-
Payments to acquire investment properties	(25,770)	(17,451)
Development loans advanced	(2,612)	(2,550)
Bank interest received	47	33
Deposits paid	-	(393)
Net cash flow used in investing activities	(20,624)	(20,361)
Financing activities		
Ordinary share issue (net of expenses)	(4)	2,680
Proceeds from term bank loan	24,000	16,590
Interest paid	(6,678)	(4,275)
Equity dividends paid	(2,803)	(2,231)
Net cash flow from financing activities	14,515	12,764
Increase in cash and cash equivalents for the period	2,861	403
Cash and cash equivalents at start of period	1,112	709
Cash and cash equivalents at end of period	3,973	1,112

NOTES:
The above results for the year to 30 June 2006 are audited.

1. Earnings per share
The calculation of earnings per share is based on the following:

	As at 30 June 2006			As at 30 June
	Net profit attributable to ordinary shareholders £'000	Ordinary shares (weighted average) number	Per share pence	Net profit attributable to o £'000
Basic earnings per share	15,937	22,667,946	70.3	12,674
Option conversion *	-	861,960		-
Convertible Loan stock conversion **	-	-		42
Diluted earnings per share	15,937	23,529,906	67.7	12,716

* Excess of the total number of potential shares on option exercise over the number that could be issued at fair value as calculated in accordance with International Accounting Standard No. 33: Earnings per share.

** The total number of potential shares on conversion of the convertible loan stock.

The calculation of the adjusted earnings per share is based on the following:

	As at 30 June 2006			As at 30 Ju
	Net profit attributable to ordinary shareholders £'000	Ordinary shares (weighted average) number	Per share Pence	Net profit attributable tc £'000
Basic earnings per share	15,937	22,667,946	70.3	12,674
Adjustments:				
Deferred tax charge	2,931			6,713
Net valuation gains on valuation of property	(14,997)			(16,602)
Adjusted basic earnings per share	3,871	22,667,946	17.1	2,785
Option conversion *	-	861,960		-
Convertible Loan stock conversion **	-	-		42
Adjusted diluted earnings per share	3,871	23,529,906	16.5	2,827

* Excess of the total number of potential shares on option exercise over the number that could be issued at fair value as calculated in accordance with International Accounting Standard No. 33: Earnings per share.

** The total number of potential shares on conversion of the convertible loan stock.

2. At the Annual General Meeting, a resolution to declare a final dividend of 6.75p per share will be put to the members and, if passed, will be paid on 22 November 2006 to holders on the register of members at the close of business on 6 October 2006.

3. Diluted net asset value has been calculated as follows:

	30 June 2006 £'000	30 June 2005 £'000
Net assets:		
Per Group Balance Sheet	71,325	57,071
Add - Receipts from the exercise of Management options	2,736	2,736
	74,061	59,807
	No. of shares	No. of shares
Ordinary shares:		
Issued share capital	22,677,718	22,652,776
New shares issued assuming the exercise of Management options	1,600,000	1,600,000
	24,277,718	24,252,776
Diluted net asset value per share	305.06p	246.60p

Diluted adjusted net asset value has been calculated as follows:

	30 June 2006 £'000	30 June 2005 £'000
Net assets:		
Per Group Balance Sheet	71,325	57,071
Adjustments to add back:		
Deferred tax on timing differences	6,186	4,561
Deferred tax on revaluation gains	14,605	13,299
Deferred tax on derivatives	402	-
Adjusted net assets	92,518	74,931
Add - Receipts from the exercise of Management options	2,736	2,736
	95,254	77,667
	No. of shares	No. of shares
Ordinary shares:		
Issued share capital	22,677,718	22,652,776
New shares issued assuming the exercise of Management options	1,600,000	1,600,000
	24,277,718	24,252,776
Diluted adjusted net asset value per share	392.35p	320.24p

Calculations assume that the dilution takes place on the respective Balance Sheet dates.

4. The statutory accounts for the year ended 30 June 2006 will be delivered to Registrar of Companies following the Company's Annual General Meeting. The Annual Report was signed on 20 September 2006 and will be posted to shareholders and those on the mailing list on 9 October 2006, together with details of the dividend reinvestment plan, a Form of Election and Notice of Entitlement. The Annual Report will thereafter be available on request from the Company Secretary, J O Hambro Capital Management Limited, Ground Floor, Ryder Court, 14 Ryder Street, London, SW1Y 6QB. The Annual General Meeting is to be held on 16 November 2006 at 10.30am in the Board Room, at Ground Floor, Ryder Court, 14 Ryder Street, London, SW1Y 6QB.

5. The financial information set out above does not constitute the Company's statutory financial statements for the years ended 30 June 2006 or 2005 (but is derived from and has been prepared on the same basis as the 2006 financial statements with the 2005 figures being restated for IFRS). Statutory financial statements for 2005 were prepared under UK Generally Accepted Accounting Practice and have been delivered to the Registrar of Companies and those for 2006 will be delivered following the Company's Annual General Meeting. The auditors have reported on those financial statements; their reports were unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

Exhibit 16

Primary Health Properties PLC has made application for the admission to the Official List of the UK Listing Authority of 1,600,000 Ordinary Shares of 50 pence each issued by Primary Health Properties PLC in respect of the exercise by the Joint Managers, J O Hambro Capital Management Limited and Nexus PHP Management Limited of management options on 21 September 2006 at an exercise price of £1.71 per option pursuant to the Management Agreement dated 17 September 2003. 1,120,000 Ordinary Shares have been allotted to NEXUS PHP Management Limited and 480,000 Ordinary Shares allotted to J O Hambro Capital Management Limited. Mr Hyman is a Director of the Company and Nexus PHP Management Limited. Mr Hambro is a Director of the Company and J O Hambro Capital Management Limited.

Following the exercise of management options Mr Hyman is interested in 2,110,700 non beneficial) and 38,490 Ordinary Shares (beneficial) in aggregate 2,149,190 Ordinary Shares (8.85% of the issued share capital).

Following the exercise of management options Mr Hambro is interested in 480,000 (non- beneficial) and 20,000 Ordinary Shares (beneficial) in aggregate 500,000 Ordinary Shares (2.06% of the issued share capital).

Admission of the new securities is expected to be effective on 27 September 2006.
The issued share capital is therefore 24,277,718 ordinary shares of 50 pence each.

Exhibit 17

Primary Health Properties PLC
Annual Report for the year ended 30 June 2006
Letter to Shareholders in relation to the proposed amendment to the terms of the Management Agreement
Circular to Shareholders

The above documents have been submitted to the UK Listing Authority today (9 October 2006), and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000.

Exhibit 18

Primary Health Properties PLC (the "Company")

Annual Information Update for the period 9 October 2005 to 9 October 2006

The Company announces that in accordance with Prospectus Rule 5.2 the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities. The information referred to in this update was up to date at the time of publication but some information may now be out of date. The Annual Report was published on 9 October 2006.

1. **Announcements made via RNS, a regulatory information service**

Date	Brief Description of announcement
12 October 2006	Acquisition
12 October 2006	Director/PDMR Shareholding
12 October 2006	Director/PDMR Shareholding
9 October 2006	Annual Report and Accounts
28 September 2006	Acquisition
21 September 2006	Final Results
15 September 2006	Notice of Results
12 September 2006	Director/PDMR Shareholding
12 September 2006	Director/PDMR Shareholding
14 August 2006	Director/PDMR Shareholding
14 August 2006	Director/PDMR Shareholding
27 July 2006	Directorate change
12 July 2006	Director/PDMR Shareholding
12 July 2006	Director/PDMR Shareholding
30 June 2006	Statement re Agreement
13 June 2006	Statement re REIT conversion
12 June 2006	Director/PDMR Shareholding
12 June 2006	Director/PDMR Shareholding
8 June 2006	Statement re acquisition
1 June 2006	Director/PDMR Shareholding
25 May 2006	Director/PDMR Shareholding
12 May 2006	Director/PDMR Shareholding
3 May 2006	Director/PDMR Shareholding
28 April 2006	Statement re acquisition
12 April 2006	Director/PDMR Shareholding
11 April 2006	Director/PDMR Shareholding
3 April 2006	Document re Interim Report
23 March 2006	Interim Results
15 March 2006	Notice of Results
15 March 2006	Director/PDMR Shareholding
3 February 2006	Directorate change
1 February 2006	PHP welcomes NHS White Paper
12 January 2006	Director/PDMR Shareholding
12 January 2006	Director/PDMR Shareholding
28 December 2005	Statement re acquisition
14 December 2005	Director/PDMR Shareholding

14 December 2005	Director/PDMR Shareholding
12 December 2005	Statement re agreement
25 November 2005	Annual Information Update
25 November 2005	Director Shareholding
18 November 2005	Additional Listing
15 November 2005	Result of AGM
14 November 2005	Director Shareholding
14 November 2005	Director Shareholding
14 November 2005	Statement re IFRS
12 October 2005	Director Shareholding
12 October 2005	Director Shareholding
10 October 2005	Acquisition

Details of all regulatory announcements can be found in full on the London Stock Exchange's web site at www.londonstockexchange.com/en-gb/pricesnews/marketnews using the code - PHP.

2. Documents filed at Companies House

The company has submitted filings to Companies House.

Date filed	Document filed
25 September 2006	Form 88(2) relating to the allotment of shares in respect of the exercise of management options
28 July 2006	Form 288b recording the resignation of Mr P Sandford as a Director
14 June 2006	Form 288c recording Change of Particulars of a Director
31 March 2006	Annual Return made up to 16 March 2006
3 February 2006	Form 288b recording the resignation of Mr A Dalgliesh as a Director
22 November 2005	Form 88(2) relating to Allotment of Shares in respect of the scrip dividend scheme
16 November 2005	Ordinary and special resolutions passed at the Annual General Meeting held on 15 November 2005
15 November 2005	Annual Report for year ended 30 June 2005 Form 288b recording the resignation of Professor Pietroni as a Director

Copies of these documents can be found on the Companies House web site at www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk.

The Company's Annual Report for the year ended 30 June 2006 (which was filed with the UKLA Document Viewing Facility on 9 October 2006) will be filed at Companies House after the conclusion of the Annual General Meeting to be held on 16 November 2006 and is available on the Company's web site at www.phpgroup.co.uk.

The Annual Report for the year to 30 June 2006 and the Interim Report for the six months ended 31 December 2005 (published on 3 April 2006 and filed with the UKLA Document Viewing Facility on 3 April 2006) are available from the Company Secretary, J O Hambro Capital Management Limited, Ground Floor,

Ryder Court, 14 Ryder Street, London SW1Y 6QB.

Exhibit 19

Primary Health Properties PLC
Circular to Shareholders - Proposals relating to the amendment to the terms of the Management Agreement and Notice of Extraordinary General Meeting

The above document has been submitted to the UK Listing Authority today (26 October 2006) and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000.

Exhibit 20

Primary Health Properties PLC (the "Company")
Circular to Shareholders in relation to the proposed amendment to the terms of the Management Agreement

The Independent Directors (being the directors of the Company other than Harry Hyman and James Hambro) announce that the Company wishes to seek Shareholder approval to the amendment to the terms of the existing management agreement (the "Management Agreement") between the Company, Nexus PHP Management Limited ("Nexus") and J O Hambro Capital Management Limited "JOHCML") (the "Proposals") by means of the execution of a deed of variation (the "Deed of Variation").

The Independent Directors believe that it is important to continue to incentivise Nexus and JOHCML (the "Joint Managers"). The Independent Directors have carefully considered the methods of incentivising the Joint Managers in the light of those methods operated by comparable property companies listed in the United Kingdom. The Independent Directors consider that amending the Management Agreement to facilitate changing from a share based payment in the form of management options to cash based incentive arrangements in the form of a performance incentive fee is the most appropriate. The share based payments described in the Management Options Agreement dated 17 September 2003 ceased when the management options were exercised on 21 September 2006 and the Independent Directors believe that it is important to continue to incentivise Nexus and JOHCML. On balance, the Independent Directors believe that the continued incentivisation of the Joint Managers is in the interests of the Shareholders.

Background

Pursuant to the terms of the Management Agreement, the Joint Managers are responsible for managing all aspects of the Group for an annual fee of 1 per cent. of the first £50 million of the gross assets of the Group and thereafter 0.75 per cent.

In addition to the fees they receive for acting as managers, Nexus and JOHCML were granted management options over 1.6 million Shares (representing 6.59 per cent. of the current fully diluted issued share capital of the Company) (the "Management Options"). In addition, the Deed of Variation acknowledges that the management agreement was novated to Nexus on 14 February 2005, and updates the directors' fees payable to the Joint Managers in line with current levels. Lastly, the Deed of Variation acknowledges that the Management Options were exercised in full on 21 September 2006 and, accordingly, the Management Option agreements are spent.

The Joint Managers have been instrumental in managing the Group's asset portfolio. The assets have increased from £15.6 million, at the time of the Company's launch in 1996 to £71.3 million as at 30 June 2006 and the basic net asset value per share has increased from 97.3p to 314.5p as at 30 June 2006, with a corresponding fully diluted net asset value per share of 305.1p and an adjusted fully diluted net asset value per share of 392.4p. All 30 June 2006 figures are derived from the Group's Annual Report for the year ended 30 June 2006. All 1996 figures quoted herein are extracted without material adjustment from the Group's audited accounts for the period from incorporation on 16 March 1995 and ended 30 June 1996. The adjusted fully diluted net asset value excludes deferred taxation.

Parties interested in the Resolutions

- Harry Hyman is the Managing Director of the Company and chief executive and founder of Nexus and with his family interests has a 70.4 per cent. beneficial interest in the capital of Nexus Structured Finance Limited (the parent company of Nexus). Consequently Harry Hyman is a related party as defined in the UK Listing Rules;

- James Hambro is a Director of the Company and the chairman of JOHCML and has a 13.12 per cent. beneficial interest in the capital of J O Hambro Capital Management Group Limited (the holding company of JOHCML) and is trustee of family trusts which are interested in 9.89 per cent. of the issued share capital,

aggregating 23.0 per cent. of the issued share capital of that company.

- As both are Directors of the Company, they are deemed to be related parties for the purposes of Listing Rule 11.1.4(2) and as such will benefit from the proposed Performance Incentive in favour of the Joint Managers.

- Under the Management Agreement as originally executed, the Company appointed Nexus Property Management Services Ltd and JOHCML as joint managers in 1996. Nexus and JOHCML continue to be responsible for managing all aspects of the Company on a day-to-day basis as the Company has no employees of its own other than its Directors. Consequently, any contracts between either JOHCML or Nexus and the Company, are deemed to be with Nexus and JOHCML jointly.

Due to Nexus and JOHCML's joint interest in the Management Agreement and their directors' interests in the Company, Nexus and JOHCML are deemed as jointly having the ability to exercise significant influence over the Company.

Accordingly, the proposed amendment to the terms of the Management Agreement by means of the Deed of Variation is a transaction with parties that are either related parties under the Listing Rules (LR 11.1.4R), or parties that can exercise significant influence over the Company (LR 11.1.4R (4)) and, as such, requires the prior approval of the Shareholders.

Amendment to the Management Agreement

The Management Agreement is to be amended subject to shareholders' approval by means of a Deed of Variation providing for the creation of a performance incentive fee (the "Performance Incentive") whereby the Joint Managers will be entitled to 15% of any performance in excess of an 8% per annum increase in the Company's "Total Return" (such "Total Return" being derived from the audited accounts for the financial year ending on 30 June (or on such other date as shall be the accounting reference date of the Company) in the year immediately preceding the proposed date of payment and, on the basis of those financial statements, the "Total Return" being determined by calculating the change in the net asset value per Share, on a fully diluted basis, and after adjustment for any increase or reduction in the issued share capital of the Company, and after adding back gross dividends paid per Share).

Further the Deed of Variation notes the following:

- following on from the novation of the Management Agreement by Nexus Property Management Services Limited to Nexus, Nexus is now a Joint Manager;
- the current fees payable to the Company's directors, which fees have been increased in line with the provisions of the Management Agreement since the date the Management Agreement was originally executed; and
- following on from the exercise in full of the Management Options, the provisions of the Management Option agreements are spent.

Extraordinary General Meeting ("EGM")

The Circular setting out the details of the Proposals together with the Notice of the Extraordinary General Meeting is expected to be posted to the Shareholders of the Company today. The Extraordinary General Meeting is to be held immediately following the Annual General Meeting to be held at 10.30 am on 16 November 2006, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB .

Exhibit 21

Primary Health Properties PLC

The Company announces that at the Annual General Meeting of the Company held today (16 November 2006) all of the resolutions, as set out in full in the Notice of Meeting dated 20 September 2006, were duly passed.

Proxy votes received:

Resolution	For	Against	Discretionary	Withheld
1.	9,154,846	6,949	6,266	0
2.	9,159,595	0	8,466	0
3.	9,130,431	4,479	7,071	26,080
4.	9,106,261	45,272	8,066	8,462
5.	7,627,579	1,365,065	8,066	167,351
6.	8,800,661	340,872	8,066	18,462
7.	8,882,201	275,000	6,571	4,289
8.	9,129,321	7,434	6,266	25,040
9.	9,124,076	8,540	10,405	25,040
10.	9,134,097	27,337	6,266	361

Extraordinary General Meeting

The Company announces that at the Extraordinary General Meeting held today (16 November 2006) the resolution as set out in full in the Notice of Meeting dated 26 October 2006 was duly passed.

Proxies 8,141,781 in favour and 52,742 against were received, 20,796 discretionary and 355,761 withheld.

Exhibit 22

Primary Health Properties PLC
Circular to Shareholders - Proposed amendments to the Articles of Association for the purposes of the Company converting to a UK-REIT and Notice of Extraordinary General Meeting

The above document has been submitted to the UK Listing Authority today (20 November 2006), and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000.

Exhibit 23

20 November 2006

Primary Health Properties PLC
("PHP" or "the Company")

Proposed Conversion to UK- REIT

Highlights

- PHP, the provider of modern primary healthcare facilities, announces that it has today written to
- Conversion enables significant annual tax savings on income and eliminates capital gains tax pa
- Subject to shareholder approval, company could convert as early as 1 Jan 2007
- Company to pay minimum of 90% of the profits of the tax exempt business by way of dividends ·
- Conversion expected to incur one-off charge of £4.5m, based on value of assets to form tax exe
- Circular submitted to UK Listing Authority and to be posted today to shareholders
- An Extraordinary General Meeting to be held on 18 December 2006 at 11 am in the Board Roon

Further information detailing the Circular and the potential benefits to shareholders and background to UK-REIT conversion are below.

Harry Hyman, Executive Managing Director of PHP, said:

"We believe that conversion to a UK registered REIT is a highly attractive opportunity for investors in PHP. We have always adopted a policy of maximum possible distribution of after tax profits and REIT status allows us to enhance this policy. The gains we make on tax transparency will be passed directly to our shareholders, thereby maximising their returns - something that we have always believed in and adhered to since listing ten years ago."

-ends-

Enquiries:

Bell Pottinger Corporate & Financial
David Rydell/ Victoria Geoghegan Tel: 020 7861 3232

Primary Health Properties PLC
Harry Hyman, Managing Director Tel: 01483 306912

Notice of Extraordinary General Meeting and Proposed Amendments to the Articles of Association for the Purposes of the Company Converting to a UK-REIT

Letter from the Chairman

Dear Shareholder

UK-REIT conversion

1. Introduction

I am writing to you to explain why the Board of PHP is recommending that the Company convert itself into a UK-REIT.

After many years of lobbying by the property industry, primary UK-REIT legislation was enacted on 19 July 2006 with regulations published on 1 November 2006. This will facilitate the holding of property in a UK based corporate structure on a tax neutral basis. The Directors believe that its business, distribution policy and gearing levels are likely to allow PHP and its subsidiaries to qualify as a UK-REIT.

The benefits of this to the Company are that all future capital gains will, so long as PHP continues to meet the relevant qualifying conditions accrue in a tax free environment and there will no longer be a requirement to provide for deferred taxation. In addition PHP will not have to pay taxation in respect of its net qualifying income. The deferred taxation provided in the Group's accounts at 30 June 2006 was £21m.

The existing dividend policy under which PHP distributes substantially all of its distributable profits by way of dividend will not be altered and the Directors anticipate that this will enable the Company to satisfy the 90% test.

The cost of conversion is an entry charge of 2% of the Group's net assets which can alternatively, by election, be paid in four instalments (where the rate is 2.19%). It is intended that the Company will elect for the instalment option. Assuming that conversion took place at 30 June 2006, the date of the Group's last available balance sheet, then the charge would be £4.5m.

In order to facilitate the Company operating efficiently as a UK-REIT, certain changes are required to the Articles of Association. These changes take account of the UK-REIT legislation contained in Part 4 of the Finance Act 2006 and the regulations made thereunder (the "UK-REIT regime"), specifically the UK-REIT rules regarding the payment of dividends to Substantial Shareholders.

I am writing to explain the background to the proposed changes to the Articles of Association which are being submitted for approval at the Extraordinary General Meeting and why the Board thinks that they are in the best interests of shareholders as a whole. Set out at the end of this document is a notice convening the Extraordinary General Meeting, which sets out the text of the proposed amendments to the Articles of Association.

If approved by Shareholders, the proposed amendments to the Articles of Association will not take effect unless the Board elects for UK-REIT status. The Extraordinary General Meeting will be held at the Board Room, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB on 18 December 2006 at 11 a.m. There is also enclosed a Form of Proxy to enable you to vote on the

resolution should you be unable to attend the meeting.

This document provides you with details of the proposals and explains why the Board believes they are in the best interests of shareholders as a whole. In order to assist your consideration of these proposals this letter also includes:

- background information on what a UK-REIT is;
- details of the advantages, both for the Company and its shareholders, of becoming a UK-REIT and the anticipated costs of conversion; and
- an explanation of why the Board believes it is in the best interests of shareholders for the Company to elect to convert into a UK-REIT.

2. Background to conversion to a UK-REIT

a) *What is a UK-REIT?*

A UK-REIT is a company that either itself owns and operates income-producing real estate investments, which can be commercial or residential, or comprises a group of companies which carries out these activities. Most of this income is distributed to shareholders and in return the company is exempt from corporation tax on profits and gains relating to its qualifying property rental business.

Converting into a UK-REIT does not materially alter the group of companies' business or operations, but is merely a more tax-efficient structure. UK-REITs are intended to enable the income from rented property assets to be earned in a tax efficient way and to ensure that the return from investing in a property company is more aligned with direct property investment.

A group of companies which elects for UK REIT status is permitted to carry on both tax-free property rental activities and other, taxable activities, subject to certain restrictions which are set out below. Electing for UK-REIT status does not change the legal status of the company or its share capital.

b) *A global trend*

Real estate investment trusts and similar structures have become a global trend, trading successfully in North America (USA and Canada), Australia, Asia-Pacific (Japan, Singapore, Hong Kong, Malaysia, Thailand, South Korea and Taiwan) and Europe (The Netherlands, Belgium, Greece and France). The UK-REIT regime commences from 1 January 2007 and Germany is currently considering introducing a German real estate investment Trust in the near future.

c) *Key conditions to become a UK-REIT*

In order to qualify as a UK-REIT, a group of companies will need to meet certain conditions. The key features are as follows:

- the parent company must be a solely UK resident company whose ordinary shares are listed on a recognised stock exchange (which includes the Official List but does not include the AIM market) and not be an open-ended investment company;
- the parent company must not be a "close company";
- the property rental business, whether Tax Exempt (within the UK) or overseas, should comprise at least 75% of the overall group's activities, measured by reference to both the value of its assets and its total profits;
- a minimum of 90% of the UK-REIT's "profits" (calculated under UK tax principles after interest and capital allowances and excluding chargeable gains) from the Tax Exempt business must be distributed to investors. This distribution is referred to as a property income distribution or "PID"; and,
- with some exceptions, the UK-REIT will be required to withhold basic rate tax on the payment of a PID (please refer to the additional tax information in Part III) of this document.

PHP satisfies all the above conditions for conversion into a UK-REIT and the Board expects the Group to continue doing so in the future. The Group has been preparing for conversion for many months to ensure a smooth transition.

In addition to the above conditions, as a UK-REIT, the Group needs to meet certain other conditions in order to maximise tax efficiency as follows:

- the Group will be subject to a financing costs-cover test on the Tax-Exempt Business. This is a form of gearing test. The Group will need to be within the limits envisaged by the test to avoid an additional tax charge.
- the Company would suffer a significant tax penalty in the event that distributions are made to any corporate shareholder who is beneficially entitled to 10% or more of the shares of the Company, or to 10% or more of dividends declared, or who controls 10% or more of the voting power. Further details are set out in k) below. The Group can protect itself against the risk of this tax penalty provided it can demonstrate it has taken reasonable steps to avoid paying distributions to such Substantial Shareholders. The proposed amendments to the Articles of Association should enable the Group to satisfy this requirement.

d) Further Information on the UK-REIT regime

Further information on the UK-REIT regime is set out in Part II of this document.

e) Timing

The legislation to enable the establishment of UK-REITs was contained in the Finance Act 2006 which became law on 19 July 2006. The detailed regulations that will govern the UK-REIT regime were published on 1 November 2006. HMRC are intending to publish guidance on certain areas although this is only available in draft form at the date this letter is written. The Board will review such guidance as is available prior to conversion into a UK-REIT and will not proceed with the conversion if there are, or are likely to be, material changes that the Board considers would be adverse for the Company or would affect the consequences of conversion for shareholders in a way

that is materially different to that described in this document.

This legislation provides that a company satisfying the conditions for UK-REIT status may elect to convert on, or after, 1 January 2007, provided that it has served notice to HMRC of its intention to convert prior to the conversion date.

The Board, subject to the passing of the resolution at the EGM convened for 18 December 2006 and the review of any guidance published by the HMRC after the date of this letter as referred to above, intends to serve notice of conversion on or before 29 December 2006 in order to achieve UK-REIT status for the Group on 1 January 2007.

f) Advantages of becoming a UK-REIT

By converting to a UK-REIT, UK resident members of the Group will no longer pay corporation tax on the profits and gains from their qualifying property rental business in the UK provided that it meets certain conditions. This will effectively reduce the burden of taxation for most shareholders in respect of the Tax-Exempt Business and enable them to gain access to more flexible indirect property investments for their portfolios. Non-qualifying profits will continue to be subject to corporation tax as normal.

For PHP, this will mean significant annual tax savings on its property income and the elimination of tax which would otherwise arise in respect of capital gains realised on the disposal of assets. This will lead to the eradication of the contingent tax liability of £21.2 million, representing the deferred tax liability provided in the Group's accounts as at 30 June 2006.

The elimination of this potential tax exposure (which will also apply to any future gains in the value of the Group's qualifying property investment assets) means that the Group will have more flexibility, post UK-REIT conversion, with regard to its investment assets as it can dispose of them without incurring a tax charge. Furthermore, as the Group will not suffer corporation tax on income and gains relating to its UK investment assets, it should be able to return more to shareholders.

g) The cost of conversion to UK-REIT status

The entry cost of conversion to UK-REIT status has been set by the UK Treasury at 2% of the market value of the assets within the Tax Exempt Business immediately prior to entry into the UK-REIT regime (2.19% if the option to pay in instalments is taken).

PHP intends to elect to pay the conversion charge in four instalments so, in PHP's case, this would mean a conversion charge of £4.5 million, based on the value of the assets that will form the Tax Exempt Business as at 30 June 2006. The actual conversion charge will depend on the value of the assets as at 31 December 2006. See page 17 of this document for further detail.

h) Dividend policy

The Company intends to employ the same dividend policy following UK-REIT conversion as it does

now and the Board expects that this will comfortably exceed the required PID distribution.

Following UK-REIT conversion, distributions from the Company may comprise PIDs, ordinary corporate dividends or a combination of the two. The Company will be required to distribute to shareholders (by way of dividend), on or before the filing date of the Company's tax return for the accounting period in question, at least 90% of the income profits of the Tax-Exempt Business (broadly, calculated using normal tax rules) of the UK-resident members of the Group in respect of their Tax-Exempt Business and of the non-UK resident members of the Group insofar as they derive from their UK qualifying property rental business arising in each accounting period. Subject to certain exceptions, these PIDs will be subject to withholding tax at the basic rate of income tax (currently 22%). Companies may decide to distribute additional amounts over and above the minimum PID, in which case such amounts will be treated as ordinary corporate dividends or as a PID, dependent on their source. For further detail, please see Part II of this document.

In order to pay a PID without withholding tax, the Company will need to be satisfied that the shareholder concerned is entitled to that treatment. For that purpose, the Company will require such shareholders to submit a valid claim form (copies of which may be obtained on request) from the Company's Registrars, Capita Registrars).

The precise proportion of recurring property rental income that the Group distributes may vary between years and will be flexed as appropriate, according to the needs of the business. Ordinarily, however, the Board would expect to distribute a high proportion (including the mandatory PID element) of recurring property rental earnings, on the basis of adjusted earnings per share as reported under IFRS. A proportion of trading property profits and other income from non-property activities may also be distributed, to the extent the Board regards those earnings as sustainable. Capital gains arising on the disposal of investment properties will, ordinarily, be retained/recycled within the business to support future growth.

Had the Group previously been operating as a UK-REIT and the profit and distribution levels remain unchanged, the PID element of those distributions made in previous financial years would not have been significant, as illustrated in the table below.

	2003 (audited)	**2004 (audited)**	**2005 (audited)**	**2006 (audited)**
Details from accounts				
Profit before tax				
UK GAAP	2,179,000	2,472,000	3,030,000	n/a
IFRS [1]	n/a	n/a	19,387,000	18,403,000
Actual dividend paid	1,740,000	1,995,000	2,658,000	3,062,000
Theoretical PID if REIT conversion had been available in earlier periods				
Estimated Taxable profits [2]	78,074	Nil	60,900	624,217 [3]
Notional PID [4]	70,267	Nil	54,810	561,795

[1] The PBT under IFRS is substantially higher than under UK GAAP as it includes the revaluation of properties.

[2] The taxable profits for 2003 have been agreed with HM Revenue & Customs (HMRC). However, the corporation tax return for the 2004 and 2005 year ends are still open to enquiry by HMRC and the 2006 year end return is yet to be submitted and is therefore an estimate.

[3] The significant estimated taxable profit seen in the year ended 30 June 2006 is due to the chargeable gains arising on the sale of two investment properties. Had these disposals not taken place, the taxable profits for the year would have been nil, and therefore no PID would have been required.

[4] Under the REIT legislation the PID must be 90% of taxable profits of the property rental business. Since, substantially all of the profits relate to the property rental business, for the purposes of this table, we have calculated the PID as 90% of total taxable profits.

i) Tax position of the Company's shareholders

The comments in this section are provided for general guidance only. Shareholders who are in any doubt concerning the taxation implications of any matters reflected here should consult their professional advisers.

As discussed in h) above, distributions from the Company may comprise PIDs, ordinary corporate dividends or a combination of the two. If, as described above, capital gains are recycled, only distributions of profits after interest deductions and capital allowances will constitute PIDs. Other dividends will be taxed as normal in the hands of Shareholders. Further detail in respect of the attribution of distributions is included in Part II of this document.

Broadly, PIDs are treated for UK tax purposes in the hands of the shareholders as property rental income rather than dividends. They may be subject to withholding at source, at the basic rate of UK income tax of 22%. Additional UK taxes may be payable. Certain shareholders may have their liability to tax reduced, for example through the operation of a double tax treaty. A general guide to the treatment for the principal classes of shareholders is set out in Part III of this document.

j) The 10% rule

Under the UK-REIT regime, a tax charge may be levied on the Company if the Company makes a distribution to a Substantial Shareholder unless the Company has taken reasonable steps to avoid such a distribution being paid. Shareholders should note that this restriction only applies to shareholders that are bodies corporate and to certain entities which are deemed to be bodies corporate. It does not apply to nominees.

The background to the charge recognises that in certain circumstances such shareholders resident in jurisdictions with favourable double tax agreements with the UK can reclaim all or part of the UK income tax payable by them on the dividend. The charge seeks to collect from the Company an amount of corporation tax equivalent to the basic rate income tax liability on the dividend irrespective of the tax treatment of the shareholder.

A tax charge may be imposed only if a UK-REIT pays a dividend in respect of a Substantial Shareholding and the dividend is paid to a person who is a Substantial Shareholder. The charge is not triggered merely because a shareholder has a stake in the company of 10% or more. Neither is the tax charge triggered if the person beneficially entitled to the dividend is not also a Substantial Shareholder. The amount is calculated by reference to the dividend that is paid to the Substantial Shareholder and is NOT restricted to the excess over 10%.

The tax charge imposes an amount of corporation tax payable by the Company equivalent to income tax at the basic rate on the dividend paid to the Substantial Shareholder.

3. Proposed changes to the Articles of Association

Whilst the Company has not identified any Substantial Shareholding to which the 10% rule would apply, the Board considers it appropriate that the Company should put in place the mechanisms anticipated by the guidance issued by HMRC so that the Company can avoid the imposition of such a tax charge.

The changes proposed to be made to the Articles of Association will give the Board the powers it needs to demonstrate to HMRC that such "reasonable steps" have been taken. These proposals are consistent with the draft guidance published by HMRC.

The proposed amendments to the Articles of Association are set out in the notice convening a Extraordinary General Meeting of the Company appearing on pages 31 to 39 of this document and a description of those amendments is set out in Part IV of this circular:

- a right for the Board to require information in relation to any shares in order to determine whether the shares form part of a Substantial Shareholding;

- that dividends will not be paid on shares forming part of a Substantial Shareholding if the Board is not satisfied that ownership of dividends has been disposed of ;

- that dividends will not be paid on shares where there has been a failure to provide information requested in order to determine if a shareholding is a Substantial Shareholding;

- that dividends will not be paid on shares in any other case, if the Board believes the shares may form part of a Substantial Shareholding;

- that dividends not paid may be released if certain information is supplied or certification given that the dividend will not belong to a person with a Substantial Shareholding;

- that trust arrangements may be put in place to prevent a person with a possible Substantial Shareholding being entitled to that dividend;

- a right to require that shares forming part of a Substantial Shareholding are disposed of where a shareholder does not provide information about beneficial ownership of the shares

on request from the Board or fails to transfer the entitlement to the dividend to a person who is not a Substantial Shareholder or fails to take action or provide information so that any dividend withheld or held on trust is so transferred.

The Articles of Association may be amended by special resolution passed by the shareholders of the Company in the future, including to give powers to the Directors to ensure that the Company can comply with the close company condition described in Part II of this document, which powers may include the ability to arrange for the sale of shares on behalf of shareholders.

4. Exit from the UK-REIT regime

The Company can give notice to HMRC that it wants the Group to leave the UK-REIT regime at any time. The Board retains the right to decide to exit the UK-REIT regime at any time in the future without shareholder consent if it considers this to be in the best interests of the Group.

If the Group voluntarily leaves the UK-REIT regime within ten years of joining and disposes of any property that was involved in its Tax-Exempt Business within two years of leaving, any uplift in the base cost of the property as a result of the deemed disposal on entry into the UK-REIT regime is disregarded in calculating the gain or loss on the disposal. However, there is no repayment of the entry charge in these circumstances.

It is important to note that the Company cannot guarantee continued compliance with all of the UK-REIT conditions and that the UK-REIT regime may cease to apply in some circumstances. HMRC may require the Group to exit the UK-REIT regime if:

- it regards a breach of the conditions or failure to satisfy the conditions relating to the Tax-Exempt Business, or an attempt to avoid tax, as sufficiently serious;
- if the Company has committed a certain number of minor or inadvertent breaches in a specified period; or
- if HMRC has given the Company at least two notices in relation to the avoidance of tax within a ten year period.

In addition, if the conditions for UK-REIT status relating to the share capital of the Company and the prohibition on entering into loans with abnormal returns are breached or the Company ceases to be UK resident, becomes dual resident or an open ended investment company, the Group will automatically lose UK-REIT status (for further details regarding these conditions, see Part II).

Shareholders should note that it is possible that the Company could lose its status as a REIT as a result of actions by third parties, for example, in the event of a successful takeover by a company that is not a REIT or due to a breach of the close company condition if it is unable to remedy the breach within a specified timeframe.

Where the Group is required to leave the UK-REIT regime within ten years of joining, HMRC has

wide powers to direct how it is to be taxed, including in relation to the date on which the Group is treated as exiting the UK-REIT regime.

5. Extraordinary General Meeting

Set out on pages 31 to 39 of this document is the notice convening an Extraordinary General Meeting to be held at The Board Room, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB at 11 a.m. on 18 December 2006. At this EGM a special resolution will be proposed to approve the proposed amendments to the Articles of Association.

6. Actions to be taken

A Form of Proxy for use by members, who alone are entitled to attend and vote at the Extraordinary General Meeting, is enclosed. You are requested to complete the Form of Proxy in accordance with the instructions thereon and return it so that it is received by the Company's Registrars, Capita Registrars, not later than 11 a.m. on 16 December 2006, being 48 hours before the time appointed for holding the Extraordinary General Meeting. If you complete and return the Form of Proxy, you can still attend and vote at the Extraordinary General Meeting in person, if you wish.

7. Recommendation

For the reasons stated above, the Board believes the conversion of the Company into a UK-REIT to be in the best interests of the shareholders as a whole. Accordingly, it expects to elect to become a UK-REIT with effect from 1 January 2007, subject to the approval of the shareholders to the proposed amendments to the Articles of Association and review of any HMRC guidance available. The Directors wish to facilitate such process by making the amendments to the Articles of Association described in this document which will only come into force if the Company becomes a UK-REIT.

The Board considers that the special resolution to be proposed at the Extraordinary General Meeting, is in the best interests of the shareholders as a whole and recommends you vote in favour of it. Directors who hold Ordinary Shares in the Company intend to vote in favour of this resolution in respect of their own beneficial holdings of 65,195 Ordinary Shares in aggregate, representing approximately 0.27% of the issued Ordinary Shares (as at 17 November 2006) being the last business day before the date of this document.

Yours sincerely,
Graeme A Elliot
Chairman

PART II

THE UK-REIT REGIME

The UK-REIT regime

The following paragraphs are intended as a general guide only and constitute a high-level summary of the Company's understanding of current UK law and HMRC practice, each of which are subject to change, possibly with retrospective effect. They are not advice. As at the date of this document, the guidance to be published by HMRC has not yet been finalised (although it has been published in draft form) and are therefore subject to change. Changes in the draft guidance as made compared to the drafts currently available could change the position described below.

Overview

The UK-REIT regime introduced in the Finance Act 2006 is intended to encourage greater investment in the UK property market and follows similar legislation in other European countries, as well as the long-established regimes in the United States, Australia and the Netherlands.

Currently, investing in property through a corporate investment vehicle (such as the Company) has the disadvantage that, in comparison to a direct investment in property assets, some categories of shareholders (but not UK companies) effectively suffer tax twice on the same income - first, indirectly, when members of the Group pay UK direct tax on their profits, and secondly, directly (but with the benefit of a tax credit) when the shareholder receives a dividend. Non-tax paying entities, such as UK pension funds, suffer tax indirectly when investing through a corporate vehicle that is not a UK-REIT in a manner they do not suffer if they were to invest directly in the property assets. As a UK-REIT, UK resident companies within the Group and non-UK resident companies within the Group with a UK qualifying property rental business would no longer pay UK direct taxes on their income and capital gains from the Tax-Exempt Business, provided that certain conditions are satisfied. Instead, distributions in respect of the Tax-Exempt Business will be treated for UK tax purposes as property income in the hands of shareholders (Part III of this document contains further detail on the UK tax treatment of shareholders after entry into the UK-REIT regime). However, corporation tax and overseas taxation will still be payable in the normal way in respect of income and gains from the Group's business (generally including any property trading business, overseas property rental business and certain other non property activities and investments) not included in the Tax-Exempt Business (the "**Residual Business**").

While within the UK-REIT regime, the Tax-Exempt Business will be treated as a separate business for corporation tax purposes to the Residual Business and a loss incurred by the Tax-Exempt Business cannot be set off against profits of the Residual Business (and vice versa).

As a UK-REIT, the Company will be required to distribute to shareholders (by way of dividend) on or before the filing date for the UK-REIT's tax return for the accounting period in question at least 90% of the income profits (broadly, calculated using normal tax rules) of the UK-resident members of the

Group in respect of the Tax-Exempt Business and of the non-UK resident members of the Group as they derive from their UK qualifying property rental business arising in each accounting period. Failure to meet this requirement will result in a tax charge calculated by reference to the extent of the failure, although this charge can be avoided if an additional dividend is paid within a specified period which brings the amount of profits distributed up to the required level.

In this document, references to a company's accounting period are to its accounting period for tax purposes. This period can differ from a company's accounting period for other purposes.

The treatment of a dividend paid by the Company in the first year after it becomes a UK-REIT should depend on whether it is paid out of profits that existed before or after the Group became a UK-REIT. For example, if the Company converts into a UK-REIT on 1 January 2007 and has before that date announced an intention to pay an interim dividend for payment after that date, that dividend would be paid entirely out of profits earned before the Group became a UK-REIT and should therefore be a Non-PID dividend. A dividend later in 2007 may be paid partly out of profits earned prior to the Group becoming a UK-REIT and partly out of profits earned subsequently and would therefore comprise partly a PID and partly a Non-PID dividend. The Company will provide shareholders with a certificate setting out how much of their dividend is a PID and how much is a Non-PID dividend.

Subject to certain exceptions, PIDs will be subject to withholding tax at the basic rate of income tax (currently 22%). As referred to above, further details of the UK tax treatment of shareholders after entry into the UK-REIT regime are contained in Part III of this document.

Qualification as a UK-REIT

The Group will become a UK-REIT by the Company (as the principal company of the Group) serving notice on HMRC before the beginning of the first accounting period during which it wishes the Group to become a UK-REIT. In order to qualify as a UK-REIT, the Group must satisfy certain conditions set out in the Finance Act 2006. A non-exhaustive summary of the material conditions is set out below. Broadly, the Company must satisfy the conditions set out in paragraphs (A), (B), (C) and (D) below and the Group companies must satisfy the conditions set out in paragraph (E).

(A) Company conditions

The Company must be a solely UK-resident company (other than an open-ended investment company) whose ordinary shares are listed on a recognised stock exchange, such as the London Stock Exchange. The Company must also not (apart from in one exceptional circumstance) be a "close company" (as defined in section 414 of the Income and Corporation Taxes Act 1988) – as amended by section 106(6) of the Finance Act 2006 (the **"close company condition"**). In summary, the close company condition amounts to a requirement that not less than 35% of the UK-REIT's shares are beneficially held by the public and for this purpose the "public" excludes directors or the UK-REIT and certain of their associates, and shareholders who, alone or together with certain associates, control more than 5% of the UK-REIT's share capital.

(B) *Share capital restrictions*

The Company must have only one class of ordinary share in issue and the only other shares it may issue are non-voting fixed rate preference shares.

(C) *Interest restrictions*

The Company must not be party to any loan in respect of which the lender is entitled to interest which exceeds a reasonable commercial return on the consideration lent or where the interest depends to any extent on the results of any of its business or on the value of any of its assets. In addition, the amount repayable must either not exceed the amount lent or must be reasonably comparable with the amount generally repayable (in respect of an equal amount of consideration) under the terms of issue of securities listed on a recognised stock exchange.

(D) *Financial Statements*

The Company must prepare financial statements in accordance with statutory requirements ("**Financial Statements**") and submit these to HMRC. The financial statements must contain the information about the Tax Exempt Business and the Residual Business separately. The UK-REIT regime specifies the information to be included and the basis of the preparation of their financial statements.

(E) *Conditions for the Tax Exempt Business*

The Tax Exempt Business must satisfy the conditions summarised below in respect of each accounting period during which it is to be treated as a UK-REIT:

I. the Tax Exempt Business must throughout the accounting period involve at least three properties;

II. throughout the accounting period no one property may represent more than 40% of the total value of the properties involved in the Tax Exempt Business. Assets must be valued at fair value and in accordance with International Accounting Standards ("**IAS**") and at fair value when the IAS offers a choice between a cost basis and a fair value basis;

III. treating all members of the Group as a single company, the Tax Exempt Business must not include any property which is classified as owner-occupied in accordance with generally accepted accounting practice; and

IV. at least 90% of the amounts shown in the Financial Statements of the Group companies as income profits (broadly calculated using the normal tax rules) of the UK resident members of the Group arising in respect of the Tax Exempt Business in the accounting period, and the income profits of the non-UK resident members of the Group insofar as they arise in respect of such members' UK qualifying property rental business in the accounting period, must be distributed by the Company in the form of a dividend (a PID) on or before the filing date for the Company's tax return for the accounting period (the "**90% distribution test**"). For the purpose of satisfying the 90% distribution test, any

dividend withheld in order to comply with the 10% rule will be treated as having been paid;

V. the profits arising from the qualifying property rental business must represent at least 75% of the Group's total profits for the accounting period (the "**75% profits test**"). Profits for this purpose means profits before deduction of tax and excludes realised and unrealised gains and losses on the disposal of property, calculated in accordance with IAS; and

VI. at the beginning of the accounting period the value of the assets in the qualifying property rental business must represent at least 75% of the total value of assets held by the Group (the "**75% assets test**"). Assets must be valued in accordance with IAS and at fair value where IAS offers a choice of valuation between cost basis and fair value and in applying this test no account is to be taken of liabilities secured against or otherwise relating to assets (whether generally or specifically).

Effect of becoming a UK-REIT

(A) Entry charge

Each UK resident member of the Group that carried on a qualifying property rental business in the UK or overseas and any non-UK resident member of the Group that carries on a qualifying property rental business in the UK will be liable to pay an entry charge broadly equal to 2% of the aggregate market value of the properties and other assets involved in that business.

This can be paid at the same time as corporation tax is payable in respect of the first accounting period following entry into the UK-REIT regime, or in instalments over a four year period.

If the instalment option is taken, as the Board intends to do, the actual amount payable will be paid in the following percentages with the first instalment payable as above and the remaining instalments on the anniversary of that date:

First instalment	0.50%
Second instalment	0.53%
Third instalment	0.56%
Fourth instalment	0.60%

There is no equivalent entry charge if a member of the Group buys a property following entering into the UK-REIT regime. However, if the Group were to acquire a company that is not a UK-REIT, a 2% entry charge will apply in respect of the property owned by the acquired company. See also paragraph (K) (Acquisitions and Takeovers below).

(B) Tax savings

As a UK-REIT, the Group will not pay UK-direct tax on profits and gains from the Tax Exempt Business. Corporation tax will still apply in the normal way in respect of the Residual Business

which includes certain trading activities, incidental letting in relation to property trades, intra-group letting of property, letting of administrative property which is temporarily surplus to requirements and certain income such as dividends and interest from members of the Group carrying on non-UK activities. Corporation tax could also be payable were a member of the Group (as opposed to property involved in the UK qualifying property rental business) to be sold. The Group would also continue to pay indirect taxes such as VAT, stamp duty, land tax and stamp duty and payroll taxes (such as national insurance) in the normal way.

(C) Attribution of Dividends

Distributions by the Company will be attributed in the following order:

I. In satisfaction of the obligation to distribute 90% of the profits of the Tax Exempt Business, calculated under tax principles and excluding chargeable gains, which arise in the accounting period - paid, under deduction of income tax at 22%, where appropriate as a PID.

II. At the discretion of the Company, a distribution of all or any of the following:

- profits earned by the Residual (taxable) Business in the period;
- reserves of the Residual Business including brought forward reserves;,
- profits representing the difference between the accounting distributable profits and profits calculated for tax purposes of the Tax Exempt Business (the difference principally results from the effect of claiming notional capital allowances in calculating the profits of the Tax Exempt Business).

This distribution is treated as a normal dividend (to which a tax credit may be attached) and no tax is withheld by the Company.

III. Distribution of the remaining 10% of the Tax Exempt Business income (calculated under tax principles and excluding chargeable gains) paid – under deduction of basic rate income tax at 22%, where appropriate as a PID.

IV. Distribution of gains relating to the Tax Exempt Business - paid under deduction of 22% basic rate income tax, where appropriated as a PID.

V. Distribution of any other amount - treated as a normal dividend (to which a tax credit may be attached) and no tax is withheld by the Company.

(D) Financial statements

As mentioned above, a UK-REIT will be required to submit Financial Statements to HMRC.

(E) Interest cover ratio

A tax charge will arise if, in respect of any accounting period, the ratio of the income profits (before capital allowances) of the UK resident members of the Group plus the UK income profits of any non-UK resident member of the Group, in each case, in respect of its Tax Exempt Business plus the financing costs incurred in respect of the Tax Exempt Business financing costs incurred in respect of the Tax Exempt Business, excluding certain intra-group financing costs, is less than 1.25. This ratio is calculated by reference to the Financial Statements, apportioning costs relating partly to the Tax Exempt Business and partly to the Residual Business reasonably. The amount (if any) by which the financing costs exceeds the amount of those costs which would cause that ratio to equal 1.25 is chargeable to corporation tax.

(F) *Property development and property trading by a UK-REIT*

A property development by a UK resident member of the Group can be within the Tax-Exempt Business provided certain conditions are met. However, if the costs of the development exceed 30% of the fair value of the asset at the later of (a) the date on which the Company becomes a UK-REIT, and (b) the date of the acquisition of the development property, and the UK-REIT sells the development property within three years of completion, the property will be treated as never having been within the Tax-Exempt Business. If a UK resident member of the Group disposes of a property (whether or not a development property) in the course of a trade, the property will be treated as never having been within the Tax-Exempt Business.

(G) *Certain tax avoidance arrangements*

If HMRC believes that a member of the Group has been involved in certain tax avoidance arrangements, it may cancel the tax advantage obtained and, in addition, impose a tax charge equal to the amount of the tax advantage. These rules apply to both the Residual Business and the Tax-Exempt Business.

(H) *Movement of assets in and out of the Tax Exempt Business*

In general, where an asset owned by a UK-resident member of the Group and used for the Tax Exempt Business begins to be used for the Residual Business, there will be a capital gain tax-free step up in the base cost of the property. Where an asset owned by a UK-resident member of the Group and used for the Residual Business begins to be used for the Tax Exempt Business, this will generally constitute a taxable market value disposal of the asset, except for capital allowances purposes. Special rules apply to disposals by way of a trade and to development property.

(I) *Funds awaiting reinvestment*

Where an asset used exclusively in the Tax Exempt Business is sold, the legislation provides for the sale proceeds to be treated as assets of the Tax Exempt Business for the purposes of the 75% profits test and the 75% assets test for two years following the disposal, provided that they are held as cash or cash equivalents. However, any interest earned on that cash is treated as part of the Residual Business and therefore taxable.

(J) *Joint ventures*

If one or more members of the Group are beneficially entitled, in the aggregate, to at least 40% of the profits available for distribution to equity holders in a joint venture company and at least 40% of the assets of the joint venture company available to equity holders in the event of a winding-up, that joint venture company is carrying on a qualifying property rental business which satisfies the 75% profits test and the 75% assets test (the "**JV company**") and certain other conditions are satisfied, the Company and the JV Company, may by giving notice to HMRC elect for the assets and income of the JV company to be included in the Tax-Exempt Business for tax purposes. In such circumstances, the income and assets of the JV company will count towards the 90% distribution test, the 75% profits test and the 75% assets test to the extent of the Group's interest in the JV company.

As at the date of this document, the regulation in relation to joint ventures and UK-REITs does not specifically apply to any subsidiaries of a JV company, although it is currently expected that guidance or other further information to clarify the position will be provided by HMRC.

(K) *Acquisitions and Takeovers*

If a member of the Group acquires another UK-REIT, no entry charge will be payable. However, if a company which is not a UK-REIT joins the Group, the entry charge will be payable on the value of the properties owned by the qualifying property rental business of the target company.

If a UK-REIT is taken over by another UK-REIT, the acquired UK-REIT does not necessarily cease to be a UK-REIT and will, provided the auditions are met, continue to enjoy Tax-Exemptions in respect of the profits of its Tax-Exempt Business and capital gains on disposal of properties in the Tax-Exempt Business. There is no entry charge as a result of the acquired UK-REIT joining the acquiror's group and the properties of the acquired UK-REIT are not treated as having been sold and reacquired at market value.

The position is different where a UK-REIT is taken over by an acquiror which is not a UK-REIT. In these circumstances, the acquired UK-REIT is likely in most cases to fail to meet the requirements for being a UK-REIT and will therefore be treated as leaving the UK-REIT regime at the end of its accounting period preceding the takeover and ceasing from the end of this accounting period to benefit from Tax-Exemptions on the profits of its Tax-Exempt Business and capital gains on disposal of property forming part of its Tax-Exempt Business. The properties in the Tax-Exempt Business are treated as having been sold and reacquired at market value for the purposes of corporation tax on chargeable gains immediately before the end of the preceding accounting period. These disposals should be tax free as they are deemed to have been made at a time when the Company was still in the UK-REIT regime and future capital gains on the relevant assets will therefore be calculated by reference to a base cost equivalent to this market value. If the Company ends its accounting period immediately prior to the takeover becoming unconditional in all respects, dividends paid as PIDs before that date should not be recharacterised retrospectively as normal dividends.

UNITED KINGDOM TAX TREATMENT OF SHAREHOLDERS AFTER ENTRY INTO THE UK-REIT REGIME

INTRODUCTION

The following paragraphs are intended as a general guide only and are based on the Company's understanding of current UK tax law and HMRC practice, each of which is subject to change, possibly with retrospective effect. They are not advice.

As at the date of this document, the detailed guidance to be provided by HMRC has not yet been finalised (although it has been published in draft form) and are therefore subject to change. Changes in the guidance as made compared to the draft currently available could change the position described below

The following paragraphs relate only to certain limited aspects of the United Kingdom taxation treatment of PIDs and Non-PID Dividends paid by the Company, and to disposals of shares in the Company, in each case, after the Company has elected into the UK-REIT regime.

Except where otherwise indicated, they apply only to shareholders who are both resident and ordinarily resident for tax purposes solely in the United Kingdom. They apply only to shareholders who are the absolute beneficial owners of both their PIDs and their shares in the Company and who hold their shares as investments. They do not apply to Substantial Shareholders. They do not apply to certain categories of shareholders, such as dealers in securities or distributions, persons who have or are deemed to have acquired their shares by reason of their or another's employment, persons who hold their shares as part of hedging or conversion transactions, or persons who hold shares in connection with a UK branch, agency or permanent establishment.

Except where otherwise indicated at B(iv) (Withholding tax) below, they do not apply to persons holding shares in the company by virtue of an interest in any partnership, insurance companies, life insurance companies, mutual companies, collective investment schemes, charities, trustees, local authorities, or pension scheme administrators.

Shareholders who are in any doubt about their tax position, or who are subject to tax in a jurisdiction other than the United Kingdom, should consult their own appropriate independent professional adviser without delay, particularly concerning their tax liabilities on PIDs, whether they are entitled to claim any repayment of tax, and, if so, the procedure for doing so.

A. UK TAXATION OF NON-PID DIVIDENDS

Non-PID Dividends paid by the Company will be taxed in the same way as dividends paid by the Company prior to entry into the UK-REIT regime, whether in the hands of individual or corporate shareholders and regardless of whether the shareholder is resident for tax purposes in the UK.

B. UK TAXATION OF PIDS

i. UK taxation of shareholders who are UK resident individuals

Subject to certain exceptions, a PID will generally be treated in the hands of shareholders who are individuals as the profit of a single UK property business (as defined in section 264 of the Income Tax (Trading and Other Income) Act 2005). A PID is, together with any property income distribution from any other company to which Part 4 of the Finance Act 2006 applies, treated as a separate UK property business from any other UK property business (a "**different UK property business**") carried on by the relevant shareholder. This means that surplus expenses from a shareholder's different UK property business cannot be off-set against a PID as part of a single calculation of the profits of the shareholder's UK property business.

Please see also section B(iv) (Withholding tax), below.

ii. UK taxation of UK resident corporate shareholders

Subject to certain exceptions, a PID will generally be treated in the hands of shareholders who are within the charge to corporation tax as profits of a Schedule A business (as defined in section 15 of the Income and Corporation Taxes Act 1988). This means that, subject to the availability of any exemptions or reliefs, such shareholders should be liable to corporation tax on income on the entire amount of their PID. A PID is, together with any property income distribution from any other company to which Part 4 of the Finance Act 2006 applies, treated as a separate Schedule A business from any other Schedule A business (a "**different Schedule A business**") carried on by the relevant shareholder. This means that any surplus expenses from a shareholder's different Schedule A business cannot be off-set against a PID as part of a single calculation of the shareholder's Schedule A profits.
Please see also section B(iv) (Withholding tax), below.

iii. UK taxation of all shareholders who are not resident for tax purposes in the UK

Where a shareholder who is resident outside the UK receives a PID, the PID will generally be chargeable to UK income tax as profit of a UK property business and this tax will generally be collected by way of a withholding.

Please see also section B(iv) (Withholding tax), below.

iv. Withholding tax

(a) General

Subject to certain exceptions summarised at paragraph (d) below, the Company is required to withhold income tax at source at the basic rate (currently 22%) from its PIDs. The Company will provide shareholders with a certificate setting out the amount of tax withheld.

(b) Shareholders solely resident and ordinarily resident in the UK

Where income tax has been withheld at source, shareholders who are individuals may, depending on their individual circumstances, either be liable to further tax on their PID at their applicable marginal rate, or be entitled to claim repayment of some or all of the tax withheld on their PID. Shareholders who are corporates may, depending on their individual circumstances, be liable to pay corporation tax on their PID but they should note that, where income tax is withheld at source, the tax withheld can be set against the shareholder's liability to corporation tax in the accounting period in which the PID is received.

(c) *Shareholders who are not resident for tax purposes in the UK*

It is not possible for a shareholder to make a claim under a double taxation treaty for a PID to be paid by the Company gross or at a reduced rate. The right of a shareholder to claim repayment of any part of the tax withheld from a PID will depend on the existence and terms of any double tax convention between the UK and the country in which the shareholder is resident.

(d) *Exceptions to requirement to withhold income tax*

Shareholders should note that in certain circumstances the Company may not withhold income tax at source from a PID. These include where the Company reasonably believes that the person beneficially entitled to the PID is: a company resident for tax purposes in the UK and where the person beneficially entitled to a PID is a charity, a body mentioned in section 507(1) ICTA which is allowed the same exemption from tax as charities, the scheme administrator of a registered pension scheme, or the sub-scheme administrator of a pension sub-scheme or a person entitled to receive the income of a fund entitled to exemption under section 614(3) ICTA.

Payments made to the manager of an individual savings account or a personal equity plan may also be made gross.

The Company will also not be required to withhold income tax at source from a PID where the Company reasonably believes that the body beneficially entitled to the PID is a partnership each member of which is either a body described in the paragraph above or the European Investment Fund.

In order to pay a PID without withholding tax, the Company will need to be satisfied that the shareholder concerned is entitled to that treatment. For that purpose, the Company will require such shareholders to submit a valid claim form (copies of which may be obtained on request) from the Company's Registrars, Capita Registrars.

A summary in tabular form of the UK tax position of distributions made by the Company for certain groups of shareholders is shown below.

1. UK Resident Individual

PID	Dividend
• Tax withheld at 22%. • Taxed at his/her marginal rate. • Credit is given for the tax withheld by the UK-REIT. Therefore, to the extent that the individual is a lower or higher rate tax payer, a repayment or further tax may be due.	• No tax withheld by UK-REIT. • Treated as dividend income grossed up by 100/90 to include in the individual's income tax calculation. • Taxed as top slice of income. • Notional tax credit of 10% is available. Therefore, only if the individual is a higher rate tax payer will further tax be due.

2. UK Resident Company

PID	Dividend
• No tax withheld by UK-REIT. • Subject to Corporation Tax at 30%.	• No tax withheld by UK-REIT. • Treated as a normal dividend –exempt from tax.

3. Non UK Resident Company

PID	Dividend
• Tax withheld by UK-REIT on the distribution • May reclaim the difference between 22% withholding and the relevant dividend withholding tax rate agreed under the relevant double tax treaty (if applicable) (typically to 15%). • No further UK tax.	• No tax withheld by UK-REIT. • Not subject to UK tax.

4. UK Tax Exempt shareholder

PID	Dividend
• No tax withheld by UK-REIT. • Not taxable in the hands of the shareholder.	• No tax withheld by UK-REIT. • No UK tax.

C. UK TAXATION OF CHARGEABLE GAINS, STAMP DUTY AND STAMP DUTY RESERVE TAX IN RESPECT OF SHARES IN THE COMPANY

Subject to the paragraph headed "Introduction", above, the following comments apply to both individual and corporate shareholders, regardless of whether such shareholders are resident for tax purposes in the UK.

i. UK taxation of chargeable gains

Chargeable gains arising on the disposal of shares in the Company following entry into the UK-REIT regime should be taxed in the same way as chargeable gains arising on the disposal of shares in the Company prior to entry into the UK-REIT regime. The entry of the Group into the UK-REIT regime will not constitute a disposal of shares in the Company by shareholders for UK chargeable gains purposes.

ii. UK stamp duty and UK stamp duty reserve tax ("SDRT")

A conveyance or transfer on sale or other disposal of shares in the Company following entry into the UK-REIT regime will be subject to UK stamp duty or UK SDRT in the same way as it would have been prior to entry into the UK-REIT regime.

PART IV

FURTHER INFORMATION ON THE PROPOSED AMENDMENTS TO THE ARTICLES

As explained in the letter from the Chairman, it is proposed that the Articles of Association should be amended in order to enable the Company to demonstrate to HMRC that it has taken reasonable steps to avoid paying a dividend (or making any other distribution) to a Substantial Shareholder.

For these purposes "**Company**" includes any body corporate and certain entities which are deemed to be bodies corporate for the purposes of overseas jurisdictions with which the UK has a double taxation agreement or for the purposes of such double tax agreements.

If a distribution is paid to a Substantial Shareholder and the Company has not taken reasonable steps to avoid doing so, the Company would become subject to a tax charge.

The proposed amendments to the Articles will include the insertion of a new Article (the "**new Article**"). The text of the new Article is set out in the notice convening the EGM that is set out at the end of this circular.

The new Article:

(A) provides directors with powers to identify Substantial Shareholders;

(B) prohibits the payment of dividends on shares that form part of a Substantial Shareholding, unless certain conditions are met;

(C) allows dividends to be paid on shares that form part of a Substantial Shareholding where the shareholder has disposed of its rights to dividends on its shares; and

(D) seeks to ensure that if a dividend is paid on shares that form part of a Substantial Shareholding and arrangements of the kind referred to in (C) are not met, the Substantial Shareholder concerned does not become beneficially entitled to that dividend.

References in this Part to dividends include any other distributions.

The effect of the new Article is explained in more detail below:

(A) *Identification of Substantial Shareholders*

The share register of the Company records the legal owner and the number of shares they own in the Company but does not identify the persons who are beneficial owners of the shares or are entitled to control the voting rights attached to the shares or are beneficially entitled to dividends. While the

requirements for the notification of interests in shares provided in Part VI of the Companies Act 1985 (the "**Act**") and the Board's rights to require disclosure of such interests (pursuant to Section 212 of the Act and Article 9 of the Articles) should assist in the identification of Substantial Shareholders, if those provisions are not on their own sufficient.

Accordingly, the new Article would require a Substantial Shareholder and any registered shareholder holding shares on behalf of a Substantial Shareholder to notify the Company if his shares form part of a Substantial Shareholding. Such a notice must be given within two business days. If a person is a Substantial Shareholder at the date the new Article is adopted, that Substantial Shareholder (and any registered shareholder holding shares on its behalf) must give such a notice within two business days after the date the new Article is adopted. The new Article gives the Board the right to require any person to provide information in relation to any shares in order to determine whether the shares form part of a Substantial Shareholding. If the required information is not provided within the time specified (which would be seven days after a request is made or such other period as the Board may decide), the Board would be entitled to impose sanctions, including withholding dividends (as described in paragraph (B) below) and/or requiring the transfer of the shares to another person who is not, and does not thereby become, a Substantial Shareholder (as described in paragraph (E) below).

(B) *Preventing payment of a dividend to a Substantial Shareholder*

The new Article provides that a dividend will not be paid on any shares that the Board believes may form part of a Substantial Shareholding unless the Board is satisfied that the Substantial Shareholder is not beneficially entitled to the dividend.

If in these circumstances payment of a dividend is withheld, the dividend will be paid subsequently if the Board is satisfied that:

- the Substantial Shareholder concerned is not beneficially entitled to the dividends (see also (C) below);
- the shareholding is not part of a Substantial Shareholding;
- all or some of the shares and the right to the dividend have been transferred to a person who is not, and does not thereby become, a Substantial Shareholder (in which case the dividends would be paid to the transferee); or
- sufficient shares have been transferred (together with the right to the dividends) such that the shares retained are no longer part of a Substantial Shareholding (in which case the dividends would be paid on the retained shares).

For this purpose references to the "transfer" of a share include the disposal (by any means) of beneficial ownership of, control of voting rights in respect of and beneficial entitlement to dividends in respect of, that share.

(C) *Payment of a dividend where rights to it have been transferred*

The new Article provides that dividends may be paid on shares that form part of a Substantial Shareholding if the Board is satisfied that the right to the dividend has been transferred to a person who is not, and does not thereby become, a Substantial Shareholder and the Board may be satisfied that the right to the dividend has been transferred if it receives a certificate containing appropriate confirmations and assurances from the Substantial Shareholder. Such a certificate may apply to a particular dividend or to all future dividends in respect of shares forming part of a specified Substantial Shareholding, until notice rescinding the certificate is received by the Company. A certificate that deals with future dividends will include undertakings by the person providing the certificate:

(a) to ensure that the entitlement to future dividends will be disposed of; and

(b) to inform the Company immediately of any circumstances which would render the certificate no longer accurate.

The Directors may require that any such certificate is copied or provided to such persons as they may determine, including HMRC.

If the Board believes a certificate given in these circumstances is or has become inaccurate, then it will be able to withhold payment of future dividends (as described in paragraph (B) above). In addition, the Board may require a Substantial Shareholder to pay to the Company the amount of any tax payable (and other costs incurred) as a result of a dividend having been paid to a Substantial Shareholder in reliance on the inaccurate certificate (as described in paragraph (E) below). The Board may require a sale of the relevant shares and retain the amount claimed from the proceeds.

Certificates provided in the circumstances described above will be of considerable importance to the Company in determining whether dividends can be paid. If the Company suffers loss as a result of any misrepresentation or breach of undertaking given in such a certificate, it may seek to recover damages directly from the person who has provided it. Any such tax may also be recovered out of dividends to which the Substantial Shareholder concerned may become entitled in the future.

The effect of these provisions is that there is no restriction on a person becoming or remaining a Substantial Shareholder provided that the person who does so makes appropriate arrangements to divest itself of the entitlement to dividends.

(D) *Trust arrangements where rights to dividends have not been disposed of by Substantial Shareholder*

The new Article provides that if a dividend is in fact paid on shares forming part of a Substantial Shareholding (which might occur, for example, if a Substantial Shareholding is split among a number of nominees and is not notified to the Company prior to a dividend payment date) the dividends so paid are to be held on trust by the recipient for any person (who is not a Substantial Shareholder) nominated by the Substantial Shareholder concerned. The person nominated as the beneficiary could be the purchaser of the shares if the Substantial Shareholder is in the process of selling down their holding so as not to cause the Company to breach the Substantial Shareholder rule. If the Substantial Shareholder does not nominate anyone within 12 years, the dividend concerned will be held on trust for the Company.

If the recipient of the dividend passes it on to another without being aware that the shares in respect of which the dividend was paid were part of a Substantial Shareholding, the recipient will have no liability as a result. However, the Substantial Shareholder who receives the dividend should do so subject to the terms of the trust and as a result may not claim to be beneficially entitled to those dividends.

(E) *Mandatory sale of Substantial Shareholdings*

The new Article also allows the Board to require the disposal of shares forming part of a Substantial Shareholding if:

- if a Substantial Shareholder has been identified and a dividend has been announced or declared and the Board has not been satisfied that the Substantial Shareholder has transferred the right to the dividend (or otherwise is not beneficially entitled to it);
- there has been a failure to provide information requested by the Board; or
- any information provided by any person proves materially inaccurate or misleading.

In these circumstances, if the Company incurs a charge to tax as a result of one of these events, the Board may, instead of requiring the shareholder to dispose of the shares, arrange for the sale of the relevant shares and for the Company to retain from the sale proceeds an amount equal to any tax so payable.

The new Article has been discussed with HMRC which has confirmed that they constitute "reasonable steps" to avoid paying a dividend to a Substantial Shareholder for the purposes of the legislation.

(F) Takeovers

The new Article does not prevent a person from acquiring control of the Company through a takeover or otherwise, although as explained above, such an event may cause the Group to cease to qualify as a REIT.

(G) Other

The new Article also gives the Company power to require any shareholder who applies to be paid dividends without any tax withheld to provide such certificate as the Board may require to establish the shareholder's entitlement to that treatment.

PART V

PRIMARY HEALTH PROPERTIES PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of Primary Health Properties PLC (the "**Company**") will be held in The Board Room, Ground Floor, Ryder Court, Ryder Street London SW1Y 6QB, on 18 December 2006 at 11 a.m. to consider and, if thought fit, to pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

THAT, with effect from (and including) the first day of the calendar year following the date of this resolution in respect of which the Company has given a valid notice under section 109 of the Finance Act 2006, the Articles of Association be and they are hereby amended by the insertion of the following as new Articles 161 to 167:

161 **Real Estate Investment Trust**

Cardinal principle

161.1 It is a cardinal principle that, for so long as the Company is the principal company in a real estate investment trust ("**REIT**") for the purposes of Part 4 of the Finance Act 2006, as such Part may be modified, supplemented or replaced from time to time, no member of the Group should be liable to pay tax under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution.

161 .2 This Article supports such cardinal principle by, among other things, imposing restrictions and obligations on the shareholders of the Company and, indirectly, certain other Persons who may have an interest in the Company, and shall be construed accordingly so as to give effect to such cardinal principle.

162 Definitions and interpretation

162.1 For the purposes of this Article, the following words and expressions shall bear the following meanings:

- "**business day**" means a day (not being a Saturday or Sunday) on which banks are normally open for business in London;
- "**Distribution**" means any dividend or other distribution on or in respect of the shares of

the Company and references to a Distribution being paid include a distribution not involving a cash payment being made;

- "**Distribution Transfer**" means a disposal or transfer (however effected) by a Person of his rights to a Distribution from the Company such that he is not beneficially entitled (directly or indirectly) to such a Distribution and no Person who is so entitled subsequent to such disposal or transfer (whether the immediate transferee or not) is (whether as a result of the transfer or not) a Substantial Shareholder;

- "**Distribution Transfer Certificate**" means a certificate in such form as the Directors may specify from time to time to the effect that the relevant Person has made a Distribution Transfer, which certificate may be required by the Directors to satisfy them that a Substantial Shareholder is not beneficially entitled (directly or indirectly) to a Distribution;

- "**Excess Charge**" means, in relation to a Distribution which is paid or payable to a Person, all tax or other amounts which the Directors consider may become payable by the Company or any other member of the Group under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulation may be modified, supplemented or replaced from time to time) and any interest, penalties, fines or surcharge attributable to such tax as a result of such Distribution being paid to or in respect of that Person;

- "**Group**" means the Company and the other companies in its group for the purposes of section 134 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time);

- "**HMRC**" means HM Revenue & Customs;

- "**interest in the Company**" includes, without limitation, an interest in a Distribution made or to be made by the Company;

- "**Person**" includes a body of Persons, corporate or unincorporated, wherever domiciled;

- "**Relevant Registered Shareholder**" means a shareholder who holds all or some of the shares in the Company that comprise a Substantial Shareholding (whether or not a Substantial Shareholder);

- "**Reporting Obligation**" means any obligation from time to time of the Company to provide information or reports to HMRC as a result of or in connection with the Company's status as a REIT;

- "**Substantial Shareholding**" means the shares in the Company in relation to which or by virtue of which (in whole or in part) a Person is a Substantial Shareholder;

- "**Substantial Shareholder**" means any person whose interest in the Company, whether

legal or beneficial, direct or indirect, may cause any member of the Group to be liable to pay tax under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution to or in respect of such Person including, at the date of adoption of this Article, any holder of excessive rights as defined in the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006;

162.2 Where under this Article any certificate or declaration may be or is required to be provided by any Person (including, without limitation, a Distribution Transfer Certificate), such certificate or declaration may be required by the Directors (without limitation):

- to be addressed to the Company, the Directors or such other Persons as the Directors may determine (including HMRC);
- to include such information as the Directors consider is required for the Company to comply with any Reporting Obligation;
- to contain such legally binding representations and obligations as the Directors may determine;
- to include an undertaking to notify the Company if the information in the certificate or declaration becomes incorrect, including prior to such change;
- to be copied or provided to such Persons as the Directors may determine (including HMRC); and
- to be executed in such form (including as a deed or deed poll) as the Directors may determine.

162.3This Article shall apply notwithstanding any provisions to the contrary in any other Article (including, without limitation, Articles 129 to 138 (Dividends)).

163 Notification of Substantial Shareholder and other status

163.1 Each shareholder and any other relevant Person shall serve notice in writing on the Company at the Registered Office on:

(a) him becoming a Substantial Shareholder or him being a Substantial Shareholder on the date this Article comes into effect (together with the percentage of voting rights, share capital or dividends he controls or is beneficially entitled to, details of the identity of the shareholder(s) who hold(s) the relevant Substantial Shareholding and such other information, certificates or declarations as the Directors may require from time to time);

(b) him becoming a Relevant Registered Shareholder or being a Relevant Registered Shareholder on the date this Article comes into effect (together with such details of the relevant Substantial Shareholder and such other information, certificates or declarations

as the Directors may require from time to time); and

(c) any change to the particulars contained in any such notice, including on the relevant Person ceasing to be a Substantial Shareholder or a Relevant Registered Shareholder.

Any such notice shall be delivered by the end of the second business day after the day on which the Person becomes a Substantial Shareholder or a Relevant Registered Shareholder (or the date this Article comes into effect, as the case may be) or the change in relevant particulars or within such shorter or longer period as the Directors may specify from time to time.

163.2 The Directors may at any time give notice in writing to any Person requiring him, within such period as may be specified in the notice (being seven days from the date of service of the notice or such shorter or longer period as the Directors may specify in the notice), to deliver to the Company at the Registered Office such information, certificates and declarations as the Directors may require to establish whether or not he is a Substantial Shareholder or a Relevant Registered Shareholder or to comply with any Reporting Obligation. Each such Person shall deliver such information, certificates and declarations within the period specified in such notice.

164 Distributions in respect of Substantial Shareholdings

164.1 In respect of any Distribution, the Directors may, if the Directors determine that the condition set out in Article 161.9 is satisfied in relation to any shares in the Company, withhold payment of such Distribution on or in respect of such shares. Any Distribution so withheld shall be paid as provided in Article 161.10 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment.

164.2 The condition referred to in Article 161.8 is that, in relation to any shares in the Company and any Distribution to be paid or made on and in respect of such shares:

(a) the Directors believe that such shares comprise all or part of a Substantial Shareholding of a Substantial Shareholder; and

(b) the Directors are not satisfied that such Substantial Shareholder would not be beneficially entitled to the Distribution if it was paid,

and, for the avoidance of doubt, if the shares comprise all or part of a Substantial Shareholding in respect of more than one Substantial Shareholder this condition is not satisfied unless it is satisfied in respect of all such Substantial Shareholders.

164.3 If a Distribution has been withheld on or in respect of any shares in the Company in accordance with Article 161.8, it shall be paid as follows:

(c) if it is established to the satisfaction of the Directors that the condition in Article 161.9 is not satisfied in relation to such shares, in which case the whole amount of the Distribution withheld shall be paid; and

(d) if the Directors are satisfied that sufficient interests in all or some of the shares concerned have been transferred to a third party so that such transferred shares no

longer form part of the Substantial Shareholding, in which case the Distribution attributable to such shares shall be paid (provided the Directors are satisfied that following such transfer such shares concerned do not form part of a Substantial Shareholding); and

(e) if the Directors are satisfied that as a result of a transfer of interests in shares referred to in (b) above the remaining shares no longer form part of a Substantial Shareholding, in which case the Distribution attributable to such shares shall be paid.

In this Article 161.10, references to the "**transfer**" of a share include the disposal (by any means) of beneficial ownership of, control of voting rights in respect of and beneficial entitlement to dividends in respect of, that share.

164.4 A Substantial Shareholder may satisfy the Directors that he is not beneficially entitled to a Distribution by providing a Distribution Transfer Certificate. The Directors shall be entitled to (but shall not be bound to) accept a Distribution Transfer Certificate as evidence of the matters therein stated and the Directors shall be entitled to require such other information, certifications or declarations as they think fit.

164.5 The Directors may withhold payment of a Distribution on or in respect of any shares in the Company if any notice given by the Directors pursuant to Article 161.7 in relation to such shares shall not have been complied with to the satisfaction of the Directors within the period specified in such notice. Any Distribution so withheld will be paid when the notice is complied with to the satisfaction of the Directors unless the Directors withhold payment pursuant to Article 161.8 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment.

164.6 If the Directors decide that payment of a Distribution should be withheld under Articles 161.8 or 161.12, they shall within five business days give notice in writing of that decision to the Relevant Registered Shareholder.

164.7 If any Distribution shall be paid on a Substantial Shareholding and an Excess Charge becomes payable, the Substantial Shareholder shall pay the amount of such Excess Charge and all costs and expenses incurred by the Company in connection with the recovery of such amount to the Company on demand by the Company. Without prejudice to the right of the Company to claim such amount from the Substantial Shareholder, such recovery may be made out of the proceeds of any disposal pursuant to Article 161.21 or out of any subsequent Distribution in respect of the shares to such Person or to the shareholders of all shares in relation to or by virtue of which the Directors believe that Person has an interest in the Company (whether that Person is at that time a Substantial Shareholder or not).

165 Distribution Trust

165.1 If a Distribution is paid on or in respect of a Substantial Shareholding Distribution paid in circumstances where the Substantial Shareholder is not beneficially entitled to the Distribution), the Distribution and any income arising from it shall be held by the payee or other recipient to whom the Distribution is transferred by the payee on trust absolutely for the Persons nominated by the relevant Substantial Shareholder under Article 161.16 in such proportions as the relevant Substantial Shareholder shall in the nomination direct or, subject to and in default of such

nomination being validly made within 12 years after the date the Distribution is made, for the Company as may be nominated by the Directors from time to time.

165.2 The relevant Substantial Shareholder of shares of the Company in respect of which a Distribution is paid shall be entitled to nominate in writing any two or more Persons (not being Substantial Shareholders) to be the beneficiaries of the trust on which the Distribution is held under Article 161.15 and the Substantial Shareholder may in any such nomination state the proportions in which the Distribution is to be held on trust for the nominated Persons, failing which the Distribution shall be held on trust for the nominated Persons in equal proportions. No Person may be nominated under this Article 161 who is or would, on becoming a beneficiary in accordance with the nomination, become a Substantial Shareholder. If the Substantial Shareholder making the nomination is not by virtue of Article 161.15 the trustee of the trust, the nomination shall not take effect until it is delivered to the Person who is the trustee.

165.3 Any income arising from a Distribution which is held on trust under Article 161.15 shall until the earlier of (i) the making of a valid nomination under Article 161.16 and (ii) the expiry of the period of 12 years from the date when the Distribution is paid be accumulated as an accretion to the Distribution. Income shall be treated as arising when payable, so that no apportionment shall take place.

165.4 No Person who by virtue of Article 161.15 holds a Distribution on trust shall be under any obligation to invest the Distribution or to deposit it in an interest-bearing account.

165.5 No Person who by virtue of Article 161.15 holds a Distribution on trust shall be liable for any breach of trust unless due to his own wilful fraud or wrongdoing or, in the case of an incorporated Person, the fraud or wilful wrongdoing of its directors, officers or employees.

166 Obligation to dispose

166.1 If at any time, the Directors believe that:

(f) in respect of any Distribution declared or announced, the condition set out in Article 161.9 is satisfied in respect of any shares in the Company in relation to that Distribution;

(g) a notice given by the Directors pursuant to Article 161.7 in relation to any shares in the Company has not been complied with to the satisfaction of the Directors within the period specified in such notice; or

(h) any information, certificate or declaration provided by a Person in relation to any shares in the Company for the purposes of the preceding provisions of this Article 161 was materially inaccurate or misleading,

the Directors may give notice in writing (a "**Disposal Notice**") to any Persons they believe are Relevant Registered Shareholders in respect of the relevant shares requiring such Relevant Registered Shareholders within 21 days of the date of service of the notice (or such longer or shorter time as the Directors consider to be appropriate in the circumstances) to dispose of such number of shares the Directors may in such notice specify or to take such other steps as will

cause the condition set out in Article 161.9 no longer to be satisfied. The Directors may, if they think fit, withdraw a Disposal Notice.

166.2 If:

(i) the requirements of a Disposal Notice are not complied with to the satisfaction of the Directors within the period specified in the relevant notice and the relevant Disposal Notice is not withdrawn; or

(ii) a Distribution is paid on a Substantial Shareholding and an Excess Charge becomes payable;

the Directors may arrange for the Company to sell all or some of the shares to which the Disposal Notice relates or, as the case may be, that form part of the Substantial Shareholding concerned. For this purpose, the Directors may make such arrangements as they deem appropriate. In particular, without limitation, they may authorise any officer or employee of the Company to execute any transfer or other document on behalf of the holder or holders of the relevant share and, in the case of a share in uncertificated form, may make such arrangements as they think fit on behalf of the relevant holder or holders to transfer title to the relevant share through a relevant system.

166.3 Any sale pursuant to Article 161.21 above shall be at the price which the Directors consider is the best price reasonably obtainable and the Directors shall not be liable to the holder or holders of the relevant share for any alleged deficiency in the amount of the sale proceeds or any other matter relating to the sale.

166.4 The net proceeds of the sale of any share under Article 161.21 (less any amount to be retained pursuant to Article 161.14 and the expenses of sale) shall be paid over by the Company to the former holder or holders of the relevant share upon surrender of any certificate or other evidence of title relating to it, without interest. The receipt of the Company shall be a good discharge for the purchase money.

166.5 The title of any transferee of shares shall not be affected by an irregularity or invalidity of any actions purportedly taken pursuant to this Article 161.

167 General

167.1 The Directors shall be entitled to presume without enquiry, unless any Director has reason to believe otherwise, that a Person is not a Substantial Shareholder or a Relevant Registered Shareholder.

167.2 The Directors shall not be required to give any reasons for any decision or determination (including any decision or determination not to take action in respect of a particular Person) pursuant to this Article 161 and any such determination or decision shall be final and binding on all Persons unless and until it is revoked or changed by the Directors. Any disposal or transfer made or other thing done by or on behalf of the Board or any Director pursuant to this Article 161 shall be binding on all Persons and shall not be open to challenge on any ground whatsoever.

167.3 Without limiting their liability to the Company, the Directors shall be under no liability to any other Person, and the Company shall be under no liability to any shareholder or any other Person, for identifying or failing to identify any Person as a Substantial Shareholder or a Relevant Registered Shareholder.

167.4 The Directors shall not be obliged to serve any notice required under this Article 161 upon any Person if they do not know either his identity or his address. The absence of service of such a notice in such circumstances or any accidental error in or failure to give any notice to any Person upon whom notice is required to be served under this Article 161 shall not prevent the implementation of or invalidate any procedure under this Article 161.

167.5 The provisions of Articles 151 to 158 shall apply to the service upon any Person of any notice required by this Article. Any notice required by this Article 161 to be served upon a Person who is not a shareholder or upon a Person who is a shareholder but whose address is not within the United Kingdom and who has failed to supply to the company an address within the United Kingdom pursuant to Article 153, shall be deemed validly served if such notice is sent through the post in a pre-paid cover addressed to that Person or shareholder at the address if any, at which the Directors believe him to be resident or carrying on business or, in the case of a holder of depository receipts or similar securities, to the address, if any, in the register of holders of the relevant securities. Service shall, in such a case be deemed to be effected on the day of posting and it shall be sufficient proof of service if that notice was properly addressed, stamped and posted.

167.6 Any notice required or permitted to be given pursuant to this Article may relate to more than one share and shall specify the share or shares to which it relates.

167.7 The Directors may require from time to time any Person who is or claims to be a Person to whom a Distribution may be paid without deduction of tax under Regulation 7 of the Real Estate Investment Trusts (Assessment, Collection and Recovery of Tax) Regulations 2006 to provide such certificates or declarations as they may require from time to time.

167.8 These Articles may be amended by special resolution from time to time, including to give powers to the Directors to take such steps as they may require in order to ensure that the Company can satisfy Condition 4 of Section 106 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time) which relates to close company status, which powers may include the ability to arrange for the sale of shares on behalf of shareholders.

By order of the Board
J O Hambro Capital Management Limited
Secretary
Ground Floor
Ryder Court
14 Ryder Street
London
SW1Y 6QB

Registered Office

Ground Floor
Ryder Court
14 Ryder Street
London
SW1Y 6QB

20 November 2006

Notes:

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy does not need to be a member of the Company. A proxy may not speak at the meeting except with the permission of the Chairman of the meeting and may only vote on a poll (not on a show of hands).

2. A reply paid form of proxy is enclosed. To be valid, the form of proxy and the original (or a certified true copy) of any power of attorney or other authority under which the form of proxy is signed must be deposited at the office of the Company's Registrars, whose address is shown on the form of proxy, no later than 11a.m. on 16 December 2006 (or, in the event of an adjournment, the time which is 48 hours before the adjourned meeting). Completion of the form of proxy will not affect the right of a Shareholder to attend and vote at this meeting.

3. Under regulation 41 of the Uncertificated Securities Regulations 2001, only persons included in the register of members of the Company at 6.00 p.m. on 16 December 2006 (or, in the event of any adjournment, 6.00 p.m. on the date which is two days before time of the adjourned meeting) are entitled to attend or vote at the meeting in respect of the shares registered in their names at that time. Changes to entries on the register after the relevant deadline shall be disregarded in determining the rights of any person to attend or vote at the meeting (or adjourned meeting).

Exhibit 24

Primary Health Properties PLC (the "Company") - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 the Company notifies the market of the following:

The Company's issued share capital consists of 24, 277,718 Ordinary Shares with voting rights. Therefore, the total number of voting rights is 24, 277,718.

The above figure (24,277,718) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Exhibit 25

18 December 2006

Primary Health Properties PLC

("PHP" or the "Company")

Result of Extraordinary General Meeting

Approval of UK-REIT conversion

PHP, the provider of modern primary healthcare facilities, is pleased to announce that its proposed conversion t

- Company will convert on the earliest possible date - 1 January 2007
- Company believes it will achieve significant annual tax savings on income and capital gains tax paid on disp
- Conversion expected to incur one-off charge of £4.5m, based on value of assets to form tax exempt busines
- From 1 January, Company to pay minimum of 90% of the profits of the tax exempt business by way of divid

The resolution as set out in full in the Notice of Meeting dated 20 November 2006 and made available at the me

Proxies 12,436,770 in favour and 525 against, 34,250 discretionary and 29,800 withheld were received.

Harry Hyman, Executive Managing Director of PHP, said:

"We are delighted that we have gained shareholder approval for this important change and are now able to convert to a UK registered REIT. We see this as a highly beneficial opportunity for PHP investors and are pleased that the shareholders appreciate the potential that converting to a REIT offers. PHP has always implemented a policy of maximum possible distribution of after tax profits and REIT status will allow us to enhance this policy. All tax transparency gains will be passed directly to our shareholders - maximising their returns - a key PHP policy."

-ends-

Enquiries:

Bell Pottinger Corporate & Financial
David Rydell/ Victoria Geoghegan — **Tel: 020 7861 3232**

Primary Health Properties PLC
Harry Hyman, Managing Director — **Tel: 01483 306 912**

Exhibit 26

For immediate release
[●]-22 December 2006]

Primary Health Properties plc

Acquisition of CHH Ltd for £39.2 million

Primary Health Properties PLC (FTSE: PHP), the provider of modern primary healthcare facilities, is pleased to announce that it has exchanged contracts to acquire CHH Ltd ("CHH") for a total cash consideration of £39.225 million. CHH is the holding company of a group of companies that owns nine primary healthcare facilities across the UK which will be incorporated into an enlarged PHP portfolio and managed by existing PHP resources.

The costs of the acquisition are being financed from existing cash facilities.

Of the nine centres, three are still under construction and are anticipated to be completed by th

The consideration for the acquisition is structured so that an initial consideration of approximate

The total gross assets being acquired once fully developed amounts to £39.225 million. These

Following the purchase, PHP will have increased its property portfolio to 95 primary care faciliti

Managing Director, PHP, Harry Hyman commented:

"We are delighted with the acquisition. We have long held the view that to continue to lead the r

-ends-

Enquiries:

Bell Pottinger Corporate & Financial
David Rydell/ Victoria Geoghegan — Tel: 020 7861 3232

Primary Health Properties PLC
Harry Hyman, Managing Director — Tel: 01483 306912

Notes to editors:

The nine primary healthcare facilities in the acquistion portfolio are:

St George's Medical Centre, Sheerness, Kent
Hetherington Group Practice, London, SW4
Lamps Court Surgery, London, SE5
Hailey View Surgery, Hoddesdon, Herts
St. Stephen's Gate Medical Centre, Norwich, Norfolk

Robin Hood Lane Health Centre, Sutton, Surrey (completion March 2008)
Milton Keynes Medical Centre, Milton Keynes, Beds
Sheerness Medical Centre, Sheerness, Kent (completion end 2007)
Dumbledore Primary Care Centre, Handcross, Sussex (completion end 2007)

Exhibit 27

Primary Health Properties PLC

("PHP" or the "Company")

UK-REIT Conversion and change of accounting reference date

- PHP, the provider of modern primary healthcare facilities, today announces that its conversion to UK-REIT status took effect from 1 January 2007.
- In June 2006, PHP announced its intention to convert to a UK -REIT. Shareholders approved conversion on 18 December 2006. Conversion effective from 1 January 2007- the earliest possible conversion date.
- The Company will achieve significant annual tax savings on income and capital gains tax paid on disposal of assets
- The Company will now pay minimum of 90% of the profits of the tax exempt business in dividends - in line with current dividend policy and in accordance with REIT legislation.
- The Company also announces, with effect from 1 January 2007, the change of its accounting reference date to 31 December. The current accounting reference period, which commenced on 1 July 2006, will therefore comprise 18 months ending 31 December 2007. The Company will publish interim financial statements for the 6 months ended 31 December 2006 and 6 months ending 30 June 2007, prior to publishing final financial statements for the 18 months ending 31 December 2007.

Harry Hyman, Executive Managing Director of PHP, said:

"I am extremely pleased that we have been able to complete the UK -REIT conversion. Our new status will enhance overall shareholder returns, augment the company's growth prospects, and significantly reduce the Company's corporate income taxes. At PHP, we have always believed in maximum possible distribution of after tax profits to shareholders and UK- REIT status will allow us to further implement this policy. We look to the future with enthusiasm."

-ends-

Enquiries:

Bell Pottinger Corporate & Financial
David Rydell/ Victoria Geoghegan **Tel: 020 7861 3232**

Primary Health Properties PLC
Harry Hyman, Managing Director **Tel: 01483 306 912**

Exhibit 28

PRIMARY HEALTH PROPERTIES PLC ('PHP PLC')
Modern accommodation for the Provision of Primary Health Care Services

Interim Results for the six months ended 31 December 2006

Group Financial Highlights

*Portfolio revaluation increased by £13.4m to £260.3m

*Diluted NAV per share increased 38% to 420.9p (30 June 2006: 305.1p)

*Portfolio owned, leased and committed increased by 40% to £293.8m (2005: £209.9m)

*Pre tax profits totalled £9.0m (2005: £9.4m)

*Basic earnings per share increased by 268% to 125.4p (2005: 34.1p)

*Adjusted earnings per share increased by 6% to 6.9p (2005: 6.5p)

*Dividend increased by 11% to 7.5p (2005: 6.75p)

*Successful acquisition and integration of CHH for £30.9m in December 2006

* Placing of £32m underwritten by Numis Securities Limited and Open Offer of £8m announced 15 March 2007

Harry Hyman, Managing Director, commented:

"The first half of our financial year has started strongly with all of our key performance indicators rising. The commercial property market continued to enjoy strong investor demand and rental appreciation has been positive. We took the opportunity to make the strategic acquisition of CHH which has now been fully integrated and is performing well. I am pleased to announce today that the Company is, subject to Shareholder approval, raising up to £40m of new equity to further develop the business. The second half has started well and the Board looks forward to the future with confidence."

Enquiries:

Bell Pottinger Corporate & Financial
David Rydell/Victoria Geoghegan
Tel: 020 7861 3232

Primary Health Properties PLC
Harry Hyman
Managing Director
Tel: 01483 306912
Mobile: 07973 344768

Chairman's Statement

In June 2006, the Group announced its intention to convert to a real estate investment trust ("UK-REIT") and on 1 January 2007 the Group's conversion to a UK-REIT became effective.

The Group also, with effect from 1 January 2007, changed its accounting reference date to 31 December. The current accounting period, which commenced on 1 July 2006, will therefore comprise 18 months ending 31 December 2007. In addition to the publication of these financial statements for the six months ended 31 December 2006, the Group will prepare a second interim report for the six months ending 30 June 2007 and final financial statements for the 18 months ending 31 December 2007.

The results of the Group for the six months ended 31 December 2006 reflect further progress. The Group has continued to expand its portfolio of modern purpose built primary care properties, both through individual asset purchases from a number of developers and by portfolio acquisitions, having recently completed, in December 2006, the acquisition of Cathedral Healthcare (Holdings) Limited ("CHH") with its portfolio of nine properties, for a cash consideration of £30.9m.

The total gross assets acquired as a result of the CHH acquisition, once fully developed, are expected to amount t

As a result of the regular six monthly review, the property portfolio has increased by £13.4m, with the diluted net asset value per share increasing by 38% to 420.9p per share compared to 305.1p at 30 June 2006. This increase reflects both higher rents and the tightening of yields in the market.

As a consequence of the CHH acquisition, continued individual property acquisitions and the revaluation surplus, the Group's investment portfolio, at 31 December 2006, had risen to £260.3m. The Group's closing portfolio, including development loans, leases and commitments, totalled £293.8m.

The Group's profit before taxation, for the six months to 31 December 2006, totalled £9.0m (2005: £9.4m), a decrease of 4.2%. After the UK-REIT conversion charge and release of the deferred tax provision, profit after tax for the period was £29.6m (2005: £7.7m). Diluted earnings per share, which include the benefit of revaluation gains on investment properties, were 125.4p, an increase of 280% over the first half of last year (33.0p). Adjusted diluted earnings per share for the first half were 6.9p, 6% higher than the interim period last year (6.5p).

The Board proposes to pay an interim dividend of 7.5p per share, a rise of 0.75p per share over last year's interim dividend. The dividend will be paid on 22 May 2007 to Shareholders on the Register of Members on 23 March 2007.

During the six months ended 31 December 2006, the Group has taken delivery of £34.9m of completed and fully let properties at Didsbury, Clowne, Hythe, Wombwell, Sheerness, Clapham, Hoddesden, Milton Keynes, Oxted and Norwich and entered into new commitments totalling £34.5m during the period at Penkridge, Kettering, Sheerness, Sutton, Handcross, Wednesbury, Hoddesden (extension) and Milton Keynes (extension).

The table below sets out the portfolio as at 31 December 2006:

	31 December 2006 £m	30 June 2006 £m	31 December 2005 £m
Investment properties	245.5	197.5	180.2
Development properties	9.5	-	-
Properties in the course of development	2.8	2.1	3.2
Total investment properties	**257.8**	**199.6**	**183.4**
Finance leases	2.5	2.5	2.5
Total owned and leased	**260.3**	**202.1**	**185.9**
Development loans	1.2	1.7	1.8
Total owned and leased (including development loans)	**261.5**	**203.8**	**187.7**
Deposits paid	0.1	0.1	0.2
Committed	32.2	20.9	22.0
Total owned, leased and committed	**293.8**	**224.8**	**209.9**

Although there have been reports of funding delays within the NHS, the Group has a strong forward pipeline of transactions. The annualised rent roll has increased from £11.3m at 30 June 2006 to £13.3m at 31 December 2006, representing both new deliveries and rental increases. Rental increases secured during the period amounted to £0.3m. On balance, the Group continues to obtain satisfactory rent reviews.

The Group continues to monitor its exposure to interest rates and, during the period, has consolidated the RBS interest rate swaps. The gearing of the Group was 59% as at 31 December 2006 (based on the value of property covering debt) and the Group has covered 59% of its exposure to interest rates for the remainder of the financial period. The Group has broadly similar hedging in place for the next eight years.

The share save scheme currently has 35 members representing 83,779 shares. Further details can be found on the website: www.phpgroup.co.uk.

The Board has made alternative arrangements with the Registrar, Capita IRG, to offer a dividend reinvestment scheme for Shareholders who wish to reinvest their dividend as shares. A letter explaining this scheme, together with terms and conditions and an application form, will be posted to new Shareholders with the published Interim Report.

On 21 September 2006, the Joint Managers exercised their options to acquire 1.6m shares at a price of £1.71 per share pursuant to the Management Options agreement dated 17 September 2003. The number of shares in issue as at 31 December 2006 was 24,277,718.

On 16 November 2006, Shareholders approved the amendments to the Management Agreement by way of a Deed of Variation whereby the Joint Managers will be entitled to a performance incentive fee.

On 14 February 2007, the Group negotiated a £20m increase in loan facilities to £140m from The Royal Bank of Scotland plc and a £20m increase to £50m from Allied Irish Banks, p.l.c.

The portfolio now has some 89 properties with a further seven contracted for delivery and two extensions also contracted for delivery. The portfolio has performed extremely well and the Board believes that the combination of the high-quality property portfolio, long lease lengths and strong covenant quality make a desirable portfolio for future income and capital appreciation.

G A Elliot
Chairman
14 March 2007

GROUP INCOME STATEMENT
for the six months ended 31 December 2006

	Note	Six months ended 31 December 2006 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)	Six months ended 31 December 2005 £'000 (unaudited)
Rental income		6,410	10,850	5,303
Finance lease income		141	281	140
Rental and related income		6,551	11,131	5,443
Net valuation gain on property portfolio		13,442	14,997	7,837
Net gain on disposal of property		44	401	-
Administrative expenses		(2,271)	(2,689)	(1,308)
Exceptional items:				
Goodwill impairment	2	(5,339)	-	-
UK-REIT conversion costs		(175)	-	-
Operating profit before financing costs		12,252	23,840	11,972
Finance income		110	258	161
Finance costs		(3,394)	(5,695)	(2,768)
Profit before tax		8,968	18,403	9,365
Current taxation	7	-	465	-
Deferred taxation charge for the period	7	(3,880)	(2,931)	(1,639)
Deferred taxation release on conversion to UK-REIT	7	29,622	-	-
Conversion to UK-REIT charge		(5,157)	-	-
Taxation credit/(expense)		20,585	(2,466)	(1,639)
Profit for the period*		29,553	15,937	7,726
Earnings per share – basic	4	125.4p	70.3p	34.1p
- diluted	4	125.4p	67.7p	33.0p
Adjusted earnings per share – basic	4	6.9p	17.1p	6.7p
- diluted	4	6.9p	16.5p	6.5p
Dividends paid:	6	£'000	£'000	£'000
Final dividend for the year ended 30 June 2006 (6.75p)		1,639	-	-
Interim dividend for the year ended 30 June 2006 (6.75p)		-	1,531	-
Final dividend for the year ended 30 June 2005 (6.0p)		-	1,359	1,359

* Wholly attributable to equity shareholders of Primary Health Properties PLC

All activities are continuing.

GROUP BALANCE SHEET
as at 31 December 2006

	Note	At 31 December 2006 £'000 (unaudited)	At 30 June 2006 £'000 (audited)	At 31 December 2005 £'000 (unaudited)
Non current assets				
Investment properties	3	248,316	199,569	183,430
Development properties	3	9,525	-	-
Development loans		1,184	1,712	1,758
Net investment in finance leases		2,487	2,492	2,510
Derivative interest rate swaps		1,901	1,415	-
		263,413	205,188	187,698
Current assets				
Trade and other receivables		1,855	1,470	1,678
Net investment in finance leases		12	12	-
Cash and cash equivalents		3,829	3,973	2,236
		5,696	5,455	3,914
Total assets		269,109	210,643	191,612
Current liabilities				
Derivative interest rate swaps		-	(74)	-
Corporation tax payable		(201)	(181)	(681)
UK-REIT conversion charge payable	1	(645)	-	-
Deferred rental income		(2,988)	(2,466)	(2,347)
Trade and other payables		(4,591)	(2,604)	(3,472)
		(8,425)	(5,325)	(6,500)
Non current liabilities				
Term Loan		(153,250)	(112,800)	(102,000)
Deferred tax	7	-	(21,193)	(18,930)
UK-REIT conversion charge payable	1	(4,512)	-	-
Derivative interest rate swaps		(735)	-	(1,896)
		(158,497)	(133,993)	(122,826)
Total liabilities		(166,922)	(139,318)	(129,326)
Net assets		102,187	71,325	62,286
Equity				
Share capital		12,139	11,339	11,339
Share premium		13,943	12,022	12,022
Capital reserve		1,618	1,618	1,618
Cash flow hedging reserve		1,166	939	(1,327)
Retained earnings		73,321	45,407	38,634
Total equity *		102,187	71,325	62,286
Net asset value per share	Note			
- basic	8	420.9p	314.5p	274.7p
- diluted	8	420.9p	305.1p	267.8p

Adjusted net asset value per share				
- basic	8	420.9p	408.0p	358.1p
- diluted	8	420.9p	392.4p	345.8p

* Wholly attributable to equity holders of Primary Health Properties PLC

These financial statements have been prepared in accordance with the accounting policies set out in the latest Annual Report for the year ended 30 June 2006.

Group Statement of Changes in Equity
for the six months ended 31 December 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
30 June 2006	11,339	12,022	1,618	939	45,407	71,325
Profit for the period	-	-	-	-	29,553	29,553
Transfer to income statement on cash flow hedges	-	-	-	5	-	5
Income and expense recognised directly in equity:						
Loss on cashflow hedges taken to equity	-	-	-	(180)	-	(180)
Deferred tax on loss on cashflow hedges for the period	-	-	-	52	-	52
Deferred tax on cashflow hedges released *	-	-	-	350	-	350
Total recognised income and expense for the period	-	-	-	227	29,553	29,780
Issue of shares (net of expenses)	800	1,921	-	-	-	2,721
Dividends paid:						
Final dividend for the year ended 30 June 2006 (6.75p)	-	-	-	-	(1,639)	(1,639)
31 December 2006	12,139	13,943	1,618	1,166	73,321	102,187

*Deferred tax has been released due to impending conversion to UK-REIT.

Group Statement of Changes in Equity
for the year ended 30 June 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
1 July 2005	11,326	11,952	1,618	(1,292)	32,175	55,779
Profit for the period	-	-	-	-	15,937	15,937
Transfer to income statement on cashflow hedges	-	-	-	238	-	238
Income and expense recognised directly in equity:						
Gains on cashflow hedges taken to equity	-	-	-	2,949	-	2,949
Deferred tax on cashflow hedges taken to equity	-	-	-	(956)	-	(956)
Total recognised income and expense for the period	-	-	-	2,231	15,937	18,168
Issue of shares	13	74	-	-	-	87
Issue expenses	-	(4)	-	-	-	(4)
Share based payment charge	-	-	-	-	185	185
Dividends paid:						
Final dividend for the year ended 30 June 2005 (6.0p)	-	-	-	-	(1,359)	(1,359)
Interim dividend for the year ended 30 June 2006 (6.75p)	-	-	-	-	(1,531)	(1,531)
30 June 2006	11,339	12,022	1,618	939	45,407	71,325

Group Statement of Changes in Equity
for the six months ended 31 December 2005

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
1 July 2005	11,326	11,952	1,618	(1,292)	32,175	55,779
Profit for the period	-	-	-	-	7,726	7,726
Transfer to income statement on cashflow hedges	-	-	-	118	-	118
Income and expense recognised directly in equity:						
Losses on cashflow hedges taken to equity	-	-	-	(168)	-	(168)
Deferred tax on cashflow hedges taken to equity	-	-	-	15	-	15
Total recognised income and expense for the period	-	-	-	(35)	7,726	7,691
Issue of shares	13	74	-	-	-	87
Issue expenses	-	(4)	-	-	-	(4)
Share based payment charge	-	-	-	-	92	92
Dividends paid:						
Final dividend for the year ended 30 June 2005 (6.0p)	-	-	-	-	(1,359)	(1,359)
31 December 2005	11,339	12,022	1,618	(1,327)	38,634	62,286

Group Cash Flow Statement
for the six months ended 31 December 2006

	Six months ended 31 December 2006 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)	Six months ended 31 December 2005 £'000 (unaudited)
Operating activities			
Group operating profit before financing costs	12,252	23,840	11,972
Adjustments to reconcile group operating profit to net cash flows from operating activities:			
Less: Revaluation gains on property	(13,442)	(14,997)	(7,837)
Less: Gains on disposal of property	(44)	(401)	-
Plus: Goodwill impairment	5,339	-	-
Plus: Share based payment expense	-	185	92
Decrease/(increase) in trade and other receivables	430	(54)	(196)
Increase in trade and other payables	734	212	160
Cash generated from operations	5,269	8,785	4,191
Interest received from developments	107	219	102
Taxation paid	-	(34)	-
Net cash flow from operating activities	5,376	8,970	4,293
Investing activities			
Receipts from disposal of investment properties	465	7,711	-
Payments to acquire investment properties	(12,891)	(25,770)	(10,459)
Development loans advanced	(1,133)	(2,612)	(749)
Bank interest received	28	47	12
Acquisition of subsidiary	(30,393)	-	-
Net cash flow from investing activities	(43,924)	(20,624)	(11,196)
Financing activities			
Expenses on issue of shares	(5)	(4)	(4)
Cash received on exercise of Management Options	2,726	-	-
Term bank loan	40,450	24,000	13,200
Interest paid	(3,128)	(6,678)	(3,897)
Equity dividends paid	(1,639)	(2,803)	(1,272)
Net cash flow from financing activities	38,404	14,515	8,027
(Decrease)/increase in cash and cash equivalents for the period	(144)	2,861	1,124
Cash and cash equivalents at start of period	3,973	1,112	1,112
Cash and cash equivalents at end of period	3,829	3,973	2,236

NOTES:

1. Accounting Policies

Basis of preparation/ Statement of compliance
The Group's financial statements for the six months to 31 December 2006 have been presented under International Financial Reporting Standards ("IFRS") as adopted by the European Union and on the basis of the accounting policies set out in the statutory accounts for the year ended 30 June 2006, which are also expected to apply for the period ending 31 December 2007.This report is prepared in compliance with IAS34:"Interim Financial Reporting".

The financial information contained in this report does not constitute statutory accounts within the meaning of Section 240 Companies Act 1985. The auditors' report on the full financial statements under section 235 Companies Act 1985, for the year ended 30 June 2006, did not contain a statement under Section 237 (2) or (3) Companies Act 1985. This audit report, which was unqualified, was delivered to the Registrar of Companies together with financial statements for the year ended 30 June 2006.

Convention
The financial statements are presented in Sterling rounded to the nearest thousand.

Segmental reporting
The Group operates under one business segment and one geographical segment, being investment in primary health care property within the United Kingdom.

Basis of consolidation
The Group's financial statements consolidate the financial statements of Primary Health Properties PLC and its wholly owned subsidiary undertakings. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. The financial statements of the subsidiary undertakings are prepared for the accounting reference period ending 31 December each year, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from them, are eliminated.

Conversion to UK-REIT
The Group's conversion to UK REIT status was effective from 1 January 2007.

Conversion to a UK-REIT means that, where the relevant UK-REIT criteria are met, the Group's property profits, both income and gains, should be exempt from UK taxation from 1 January 2007. The deferred tax liabilities as at 31 December 2006 of £30.0m are therefore released with £29.6m credited to the Group Income Statement and £0.4m taken direct to the cashflow hedging reserve.

On conversion to UK-REIT, the Group is subject to a taxation charge based on the value of properties as at the date of conversion, amounting to £5.2m. The amount is payable over four years.

Change of accounting reference date

The Group changed its accounting reference date to 31 December, with effect from 1 January 2007. The current accounting reference period, which commenced on 1 July 2006, will therefore comprise 18 months ending 31 December 2007. In addition to these interim financial statements for the six months ended 31 December 2006, the Group will prepare a second interim report for the six months ending 30 June 2007 and final financial statements for the 18 month period ending 31 December 2007.

2. Acquisition of Cathedral Healthcare (Holdings) Ltd ("CHH")

On 22 December 2006, the Group exchanged contracts to acquire 100% of CHH for a cash consideration of £30.9m. CHH was the holding company of a group of companies that owned nine primary healthcare facilities across the UK which have been incorporated into the Group portfolio.

Of the nine facilities, three are under construction and are expected to be completed by 31 December 200

Consideration of £30.9m was paid upon completion. Cash acquired upon acquisition of CHH amounted to

The total gross assets acquired once fully developed are expected to amount to £39.2m. These assets are

Details of the acquisition of CHH:

	£'000
Total cost of acquisition	30,852
Investment and development property acquired	(30,825)
Other net liabilities acquired	5,312
Goodwill arising on acquisition	5,339

Prior to the acquisition of CHH, the investment and development properties were included in the books of CHH at £21.5m. A fair value exercise was carried out by Lambert Smith Hampton as at 1 December 2006 resulting in an uplift in value of these properties of £9.3m to £30.8m. A deferred tax liability arose on this uplift of £2.8m.

As the Group paid consideration equal to the value of the acquired properties, goodwill arises in respect of the other assets and liabilities, principally a deferred tax liability of £4.9m. On conversion to UK-REIT, the deferred tax liability is eliminated resulting in an impairment of goodwill arising on acquisition.

The impact of post-acquisition trading on the Group Income Statement is not material.

3 Investment Properties

The freehold, leasehold and development properties have been independently valued at fair value by Lambert Smith Hampton Chartered Surveyors and Valuers, for the six months ended 31 December 2006.

The revaluation gain for the six months ended 31 December 2006 amounted to £13.4m.

Property additions during the period amounted to £45.3m (including the acquired CHH properties of £30.8m). Properties disposed of during the period, valued at £0.4m as at 30 June 2006, realised a gain of £0.04m.

4 Earnings per share

The calculation of basic and diluted earnings per share as at 31 December 2006 is based on the following

Earnings per share as at 31 December 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary shares (weighted average) number	Per share pence
Basic and diluted earnings per share	29,553	23,573,370	125.4

Adjusted earnings per share as at 31 December 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary shares (weighted average) number	Per share pence
Basic and diluted earnings per share	29,553	23,573,370	125.4
Adjustments to remove:			
Incentive fee accrual	752		
Goodwill impairment	5,339		
UK-REIT conversion charge	5,157		
Deferred tax charge	3,880		
Deferred tax release	(29,622)		
Net valuation gains on valuation of property	(13,442)		
Adjusted basic and diluted earnings per share	1,617	23,573,370	6.9

Following the exercise of the Management options by the Joint Managers on 21 September 2006, there is no dilution.

Earnings per share as at 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary shares (weighted average) number	Per share pence
Basic earnings per share	15,937	22,667,946	70.3
Option exercise*	-	861,960	**
Diluted earnings per share	15,937	23,529,906	67.7

Adjusted earnings per share as at 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary shares (weighted average) number	Per share pence
Basic earnings per share	15,937	22,667,946	70.3
Adjustments to remove:			
Deferred tax charge	2,931		
Net valuation gains on valuation of property	(14,997)		
Adjusted basic earnings per share	3,871	22,667,946	17.1
Option exercise*	-	861,960	**
Adjusted diluted earnings per share	3,871	23,529,906	16.5

Earnings per share as at 31 December 2005

	Net profit attributable to Ordinary Shareholders £'000	Ordinary shares (weighted average) number	Per share pence
Basic earnings per share	7,726	22,658,334	34.1
Option exercise*	-	782,328	**
Diluted earnings per share	7,726	23,440,662	33.0

Adjusted earnings per share as at 31 December 2005

	Net profit attributable to Ordinary Shareholders £'000	Ordinary shares (weighted average) number	Per share pence
Basic earnings per share	7,726	22,658,334	34.1
Adjustments to remove:			
Deferred tax charge	1,639		
Net valuation gains on valuation of property	(7,837)		
Adjusted basic earnings per share	1,528	22,658,334	6.7
Option exercise*	-	782,328	**
Adjusted diluted earnings per share	1,528	23,440,662	6.5

* Excess of the total number of potential shares on option exercise over the number that could be issued at fair val

** All Management Options were exercised in full on 21 September 2006.

The purpose of calculating an adjusted earnings per share calculation is to provide a better indication of the norma

5 Performance incentive scheme

On 16 November 2006, Shareholders approved the amendments to the Management Agreement whereby the Joint Managers will be entitled to a performance incentive fee of 15% of any performance in excess of an 8% per annum increase in the Company's "Total Return" as derived from the audited financial statements for the respective financial period.

The Total Return shall be determined by comparing the variation in the stated net asset value per share (on a fully diluted basis, adjusting for deferred tax and the REIT conversion charge and adding back gross dividends paid or declared in such period) against the fully diluted net asset value per share from the previous period's audited accounts.

Included in Administration Expenses within the Income Statement is an estimated incentive fee expense of £752,000. This amount has been calculated based on 50% of the expected performance incentive fee for the 12 month period to 30 June 2007.

6. Dividends paid

Dividends paid in the period are as follows:

	No of shares dividend paid upon	Six months to 31 December 2006 £'000	Year to 30 June 2006 £'000	Six months to 31 December 2005 £'000
Final dividend for the year ended 30 June 2006 (6.75p)	24,277,718	1,639	-	-
Interim dividend for the year ended 30 June 2006 (6.75p)	22,677,718	-	1,531	-
Final dividend for the year ended 30 June 2005 (6.0p)	22,677,718	-	1,359	1,359
		1,639	2,890	1,359

The Directors propose to pay a dividend of 7.5p per Ordinary Share for the six months to 31 December 2006, payа

7. Taxation

	31 December 2006 £'000	30 June 2006 £'000	31 December 2005 £'000
Taxation in the Income Statement:			
Current tax			
UK Corporation tax	-	181	-
Adjustment in respect of prior year	-	(646)	-
UK-REIT conversion charge	5,157	-	-
	5,157	(465)	-
Deferred tax			
Deferred tax charge for the period	3,880	2,931	1,639
Deferred tax release on conversion to UK-REIT (see note 1)	(29,622)	-	-
	(25,742)	2,931	1,639
Taxation (credit)/charge in the Income Statement	(20,585)	2,466	1,639
Taxation in the Balance Sheet:			
Deferred tax liability			
- on timing differences	-	6,186	5,045
- on revaluation gains	-	14,605	14,454
- on derivative interest rate swaps	-	402	(569)
Deferred tax liability at end of period	-	21,193	18,930

8. Net asset value calculations

Net asset values have been calculated as follows:

	31 December 2006 £'000 (unaudited)	30 J 2 £' (audi
Net assets per Group Balance Sheet *	102,187	71,
Add – Receipts from the exercise of Management Options	-	2,
Diluted net assets	102,187	74,
	No. of shares	N sh
Ordinary shares:		
Issued share capital *	24,277,718	22,677,
Add – New shares issued assuming the exercise of the Management Options	-	1,600,
Diluted number of Ordinary Shares	24,277,718	24,277,
Net asset value per share	420.9p	31
Diluted net asset value per share	420.9p	30

* figures for basic net asset value calculations

Calculations assume that the dilution takes place on the respective balance sheet dates.

Following the exercise of the Management Options by the Joint Managers on 21 September 2006, there is no dilution and therefore there is no difference between the basic and diluted net asset values as at 31 December 2006.

Diluted adjusted net asset values per share

	31 December 2006 £'000 (unaudited)	30 Ju 20 £'((audit
Net assets per Group Balance Sheet *	102,187	71,:
Adjustments to add back:		
Deferred tax on timing differences	-	6,·
Deferred tax on revaluation gains	-	14,(
Deferred tax on derivative interest rate swaps	-	'
Adjustment to remove:		
Deferred tax on derivative interest rate swaps	-	
Adjusted net assets	102,187	92,!
Add – Receipts from the exercise of Management Options	-	2,·
Diluted adjusted net assets	102,187	95,:
	No. of shares	N(sh:
Ordinary shares:		
Issued share capital *	24,277,718	22,677,·
Add – New shares issued assuming the exercise of the Management Options	-	1,600,(
Diluted number of Ordinary Shares	24,277,718	24,277,·
Adjusted net asset value per share	420.9p	40!
Diluted adjusted net asset value per share	420.9p	39:

* figures for basic net asset value calculations

There is no difference between the normal and adjusted net asset values as at 31 December 2006, due to the release of all deferred tax liabilities due to conversion to UK-REIT.

Calculations assume that the dilution takes place on the respective balance sheet dates.

Following the exercise of the Management Options by the Joint Managers on 21 September 2006, there is no dilution as at 31 December 2006 and therefore there is no difference between adjusted basic and diluted net asset values as at 31 December 2006.

9. The Interim Report will be posted to Shareholders on 3 April 2007, and to those on the mailing list as soon as practicable thereafter. It will also be available on request from the Company Secretary, J O Hambro Capital Management Limited, Ground Floor, Ryder Court, 14 Ryder Street, London, SW1Y 6QB.

END

Exhibit 29

Primary Health Properties PLC
("PHP" or the "Company")

Proposed Placing and Open Offer of up to 9,309,376 New Ordinary Shares at 430p per share

Primary Health Properties, the Official Listed and dedicated healthcare UK-REIT, which is one of the UK's largest providers of modern primary healthcare facilities, today announces that it has agreed, subject to shareholder approval, to raise approximately £38.6m million (net of expenses) by way of a Placing and Open Offer at 430p per share. Once approved by shareholders, the funds will provide increased working capital for PHP, increasing PHP's capacity for further growth.

The Placing and Open Offer

Highlights

- Placing and Open Offer to raise approximately £38.6 million (net of expenses)
- 7,441,860 New Ordinary Shares to be placed with institutional and other investors, such Placing is ι
- Open Offer of 1,867,516 New Ordinary Shares to Qualifying Shareholders
- Issue price of 430p per share which represents a discount of approximately 4 per cent to the closinς
- Use of proceeds:

- provide increased working capital for PHP
- increase PHP's capacity for further growth
- enable the Company to take advantage of increased opportunities to purchase property portfolios

- The Placing and Open Offer are subject to the approval of Shareholders which is to be sought at an
- The Prospectus describing the terms of the Placing and Open Offer is expected to be posted to sha
- PHP has also today announced its interim results to 31 December 2006. Highlights include:

o NAV per share of 421p
o Interim dividend of 7.5p per share

Commenting on the proposed Placing and Open Offer, Harry Hyman, Managing Director of Primary Hea

"We are delighted to have secured significant new capital from both new and existing investors. Our shareholders continue to recognise the long term growth potential of Primary Health Properties and its commitment to deliver attractive returns for shareholders. With this additional capital we will look forward to accelerating the expansion of our property portfolio. We are confident that PHP will continue to deliver excellent shareholder value."

-ends-

For further information please contact

Primary Health Properties PLC
Harry Hyman, Managing Director Tel: 07973 344768

Numis Securities
David Poutney/ /David Shapton Tel: 020 7776 1500

Bell Pottinger
David Rydell/ Victoria Geoghegan Tel: 020 7861 3232

The Placing and Offer

The Board today announces that it is proposing to raise approximately £38.6 million (net of expenses) by way of the Placing and Open Offer at 430p per share in order to provide working capital for PHP and thus increase capacity for further growth. Numis Securities, PHP's sponsor, stockbroker and underwriter, has agreed to use reasonable endeavours to procure subscribers for, or failing which itself to subscribe for, new ordinary shares not taken up under the Placing.

The Placing and Open Offer is conditional upon the approval of Shareholders at the forthcoming Extraordinary General Meeting. The purpose of the Prospectus expected to be published later today is to; (i) set out the terms of the Placing and Open Offer; (ii) explain why the Board considers the Placing and Open Offer to be in the best interests of the Company and its Shareholders; and (iii) convene the Extraordinary General Meeting at which the Resolutions will be proposed.

The Extraordinary General Meeting is to be held on 11 April 2007, at 11am at the registered office of PHP; Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB.

PLACING AND OPEN OFFER STATISTICS

Number of New Ordinary Shares pursuant to the Placing:	7,441,860
Number of New Ordinary Shares pursuant to the Open Offer:	Up to 1,867,516
Number of Ordinary Shares in issue following completion of the Placing and the Open Offer: (assuming full subscription)	33,587,094
Issue Price:	430p
Estimated net proceeds of the Placing and Open Offer:	£38.6 million
Market capitalisation of the Company at the Issue Price following completion of the Placing and Open offer (assuming full subscription under the open offer):	£144.4 million

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	*Time and Date*
Record Date for entitlement under the Open Offer	Close of business on 14 March 2007
Despatch Prospectus	15 March 2007
Latest time and date for splitting Application Forms (to satisfy bona fide market claims only)	3pm on 4 April 2007

Latest time and date for acceptance and payment in full	3pm on 10 April 2007
Latest time and date for receipt of Forms of Proxy	11am on 9 April 2007
Extraordinary General Meeting	11 am on 11 April 2007
Dealings in New Ordinary Shares to commence	8 am on 12 April 2007
CREST Stock Accounts to be credited	12 April 2007
Despatch of definitive certificates for New Ordinary Shares	18 April 2007

Each of the times and dates in the above timetable is subject to change, in which event details of the new times and/or dates will be notified to the UK Listing Authority and the London Stock Exchange and, where appropriate, Shareholders. References to times in this document are to London time. Please note that any Existing Ordinary Shares sold prior to the close of business on 14 March 2007, the Business Day before the Existing Ordinary Shares will trade ex-entitlement, will be sold to the purchaser with the right to receive entitlements under the Open Offer.

BACKGROUND TO AND REASONS FOR THE PLACING AND OPEN OFFER AND USE OF PROCEEDS

The Directors believe that following the Company's conversion on 1 January 2007 to a UK-REIT there will be increased opportunities to purchase portfolios of properties and wish to be in a position to take advantage of these.

The Company is not allowed to have a rental to interest ratio of less than 1.25 times under UK-REIT legislation. Using its existing capital base of some £102 million as at 31 December 2006, the Group could therefore grow its portfolio to a maximum of some £400m although in practice a slightly lower maximum would prevail in order to allow operating flexibility to the Group.

The publicity surrounding the launch of UK-REITs and the Company's position in the vanguard of companies converting to UK-REIT status have also raised the profile of the Group. The results for the six months to 31 December 2006 also announced today reflect a period of strong performance and the Directors consider it an opportune time to increase the capital base of the Company to take advantage of opportunities in the market place. Although revaluation surpluses have enabled the Group to increase its potential portfolio size and may continue to do so, the Directors wish to create further headroom by raising up to £40 million before costs to further enhance the Group's capital base taking the opportunity of giving existing shareholders the opportunity to increase their holding and at the same time widening the Group's shareholder base. Based on a capital raise of approximately £38.6 million (net of expenses) this would enable the Group's portfolio to increase by approximately £154 million.

SUMMARY OF THE PLACING AND OPEN OFFER

Under the terms of the Placing and Open Offer, the Company intends to raise up to £38.6 million (net of expenses). Qualifying Shareholders are being given the opportunity to participate in the fundraising by way of the Open Offer. Numis has agreed to use reasonable endeavours to procure subscribers for, or failing which to subscribe itself for, New Ordinary Shares not taken up under the Placing. The Open Offer is not underwritten.

Qualifying Shareholders are being offered the opportunity to subscribe at the Issue Price for Open Offer Shares under the Open Offer on the basis of:

1 Open Offer Share for every 13 Existing Ordinary Shares

held on the Record Date. Fractional entitlements to Open Offer Shares will not be allocated but will be aggregated and sold for the benefit of the Company. Valid applications by Qualifying Shareholders may only be made on a personalised Application Form. Application Forms are personal to Qualifying Shareholders and may not be transferred except to satisfy *bona fide* market claims.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue, and therefore any Open Offer Shares not applied for under the Open Offer will not be sold in the market for their benefit but may be allocated to those Qualifying Shareholders electing to subscribe for excess Open Offer Shares. Whilst Qualifying Shareholders may subscribe for their maximum pro-rata entitlement under the Open Offer they can also elect to subscribe for any Open Offer Shares not taken up under the Open Offer.

Further details of the terms and conditions of the Placing and the Open Offer are set out in the Prospectus, expected to be posted later today.

The latest time and date for acceptance and payment in full will be 3pm on 10 April 2007.

Selected Financial Information

The Prospectus, expected to be published later today, will include the Company's consolidated unaudited financial information for the six month period to 31 December 2006. The Group's profit after taxation for the six months ended 31 December 2006 was £9.0 million. Adjusted for the UK-REIT conversion charge and release of the deferred tax provisions, profits for the period were £30 million. The Group reported an unaudited cash inflow from operating activities of £5.4 million. The Group negotiated increases in its loan facilities in February 2007 amounting to a total loan facility of £150 million with Royal Bank of Scotland plc (of which £140 million is a term loan) and a £50 million total term loan facility from Allied Irish Banks plc.

Current Trading and Prospects

The start of the new calendar year has seen continued progress being made on those schemes where the Company has exchanged contracts and pre-let buildings are being constructed for the Company at Kettering, Poundbury, Hebburn and Penkridge. Work has also now commenced on all of the sites acquired as part of the PHIP CHH acquisition. The development of the new pre-let pharmacy next to the GP practice at Hoddesdon, the extension of the Milton Keynes property and the developments at Sheerness and Sutton have commenced while the development at Handcross is approaching completion. The Group expects all of these projects to be completed in the next twelve months.

During the period since the turn of the year the Company announced the completion of an existing surgery and pharmacy in Wednesdbury for £1.5m. Moreover, the Company's existing pipeline of deals under negotiation remains strong. On the rental side the Company continues to progress the rent review programme. The Directors believe that the Company's UK-REIT status will lead to a larger number of portfolio acquisition opportunities

Dividends and Dividend Policy

The Board today announced the payment of an interim dividend of 7.5p per Ordinary Share in respect of the six months ended 31 December 2006. The dividend will be paid on 22 May 2007 to Shareholders who are registered on the Register of Members on 23 March 2007. The Group will pay a minimum of 90 per cent. of the profits of its tax exempt business in dividends in line with current dividend policy and in accordance with UK-REIT legislation

Capital Resources

The Group finances its operations through a combination of equity and debt albeit that the maximum ratio between them is limited by the Group's loan facilities. Debt funding has grown in line with

increases in the Group's capital base. The Group currently has available the following facilities; (i) an RBS revolving advances facility of £10 million; (ii) an RBS long term loan facility amounting to £140 million; and (iii) an AIB multi-currency revolving loan facility of £50 million. As at 31 December 2006, the Group's net debt had increased from £113 million (financial year ended 30 June 2006) to £153.25 million. The net proceeds of the Placing and Open Offer will be used to fund the investment activities of the Group. Full details of these facilities and share capital can be found in the Prospectus expected to be published later today together with a capital and indebtedness table. The Company is not permitted under its articles of association or under its bank facilities to allow its loan to value ratio to exceed 75 per cent.

Working Capital

The Company is of the opinion that, taking into account the available bank and other facilities, and the net proceeds from the Placing and Open Offer, the working capital available to the Group is sufficient for its present requirements, that is for at least 12 months following the date of this document.

Significant Change

There has been no significant change in the financial or trading position of the Group since 30 June 2006, which is the date to which the Group's accounts were last audited.

Risk factors

The Prospectus expected to be published later today will set out risk factors relating to the Group which in summary are:

Industry Specific Risks

- Availability of suitable property on favourable terms and conditions
- Uncertainty over valuations and possible downturns in market
- Loss of UK-REIT status

Specific Risks relating to the Group

- Inability to control primary care initiatives
- Retention of the Joint Managers
- Loss of UK-REIT status
- Interest rate risk

Risks relating to the Placing and Open Offer

- Fluctuation of share price
- Possible issue of additional shares or significant sale of Ordinary Shares could have an adverse effect on the market price of the outstanding Ordinary Shares

Additional information

Assuming a full take up of Open Offer Entitlements by Qualifying Shareholders, the share capital of the Company will, following the Placing and Open Offer, be increased 0.38 times (38%) to 33,587,094. Those Shareholders who do not participate in the Open Offer will therefore, assuming a full take up of Open Offer Entitlements by Qualifying Shareholders, suffer a dilution of 38% in their proportionate ownership and voting interest in the ordinary share capital of the Company.

DEFINITIONS

"Application Form"	the non-renounceable application form relating to the Open Offer being sent to Qualifying Shareholders with the Prospectus
"CREST"	the relevant system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
"Directors" or "Board"	the directors of the Company whose names are set out in Part II of the Prospectus
"Existing Ordinary Shares"	the 24,277,718 ordinary shares in issue at the date of the Prospectus
"Extraordinary General Meeting" or "Meeting"	the Extraordinary General Meeting of the Company convened for 11 April 2007
"Group"	the Company and its subsidiaries
"New Ordinary Shares"	new Ordinary Shares proposed to be issued pursuant to the Placing and the Open Offer
"Numis"	Numis Securities Limited
"Open Offer"	the conditional open offer to Qualifying Shareholders to apply to subscribe for New Ordinary Shares at the Issue Price and on the terms and conditions set out in this document and in the Application Form
"Open Offer Entitlement"	an entitlement to subscribe for New Ordinary Shares, allocated to a Qualifying Shareholder pursuant to the Open Offer
"Open Offer Shares"	1,867,516 New Ordinary Shares, which are the subject of the Open Offer
"Ordinary Shares"	the fully paid ordinary shares of 50 pence (50p) each in the Company
"Placing"	the conditional placing by Numis on behalf of the Company of the New Ordinary Shares pursuant to the Placing Agreement
"Placing Agreement"	the conditional agreement dated 15 March 2007 between the Company and Numis described in paragraph 10.1(a) of Part VII of the Prospectus
"Placing Shares"	the 7,441,860 New Ordinary Shares which are to be allotted pursuant to the Placing

"Prospectus"	the document detailing, inter alia, the terms of the Placing and Open Offer
"Qualifying Shareholders"	holders of Ordinary Shares on the register of the Company on the Record Date other than certain Overseas Shareholders as set out in paragraph 2 of Part III of the Prospectus
"Record Date"	the close of business on 14 March 2007
"REIT"	Real Estate Investment Trust
"Regulations" or "CREST Regulations"	The Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time
"Resolutions"	the resolutions set out in the notice of Extraordinary General Meeting on page 76 and 77 of the Prospectus
"Shareholders"	holders of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority to the purposes of Part VI of the Financial Services and Markets Act 2000
"UK-REIT"	a Real Estate Investment Trust established in the United Kingdom

Exhibit 30

Primary Health Properties PLC
Prospectus in respect of the Proposed Placing and Open Offer of up to 9,309,376 New Ordinary Sha

The above document has been submitted to the UK Listing Authority today (16 March 2007) and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000.

Exhibit 31

Primary Health Properties PLC
Interim Report for the six months ended 31 December 2006

The above document has been submitted to the UK Listing Authority today (3 April 2007) and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000.

Exhibit 32

Primary Health Properties PLC

Interim Report for the six months ended 31 December 2006

Objective of the Group

The objective of the Group is to generate rental income and capital growth through investment in primary health care property in the United Kingdom leased principally to General Practitioners ('GPs'), Primary Care Trusts ("PCTs"), Health Authorities and other associated health care users.

Group Financial Highlights

	Six months to 31 December 2006	Year to 30 June 2006	Six months to 31 December 2005
Annualised delivered rent roll	£13.3m	£11.3m	£11.1m
Profit before taxation	£9.0m	£18.4m	£9.4m
Earnings per share – diluted	125.4p	67.7p	33.0p
Adjusted earnings per share** – diluted	6.9p	16.5p	6.5p
Paid and proposed dividends relating to the period, net per share***	7.5p	13.5p	6.75p
Net assets	£102.2m	£71.3m	£62.3m
Net asset value per share – diluted	420.9p	305.1p	267.8p
Adjusted net asset value per share* – diluted	420.9p	392.4p	345.8p
Portfolio owned and leased	£260.3m	£202.1m	£185.9m
Development loans	£1.2m	£1.7m	£1.8m
Portfolio commitments	£32.2m	£20.9m	£22.0m
Portfolio owned, leased and committed	£293.8m	£224.8m	£209.9m
Investment properties valuation increase	£13.4m	£15.0m	£7.8m
Borrowings	£153.3m	£112.8m	£102.0m

* excluding deferred tax.

** adjusted as per note 4.

*** proposed dividends differ to the figures shown in the financial statements, due to the implication of IAS 10. Dividends are only included in the financial statements in the period in which they are declared.

Chairman's Statement

In June 2006, the Group announced its intention to convert to a real estate investment trust ("UK-REIT") and on 1 January 2007 the Group's conversion to a UK-REIT became effective.

The Group also, with effect from 1 January 2007, changed its accounting reference date to 31 December. The current accounting period, which commenced on 1 July 2006, will therefore comprise 18 months ending 31 December 2007. In addition to the publication of these financial statements for the six months ended 31 December 2006, the Group will prepare a second interim report for the six months ending 30 June 2007 and final financial statements for the 18 months ending 31 December 2007.

The results of the Group for the six months ended 31 December 2006 reflect further progress. The Group has continued to expand its portfolio of modern purpose built primary care properties, both through individual asset purchases from a number of developers and by portfolio acquisitions, having recently completed, in December 2006, the acquisition of Cathedral Healthcare (Holdings) Limited ("CHH") with its portfolio of nine properties, for a cash consideration of £30.9m.

The total gross assets acquired as a result of the CHH acquisition, once fully developed, are expected to amount to £39.2m. It is expected that these assets will generate an annual rental income of approximately £2.0m, reflecting an initial yield of approximately 5%.

As a result of the regular six monthly review, the property portfolio has increased by £13.4m, with the diluted net asset value per share increasing by 38% to 420.9p per share compared to 305.1p at 30 June 2006. This increase reflects both higher rents and the tightening of yields in the market.

As a consequence of the CHH acquisition, continued individual property acquisitions and the revaluation surplus, the Group's investment portfolio, at 31 December 2006, had risen to £260.3m. The Group's closing portfolio, including development loans, leases and commitments, totalled £293.8m.

The Group's profit before taxation, for the six months to 31 December 2006, totalled £9.0m (2005: £9.4m), a decrease of 4.2%. After the UK-REIT conversion charge and release of the deferred tax provision, profit after tax for the period was £29.6m (2005: £7.7m). Diluted earnings per share, which include the benefit of revaluation gains on investment properties, were 125.4p, an increase of 280% over the first half of last year (33.0p). Adjusted diluted earnings per share for the first half were 6.9p, 6% higher than the interim period last year (6.5p).

Chairman's Statement – *continued*

The Board proposes to pay an interim dividend of 7.5p per share, a rise of 0.75p per share over last year's interim dividend. The dividend will be paid on 22 May 2007 to Shareholders on the Register of Members on 23 March 2007.

During the six months ended 31 December 2006, the Group has taken delivery of £34.9m of completed and fully let properties at Didsbury, Clowne, Hythe, Wombwell, Sheerness, Clapham, Hoddesden, Milton Keynes, Oxted and Norwich and entered into new commitments totalling £34.5m during the period at Penkridge, Kettering, Sheerness, Sutton, Handcross, Wednesbury, Hoddesden (extension) and Milton Keynes (extension).

The table below sets out the portfolio as at 31 December 2006:

	31 December 2006 £m	30 June 2006 £m	31 December 2005 £m
Investment properties	245.5	197.5	180.2
Development properties	9.5	–	–
Properties in the course of development	2.8	2.1	3.2
Total investment properties	257.8	199.6	183.4
Finance leases	2.5	2.5	2.5
Total owned and leased	260.3	202.1	185.9
Development loans	1.2	1.7	1.8
Total owned and leased (including development loans)	261.5	203.8	187.7
Deposit paid	0.1	0.1	0.2
Committed	32.2	20.9	22.0
Total owned, leased and committed	293.8	224.8	209.9

Although there have been reports of funding delays within the NHS, the Group has a strong forward pipeline of transactions. The annualised rent roll has increased from £11.3m at 30 June 2006 to £13.3m at 31 December 2006, representing both new deliveries and rental increases. Rental increases secured during the period amounted to £0.3m. On balance, the Group continues to obtain satisfactory rent reviews.

The Group continues to monitor its exposure to interest rates and, during the period, has consolidated the RBS interest rate swaps. The gearing of the Group was 59% as at 31 December 2006 (based on the value of property covering debt) and the Group has covered 59% of its exposure to interest rates for the remainder of the financial period. The Group has broadly similar hedging in place for the next eight years.

The share save scheme currently has 35 members representing 83,779 shares. Further details can be found on the website: www.phpgroup.co.uk.

The Board has made alternative arrangements with the Registrar, Capita IRG, to offer a dividend reinvestment scheme for Shareholders who wish to reinvest their dividend as shares. A letter explaining this scheme, together with terms and conditions and an application form, will be posted to new Shareholders with the published Interim Report.

On 21 September 2006, the Joint Managers exercised their options to acquire 1.6m shares at a price of £1.71 per share pursuant to the Management Options agreement dated 17 September 2003. The number of shares in issue as at 31 December 2006 was 24,277,718.

On 16 November 2006, Shareholders approved the amendments to the Management Agreement by way of a Deed of Variation whereby the Joint Managers will be entitled to a performance incentive fee.

On 14 February 2007, the Group negotiated a £20m increase in loan facilities to £140m from The Royal Bank of Scotland plc and a £20m increase to £50m from Allied Irish Banks, p.l.c.

The portfolio now has some 89 properties with a further seven contracted for delivery and two extensions also contracted for delivery. The portfolio has performed extremely well and the Board believes that the combination of the high-quality property portfolio, long lease lengths and strong covenant quality make a desirable portfolio for future income and capital appreciation.

G A Elliot
Chairman 14 March 2007

Covenant Analysis by Annual Rent


Other
1%
Pharmacy
8%
Primary Care Trusts
7%
Health Authorities
2%
GPs
82%

An analysis of the annualised rent roll of £13.3m at 31 December 2006.

Analysis of Annualised Rent by Unexpired Lease Term


6 – 15 years
11%
15 – 20 years
45%
More than 20 years
44%

Analysis of Rental Income by Geographical Region


East Anglia
3%
East Midlands
10%
South East
28%
West Midlands
16%
North West
11%
South West
1%
London
10%
Wales
4%
Scotland
6%
North
2%
Yorkshire &
Humberside
9%

Security of Income by Lease Expiry


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage of Total Income as at 31 December 2006
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Years from 31 December 2006

The graph above shows that by year 15 the Group would still be receiving 88% of its current income.

Security of Income by Term Certain


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage of Total Income as at 31 December 2006
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Years from 31 December 2006

The graph above shows that by year 15 the Group would still be receiving 87% of its current income.

Rent Reviews by Annual Rent


£000's
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,452
4,511
4,972
2007
2008
2009
Year

The chart above shows the annual amount of rent falling due for review in each of the next 3 years. £600,000 is reviewable on a longer pattern in 2011.

Fixed Rate Funding


£m's
100
90
80
70
60
50
40
30
20
10
0
90
88
80
90
85
89
89
90
95
76
60
60
60
60
60
60
60
60
60
33
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Years

The bar chart above shows the projected level of fixed rate financing from swaps.

Property Portfolio at 31 December 2006

www.phpgroup.co.uk


9
8
Investment Properties
Properties in the process of Development

Visit the Group's website www.phpgroup.co.uk for more information on properties contained within the portfolio.

Group Income Statement
for the six months ended 31 December 2006

	Note	Six months ended 31 December 2006 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)	Six months ended 31 December 2005 £'000 (unaudited)
Rental income		6,410	10,850	5,303
Finance lease income		141	281	140
Rental and related income		6,551	11,131	5,443
Net valuation gain on property portfolio		13,442	14,997	7,837
Net gain on disposal of property		44	401	–
Administrative expenses		(2,271)	(2,689)	(1,308)
Exceptional Items:				
Goodwill impairment	2	(5,339)	–	–
UK-REIT conversion costs		(175)	–	–
Operating profit before financing costs		12,252	23,840	11,972
Finance income		110	258	161
Finance costs		(3,394)	(5,695)	(2,768)
Profit before tax		8,968	18,403	9,365
Current taxation	7	–	465	–
Deferred taxation charge for the period	7	(3,880)	(2,931)	(1,639)
Deferred taxation release on conversion to UK-REIT	7	29,622	–	–
Conversion to UK-REIT charge	7	(5,157)	–	–
Taxation credit/(expense)		20,585	(2,466)	(1,639)
Profit for the period*		29,553	15,937	7,726

Group Income Statement
for the six months ended 31 December 2006 – *continued*

	Note	Six months ended 31 December 2006 (unaudited)	Year ended 30 June 2006 (audited)	Six months ended 31 December 2005 (unaudited)
Earnings per share – basic	4	125.4p	70.3p	34.1p
– diluted	4	125.4p	67.7p	33.0p
Adjusted earnings per share – basic	4	6.9p	17.1p	6.7p
– diluted	4	6.9p	16.5p	6.5p
Dividends paid:	6	£'000	£'000	£'000
Final dividend year ended June 2006 (6.75p)		1,639	–	–
Interim dividend year ended June 2006 (6.75p)		–	1,531	–
Final dividend year ended June 2005 (6.0p)		–	1,359	1,359

* Wholly attributable to equity shareholders of Primary Health Properties PLC

All activities are continuing.

Group Balance Sheet
at 31 December 2006

	Note	At 31 December 2006 £'000 (unaudited)	At 30 June 2006 £'000 (audited)	At 31 December 2005 £'000 (unaudited)
Non current assets				
Investment properties	3	248,316	199,569	183,430
Development properties	3	9,525	–	–
Development loans		1,184	1,712	1,758
Net investment in finance leases		2,487	2,492	2,510
Derivative interest rate swaps		1,901	1,415	–
		263,413	205,188	187,698
Current assets				
Trade and other receivables		1,855	1,470	1,678
Net investment in finance leases		12	12	–
Cash and cash equivalents		3,829	3,973	2,236
		5,696	5,455	3,914
Total assets		269,109	210,643	191,612
Current liabilities				
Derivative interest rate swaps		–	(74)	–
Corporation tax payable		(201)	(181)	(681)
UK-REIT conversion charge payable	1	(645)	–	–
Deferred rental income		(2,988)	(2,466)	(2,347)
Trade and other payables		(4,591)	(2,604)	(3,472)
		(8,425)	(5,325)	(6,500)
Non-current liabilities				
Term loan		(153,250)	(112,800)	(102,000)
Deferred tax	7	–	(21,193)	(18,930)
UK-REIT conversion charge payable	1	(4,512)	–	–
Derivative interest rate swaps		(735)	–	(1,896)
		(158,497)	(133,993)	(122,826)
Total liabilities		(166,922)	(139,318)	(129,326)
Net assets		102,187	71,325	62,286

Group Balance Sheet
at 31 December 2006 – *continued*

	Note	At 31 December 2006 £'000 (unaudited)	At 30 June 2006 £'000 (audited)	At 31 December 2005 £'000 (unaudited)
Equity				
Share capital		12,139	11,339	11,339
Share premium		13,943	12,022	12,022
Capital reserve		1,618	1,618	1,618
Cash flow hedging reserve		1,166	939	(1,327)
Retained earnings		73,321	45,407	38,634
Total equity*		102,187	71,325	62,286
Net asset value per share				
– basic	8	420.9p	314.5p	274.7p
– diluted	8	420.9p	305.1p	267.8p
Adjusted net asset value per share				
– basic	8	420.9p	408.0p	358.1p
– diluted	8	420.9p	392.4p	345.8p

* Wholly attributable to equity holders of Primary Health Properties PLC

These financial statements have been prepared in accordance with the accounting policies set out in the latest annual report for the year ended 30 June 2006.

Group Statement of Changes in Equity (unaudited)
for the six months ended 31 December 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
30 June 2006	11,339	12,022	1,618	939	45,407	71,325
Profit for the period	–	–	–	–	29,553	29,553
Transfer to income statement on cashflow hedges	–	–	–	5	–	5
Income and expense recognised directly in equity:						
Loss on cashflow hedges taken to equity	–	–	–	(180)	–	(180)
Deferred tax on loss on cashflow hedges for the period	–	–	–	52	–	52
Deferred tax on cashflow hedges released*	–	–	–	350	–	350
Total recognised income and expense for the period	–	–	–	227	29,553	29,780
Issue of shares (net of expenses)	800	1,921	–	–	–	2,721
Dividends paid:						
Final dividend for the year ended 30 June 2006 (6.75p)	–	–	–	–	(1,639)	(1,639)
31 December 2006	12,139	13,943	1,618	1,166	73,321	102,187

* Deferred tax has been released due to impending conversion to UK-REIT.

Group Statement of Changes in Equity (audited)
for the year ended 30 June 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
1 July 2005	11,326	11,952	1,618	(1,292)	32,175	55,779
Profit for the period	–	–	–	–	15,937	15,937
Transfer to income statement on cashflow hedges	–	–	–	238	–	238
Income and expense recognised directly in equity:						
Gains on cashflow hedges taken to equity	–	–	–	2,949	–	2,949
Deferred tax on cashflow hedges taken to equity	–	–	–	(956)	–	(956)
Total recognised income and expense for the period	–	–	–	2,231	15,937	18,168
Issue of shares	13	74	–	–	–	87
Issue expenses	–	(4)	–	–	–	(4)
Share based payment charge	–	–	–	–	185	185
Dividends paid:						
Final dividend for the year ended 30 June 2005 (6.0p)	–	–	–	–	(1,359)	(1,359)
Interim dividend for the year ended 30 June 2006 (6.75p)	–	–	–	–	(1,531)	(1,531)
30 June 2006	11,339	12,022	1,618	939	45,407	71,325

Group Statement of Changes in Equity (unaudited)
for the six months ended 31 December 2005

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
1 July 2005	11,326	11,952	1,618	(1,292)	32,175	55,779
Profit for the period	–	–	–	–	7,726	7,726
Transfer to income statement on cashflow hedges	–	–	–	118	–	118
Income and expense recognised directly in equity:						
Losses on cashflow hedges taken to equity	–	–	–	(168)	–	(168)
Deferred tax on cashflow hedges taken to equity	–	–	–	15	–	15
Total recognised income and expense for the period	–	–	–	(35)	7,726	7,691
Issue of shares	13	74	–	–	–	87
Issue expenses	–	(4)	–	–	–	(4)
Share based payment charge	–	–	–	–	92	92
Dividends paid:						
Final dividend for the year ended 30 June 2005 (6.0p)	–	–	–	–	(1,359)	(1,359)
31 December 2005	11,339	12,022	1,618	(1,327)	38,634	62,286

Group Cash Flow Statement
for the six months ended 31 December 2006

	Six months ended 31 December 2006 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)	Six months ended 31 December 2005 £'000 (unaudited)
Operating activities			
Group operating profit before financing costs	12,252	23,840	11,972
Adjustments to reconcile group operating profit to net cash flows from operating activities:			
Less: Revaluation gains on property	(13,442)	(14,997)	(7,837)
Less: Gains on disposal of property	(44)	(401)	–
Plus: Goodwill impairment	5,339	–	–
Plus: Share based payment expense	–	185	92
Decrease/(increase) in trade and other receivables	430	(54)	(196)
Increase in trade and other payables	734	212	160
Cash generated from operations	5,269	8,785	4,191
Interest received from developments	107	219	102
Taxation paid	–	(34)	–
Net cash flow from operating activities	5,376	8,970	4,293
Investing activities			
Receipts from disposal of investment properties	465	7,711	–
Payments to acquire investment properties	(12,891)	(25,770)	(10,459)
Development loans advanced	(1,133)	(2,612)	(749)
Bank interest received	28	47	12
Acquisition of subsidiary	(30,393)	–	–
Net cash flow used in investing activities	(43,924)	(20,624)	(11,196)

Group Cash Flow Statement – *continued*
for the six months ended 31 December 2006

	Six months ended 31 December 2006 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)	Six months ended 31 December 2005 £'000 (unaudited)
Financing activities			
Expenses on issue of shares	(5)	(4)	(4)
Cash received on exercise of Management Options	2,726	–	–
Term bank loan	40,450	24,000	13,200
Interest paid	(3,128)	(6,678)	(3,897)
Equity dividends paid	(1,639)	(2,803)	(1,272)
Net cash flow from financing activities	38,404	14,515	8,027
(Decrease)/increase in cash and cash equivalents for the period	(144)	2,861	1,124
Cash and cash equivalents at start of period	3,973	1,112	1,112
Cash and cash equivalents at end of period	3,829	3,973	2,236

Notes to the Interim Financial Statements

1. Accounting policies

Basis of preparation/Statement of compliance

The Group's financial statements for the six months to 31 December 2006 have been presented under International Financial Reporting Standards ("IFRS") as adopted by the European Union and on the basis of the accounting policies set out in the statutory accounts for the year ended 30 June 2006, which are also expected to apply for the period ending 31 December 2007. This report is prepared in compliance with IAS34: 'Interim Financial Reporting'.

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 Companies Act 1985. The auditors' report on the full financial statements under section 235 Companies Act 1985, for the year ended 30 June 2006, did not contain a statement under section 237(2) or (3) Companies Act 1985. This audit report, which was unqualified, was delivered to the Registrar of Companies together with the financial statements for the year ended 30 June 2006.

Convention

The financial statements are presented in Sterling rounded to the nearest thousand.

Segmental reporting

The Group operates under one business segment and one geographical segment, being investment in primary health care property within the United Kingdom.

Basis of consolidation

The Group's financial statements consolidate the financial statements of Primary Health Properties PLC and its wholly owned subsidiary undertakings. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. The financial statements of the subsidiary undertakings are prepared for the accounting reference period ending 31 December each year, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from them, are eliminated.

Notes to the Interim Financial Statements – *continued*

Conversion to UK-REIT

The Group's conversion to UK-REIT status was effective from 1 January 2007.

Conversion to a UK-REIT means that, where the relevant UK-REIT criteria are met, the Group's property profits, both income and gains, should be exempt from UK taxation from 1 January 2007. The deferred tax liabilities as at 31 December 2006 of £30.0m are therefore released with £29.6m credited to the Group Income Statement and £0.4m taken direct to the cashflow hedging reserve.

On conversion to UK-REIT, the Group is subject to a taxation charge based on the value of the properties as at the date of conversion, amounting to £5.2m. The amount is payable over four years.

Change of accounting reference date

The Group changed its accounting reference date to 31 December, with effect from 1 January 2007. The current accounting reference period, which commenced on 1 July 2006, will therefore comprise 18 months ending 31 December 2007. In addition to these interim financial statements for the six months ended 31 December 2006, the Group will prepare a second interim report for the six months ending 30 June 2007 and final financial statements for the 18 month period ending 31 December 2007.

2. Acquisition of Cathedral Healthcare (Holdings) Limited ("CHH").

On 22 December 2006, the Group exchanged contracts to acquire 100% of CHH for a cash consideration of £30.9m. CHH was the holding company of a group of companies that owned nine primary healthcare facilities across the UK which have been incorporated into the Group portfolio.

Of the nine facilities, three are under construction and are expected to be completed by 31 December 2007. In addition, two of the completed facilities are undergoing extension work, which is also expected to be finished in 2007.

Consideration of £30.9m was paid upon completion. Cash acquired upon acquisition of CHH amounted to £0.2m.

The total gross assets acquired once fully developed are expected to amount to £39.2m. These assets are expected to generate a total annual rental income of approximately £2.0m, reflecting an initial yield of approximately 5%.

Details of the acquisition of CHH:

	£'000
Total cost of acquisition	30,852
Investment and development property acquired	(30,825)
Other net liabilities acquired	5,312
Goodwill arising on acquisition	5,339

Prior to the acquisition of CHH, the investment and development properties were included in the books of CHH at £21.5m. A fair value exercise was carried out by Lambert Smith Hampton as at 1 December 2006 resulting in an uplift in value of the properties of £9.3m to £30.8m. A deferred tax liability arose on this uplift of £2.8m.

As the Group paid consideration equal to the value of the acquired properties, goodwill arises in respect of the other assets and liabilities, principally a deferred tax liability of £4.9m. On conversion to UK-REIT, the deferred tax liability is eliminated resulting in an impairment of goodwill arising on acquisition.

The impact of post-acquisition trading on the Group Income Statement is not material.

3. Investment Properties

The freehold, leasehold and development properties have been independently valued at fair value by Lambert Smith Hampton Chartered Surveyors and Valuers for the six months ended 31 December 2006.

The revaluation gain for the six months ended 31 December 2006 amounted to £13.4m.

Property additions during the period amounted to £45.3m (including the acquired CHH properties of £30.8m). Properties disposed of during the period, valued at £0.4m as at 30 June 2006, realised a gain of £0.04m.

Notes to the Interim Financial Statements – *continued*

4. Earnings per share

The calculation of basic and diluted earnings per share as at 31 December 2006 is based on the following:

Earnings per share as at 31 December 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number	Per share pence
Basic and diluted earnings per share	29,553	23,573,370	125.4

Adjusted earnings per share as at 31 December 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number	Per share pence
Basic and diluted earnings per share	29,553	23,573,370	125.4
Adjustments to remove:			
Incentive fee accrual	752		
Goodwill impairment	5,339		
UK-REIT conversion charge	5,157		
Deferred tax charge	3,880		
Deferred tax release	(29,622)		
Net valuation gains on valuation of property	(13,442)		
Adjusted basic and diluted earnings per share	1,617	23,573,370	6.9

Following the exercise of the Management options by the Joint Managers on 21 September 2006, there is no dilution.

^ Weighted average number of Ordinary Shares in issue during the period.

The purpose of calculating an adjusted earnings per share, is to provide a better indication of the normalised pre-tax trading performance for the period.

Earnings per share as at 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number	Per share pence
Basic earnings per share	15,937	22,667,946	70.3
Option exercise*	–	861,960**	
Diluted earnings per share	15,937	23,529,906	67.7

Adjusted earnings per share as at 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number	Per share pence
Basic earnings per share	15,937	22,667,946	70.3
Adjustments to remove:			
Deferred tax charge	2,931		
Net valuation gains on valuation of property	(14,997)		
Adjusted basic earnings per share	3,871	22,667,946	17.1
Option exercise*	–	861,960**	
Adjusted diluted earnings per share	3,871	23,529,906	16.5

^ Weighted average number of Ordinary Shares in issue during the year.

* Excess of the total number of potential shares on option exercise over the number that could be issued at fair value as calculated in accordance with International Accounting Standard No. 33: Earnings per share.

** All Management Options were exercised in full on 21 September 2006.

The purpose of calculating an adjusted earnings per share, is to provide a better indication of the normalised pre-tax trading performance for the year.

Notes to the Interim Financial Statements – *continued*

Earnings per share as at 31 December 2005

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number	Per share pence
Basic earnings per share	7,726	22,658,334	34.1
Option exercise*	–	782,328**	
Diluted earnings per share	7,726	23,440,662	33.0

Adjusted earnings per share as at 31 December 2005

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number	Per share pence
Basic earnings per share	7,726	22,658,334	34.1
Adjustments to remove:			
Deferred tax charge	1,639		
Net valuation gains on valuation of property	(7,837)		
Adjusted basic earnings per share	1,528	22,658,334	6.7
Option exercise*	–	782,328**	
Adjusted diluted earnings per share	1,528	23,440,662	6.5

^ Weighted average number of Ordinary Shares in issue during the period.

* Excess of the total number of potential shares on option exercise over the number that could be issued at fair value as calculated in accordance with International Accounting Standard No. 33: Earnings per share.

** All Management Options were exercised in full on 21 September 2006.

The purpose of calculating an adjusted earnings per share, is to provide a better indication of the normalised pre-tax trading performance for the period.

5. Performance incentive scheme

On 16 November 2006, Shareholders approved the amendments to the Management Agreement whereby the Joint Managers will be entitled to a performance incentive fee of 15% of any performance in excess of an 8% per annum increase in the Company's "Total Return" as derived from the audited financial statements for the respective financial period.

The Total Return shall be determined by comparing the variation in the stated net asset value per share (on a fully diluted basis, adjusting for deferred tax and the REIT conversion charge and adding back gross dividends paid or declared in such period) against the fully diluted net asset value per share from the previous period's audited accounts.

Included in Administration Expenses within the Income Statement is an estimated incentive fee expense of £752,000. This amount has been calculated based on 50% of the expected performance incentive fee for the 12 month period to 30 June 2007.

6. Dividends paid

Dividends paid in the period are as follows:

	No. of shares dividend paid upon	Six months to 31 December 2006 £'000	Year to 30 June 2006 £'000	Six months to 31 December 2005 £'000
Final dividend for the year ended 30 June 2006 (6.75p)	24,277,718	1,639	–	–
Interim dividend for the year ended 30 June 2006 (6.75p)	22,677,718	–	1,531	–
Final dividend for the year ended 30 June 2005 (6.0p)	22,677,718	–	1,359	1,359
		1,639	2,890	1,359

The Board proposes to pay a dividend of 7.5p per Ordinary share for the six months to 31 December 2006, payable on 22 May 2007, amounting to £1,820,829.

Notes to the Interim Financial Statements – *continued*

7. Taxation

Taxation in the Income Statement:

	31 December 2006 £'000 (unaudited)	30 June 2006 £'000 (audited)	31 December 2005 £'000 (unaudited)
Current tax			
UK Corporation tax	–	181	–
Adjustments in respect of prior year	–	(646)	–
Conversion to UK-REIT charge	5,157	–	–
	5,157	(465)	–
Deferred tax			
Deferred tax charge for the period	3,880	2,931	1,639
Deferred tax release on conversion to UK-REIT (see note 1)	(29,622)	–	–
	(25,742)	2,931	1,639
Taxation (credit)/charge in the Income Statement	(20,585)	2,466	1,639

Taxation in the Balance Sheet:

Deferred tax liability			
On timing differences	–	6,186	5,045
On revaluation gains	–	14,605	14,454
On derivative interest rate swaps	–	402	(569)
Deferred tax liability at end of period	–	21,193	18,930

8. Net asset value calculations

Net asset values have been calculated as follows:

	31 December 2006 £'000 (unaudited)	30 June 2006 £'000 (audited)	31 December 2005 £'000 (unaudited)
Net assets per Group Balance Sheet*	102,187	71,325	62,286
Add – Receipts from the exercise of Management Options	–	2,736	2,736
Diluted net assets	102,187	74,061	65,022
	No. of shares	No. of shares	No. of shares
Ordinary shares:			
Issued share capital*	24,277,718	22,677,718	22,677,718
Add – New shares issued assuming the exercise of Management Options	–	1,600,000	1,600,000
Diluted number of Ordinary shares	24,277,718	24,277,718	24,277,718
Net asset value per share	420.9p	314.5p	274.7p
Diluted net asset value per share	420.9p	305.1p	267.8p

* figures for basic net asset value calculation

Calculations assume that the dilution takes place on the respective Balance Sheet dates.

Following the exercise of the Management Options by the Joint Managers on 21 September 2006, there is no dilution and therefore there is no difference between basic and diluted net asset values as at 31 December 2006.

Notes to the Interim Financial Statements – *continued*

Diluted adjusted net asset value per share

	31 December 2006 £'000 (unaudited)	30 June 2006 £'000 (audited)	31 December 2005 £'000 (unaudited)
Net assets per Group Balance Sheet*	102,187	71,325	62,286
Adjustments to add back:			
Deferred tax on timing differences	–	6,186	5,045
Deferred tax on revaluation gains	–	14,605	14,454
Deferred tax on derivative interest rate swaps	–	402	–
Adjustment to remove:			
Deferred tax on derivative interest rate swaps	–	–	(569)
Adjusted net assets	102,187	92,518	81,216
Add – Receipts from the exercise of Management Options	–	2,736	2,736
Diluted adjusted net assets	102,187	95,254	83,952
	No. of shares	No. of shares	No. of shares
Ordinary shares:			
Issued share capital *	24,277,718	22,677,718	22,677,718
Add – New shares issued assuming the exercise of Management Options	–	1,600,000	1,600,000
Diluted number of Ordinary shares	24,277,718	24,277,718	24,277,718
Adjusted net asset value per share	420.9p	408.0p	358.1p
Diluted adjusted net asset value per share	420.9p	392.4p	345.8p

* figures for basic net asset value calculations

There is no difference between the normal and adjusted net asset values as at 31 December 2006, due to the release of all deferred tax liabilities due to conversion to UK-REIT.

Calculations assume that the dilution takes place on the respective Balance Sheet dates.

Following the exercise of the Management Options by the Joint Managers on 21 September 2006, there is no dilution and therefore no difference between adjusted basic and diluted net asset values as at 31 December 2006.

Report of the Auditors to Primary Health Properties PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 December 2006 which comprises the Group Income Statement, Group Balance Sheet, Group Statement of Changes in Equity, Group Cash Flow Statement and the related notes 1 to 8. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Primary Health Properties PLC management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2006.

Ernst & Young LLP,
London

14 March 2007

Shareholder Information

Interim Dividend Calendar

Post Dividend Reinvestment Plan Application form, with Terms and Conditions for new holders only	3 April 2007
Ex-dividend date	21 March 2007
Record date	23 March 2007
Last day for election	20 April 2007
Payment date	22 May 2007
Post share certificates and statements by	6 June 2007

Share Service

The Company has made arrangements for a Share Service to be made available to allow investors to purchase the Company's shares. The Primary Health Properties Share Save Plan is operated by Capita IRG Trustees Limited and is designed to allow lump sum and regular savings to facilitate the purchase of the Company's shares. The URL link accessing the details and forms for the PHP Share Service can be accessed from the Company website or alternatively at http://www.capitaregistrars.co./php

For details of the plan please contact:

Capita IRG Trustees Limited
PHP Share Service
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

CIRGT Shareholder helpline 0870 162 3135.

Capita IRG Trustees Limited is authorised and regulated by the Financial Services Authority.

As with all stock market investments, the price of shares can go down as well as up and on sale investors may not get back the full amount they invested.

Share Price

The Company's mid market share price is quoted daily in the Financial Times appearing under "Real Estate".

Share Dealing

Investors wishing to purchase more Ordinary shares or dispose of all or part of their holding may do so through a stockbroker. Many banks also offer this service.

The Company's registrars are Capita Registrars. In the event of any queries regarding your holding of shares, please contact the registrars on 0870 162 3100, e-mail address: ssd@capitaregistrars.com.

Changes of name or address must be notified to the registrars in writing at:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Capita Share Dealing Services

A quick and easy share dealing service is available to either sell or buy more shares. An on-line and telephone dealing facility is available providing shareholders with an easy to access and simple to use service.

The table below provides you with details of the associated charges:

Channel	% of Trade Value	Min charge	Max charge	Compliance charge
Telephone	1.5%	£25	£102.50	£2.50
Internet	1%	£20	£52.50	£2.50

Shareholder Information – *continued*

There's no need to pre-register and there are no complicated forms to fill in. The on-line and telephone dealing service allows you to trade "real time" at a known price which will be given to you at the time you give your instruction.

To deal on-line or by telephone all you need is your surname, shareholder reference number, full postcode and your date of birth. Your shareholder reference number can be found on your latest statement or Certificate where it will appear as either a 'folio number' or 'investor code'. Please have the appropriate documents to hand when you log on or call, as this information will be needed before you can buy or sell shares.

For further information on this service, or to buy and sell shares, please contact:

- www.capitadeal.com (on-line dealing) (24 hours)
- 0870 458 4577 (telephone dealing) (8.00am – 4.30pm Monday to Friday)

General Information About the Company

General information about the Company can be seen on the PHP web site at www.phpgroup.co.uk. Alternatively you may contact Harry Hyman or Tim Walker-Arnott on 01483 306912.

Corporate Profile

Directors
G A Elliot (Chairman)
H A Hyman (Managing Director)
M J Gilbert (W J C Hemmings: alternate)
J D Hambro
Dr I P Rutter

Joint Managers
Nexus PHP Management Limited
Alexandra House
Alexandra Terrace
Guildford GU1 3DA
01483 306912

J O Hambro Capital Management Limited
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB
020 7747 5678

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Dealing enquiries: 0870 162 3100
e-mail address: ssd@capitaregistrars.com
Online dealing: www.capitadeal.com
Telephone dealing: 0870 458 4577

Share service: www.capitaregistrars.com/php
CIRGT Shareholder helpline: 0870 162 3135

Stockbrokers
Numis Securities Limited
The London Stock Exchange Building
10 Paternoster Square
London EC4M 7LT

Solicitors
Nabarro
Lacon House
84 Theobald's Road
London WC1X 8RW

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Company Secretary and Registered Office
J O Hambro Capital Management Limited
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB
020 7747 5678
Facsimile: 020 7747 5611

Bankers
The Royal Bank of Scotland plc
280 Bishopsgate
London EC2M 3UR

Allied Irish Banks, p.l.c.
St Helen's
1 Undershaft
London EC3A 8AB

Registered in England No. 3033634

Notes

Modern Accommodation for the delivery of Primary Healthcare Services



Oaklands Health Centre, Hythe, Kent
Tenant(s): GP Practice and a Pharmacy
Date of Purchase: September 2006
NIA: 11,500 sqft Cost: £2.7m



Chapelfield Medical Centre, Wombwell, South Yorkshire
Tenant(s): GP Practice and a Pharmacy
Date of Purchase: September 2006
NIA: 15,000 sqft Cost: £3.5m



Hailey View Surgery, Hoddesdon, Hertfordshire
Tenant(s): GP Practice
Date of Purchase: December 2006
NIA: 7,500 sqft Cost: £2.6m



Central Milton Keynes Medical Centre, Milton Keynes
Tenant(s): GP Practice
Date of Purchase: December 2006
NIA: 10,000 sqft Cost: £3.3m



Oxted Therapies Unit, Oxted, Surrey
Tenant(s): PCT Accommodation
Date of Purchase: December 2006
NIA: 3,500 sqft Cost: £4.0m



St Stephens Gate Medical Centre, Norwich
Tenant(s): GP Practice and a Pharmacy
Date of Purchase: December 2006
NIA: 17,500 sqft Cost: £6.1m



PRIMARY HEALTH PROPERTIES PLC
for further information contact
Harry Hyman or Tim Walker-Arnott at PHP
01483 306912 or visit the PHP Website
www.phpgroup.co.uk

Exhibit 33

Primary Health Properties PLC

('the "Company")

Result of Open Offer

On 15 March 2007, the Company announced that, subject to shareholder approval, it intended to raise up to £38.6 million (net of expenses) by way of a Placing and Open Offer of up to 9,309,376 new ordinary shares of 50p each ('New Ordinary Shares') to be subscribed for at a price of 430p per New Ordinary Share.

Of the New Ordinary Shares, 7,441,860 were placed firm. Of the maximum 1,867,516 New Ordinary Shares to be issued pursuant to the Open Offer ("Open Offer Shares"), 1,923 of the Open Offer Shares were the subject of irrevocable undertakings from certain Qualifying Shareholders to take up their entitlements.

The Open Offer closed at 3pm on 10 April 2007. Valid applications were received in respect of 2,000,219 Open Offer Shares representing 107 per cent. of the maximum Open Offer Shares, an over-subscription of 132,703 Open Offer Shares. Applications for entitlement have been satisfied in full. Excess applications have been scaled back by approximately 14.5 per cent.

The Placing and the Open Offer remain conditional, inter alia, upon the passing of the Resolutions to be proposed at the EGM to be held today and upon Admission. The Company will announce separately the results of the EGM held today.

Application has been made to the London Stock Exchange for admission of the 9,309,376 New Ordinary Shares to trading on the Official List. It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence on 12 April 2007.

Unless the context otherwise requires, defined terms used in this announcement shall have the meanings given to them in the Company's announcement of 15 March 2007.

Enquiries, please contact:

Bell Pottinger Corporate & Financial

David Rydell/ Victoria Geoghegan Tel: 020 7861 3232

Primary Health Properties PLC

Harry Hyman, Managing Director Tel: 01483 306 912

Exhibit 34

Primary Health Properties PLC

(the "Company")

Result of EGM

The Company is pleased to announce that the resolutions put to the shareholders of the Company at the Extraordinary General Meeting held today, Wednesday 11 April 2007, were duly passed. The resolutions relate, inter alia, to the Placing and Open Offer announced by the Company on 15 March 2007.

The period since the announcement of the results has seen the portfolio continue to expand and including commitments the total portfolio is now at £314m

Enquiries, please contact:

Bell Pottinger Corporate & Financial

David Rydell/ Victoria Geoghegan Tel: 020 7861 3232

Primary Health Properties PLC

Harry Hyman, Managing Director Tel: 01483 306 912

Exhibit 35

The Company announces that at the Extraordinary General Meeting of the Company held today (11 April 2007) all of the resolutions, as set out in full in the Notice of Meeting dated 15 March 2007, were duly passed.

Proxy votes received:

Resolution	For	Against	Discretionary	Withheld
1.	11,326,293	201,329	31,475	106,763
2.	11,325,362	199,517	32,996	107,985
3.	11,290,644	209,517	45,760	119,939
4.	11,540,029	53,103	42,854	29,874
5.	11,542,655	52,809	45,266	25,130

Exhibit 36

Primary Health Properties PLC (the 'Company')

Total Voting Rights

Following the allotment of 9,309,376 new ordinary shares of 50p in the Company, as announced earlier today (11 April 2007) and in accordance with the Financial Service Authority's Disclosure and Transparency Rules, the Company hereby it announces that it has 33,587,094 ordinary shares of 50p each in issue, each share carryin right to one vote. The Company does not hold any shares in Treasury.

The above figure of 33,587,094 ordinary shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Financial Service Authority's Disclosure and Transparency Rules.

Exhibit 37

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Primary Health Properties PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure required following implementation of DTR rules	X
3. Full name of person(s) subject to the notification obligation:	Aberdeen Asset Management PLC's Fund Management Operating Subsidiaries
4. Full name of shareholder(s) (if different from 3):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	N/A
6. Date on which issuer notified:	13/03/2007
7. Threshold(s) that is/are crossed or reached:	N/A
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0007015521					1,553,211		6%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)	
Number of voting rights	**% of voting rights**
1,553,211	6%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	

11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Robert Haggerty
15. Contact telephone number:	01224 425266

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Primary Health Properties PLC	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify): Disclosure required following implementation of DTR rules		
3. Full name of person(s) subject to the notification obligation:	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies	
4. Full name of shareholder(s) (if different from 3):	N/A	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18/03/2007	
6. Date on which issuer notified:	19/03/2007	
7. Threshold(s) that is/are crossed or reached:	7%	
8. Notified details:		

A: Voting rights attached to shares

Class/type of shares	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
if possible using the ISIN CODE	**Number of Shares**	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
0701552	418,609	418,609	228,767	228,767	1,689,842	0.94	6.96%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
1,918,609	7.90%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:		
Name of the Company/Fund	**Number of Shares**	**% of issued share capital**
AXA UK Investment Co ICVC UK Smaller Companies Fund **Indirect**	84,047	0.34619
AXA France **Indirect**	93,295	0.38428

Sun Life Pensions Management Ltd **Direct**	1,500		0.00618
Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct**	4,492		0.01850
Sun Life Pensions Management Ltd FTSE All Share Tracker **Direct**	18,738		0.07718
AXA Framlington Monthly Income **Indirect**	1,500,000		6.17850
Framlington onshore private clients **Indirect**	12,500		0.05149
Axa Winterthur **Direct**	204,037		0.84043
Total Direct Total Indirect	**228,767** **1,689,842**		**0.94229** **6.96046**
TOTAL	**1,918,609**		**7.90276**

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Terry Marsh

15. Contact telephone number:	020 7003 2637

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Primary Health Properties PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Montanaro Fund Managers
4. Full name of shareholder(s) (if different from 3):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14June 2007
6. Date on which issuer notified:	4 July 2007
7. Threshold(s) that is/are crossed or reached:	Increase from 3.03% to 3.18%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares GB0007015521	1,019,186	1,019,186	1,069,186	1,069,186		3.18%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
1,069,186	3.18%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease	N/A

to hold:	
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Matthew Francis, Montanaro
15. Contact telephone number:	+44 (0) 207 7448 8600

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Primary Health Properties PLC

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3):	Newton Investment Management Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 August 2007
6. Date on which issuer notified:	15 August 2007
7. Threshold(s) that is/are crossed or reached:	Decrease from 4.06% to 3.98%
8. Notified details:	Sale 25,000 shares

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares GB0007015521	1,362,698	4.06%	N/A	N/A	1,337,698	N/A	3.98%

B: Financial

Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,337,698	3.98

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Newton Investment Management holds these shares as a Discretionary Investment Manager

Proxy Voting:	
10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Sam Warden
15. Contact telephone number:	+44 (0) 20 7163 2147

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Primary Health Properties PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): **Changes in shares in issue**	X
3. Full name of person(s) subject to the notification obligation:	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3):	Newton Investment Management Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13 April 2007
6. Date on which issuer notified:	23 April 2007
7. Threshold(s) that is/are crossed or reached:	Reduced from 7.69% to 5.56%
8. Notified details:	**ISIN GB0007015521**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Ordinary Shares GB0007015521	1,867,021	7.69%	N/A	N/A	1,867,021	N/A	5.56%

B: Financial

Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
1,867,021	5.56

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Newton Investment Management holds shares as discretionary Investment Managers

Proxy Voting:	
10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Clare Cox / Barry Smalls
15. Contact telephone number:	+44 (0) 207 163 2331 / 2251

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Primary Health Properties PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): **Changes in shares in issue**	
3. Full name of person(s) subject to the notification obligation:	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3):	Newton Investment Management Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25 June 2007
6. Date on which issuer notified:	27 June 2007
7. Threshold(s) that is/are crossed or reached:	Decrease from 5.06% to 4.94%
8. Notified details:	Sale 40,000 shares

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares GB0007015521	1,700,830	5.06%	N/A	N/A	1,660,830	N/A	4.94%

B: Financial

Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
1,660,830	4.94

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Newton Investment Management holds these shares as a Discretionary Investment Manager

Proxy Voting:	
10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Clare Cox / Barry Smalls
15. Contact telephone number:	+44 (0) 207 163 2331 / 2251

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Primary Health Properties PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	UBS GLOBAL ASSET MANAGEMENT - TRADITIONAL
4. Full name of shareholder(s) (if different from 3):	UBS Global Asset Management Life Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13 April 2007
6. Date on which issuer notified:	18 April 2007
7. Threshold(s) that is/are crossed or reached:	3.12%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Ordinary Shares GB0007015521	1,218,758	1,218,758	1,048,644	1,048,644	N/A	3.12%	N/A

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
1,048,644	3.12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

UBS Global Asset Management Life Limited – 1,048,644 -3.12%

Proxy Voting:	
10. Name of the proxy holder:	UBS Global Asset Management

	on behalf of a number of asset management clients
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Angela Huff Associate Director UBS AG
15. Contact telephone number:	0207 568 4981

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Primary Health Properties PLC	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify): Disclosure required following implementation of DTR rules		
3. Full name of person(s) subject to the notification obligation:	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies	
4. Full name of shareholder(s) (if different from 3):	N/A	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14/10/2007	
6. Date on which issuer notified:	15/10/2007	
7. Threshold(s) that is/are crossed or reached:	5%	
8. Notified details:		

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
0701552	1,709,274	1,709,274	75,027	75,027	1,634,247	0.22	4.87%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
1,709,274	5.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of the Company/Fund	Number of Shares	% of issued share capital
AXA UK Investment Co ICVC UK Smaller Companies Fund **Indirect**	52,291	0.15569
AXA France **Indirect**	53,553	0.15945

AXA Rosenberg **Indirect**	14,942	0.04449
AXA Sun Life FTSE: All Share Tracker Life **Direct**	4,837	0.01440
AXA Sun Life FTSE All Share Tracker Pension **Direct**	22,780	0.06782
AXA Framlington Monthly Income **Indirect**	1,500,000	4.46600
AXA Framlington Onshore private clients **Indirect**	13,461	0.04008
AXA Sun Life plc With Profit Transition Fund **Direct**	28,119	0.08372
Sun Life Assurance Society plc With Profit Transition Fund **Direct**	19,291	0.05744
Total Direct Total Indirect	**75,027** **1,684,247**	**0.22338** **4.86570**
TOTAL	**1,709,274**	**5.08908**

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	

14. Contact name:	Terry Marsh
15. Contact telephone number:	020 7003 2637

Exhibit 38

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

……………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

……………………………………

3. Name of *person discharging managerial responsibilities/director*

Alun R Jones

……………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 50 PENCE EACH

………………………………

7. Name of REGISTERED SHAREHOLDERS(S) AND, IF MORE THAN ONE, THE NUMBER OF *SHARES* HELD BY EACH OF THEM

ALUN R JONES

………………………………

………………………………

8 State the nature of the transaction

Acquisition

………………………………

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

4748………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

…*0.014*……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

417p

………………………………

14. Date and place of transaction

28 June 2007, London

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

4748……*0.014%*………………………

16. Date issuer informed of transaction

3 July 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

…………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

………………………………

RACHEL BUTLIN, COMPANY SECRETARY

………………………………

Date of notification

3 July 2007

………………………………

END

Exhibit 39

The Board is delighted to announce the appointment of Alun Jones aged 59 as a director of the Company with effect from 1 May 2007. Alun is a Chartered Accountant and recently retired from PricewaterhouseCoopers LLP, where he had been a partner since 1981. Alun has been appointed to the Board of Directors as an independent non-executive Director.

The Board can also confirm that there is no relevant information required to be disclosed pursuant to the Listing Rule 9.6.13R.

Exhibit 40

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

HARRY HYMAN

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

CONNECTED WITH DIRECTOR

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Purchase by Nexus Structured Finance Limited

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

8 State the nature of the transaction

ACQUISITION OF 10,000 SHARES by NEXUS STRUCTURED FINANCE LIMITED

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

……………………………… .

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

£3.25 PER SHARE

………………………………

14. Date and place of transaction

20 September 2007, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

40,229 BENEFICIAL 2,120,700 NON-BENEFICIAL

TOTAL 2,160,929

TOTAL 6.43%

………………………………

16. Date issuer informed of transaction

20 SEPTEMBER 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

20 SEPTEMBER 2007

………………………………

END

Exhibit 41

PRIMARY HEALTH PROPERTIES PLC ('PHP')
Modern accommodation for the Provision of Primary Health Care Services

Interim Results
for the six months ended 30 June 2007

Primary Health Properties PLC, one of the UK's largest providers of modern primary healthcare facilities, announces its Interim Results for the six months ended 30 June 2007

Group Financial Highlights – six months ended 30 June 2007

- Portfolio valuation increased by £5.1m to £321.0m
- Diluted NAV per share increased 7% to 449.8p (31 December 2006: 420.9p)
- Dividend increased by 11% to 7.5p (30 June 2006: 6.75p)
- Successful conversion to UK REIT status
- Successful placing of £38.8m (net of expenses)

Group Financial Highlights – twelve months ended 30 June 2007

- Portfolio owned, leased and committed increased by 43% to £321.0m (30 June 2006: £224.8m)
- Basic earnings per share increased by 93% to 135.7p (30 June 2006: 70.3p)

Harry Hyman, Managing Director of Primary Health Properties, commented:

"I am pleased to report another robust first half performance for PHP. The Group has an excellent portfolio of modern properties with secure long leases and high quality tenants, backed by the government, and has the prospect of continued rental growth which should flow through into dividends. Our strategy of sourcing new investments from several developers will enhance our ability to continue to enter into new commitments, ensuring the flow of new properties in coming years.

We remain a leader in our niche market and currently have a strong forward pipeline of new properties. Future growth will be driven predominantly by further rental increases from the portfolio which continues to perform well. Despite recent turmoil in banking and money markets, the Board is optimistic about the prospects for the Group."

Enquiries:

Bell Pottinger Corporate & Financial
David Rydell/Victoria Geoghegan
Tel: 020 7861 3232

Primary Health Properties PLC
Harry Hyman
Managing Director
Tel: 01483 306912
Mobile: 07973 344768

Accounting period

As announced at the time of our interim results in March, the Group has changed its accounting reference date to 31 December. These results for the six months to 30 June 2007 are for the second six month period within the formal accounting period of eighteen months to 31 December 2007.

Results

The results for the six months ended 30 June 2007 show a profit after tax of £5.2m compared to £8.2m for the six months ended 30 June 2006. The results for the twelve months ended 30 June 2007 show a profit after tax of £34.8m compared to £15.9m for the year ended 30 June 2006.

The results for the twelve months include the impact of the revaluation surplus and various other matters reported at 31 December 2006, including the goodwill write off relating to our purchase of Cathedral (£5.5m), the REIT conversion charge (£5.2m) and the release of deferred tax (£29.6m). None of these items had comparables in the previous twelve month period.

The revaluation surplus for the twelve month period was £18.5m, of which £13.4m arose in the first six months. The surplus was due to was due to a small reduction in yields and higher rent reviews.

At a trading level, revenues for the twelve months to 30 June 2007 increased to £14.1m (twelve months to 30 June 2006: £11.1m) and operating profit before financing costs was £21.3m compared to £23.8m. The twelve month period saw the effect of the inclusion of a management incentive fee rather than the previous share option scheme.

The diluted earnings per share for the twelve month period were 135.7p (2006: 67.7p). After taking out capital items, adjusted diluted earnings per share amounted to 14.7p compared to 16.5p in the prior twelve month period.

Diluted net asset value per share in the six months to 31 December 2006 rose 7% to 449.8p (31 December 2006: 420.9p). While this was mainly due to the revaluation surplus, the net asset value also benefited from a £6.7m increase in unrealised gains attributable to our portfolio of swaps taken out to hedge the impact of higher interest rates.

Portfolio

During the six months to 30 June 2007, the Group has taken delivery of £16.5m of completed and let properties at Wednesbury, Handcross, Poundbury, Penkridge and Leslie and has entered into new commitments totalling £18.4m at Sandown, Lossiemouth, Paisley, Morriston and Kirkentilloch.

The table below sets out the portfolio as at 30 June 2007.

	30 June 2007 £m	31December 2006 £m	30 June 2006 £m
Investment properties	267.8	245.5	197.5
Development properties	9.2	9.5	-
Properties in the course of development	2.6	2.8	2.1
Total investment properties	**279.6**	**257.8**	**199.6**
Finance leases	2.9	2.5	2.5
Total owned and leased	**282.5**	**260.3**	**202.1**
Development Loans	2.8	1.2	1.7
Total owned and leased (including development loans)	**285.3**	**261.5**	**203.8**
Deposits paid	-	0.1	0.1
Committed	35.7	32.2	20.9
Total owned, leased and committed	**321.0**	**293.8**	**224.8**

Following our portfolio development and the Cathedral acquisition in December 2006, the portfolio now has 93 completed properties with a further 11 properties under construction. The portfolio has performed well over the last twelve months and the combination of a virtually fully let portfolio, long lease lengths and covenants backed by the government makes for an attractive portfolio for the long term. In addition, at 30 June 2007 the Group had £35.7m of future commitments.

REIT conversion and financing

During the six months ended 30 June 2007, the Group converted to a REIT and also completed a Placing and Open Offer, raising £38.8m net of expenses and thereby expanding its shareholder base. The Placing and Open Offer resulted in 9,309,376 new Ordinary Shares being issued on 11 April 2007. Although the UK-REIT sector has been volatile during the period, the conversion to a REIT has resulted in greater visibility for the Group and the opening to a wider universe of shareholders. On 21 September 2006, the Joint Managers exercised their options to acquire 1.6m Ordinary Shares at a price of £1.71 per share pursuant to the Management Option Agreement dated 17 September 2003.

As reported at the first interim stage, the Group negotiated a £40.0m increase in facilities with its bankers. Following the successful placing, the Group has further capacity to borrow and is in the process of extending its banking lines.

After the period end, and in order to manage its continuing liability management programme, the Group:

- purchased a £20m interest rate swap at 4.76% covering the period from 2017 to 2027. This will be accounted for as a cash flow hedging instrument.

- entered into a swap of 4.835% for principal amounts of £20m from 11 August 2007 to 11 November 2007, £30m from 11 November 2007 to 11 February 2008, £40m from 11 February 2008 to 11 May 2008 and £50m to 11 August 2021.

This second swap can be cancelled by the counterparty on any of the future quarter dates. If not called, the swap runs for the fourteen years to 11 August 2021. Whilst not qualifying for hedge accounting, the instrument significantly reduces the Group's cash interest costs in place and while the currently volatile short term interest rates remain above the swap level. The revaluation gain or loss on this contract, unless cancelled by the period end, will be taken through the income statement.

Total borrowings at the period end were £135.7m of which £11.8m was being used to fund development loans. The Group has £90m of fixed rate cover and the contingent cover referred to above.

Loan to value gearing at the period end was 46% and interest cover was 1.8 times. All UK-REIT conditions were met.

Dividend

The Board proposes to pay a second interim dividend of 7.5p per Ordinary Share, a rise of 0.75p per Ordinary Share over last year's final dividend of 6.75p. As explained at the time of the conversion to a UK REIT, distributions from the Company may comprise property income distributions ("PID"s), ordinary cash dividends or a combination of the two. The second interim dividend is a cash dividend and not a PID. The dividend will be paid on 23 November 2007 to shareholders on the register on 28 September 2007. Further details of the Company's status and the tax treatment of distributions for shareholders is given in the Interim Report.

Other matters

The Share Plan allowing investors to purchase the Company's Ordinary Shares by lump sum or regular payments currently has 38 members holding 99,243 Ordinary Shares. Further details can be found on the website www.phpgroup.co.uk and www.capitaregistrars.com/php.

The Notice of the Annual General Meeting and proxy card for the Annual General Meeting to be held on 15 November 2007 at 10.30am is enclosed with the Interim Report.

Outlook

Our market remains strong and while there has been uncertainty in other parts of the property sector, investor and tenant demand for modern primary health care facilities remain high. The government's agenda sees an increasing role for the delivery of care in modern primary care buildings.

The Group has an excellent portfolio of modern properties with secure long leases and high quality tenants, backed by the government, and has the prospect of continued rental growth which should flow through into dividends. Our strategy of sourcing new investments from several developers will enhance our ability to continue to enter into new commitments, ensuring the flow of new properties in coming years.

We remain a leader in our niche market and currently have a strong forward pipeline of new properties. Future growth will be driven predominantly by further rental increases from the portfolio which continues to perform well. Despite recent turmoil in banking and money markets, the Board is optimistic about the prospects for the Group.

G A Elliot
Chairman

19 September 2007

GROUP INCOME STATEMENT
for the six months ended 30 June 2007

	Note	Six months ended 30 June 2007 £'000 (unaudited)	Six months ended 31 December 2006 £'000 (unaudited)	Six months ended 30 June 2006 £'000 (unaudited)	Twelve months ended 30 June 2007 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)
Rental income		6,985	6,410	5,547	13,395	10,850
Finance lease income		604	141	141	745	281

Rental and related income		7,589	6,551	5,688	14,140	11,131
Net valuation gain on property portfolio		5,055	13,442	7,160	18,497	14,997
Net gain on disposal of property		-	44	401	44	401
Administrative expenses		(3,450)	(2,271)	(1,381)	(5,721)	(2,689)
Exceptional items:						
Goodwill impairment	2	(126)	(5,339)	-	(5,465)	-
UK-REIT conversion costs		-	(175)	-	(175)	-
Operating profit before financing costs		9,068	12,252	11,868	21,320	23,840
Finance income		718	110	97	828	258
Finance costs		(4,444)	(3,394)	(2,927)	(7,838)	(5,695)
Profit before tax		5,342	8,968	9,038	14,310	18,403
Current taxation	7	(103)	-	465	(103)	465
Conversion to UK-REIT charge	7	-	(5,157)	-	(5,157)	-
Deferred taxation charge for the period	7	-	(3,880)	(1,292)	(3,880)	(2,931)
Deferred taxation release on conversion to UK-REIT	7	-	29,622	-	29,622	-
Taxation (expense)/credit		(103)	20,585	(827)	20,482	(2,466)
Profit for the period*		5,239	29,553	8,211	34,792	15,937
Earnings per share – basic	4	18.9p	125.4p	36.2p	135.7p	70.3p
- diluted	4	18.9p	125.4p	34.8p	135.7p	67.7p
Adjusted earnings per share – basic	4	7.8p	6.9p	10.3p	14.7p	17.1p
- diluted	4	7.8p	6.9p	9.9p	14.7p	16.5p
Dividends paid:	6	£'000	£'000	£'000	£'000	£'000
First interim dividend period ending December 2007 (7.5p)		1,821	-	-	1,821	-
Final dividend year ended June 2006 (6.75p)		-	1,639	-	1,639	-
Interim dividend year ended June 2006 (6.75p)		-	-	1,531	-	1,531
Final dividend year ended June 2005 (6.0p)		-	-	-	-	1,359

* Wholly attributable to equity shareholders of Primary Health Properties PLC

All activities are continuing.

GROUP BALANCE SHEET
as at 30 June 2007

	Note	At 30 June 2007 £'000 (unaudited)	At 31 December 2006 £'000 (unaudited)	At 30 June 2006 £'000 (audited)
Non current assets				
Investment properties	3	270,434	248,316	199,569
Development properties	3	9,174	9,525	-

	Note			
Development loans		2,826	1,164	1,712
Net investment in finance leases		2,905	2,487	2,492
Derivative interest rate swaps		7,905	1,901	1,415
		293,244	263,413	205,188
Current assets				
Trade and other receivables		3,459	1,855	1,470
Net investment in finance leases		49	12	12
Cash and cash equivalents		3,692	3,829	3,973
		7,200	5,696	5,455
Total assets		300,444	269,109	210,643
Current liabilities				
Derivative interest rate swaps		-	-	(74)
Corporation tax payable		(289)	(201)	(181)
UK-REIT conversion charge payable	1	(1,012)	(645)	-
Deferred rental income		(3,138)	(2,988)	(2,466)
Trade and other payables		(5,142)	(4,591)	(2,604)
		(9,581)	(8,425)	(5,325)
Non current liabilities				
Term Loan		(135,650)	(153,250)	(112,800)
Deferred tax	7	-	-	(21,193)
UK-REIT conversion charge payable	1	(4,145)	(4,512)	-
Derivative interest rate swaps		-	(735)	-
		(139,795)	(158,497)	(133,993)
Total liabilities		(149,376)	(166,922)	(139,318)
Net assets		151,068	102,187	71,325
Equity				
Share capital		16,794	12,139	11,339
Share premium		48,012	13,943	12,022
Capital reserve		1,618	1,618	1,618
Cash flow hedging reserve		7,905	1,166	939
Retained earnings		76,739	73,321	45,407
Total equity *		151,068	102,187	71,325
Net asset value per share	Note			
- basic	8	449.8p	420.9p	314.5p
- diluted	8	449.8p	420.9p	305.1p
Adjusted net asset value per share **				
- basic	8	449.8p	420.9p	408.0p
- diluted	8	449.8p	420.9p	392.4p

* Wholly attributable to equity shareholders of Primary Health Properties PLC.
** Adjusted for deferred taxation at 30 June 2006, prior to REIT conversion charge.

These financial statements have been prepared in accordance with the accounting policies set out in the latest

Group Statement of Changes in Equity (unaudited)
for the six months ended 30 June 2007

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
31 December 2006	12,139	13,943	1,618	1,166	73,321	102,187
Profit for the period	-	-	-	-	5,239	5,239
Transfer to income statement on cash flow hedges	-	-	-	295	-	295
Income and expense recognised directly in equity:						
Gain on cash flow hedges taken to equity	-	-	-	6,444	-	6,444
Total recognised income and expense for the period	-	-	-	6,739	5,239	11,978
Issue of shares (net of expenses)	4,655	34,069	-	-	-	38,724
Dividends paid:						
First interim dividend for period ending 31 December 2007 (7.5p)	-	-	-	-	(1,821)	(1,821)
30 June 2007	16,794	48,012	1,618	7,905	76,739	151,068

Group Statement of Changes in Equity (unaudited)
for the twelve months ended 30 June 2007

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
30 June 2006	11,339	12,022	1,618	939	45,407	71,325
Profit for the period	-	-	-	-	34,792	34,792
Transfer to income statement on cash flow hedges	-	-	-	300	-	300
Income and expense recognised directly in equity:						
Gain on cash flow hedges taken to equity	-	-	-	6,264	-	6,264
Deferred tax on loss on cash flow hedges for the year	-	-	-	52	-	52
Deferred tax on loss on cash flow hedges released*	-	-	-	350	-	350
Total recognised income and expense for the year	-	-	-	6,966	34,792	41,758
Issue of shares (net of expenses)	5,455	35,990	-	-	-	41,445
Dividends paid:						
Final dividend for the year ended 30 June 2006 (6.75p)	-	-	-	-	(1,639)	(1,639)
First interim dividend paid or the period ending 31 December 2007 (7.5p)	-	-	-	-	(1,821)	(1,821)
30 June 2007	16,794	48,012	1,618	7,905	76,739	151,068

* Deferred tax was released in the period to 31 December 2006 due to the impending conversion to UK-REIT.

Group Statement of Changes in Equity (unaudited)
for the six months ended 31 December 2006

Cash

	Share capital £'000	Share premium £'000	Capital reserve £'000	flow hedging reserve £'000	Retained earnings £'000	Total £'000
30 June 2006	11,339	12,022	1,618	939	45,407	71,325
Profit for the period	-	-	-	-	29,553	29,553
Transfer to income statement on cash flow hedges	-	-	-	5	-	5
Income and expense recognised directly in equity:						
Loss on cash flow hedges taken to equity	-	-	-	(180)	-	(180)
Deferred tax on loss on cash flow hedges for the period	-	-	-	52	-	52
Deferred tax on cash flow hedges released*	-	-	-	350	-	350
Total recognised income and expense for the period	-	-	-	227	29,553	29,780
Issue of shares (net of expenses)	800	1,921	-	-	-	2,721
Dividends paid:						
Final dividend for the year ended 30 June 2006 (6.75p)	-	-	-	-	(1,639)	(1,639)
31 December 2006	12,139	13,943	1,618	1,166	73,321	102,187

* Deferred tax was released in the period to 31 December 2006 due to the impending conversion to UK-REIT.

Group Statement of Changes in Equity (audited)
for the year ended 30 June 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
1 July 2005	11,326	11,952	1,618	(1,292)	32,175	55,779
Profit for the year	-	-	-	-	15,937	15,937
Transfer to income statement on cash flow hedges	-	-	-	238	-	238
Income and expense recognised directly in equity:						
Gains on cash flow hedges taken to equity	-	-	-	2,949	-	2,949
Deferred tax on cash flow hedges taken to equity	-	-	-	(956)	-	(956)
Total recognised income and expense for the year	-	-	-	2,231	15,937	18,168
Issue of shares (net of expenses)	13	70	-	-	-	83
Share based payment charge	-	-	-	-	185	185
Dividends paid:						
Final dividend for the year ended 30 June 2005 (6.0p)	-	-	-	-	(1,359)	(1,359)
Interim dividend for the year ended 30 June 2006 (6.75p)	-	-	-	-	(1,531)	(1,531)
30 June 2006	11,339	12,022	1,618	939	45,407	71,325

Group Cash Flow Statement
for the six months ended 30 June 2007

	Six months ended 30 June 2007 £'000 (unaudited)	Six months ended 30 June 2006 £'000 (unaudited)	Twelve months ended 30 June 2007 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)
Operating activities				
Profit before tax	5,342	9,038	14,310	18,403
Less: Finance income	(718)	(97)	(828)	(258)
Plus: Finance costs	4,444	2,927	7,838	5,695
Operating profit before financing costs	9,068	11,868	21,320	23,840
Adjustments to reconcile Group operating profit to net cash flows from operating activities:				
Less: Revaluation gains on property	(5,055)	(7,160)	(18,497)	(14,997)
Less: Gains on disposal of property	-	(401)	(44)	(401)
Plus: Goodwill impairment	126	-	5,465	-
Plus: Share based payment expense	-	93	-	185
(Increase)/decrease in trade and other receivables	(1,110)	142	(680)	(54)
Increase in trade and other payables	917	52	1,651	212
Cash generated from operations	3,946	4,594	9,215	8,785
Interest received from developments	35	117	142	219
Taxation paid	(15)	(34)	(15)	(34)
Net cash flow from operating activities	3,966	4,677	9,342	8,970
Investing activities				
Receipts from disposal of investment properties	-	7,711	465	7,711
Payments to acquire investment properties	(16,824)	(15,311)	(29,715)	(25,770)
Development loans advanced	(1,509)	(1,863)	(2,642)	(2,612)
Bank interest received	27	35	55	47
Acquisition of subsidiary	(410)	-	(30,803)	-
Net cash flow used in investing activities	(18,716)	(9,428)	(62,640)	(20,624)
Financing activities				
Proceeds from issue of shares (net of expenses)	38,752	-	38,747	(4)
Cash received on exercise of Management Options	-	-	2,726	-
Term bank loan drawdowns	14,900	10,800	55,350	24,000
Term bank loan repayment	(32,500)	-	(32,500)	-
Interest paid	(4,718)	(2,781)	(7,846)	(6,678)
Equity dividends paid	(1,821)	(1,531)	(3,460)	(2,803)
Net cash flow from financing activities	14,613	6,488	53,017	14,515
(Decrease)/increase in cash and cash equivalents for the period/year	(137)	1,737	(281)	2,861

Cash and cash equivalents at start of period/year	3,829	2,236	3,973	1,112
Cash and cash equivalents at end of period/year	3,692	3,973	3,692	3,973

NOTES:

1. Accounting Policies

Basis of preparation/ Statement of compliance
The interim report for the six months ended 30 June 2007 has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The interim report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group's annual financial statements as at 30 June 2006.

The financial information contained in this report does not constitute statutory accounts within the meaning of Section 240 Companies Act 1985. The auditors' report on the full financial statements under section 235 Companies Act 1985, for the year ended 30 June 2006, did not contain a statement under Section 237 (2) or (3) Companies Act 1985. This audit report, which was unqualified, was delivered to the Registrar of Companies together with financial statements for the year ended 30 June 2006.

Convention
The financial statements are presented on a historical cost basis in Sterling rounded to the nearest thousand.

Segmental reporting
The Group operates under one business segment and one geographical segment, being investment in primary health care property within the United Kingdom.

Basis of consolidation
The Group's financial statements consolidate the financial statements of Primary Health Properties PLC and its wholly owned subsidiary undertakings. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. The financial statements of the subsidiary undertakings are prepared for the accounting reference period ending 31 December each year, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from them, are eliminated.

Conversion to UK-REIT
The Group's conversion to UK REIT status was effective from 1 January 2007.

Conversion to a UK-REIT results in, subject to continuing relevant UK-REIT criteria being met, the Group's property profits, both income and gains, being exempt from UK taxation from 1 January 2007. The deferred tax liabilities as at 31 December 2006 of £30.0m are therefore released with £29.6m credited to the Group Income Statement and £0.4m to the cash flow hedging reserve.

On conversion to a UK-REIT, the Group is subject to a one off taxation charge based on the value of properties as at the date of conversion, amounting to £5.2m. This amount is payable over four years.

Change of accounting reference date

The Group changed its accounting reference date to 31 December, with effect from 1 January 2007. The current accounting reference period, which commenced on 1 July 2006, will therefore comprise 18 months ending 31 December 2007. In addition to the interim financial statements for the six months ended 31 December 2006, and this second interim report for the six months ended 30 June 2007, the Group will prepare final financial statements for the 18 month period ending 31 December 2007.

2. Acquisition of PHIP CHH Limited ("CHH")

On 22 December 2006, the Group exchanged contracts to acquire 100% of the ordinary share capital of CHH for a cash consideration of £31.0m. CHH was the holding company of a group of companies that owned nine primary healthcare facilities across the UK which have been incorporated into the Group's portfolio.

Of the nine facilities, three are under construction and are expected to be completed by 31 December 200

Consideration of £30.9m was paid upon completion with a further balance of £0.1m paid in April 2007. Cas

The total gross assets acquired once fully developed are expected to amount to £39.2m. These assets are

Details of the acquisition of CHH:

	£'000
Total cost of acquisition	30,978
Investment and development property acquired	(30,825)
Other net liabilities acquired	5,312
Goodwill arising on acquisition	5,465

Prior to the acquisition of CHH, the investment and development properties were included in the books of CHH at £21.5m. A fair value exercise was carried out by Lambert Smith Hampton as at 1 December 2006 resulting in an uplift in value of the properties of £9.3m to £30.8m. A deferred tax liability arose on this uplift of £2.8m.

As the Group paid consideration equal to the assessed value of the acquired properties, goodwill arises in respect of the other net liabilities acquired, principally a deferred tax liability of £4.9m. However, on conversion to UK-REIT, the deferred tax liability is eliminated resulting in an impairment of goodwill arising on acquisition.

3 Investment Properties

The freehold, leasehold and development properties have been independently valued at fair value by Lambert Smith Hampton Chartered Surveyors and Valuers as at 30 June 2007.

The revaluation gain for the six months ended 30 June 2007 amounted to £5.1m, giving an overall revaluation gain of £18.5m for the twelve months to 30 June 2007. The revaluation gain for the year ended 30 June 2006 amounted to £15.0m.

Property additions for the six months ended 30 June 2007 amounted to £16.5m, giving total additions for the twelve months to 30 June 2007 of £61.9m (including £30.8m on the PHIP CHH acquisition). There were no properties disposed of in the six months to 30 June 2007. Properties disposed of during the twelve months to 30 June 2007, valued at £0.4m as at 30 June 2006, realised a gain of £0.04m.

Property additions for the year ended 30 June 2006 amounted to £27.5m. Properties disposed of for the year ended 30 June 2006, valued at £6.8m as at 30 June 2005, realised a gain of £0.4m.

4 Earnings per share

Following the exercise of the Management Options by the Joint Managers on 21 September 2006, there is

The purpose of calculating an adjusted earnings per share, is to provide a better indication of dividend cover for the period by excluding capital items including valuation gains.

^ Weighted average number of Ordinary Shares in issue during the period.

* Excess of the total number of potential shares on option exercise over the number that could be issued at fair value (IAS 33: "Earnings per share").

** All Management Options were exercised in full on 21 September 2006.

The calculation of basic and diluted earnings per share as at 30 June 2007 is based on the following:

Earnings per share for the six months ended 30 June 2007

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number	Per share pence
Basic and diluted earnings per share	5,239	27,673,730	18.9

Adjusted earnings per share for the six months ended 30 June 2007

Net profit attributable to

	Ordinary Shareholders £'000	Ordinary^ shares number	Per share Pence
Basic and diluted earnings per share	5,239	27,673,730	18.9
Adjustments to remove:			
Incentive fee accrual	1,839		
Goodwill impairment	126		
Net valuation gains on valuation of property	(5,055)		
Adjusted basic and diluted earnings per share	2,149	27,673,730	7.8

Earnings per share for the six months ended 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number		Per share pence
Basic earnings per share	8,211	22,677,718		36.2
Options exercised*	-	917,037	**	
Diluted earnings per share	8,211	23,594,755		34.8

Adjusted earnings per share for the six months ended 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number		Per share pence
Basic earnings per share	8,211	22,677,718		36.2
Adjustments to remove:				
Deferred tax charge	1,292			
Net valuation gains on valuation of property	(7,160)			
Adjusted basic earnings per share	2,343	22,677,718		10.3
Options exercised*	-	917,037	**	
Adjusted diluted earnings per share	2,343	23,594,755		9.9

Earnings per share for the twelve months ended 30 June 2007

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number	Per share pence
Basic and diluted earnings per share	34,792	25,631,493	135.7

Adjusted earnings per share for the twelve months ended 30 June 2007

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number	Per share pence
Basic and diluted earnings per share	34,792	25,631,493	135.7
Adjustments to remove:			
Incentive fee accrual	2,591		
Goodwill impairment	5,465		
UK-REIT conversion charge	5,157		
Deferred tax charge	3,880		
Deferred tax release	(29,622)		
Net valuation gains on valuation of property	(18,497)		
Adjusted basic and diluted earnings per share	3,766	25,631,493	14.7

Earnings per share for the year ended 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number		Per share pence
Basic earnings per share	15,937	22,667,946		70.3
Option exercise*	-	861,960	**	
Diluted earnings per share	15,937	23,529,906		67.7

Adjusted earnings per share for the year ended 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ shares number		Per share pence
Basic earnings per share	15,937	22,667,946		70.3
Adjustments to remove:				
Deferred tax charge	2,931			
Net valuation gains on valuation of property	(14,997)			
Adjusted basic earnings per share	3,871	22,667,946		17.1
Option exercise*	-	861,960	**	
Adjusted diluted earnings per share	3,871	23,529,906		16.5

5 Performance incentive scheme

On 16 November 2006, Shareholders approved the amendments to the Management Agreement whereby the Joint Managers are entitled to a performance incentive fee of 15% of any performance in excess of an 8% per annum increase in the Company's "Total Return" as derived from the audited financial statements for the respective financial period.

The Total Return is determined by comparing the variation in the stated net asset value per share (on a fully diluted basis, adjusting for deferred tax and the REIT conversion charge and adding back gross dividends paid or declared in such period) against the fully diluted net asset value per share from the previous period's audited accounts.

Included in Administration Expenses within the Income Statement for the twelve months to 30 June 2007 is a performance incentive fee expense of £2,591,000 (six months to 30 June 2007: £1,839,000, six months to 31 December 2006: £752,000).

6. Dividends paid

Dividends paid in the period are as follows:

	No of shares dividend paid upon	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Twelve months to 30 June 2007 £'000	Year to 30 June 2006 £'000
First interim dividend for the period ending 31 December 2007 (7.5p)	24,277,718	1,821	-	1,821	-
Final dividend for the year ended 30 June 2006 (6.75p)	24,277,718	-	-	1,639	-
Interim dividend for the year ended 30 June 2006 (6.75p)	22,677,718	-	1,531	-	1,531
Final dividend for the year ended 30 June 2005 (6.0p)	22,677,718	-	-	-	1,359
		1,821	1,531	3,460	2,890

The Board proposes to pay an interim dividend of 7.5p per Ordinary Share for the six months to 30 June 2007, pay

7. Taxation

Taxation in the Income Statement:

	Six months ended 30 June 2007 £'000 (unaudited)	Six months ended 31 December 2006 £'000 (unaudited)	Six months ended 30 June 2006 £'000 (unaudited)	Twelve months ended 30 June 2007 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)
Current tax					
UK Corporation tax on non property income	30	-	181	30	181
Adjustments in respect of prior period	73	-	(646)	73	(646)
	103	-	(465)	103	(465)
Conversion to UK-REIT charge	-	5,157	-	5,157	-
	103	5,157	(465)	5,260	(465)
Deferred tax					
Deferred tax charge for the period/year	-	3,880	1,292	3,880	2,931
Deferred tax release on conversion to UK-REIT (see note 1)	-	(29,622)	-	(29,622)	-
	-	(25,742)	1,292	(25,742)	2,931
Taxation expense/(credit) in the Income Statement	103	(20,585)	827	(20,482)	2,466

Taxation in the Balance Sheet:

Deferred tax liability					
- on timing differences	-	-	6,186	-	6,186
- on revaluation gains	-	-	14,605	-	14,605
- on derivative interest rate swaps	-	-	402	-	402
Deferred tax liability at end of period/year	-	-	21,193	-	21,193

8 Net asset value calculations

There is no difference between the normal and adjusted net asset values as at 31 December 2006 and 30 June 2007, due to the release of all deferred tax liabilities on conversion to UK-REIT status.

Following the exercise of the Management Options by the Joint Managers on 21 September 2006, there is no dilution and therefore no difference between adjusted basic and diluted net asset values as at 31 December 2006 and 30 June 2007.

Net asset values have been calculated as follows:

	30 June 2007 £'000 (unaudited)	31 Decembe 200(£'00((unaudited
Net assets per Group Balance Sheet *	151,068	102,18;
Add – Receipts assuming the exercise of Management Options	-	
Diluted net assets	151,068	102,18;
	No. of shares	No. of share
Ordinary shares:		
Issued share capital *	33,587,094	24,277,71(
Add – New shares issued assuming the exercise of the Management Options	-	
Diluted number of Ordinary Shares	33,587,094	24,277,71(
Net asset value per share	449.8p	420.9
Diluted net asset value per share	449.8p	420.9

* figures for basic net asset value calculations

Calculations assume that the dilution takes place on the respective Balance Sheet dates.

Adjusted net asset value per share

	30 June 2007 £'000 (unaudited)	31 December 2(£'00C (unaudited
Net assets per Group Balance Sheet *	151,068	102,187
Adjustments to add back:		
Deferred tax on timing differences	-	-
Deferred tax on revaluation gains	-	-
Deferred tax on derivative interest rate swaps	-	-
Adjustment to remove:		
Adjusted net assets	151,068	102,187
Add – Receipts assuming the exercise of Management Options	-	-

Diluted adjusted net assets	151,068	102,187
	No. of shares	No. of share
Ordinary shares:		
Issued share capital *	33,587,094	24,277,718
Add – New shares issued assuming the exercise of Management Options	-	-
Diluted number of Ordinary Shares	33,587,094	24,277,718
Adjusted net asset value per share	449.8p	420.9
Diluted adjusted net asset value per share	449.8p	420.9

* figures for basic net asset value calculations

Calculations assume that the dilution takes place on the respective Balance Sheet dates.

9. The Interim Report will be posted to Shareholders on 3 October 2007 and to those on the mailing list as soon as practicable thereafter. It will also be available on request from the Company Secretary, J O Hambro Capital Management Limited, Ground Floor, Ryder Court, 14 Ryder Street, London, SW1Y 6QB.

END

Exhibit 42

Primary Health Properties PLC
Interim Report for the six months ended 30 June 2007
Notice of Annual General Meeting to be held on 15 November 2007

The above documents have been submitted to the UK Listing Authority today (3 October 2007) and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000.

Exhibit 43

Primary Health Properties PLC

Interim Report for the six months ended 30 June 2007

Objective of the Group

The objective of the Group is to generate rental income and capital growth through investment in primary health care property in the United Kingdom leased principally to General Practitioners ("GPs"), Primary Care Trusts ("PCTs"), Health Authorities and other associated health care users.

Group Financial Highlights

	Six months to 30 June 2007	Six months to 31 December 2006	Twelve months to 30 June 2007	Year to 30 June 2006
Annualised delivered rent roll	£14.5m	£13.3m	£14.5m	£11.3m
Profit before taxation	£5.3m	£9.0m	£14.3m	£18.4m
Earnings per share – diluted	18.9p	125.4p	135.7p	67.7p
Adjusted earnings per share** – diluted	7.8p	6.9p	14.7p	16.5p
Paid and proposed dividends relating to the period, net per share***	7.5p	7.5p	15.0p	13.5p
Net assets	£151.1m	£102.2m	£151.1m	£71.3m
Net asset value per share – diluted	449.8p	420.9p	449.8p	305.1p
Adjusted net asset value per share* – diluted	449.8p	420.9p	449.8p	392.4p
Portfolio owned and leased	£282.5m	£260.3m	£282.5m	£202.1m
Development loans	£2.8m	£1.2m	£2.8m	£1.7m
Portfolio commitments including deposits	£35.7m	£32.3m	£35.7m	£21.0m
Portfolio owned, leased and committed	£321.0m	£293.8m	£321.0m	£224.8m
Investment properties valuation increase	£5.1m	£13.4m	£18.5m	£15.0m
Borrowings	£135.7m	£153.3m	£135.7m	£112.8m

* Excluding deferred tax, prior to UK-REIT conversion charge.
** Adjusted as per note 4.
*** Paid and proposed dividends differ from the figures shown in the financial statements, due to the implication of IAS 10. Dividends are only included in the financial statements in the period in which they are declared and paid.

Chairman's Statement

Accounting period

As announced at the time of our interim results in March, the Group has changed its accounting reference date to 31 December. These results for the six months to 30 June 2007 are for the second six month period within the formal accounting period of eighteen months to 31 December 2007.

Results

The results for the six months ended 30 June 2007 show a profit after tax of £5.2m compared to £8.2m for the six months ended 30 June 2006. The results for the twelve months ended 30 June 2007 show a profit after tax of £34.8m compared to £15.9m for the year ended 30 June 2006.

The results for the twelve months include the impact of the revaluation surplus and various other matters reported at 31 December 2006, including the goodwill write off relating to our purchase of Cathedral (£5.5m), the REIT conversion charge (£5.2m) and the release of deferred tax (£29.6m). None of these items had comparables in the previous twelve month period.

The revaluation surplus for the twelve month period was £18.5m, of which £13.4m arose in the first six months. The surplus was due to a small reduction in yields and higher rent reviews.

At a trading level, revenues for the twelve months to 30 June 2007 increased to £14.1m (twelve months to 30 June 2006: £11.1m) and operating profit before financing costs was £21.3m compared to £23.8m. The twelve month period saw the effect of the inclusion of a management incentive fee rather than the previous share option scheme.

The diluted earnings per share for the twelve month period were 135.7p (2006: 67.7p). After taking out capital items, adjusted diluted earnings per share amounted to 14.7p compared to 16.5p in the prior twelve month period.

Diluted net asset value per share in the six months to 31 December 2006 rose 7% to 449.8p (31 December 2006: 420.9p). While this was mainly due to the revaluation surplus, the net asset value also benefited from a £6.7m increase in unrealised gains attributable to our portfolio of swaps taken out to hedge the impact of higher interest rates.

Chairman's Statement – *continued*

Portfolio

During the six months to 30 June 2007, the Group has taken delivery of £16.5m of completed and let properties at Wednesbury, Handcross, Poundbury, Penkridge and Leslie and has entered into new commitments totalling £18.4m at Sandown, Lossiemouth, Paisley, Morriston and Kirkentilloch.

The table below sets out the portfolio as at 30 June 2007.

	30 June 2007 £m	31 December 2006 £m	30 June 2006 £m
Investment properties	267.8	245.5	197.5
Development properties	9.2	9.5	–
Properties in the course of development	2.6	2.8	2.1
Total investment properties	279.6	257.8	199.6
Finance leases	2.9	2.5	2.5
Total owned and leased	282.5	260.3	202.1
Development loans	2.8	1.2	1.7
Total owned and leased (including development loans)	285.3	261.5	203.8
Deposits paid	–	0.1	0.1
Committed	35.7	32.2	20.9
Total owned, leased and committed	321.0	293.8	224.8

Following our portfolio development and the Cathedral acquisition in December 2006, the portfolio now has 93 completed properties with a further 11 properties under construction. The portfolio has performed well over the last twelve months and the combination of a virtually fully let portfolio, long lease lengths and covenants backed by the government makes for an attractive portfolio for the long term. In addition, at 30 June 2007 the Group had £35.7m of future commitments.

Chairman's Statement – *continued*

REIT conversion and financing

During the six months ended 30 June 2007, the Group converted to a REIT and also completed a Placing and Open Offer, raising £38.8m net of expenses and thereby expanding its shareholder base. The Placing and Open Offer resulted in 9,309,376 new Ordinary Shares being issued on 11 April 2007. Although the UK-REIT sector has been volatile during the period, the conversion to a REIT has resulted in greater visibility for the Group and the opening to a wider universe of shareholders. On 21 September 2006, the Joint Managers exercised their options to acquire 1.6m Ordinary Shares at a price of £1.71 per share pursuant to the Management Option Agreement dated 17 September 2003.

As reported at the first interim stage, the Group negotiated a £40m increase in facilities with its bankers. Following the successful placing, the Group has further capacity to borrow and is in the process of extending its banking lines.

After the period end, and in order to manage its continuing liability management programme, the Group:

- purchased a £20m interest rate swap at 4.76% covering the period from 2017 to 2027. This will be accounted for as a cash flow hedging instrument.
- entered into a swap of 4.835% for principal amounts of £20m from 11 August 2007 to 11 November 2007, £30m from 11 November 2007 to 11 February 2008, £40m from 11 February 2008 to 11 May 2008 and £50m to 11 August 2021.

This second swap can be cancelled by the counterparty on any of the future quarter dates. If not called, the swap runs for the fourteen years to 11 August 2021. Whilst not qualifying for hedge accounting, the instrument significantly reduces the Group's cash interest costs in place and while the currently volatile short term interest rates remain above the swap level. The revaluation gain or loss on this contract, unless cancelled by the period end, will be taken through the income statement.

Total borrowings at the period end were £135.7m of which £11.8m was being used to fund development loans. The Group has £90m of fixed rate cover and the contingent cover referred to above.

Loan to value gearing at the period end was 46% and interest cover was 1.8 times. All UK-REIT conditions were met.

Chairman's Statement – *continued*

Dividend

The Board proposes to pay a second interim dividend of 7.5p per Ordinary Share, a rise of 0.75p per Ordinary Share over last year's final dividend of 6.75p. As explained at the time of the conversion to a UK-REIT, distributions from the Company may comprise property income distributions ("PID"s), ordinary cash dividends or a combination of the two. The second interim dividend is a cash dividend and not a PID. The dividend will be paid on 23 November 2007 to Shareholders on the register on 28 September 2007. Further details of the Company's status and the tax treatment of distributions for Shareholders is given on page 36 and 37 of this Interim Report.

Other matters

The Share Plan allowing investors to purchase the Company's Ordinary Shares by lump sum or regular payments currently has 38 members holding 99,243 Ordinary Shares. Further details can be found on the website www.phpgroup.co.uk and www.capitaregistrars.com/php.

The Notice of the Annual General Meeting and proxy card for the Annual General Meeting to be held on 15 November 2007 at 10.30am is enclosed with this Interim Report.

Outlook

Our market remains strong and while there has been uncertainty in other parts of the property sector, investor and tenant demand for modern primary health care facilities remain high. The government's agenda sees an increasing role for the delivery of care in modern primary care buildings.

The Group has an excellent portfolio of modern properties with secure long leases and high quality tenants, backed by the government, and has the prospect of continued rental growth which should flow through into dividends. Our strategy of sourcing new investments from several developers will enhance our ability to continue to enter into new commitments, ensuring the flow of new properties in coming years.

We remain a leader in our niche market and currently have a strong forward pipeline of new properties. Future growth will be driven predominantly by further rental increases from the portfolio which continues to perform well. Despite recent turmoil in banking and money markets, the Board is optimistic about the prospects for the Group.

G A Elliot
Chairman — 19 September 2007

Covenant Analysis by Annual Rent


Other
1%
Pharmacy
10%
Primary Care Trusts
7%
Health Authorities
2%
GPs
80%

An analysis of the annualised rent roll of £14.5m at 30 June 2007.

Analysis of Annualised Rent by Unexpired Lease Term


6 – 15 years
12%
15 – 20 years
48%
More than 20 years
40%

Analysis of Rental Income by Geographical Region


East Anglia
3%
East Midlands
9%
South East
28%
West Midlands
17%
South West
3%
London
10%
North West
11%
Wales
4%
Scotland
5%
North
2%
Yorkshire &
Humberside
8%

Security of Income by Term Certain


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage of Total Income as at 30 June 2007
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15
Years from 30 June 2007

The graph above shows that by year 15 the Group would still be receiving 88% of its current income, without further action.

Rent Reviews by Annual Rent


£'000s
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,758
5,093
5,609
2008
2009
2010
Year

The chart above shows the annual amount of rent falling due for review in each of the next 3 years. £600,000 is reviewable on a longer pattern in 2011.

Fixed Rate Funding


£m's
100
90
80
70
60
50
40
30
20
10
0
90
88
80
90
85
89
89
90
92
76
60
60
60
60
60
60
60
60
60
30
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Year End

The bar chart above shows the projected level of fixed rate financing from swaps. See the Chairman's statement for subsequent developments.

Property Portfolio at 30 June 2007

www.phpgroup.co.uk


10
8
Investment Properties
Properties in the process of Development

Visit the Group's website www.phpgroup.co.uk for more information on properties contained within the portfolio.

Group Income Statement
for the six months ended 30 June 2007

	Note	Six months ended 30 June 2007 £'000 (unaudited)	Six months ended 31 December 2006 £'000 (unaudited)	Six months ended 30 June 2006 £'000 (unaudited)
Rental income		6,985	6,410	5,547
Finance lease income		604	141	141
Rental and related income		7,589	6,551	5,688
Net valuation gain on property portfolio		5,055	13,442	7,160
Net gain on disposal of property		–	44	401
Administrative expenses		(3,450)	(2,271)	(1,381)
Exceptional Items:				
Goodwill impairment	2	(126)	(5,339)	–
UK-REIT conversion costs		–	(175)	–
Operating profit before financing costs		9,068	12,252	11,868
Finance income		718	110	97
Finance costs		(4,444)	(3,394)	(2,927)
Profit before tax		5,342	8,968	9,038
Current taxation	7	(103)	–	465
Conversion to UK-REIT charge	7	–	(5,157)	–
Deferred taxation charge for the period	7	–	(3,880)	(1,292)
Deferred taxation release on conversion to UK-REIT	7	–	29,622	–
Taxation (expense)/credit		(103)	20,585	(827)
Profit for the period/year*		5,239	29,553	8,211

* Wholly attributable to equity shareholders of Primary Health Properties PLC.

Group Income Statement
for the six months ended 30 June 2007 – *continued*

Twelve months ended 30 June 2007 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)	
13,395	10,850	Rental income
745	281	Finance lease income
14,140	11,131	Rental and related income
18,497	14,997	Net valuation gain on property portfolio
44	401	Net gain on disposal of property
(5,721)	(2,689)	Administrative expenses
		Exceptional Items:
(5,465)	–	Goodwill impairment
(175)	–	UK-REIT conversion costs
21,320	23,840	Operating profit before financing costs
828	258	Finance income
(7,838)	(5,695)	Finance costs
14,310	18,403	Profit before tax
(103)	465	Current taxation
(5,157)	–	Conversion to UK-REIT charge
(3,880)	(2,931)	Deferred taxation charge for the period
29,622	–	Deferred taxation release on conversion to UK-REIT
20,482	(2,466)	Taxation (expense)/credit
34,792	15,937	Profit for the period/year*

* Wholly attributable to equity shareholders of Primary Health Properties PLC.

Group Income Statement
for the six months ended 30 June 2007 – *continued*

	Note	Six months ended 30 June 2007 £'000 (unaudited)	Six months ended 31 December 2006 £'000 (unaudited)	Six months ended 30 June 2006 £'000 (unaudited)
Earnings per share – basic	4	18.9p	125.4p	36.2p
– diluted	4	18.9p	125.4p	34.8p
Adjusted earnings per share – basic	4	7.8p	6.9p	10.3p
– diluted	4	7.8p	6.9p	9.9p
Dividends paid:	6	£'000	£'000	£'000
First interim dividend period ending December 2007 (7.5p)		1,821	–	–
Final dividend year ended June 2006 (6.75p)		–	1,639	–
Interim dividend year ended June 2006 (6.75p)		–	–	1,531
Final dividend year ended June 2005 (6.0p)		–	–	–

All activities are continuing.

Group Income Statement
for the six months ended 30 June 2007 – *continued*

Twelve months ended 30 June 2007 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)	
135.7p	70.3p	**Earnings per share – basic**
135.7p	67.7p	**– diluted**
14.7p	17.1p	**Adjusted earnings per share – basic**
14.7p	16.5p	**– diluted**
£'000	£'000	**Dividends paid:**
1,821	–	First interim dividend period ending December 2007 (7.5p)
1,639	–	Final dividend year ended June 2006 (6.75p)
–	1,531	Interim dividend year ended June 2006 (6.75p)
–	1,359	Final dividend year ended June 2005 (6.0p)

All activities are continuing.

Group Balance Sheet
at 30 June 2007

	Note	At 30 June 2007 £'000 (unaudited)	At 31 December 2006 £'000 (unaudited)	At 30 June 2006 £'000 (audited)
Non current assets				
Investment properties	3	270,434	248,316	199,569
Development properties	3	9,174	9,525	–
Development loans		2,826	1,184	1,712
Net investment in finance leases		2,905	2,487	2,492
Derivative interest rate swaps		7,905	1,901	1,415
		293,244	263,413	205,188
Current assets				
Trade and other receivables		3,459	1,855	1,470
Net investment in finance leases		49	12	12
Cash and cash equivalents		3,692	3,829	3,973
		7,200	5,696	5,455
Total assets		300,444	269,109	210,643
Current liabilities				
Derivative interest rate swaps		–	–	(74)
Corporation tax payable		(289)	(201)	(181)
UK-REIT conversion charge payable	1	(1,012)	(645)	–
Deferred rental income		(3,138)	(2,988)	(2,466)
Trade and other payables		(5,142)	(4,591)	(2,604)
		(9,581)	(8,425)	(5,325)
Non-current liabilities				
Term loan		(135,650)	(153,250)	(112,800)
Deferred tax	7	–	–	(21,193)
UK-REIT conversion charge payable	1	(4,145)	(4,512)	–
Derivative interest rate swaps		–	(735)	–
		(139,795)	(158,497)	(133,993)
Total liabilities		(149,376)	(166,922)	(139,318)
Net assets		151,068	102,187	71,325

Group Balance Sheet
at 30 June 2007 – *continued*

	Note	At 30 June 2007 £'000 (unaudited)	At 31 December 2006 £'000 (unaudited)	At 30 June 2006 £'000 (audited)
Equity				
Share capital		16,794	12,139	11,339
Share premium		48,012	13,943	12,022
Capital reserve		1,618	1,618	1,618
Cash flow hedging reserve		7,905	1,166	939
Retained earnings		76,739	73,321	45,407
Total equity*		151,068	102,187	71,325
Net asset value per share				
– basic	8	449.8p	420.9p	314.5p
– diluted	8	449.8p	420.9p	305.1p
Adjusted net asset value per share**				
– basic	8	449.8p	420.9p	408.0p
– diluted	8	449.8p	420.9p	392.4p

* Wholly attributable to equity shareholders of Primary Health Properties PLC.
** Adjusted for deferred taxation at 30 June 2006, prior to REIT conversion charge.

These financial statements have been prepared in accordance with the accounting policies set out in the latest annual report for the year ended 30 June 2006.

Group Statement of Changes in Equity (unaudited)
for the six months ended 30 June 2007

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
31 December 2006	12,139	13,943	1,618	1,166	73,321	102,187
Profit for the period	–	–	–	–	5,239	5,239
Transfer to income statement on cash flow hedges	–	–	–	295	–	295
Income and expense recognised directly in equity:						
Gain on cash flow hedges taken to equity	–	–	–	6,444	–	6,444
Total recognised income and expense for the period	–	–	–	6,739	5,239	11,978
Issue of shares (net of expenses)	4,655	34,069	–	–	–	38,724
Dividends paid:						
First interim dividend for period ending 31 December 2007 (7.5p)	–	–	–	–	(1,821)	(1,821)
30 June 2007	16,794	48,012	1,618	7,905	76,739	151,068

Group Statement of Changes in Equity (unaudited)
for the twelve months ended 30 June 2007

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
30 June 2006	11,339	12,022	1,618	939	45,407	71,325
Profit for the period	–	–	–	–	34,792	34,792
Transfer to income statement on cash flow hedges	–	–	–	300	–	300
Income and expense recognised directly in equity:						
Gain on cash flow hedges taken to equity	–	–	–	6,264	–	6,264
Deferred tax on loss on cash flow hedges for the year	–	–	–	52	–	52
Deferred tax on loss on cash flow hedges released*	–	–	–	350	–	350
Total recognised income and expense for the year	–	–	–	6,966	34,792	41,758
Issue of shares (net of expenses)	5,455	35,990	–	–	–	41,445
Dividends paid:						
Final dividend for the year ended 30 June 2006 (6.75p)	–	–	–	–	(1,639)	(1,639)
First interim dividend for period ending 31 December 2007 (7.5p)	–	–	–	–	(1,821)	(1,821)
30 June 2007	16,794	48,012	1,618	7,905	76,739	151,068

* Deferred tax was released in the period to 31 December 2006 due to the impending conversion to UK-REIT.

Group Statement of Changes in Equity (unaudited)
for the six months ended 31 December 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
30 June 2006	11,339	12,022	1,618	939	45,407	71,325
Profit for the period	–	–	–	–	29,553	29,553
Transfer to income statement on cash flow hedges	–	–	–	5	–	5
Income and expense recognised directly in equity:						
Loss on cash flow hedges taken to equity	–	–	–	(180)	–	(180)
Deferred tax on loss on cash flow hedges for the period	–	–	–	52	–	52
Deferred tax on cash flow hedges released*	–	–	–	350	–	350
Total recognised income and expense for the period	–	–	–	227	29,553	29,780
Issue of shares (net of expenses)	800	1,921	–	–	–	2,721
Dividends paid:						
Final dividend for the year ended 30 June 2006 (6.75p)	–	–	–	–	(1,639)	(1,639)
31 December 2006	12,139	13,943	1,618	1,166	73,321	102,187

* Deferred tax was released in the period to 31 December 2006 due to the impending conversion to UK-REIT.

Group Statement of Changes in Equity (audited)
for the year ended 30 June 2006

	Share capital £'000	Share premium £'000	Capital reserve £'000	Cash flow hedging reserve £'000	Retained earnings £'000	Total £'000
1 July 2005	11,326	11,952	1,618	(1,292)	32,175	55,779
Profit for the year	–	–	–	–	15,937	15,937
Transfer to income statement on cash flow hedges	–	–	–	238	–	238
Income and expense recognised directly in equity:						
Gains on cash flow hedges taken to equity	–	–	–	2,949	–	2,949
Deferred tax on cash flow hedges taken to equity	–	–	–	(956)	–	(956)
Total recognised income and expense for the year	–	–	–	2,231	15,937	18,168
Issue of shares (net of expenses)	13	70	–	–	–	83
Share based payment charge	–	–	–	–	185	185
Dividends paid:						
Final dividend for the year ended 30 June 2005 (6.0p)	–	–	–	–	(1,359)	(1,359)
Interim dividend for the year ended 30 June 2006 (6.75p)	–	–	–	–	(1,531)	(1,531)
30 June 2006	11,339	12,022	1,618	939	45,407	71,325

Group Cash Flow Statement
for the six months ended 30 June 2007

	Six months ended 30 June 2007 £'000 (unaudited)	Six months ended 30 June 2006 £'000 (unaudited)	Twelve months ended 30 June 2007 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)
Operating activities				
Profit before tax	5,342	9,038	14,310	18,403
Less: Finance income	(718)	(97)	(828)	(258)
Plus: Finance costs	4,444	2,927	7,838	5,695
Operating profit before financing costs	9,068	11,868	21,320	23,840
Adjustments to reconcile Group operating profit to net cash flows from operating activities:				
Less: Revaluation gains on property	(5,055)	(7,160)	(18,497)	(14,997)
Less: Gains on disposal of property	–	(401)	(44)	(401)
Plus: Goodwill impairment	126	–	5,465	–
Plus: Share based payment expense	–	93	–	185
(Increase)/decrease in trade and other receivables	(1,110)	142	(680)	(54)
Increase in trade and other payables	917	52	1,651	212
Cash generated from operations	3,946	4,594	9,215	8,785
Interest received from developments	35	117	142	219
Taxation paid	(15)	(34)	(15)	(34)
Net cash flow from operating activities	3,966	4,677	9,342	8,970
Investing activities				
Receipts from disposal of investment properties	–	7,711	465	7,711
Payments to acquire investment properties	(16,824)	(15,311)	(29,715)	(25,770)
Development loans advanced	(1,509)	(1,863)	(2,642)	(2,612)
Bank interest received	27	35	55	47
Acquisition of subsidiary	(410)	–	(30,803)	–
Net cash flow used in investing activities	(18,716)	(9,428)	(62,640)	(20,624)

Group Cash Flow Statement – *continued*
for the six months ended 30 June 2007

	Six months ended 30 June 2007 £'000 (unaudited)	Six months ended 30 June 2006 £'000 (unaudited)	Twelve months ended 30 June 2007 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)
Financing activities				
Proceeds from issue of shares (net of expenses)	38,752	–	38,747	(4)
Cash received on exercise of Management Options	–	–	2,726	–
Term bank loan drawdowns	14,900	10,800	55,350	24,000
Term bank loan repayment	(32,500)	–	(32,500)	–
Interest paid	(4,718)	(2,781)	(7,846)	(6,678)
Equity dividends paid	(1,821)	(1,531)	(3,460)	(2,803)
Net cash flow from financing activities	14,613	6,488	53,017	14,515
(Decrease)/increase in cash and cash equivalents for the period/year	(137)	1,737	(281)	2,861
Cash and cash equivalents at start of period/year	3,829	2,236	3,973	1,112
Cash and cash equivalents at end of period/year	3,692	3,973	3,692	3,973

Notes to the Interim Financial Statements

1. Accounting policies

Basis of preparation/Statement of compliance

The interim report for the six months ended 30 June 2007 has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The interim report does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 30 June 2006.

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 Companies Act 1985. The auditors' report on the full financial statements under section 235 Companies Act 1985, for the year ended 30 June 2006, did not contain a statement under section 237(2) or (3) Companies Act 1985. This audit report, which was unqualified, was delivered to the Registrar of Companies together with the financial statements for the year ended 30 June 2006.

Convention

The financial statements are presented on a historical cost basis in Sterling rounded to the nearest thousand.

Segmental reporting

The Group operates under one business segment and one geographical segment, being investment in primary health care property within the United Kingdom.

Basis of consolidation

The Group's financial statements consolidate the financial statements of Primary Health Properties PLC and its wholly owned subsidiary undertakings. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. The financial statements of the subsidiary undertakings are prepared for the accounting reference period ending 31 December each year, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from them, are eliminated.

Notes to the Interim Financial Statements – *continued*

1. Accounting policies (continued)

Conversion to UK-REIT

The Group's conversion to UK-REIT status was effective from 1 January 2007.

Conversion to a UK-REIT results in, subject to continuing relevant UK-REIT criteria being met, the Group's property profits, both income and gains, being exempt from UK taxation from 1 January 2007. The deferred tax liabilities as at 31 December 2006 of £30.0m are therefore released with £29.6m credited to the Group Income Statement and £0.4m to the cash flow hedging reserve.

On conversion to a UK-REIT, the Group is subject to a one off taxation charge based on the value of the properties as at the date of conversion, amounting to £5.2m. This amount is payable over four years.

Change of accounting reference date

The Group changed its accounting reference date to 31 December, with effect from 1 January 2007. The current accounting reference period, which commenced on 1 July 2006, will therefore comprise 18 months ending 31 December 2007. In addition to the interim financial statements for the six months ended 31 December 2006, and this second interim report for the six months ending 30 June 2007, the Group will prepare final financial statements for the 18 month period ending 31 December 2007.

2. Acquisition of PHIP CHH Limited ("CHH")

On 22 December 2006, the Group exchanged contracts to acquire 100% of the ordinary share capital of CHH for a cash consideration of £31.0m. CHH was the holding company of a group of companies that owned nine primary healthcare facilities across the UK which have been incorporated into the Group's portfolio.

Of the nine facilities, three are under construction and are expected to be completed by 31 December 2007. In addition, two of the completed facilities are undergoing extension work, which is also expected to be finished in 2007.

Consideration of £30.9m was paid upon completion with a further balance of £0.1m paid in April 2007. Cash acquired upon acquisition of CHH amounted to £0.2m.

The total gross assets acquired once fully developed are expected to amount to £39.2m. These assets are expected to generate a total annual rental income of approximately £2.0m, reflecting an initial yield of approximately 5%.

Notes to the Interim Financial Statements – *continued*

2. Acquisition of PHIP CHH Limited ("CHH") (continued)

Details of the acquisition of CHH:

	£'000
Total cost of acquisition	30,978
Investment and development property acquired	(30,825)
Other net liabilities acquired	5,312
Goodwill arising on acquisition	5,465

Prior to the acquisition of CHH, the investment and development properties were included in the books of CHH at £21.5m. A fair value exercise was carried out by Lambert Smith Hampton as at 1 December 2006 resulting in an uplift in value of the properties of £9.3m to £30.8m. A deferred tax liability arose on this uplift of £2.8m.

As the Group paid consideration equal to the assessed value of the acquired properties, goodwill arises in respect of the other net liabilities acquired, principally a deferred tax liability of £4.9m. However, on conversion to UK-REIT, the deferred tax liability is eliminated resulting in an impairment of goodwill arising on acquisition.

3. Investment Properties

The freehold, leasehold and development properties have been independently valued at fair value by Lambert Smith Hampton Chartered Surveyors and Valuers as at 30 June 2007.

The revaluation gain for the six months ended 30 June 2007 amounted to £5.1m, giving an overall revaluation gain of £18.5m for the twelve months to 30 June 2007. The revaluation gain for the year ended 30 June 2006 amounted to £15.0m.

Property additions for the six months ended 30 June 2007 amounted to £16.5m, giving total additions for the twelve months to 30 June 2007 of £61.9m (including £30.8m on the PHIP CHH acquisition). There were no properties disposed of in the six months to 30 June 2007. Properties disposed of during the twelve months to 30 June 2007, valued at £0.4m as at 30 June 2006, realised a gain of £0.04m.

Notes to the Interim Financial Statements – *continued*

3. Investment Properties (continued)

Property additions for the year ended 30 June 2006 amounted to £27.5m. Properties disposed of for the year ended 30 June 2006, valued at £6.8m as at 30 June 2005, realised a gain of £0.4m.

4. Earnings per share

Following the exercise of the Management Options by the Joint Managers on 21 September 2006, there is no dilution and therefore there is no difference between the basic and the diluted net asset values as at 31 December 2006 and 30 June 2007.

The purpose of calculating an adjusted earnings per share is to provide a better indication of dividend cover for the period by excluding capital items including valuation gains.

^ Weighted average number of Ordinary Shares in issue during the period.

* Excess of the total number of potential shares on option exercise over the number that could be issued at Fair Value (IAS 33: "Earning per share").

** All Management Options were exercised in full on 21 September 2006.

The calculation of basic and diluted earnings per share as at 30 June 2007 is based on the following:

Earnings per share for the six months ended 30 June 2007

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ Shares number	Per share pence
Basic and diluted earnings per share	5,239	27,673,730	18.9

Notes to the Interim Financial Statements – *continued*

4. Earnings per share (continued)

Adjusted earnings per share for the six months ended 30 June 2007

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ Shares number	Per share pence
Basic and diluted earnings per share	5,239	27,673,730	18.9
Adjustments to remove:			
Incentive fee accrual	1,839		
Goodwill impairment	126		
Net valuation gains on valuation of property	(5,055)		
Adjusted basic and diluted earnings per share	2,149	27,673,730	7.8

Earnings per share for the six months ended 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ Shares number	Per share pence
Basic earnings per share	8,211	22,677,718	36.2
Options exercised*	–	917,037**	
Diluted earnings per share	8,211	23,594,755	34.8

Notes to the Interim Financial Statements – *continued*

4. Earnings per share (continued)

Adjusted earnings per share for the six months ended 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ Shares number	Per share pence
Basic earnings per share	8,211	22,677,718	36.2
Adjustments to remove:			
Deferred tax charge	1,292		
Net valuation gains on valuation of property	(7,160)		
Adjusted basic earnings per share	2,343	22,677,718	10.3
Options exercised*	–	917,037**	
Adjusted diluted earnings per share	2,343	23,594,755	9.9

Earnings per share for the twelve months ended 30 June 2007

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ Shares number	Per share pence
Basic and diluted earnings per share	34,792	25,631,493	135.7

Notes to the Interim Financial Statements – *continued*

4. Earnings per share (continued)

Adjusted earnings per share for the twelve months ended 30 June 2007

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ Shares number	Per share pence
Basic and diluted earnings per share	34,792	25,631,493	135.7
Adjustments to remove:			
Incentive fee accrual	2,591		
Goodwill impairment	5,465		
UK-REIT conversion charge	5,157		
Deferred tax charge	3,880		
Deferred tax release	(29,622)		
Net valuation gains on valuation of property	(18,497)		
Adjusted basic and diluted earnings per share	3,766	25,631,493	14.7

Earnings per share for the year ended 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ Shares number	Per share pence
Basic earnings per share	15,937	22,667,946	70.3
Options exercised*	–	861,960**	
Diluted earnings per share	15,937	23,529,906	67.7

Notes to the Interim Financial Statements – *continued*

4. Earnings per share (continued)

Adjusted earnings per share for the year ended 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	Ordinary^ Shares number	Per share pence
Basic earnings per share	15,937	22,667,946	70.3
Adjustments to remove:			
Deferred tax charge	2,931		
Net valuation gains on valuation of property	(14,997)		
Adjusted basic earnings per share	3,871	22,667,946	17.1
Options exercise*	–	861,960**	
Adjusted diluted earnings per share	3,871	23,529,906	16.5

5. Performance incentive scheme

On 16 November 2006, Shareholders approved the amendments to the Management Agreement whereby the Joint Managers are entitled to a performance incentive fee of 15% of any performance in excess of an 8% per annum increase in the Company's "Total Return" as derived from the audited financial statements for the respective financial period.

The Total Return is determined by comparing the variation in the stated net asset value per share (on a fully diluted basis, adjusting for deferred tax and the REIT conversion charge and adding back gross dividends paid or declared in such period) against the fully diluted net asset value per share from the previous period's audited accounts.

Included in Administration Expenses within the Income Statement for the twelve months to 30 June 2007 is a performance incentive fee expense of £2,591,000 (six months to 30 June 2007: £1,839,000, six months to 31 December 2006: £752,000).

Notes to the Interim Financial Statements – *continued*

6. Dividends paid

Dividends paid in the period are as follows:

	No. of shares dividend paid upon	Six months to 30 June 2007 £'000 (unaudited)	Six months to 30 June 2006 £'000 (unaudited)	Twelve months to 30 June 2007 £'000 (unaudited)	Year to 30 June 2006 £'000 (audited)
First interim dividend for the period ending 31 December 2007 (7.5p)	24,277,718	1,821	–	1,821	–
Final dividend for the year ended 30 June 2006 (6.75p)	24,277,718	–	–	1,639	–
Interim dividend for the year ended 30 June 2006 (6.75p)	22,677,718	–	1,531	–	1,531
Final dividend for the year ended 30 June 2005 (6.0p)	22,677,718	–	–	–	1,359
		1,821	1,531	3,460	2,890

The Board proposes to pay an interim dividend of 7.5p per Ordinary Share for the six months to 30 June 2007, payable on 23 November 2007, amounting to £2,519,032.

Notes to the Interim Financial Statements – *continued*

7. Taxation

Taxation in the Income Statement:

	Six months ended 30 June 2007 £'000 (unaudited)	Six months ended 31 December 2006 £'000 (unaudited)	Six months ended 30 June 2006 £'000 (unaudited)	Twelve months ended 30 June 2007 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)
Current tax					
UK Corporation tax on non property income	30	–	181	30	181
Adjustments in respect of prior period	73	–	(646)	73	(646)
	103	–	(465)	103	(465)
Conversion to UK-REIT charge	–	5,157	–	5,157	–
	103	5,157	(465)	5,260	(465)
Deferred tax					
Deferred tax charge for the period/year	–	3,880	1,292	3,880	2,931
Deferred tax release on conversion to UK-REIT (see note 1)	–	(29,622)	–	(29,622)	–
	–	(25,742)	1,292	(25,742)	2,931
Taxation expense/(credit) in the Income Statement	103	(20,585)	827	(20,482)	2,466

Notes to the Interim Financial Statements – *continued*

7. Taxation (continued)

	Six months ended 30 June 2007 £'000 (unaudited)	Six months ended 31 December 2006 £'000 (unaudited)	Six months ended 30 June 2006 £'000 (unaudited)	Twelve months ended 30 June 2007 £'000 (unaudited)	Year ended 30 June 2006 £'000 (audited)
Taxation in the Balance Sheet:					
Deferred tax liability					
On timing differences	–	–	6,186	–	6,186
On revaluation gains	–	–	14,605	–	14,605
On derivative interest rate swaps	–	–	402	–	402
Deferred tax liability at end of period/year	–	–	21,193	–	21,193

Notes to the Interim Financial Statements – *continued*

8. Net asset value calculations

There is no difference between the normal and adjusted net asset values as at 31 December 2006 and 30 June 2007, due to the release of all deferred tax liabilities on conversion to UK-REIT status.

Following the exercise of the Management Options by the Joint Managers on 21 September 2006, there is no dilution and therefore no difference between adjusted basic and diluted net asset values as at 31 December 2006 and 30 June 2007.

Net asset values have been calculated as follows:

	30 June 2007 £'000 (unaudited)	31 December 2006 £'000 (unaudited)	30 June 2006 £'000 (audited)
Net assets per Group Balance Sheet*	151,068	102,187	71,325
Add – Receipts assuming the exercise of Management Options	–	–	2,736
Diluted net assets	151,068	102,187	74,061
	No. of shares	No. of shares	No. of shares
Ordinary Shares:			
Issued share capital*	33,587,094	24,277,718	22,677,718
Add – New shares issued assuming the exercise of Management Options	–	–	1,600,000
Diluted number of Ordinary Shares	33,587,094	24,277,718	24,277,718
Net asset value per share	449.8p	420.9p	314.5p
Diluted net asset value per share	449.8p	420.9p	305.1p

* Figures for basic net asset value calculation

Calculations assume that the dilution takes place on the respective Balance Sheet dates.

Notes to the Interim Financial Statements – *continued*

8. Net asset value calculations (continued)

Adjusted net asset value per share

	30 June 2007 £'000 (unaudited)	31 December 2006 £'000 (unaudited)	30 June 2006 £'000 (audited)
Net assets per Group Balance Sheet*	151,068	102,187	71,325
Adjustments to add back:			
Deferred tax on timing differences	–	–	6,186
Deferred tax on revaluation gains	–	–	14,605
Deferred tax on derivative interest rate swaps	–	–	402
Adjusted net assets	151,068	102,187	92,518
Add – Receipts assuming the exercise of Management Options	–	–	2,736
Diluted adjusted net assets	151,068	102,187	95,254
	No. of shares	No. of shares	No. of shares
Ordinary Shares:			
Issued share capital *	33,587,094	24,277,718	22,677,718
Add – New shares issued assuming the exercise of Management Options	–	–	1,600,000
Diluted number of Ordinary Shares	33,587,094	24,277,718	24,277,718
Adjusted net asset value per share	449.8p	420.9p	408.0p
Diluted adjusted net asset value per share	449.8p	420.9p	392.4p

* Figures for basic net asset value calculations

Calculations assume that the dilution takes place on the respective Balance Sheet dates.

Independent Information Review Report to Primary Health Properties plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprises the Group Income Statement, Group Balance Sheet, Group Statement of Changes in Equity, Group Cash Flow Statement and the related notes 1 to 8. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Primary Health Properties PLC management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Ernst & Young LLP,
London

19 September 2007

Shareholder Information

Interim dividend calendar

Post Dividend Reinvestment Plan Application form, with Terms and Conditions for new holders only	3 October 2007
Ex-dividend date	26 September 2007
Record date	28 September 2007
Last day for election	22 October 2007
Post dividend warrants and tax vouchers	22 November 2007
Payment date	23 November 2007
Post share certificates and statements by	7 December 2007
Annual General Meeting	10.30 am 15 November 2007

Taxation status

As a REIT the group is required to distribute at least 90% of its exempt rental income (as calculated for tax purposes). Distributions of exempt rental income and gains will be declared as property income distribution ("PID's") while distribution of other profits will be declared as ordinary cash dividends. Distributions from the Company may therefore comprise PIDs, ordinary cash dividends or a combination of the two.

A PID will be taxed as property letting income for shareholders who pay tax, but this is separate from any other property letting business they may carry on. PIDs are paid out under deduction of tax at the basic rate (currently 22% withholding tax). The Regulations provide that tax is not deducted if the PID is paid to certain classes of shares, in particular UK Companies, charities, local authorities and UK Pension schemes.

In order to pay a PID without withholding tax, the Company has to be satisfied that the shareholder concerned is entitled to that treatment. For that purpose the Company requires shareholders to submit a valid form and Shareholders who wish to apply for a Tax Exemption Form can do so as follows:

Telephone – 0870 162 3100
Email – ssd@capitaregistrars.com

Postal Requests –

Capita Registrars
Shareholder Services Department
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Shareholder Information – *continued*

HM Revenue & Customs has produced guidance on Real Estate Investment Trusts and this can be found at the following web site address http://www.hmrc.gov.uk/cnr/dt-guide-note-9.htm.

The above is a general guide only and Shareholders who have any doubt about their tax position should consult their own appropriate independent professional adviser.

Share service

The Company has made arrangements for a Share Service to be made available to allow investors to purchase the Company's shares. The Primary Health Properties Share Save Plan is operated by Capita IRG Trustees Limited and is designed to allow lump sum and regular savings to facilitate the purchase of the Company's shares. The URL link accessing the details and forms for the PHP Share Service can be accessed from the Company website or alternatively at www.capitaregistrars.com/php.

For details of the plan please contact:

Capita IRG Trustees Limited
PHP Share Service
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

CIRGT Shareholder helpline 0870 162 3135.

Capita IRG Trustees Limited is authorised and regulated by the Financial Services Authority.

As with all stock market investments, the price of shares can go down as well as up and on sale investors may not get back the full amount they invested.

Share price

The Company's mid market share price is quoted daily in the Financial Times appearing under "Real Estate".

Share dealing

Investors wishing to purchase more Ordinary shares or dispose of all or part of their holding may do so through a stockbroker. Many banks also offer this service.

The Company's Registrars are Capita Registrars. In the event of any queries regarding your holding of shares, please contact the registrars on 0870 162 3100, e-mail address: ssd@capitaregistrars.com.

Shareholder Information – *continued*

Changes of name or address must be notified to the registrars in writing at:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Capita share dealing services

A quick and easy share dealing service is available to either sell or buy more shares. An on-line and telephone dealing facility is available providing shareholders with an easy to access and simple to use service.

The table below provides you with details of the associated charges:

Channel	% of Trade Value	Min charge	Max charge	Compliance charge
Telephone	1.5%	£25	£102.50	£2.50
Internet	1%	£20	£52.50	£2.50

There's no need to pre-register and there are no complicated forms to fill in. The on-line and telephone dealing service allows you to trade "real time" at a known price which will be given to you at the time you give your instruction.

To deal on-line or by telephone all you need is your surname, shareholder reference number, full postcode and your date of birth. Your shareholder reference number can be found on your latest statement or Certificate where it will appear as either a 'folio number' or 'investor code'. Please have the appropriate documents to hand when you log on or call, as this information will be needed before you can buy or sell shares.

For further information on this service, or to buy and sell shares, please contact:

- www.capitadeal.com (on-line dealing) (24 hours)
- 0870 458 4577 (telephone dealing) (8.00am – 4.30pm Monday to Friday)

General information about the Company

General information about the Company can be seen on the PHP web site at www.phpgroup.co.uk. Alternatively you may contact Harry Hyman or Tim Walker-Arnott on 01483 306912.

Corporate Profile

Directors
G A Elliot (Chairman)
H A Hyman (Managing Director)
M J Gilbert (W J C Hemmings: alternate)
J D Hambro
Dr I P Rutter OBE
A R Jones

Joint Managers
Nexus PHP Management Limited
Alexandra House
Alexandra Terrace
Guildford GU1 3DA
01483 306912

J O Hambro Capital Management Limited
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB
020 7747 5678

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Dealing enquiries: 0870 162 3100
e-mail address: ssd@capitaregistrars.com
Online dealing: www.capitadeal.com
Telephone dealing: 0870 458 4577

Share service: www.capitaregistrars.com/php
CIRGT Shareholder helpline: 0870 162 3135

Stockbrokers
Numis Securities Limited
The London Stock Exchange Building
10 Paternoster Square
London EC4M 7LT

Solicitors
Nabarro
Lacon House
84 Theobald's Road
London WC1X 8RW

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Company Secretary and Registered Office
J O Hambro Capital Management Limited
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB
020 7747 5678
Facsimile: 020 7747 5611

Bankers
The Royal Bank of Scotland plc
280 Bishopsgate
London EC2M 3UR

Allied Irish Banks, p.l.c.
St Helen's
1 Undershaft
London EC3A 8AB

Registered in England No. 3033634

Modern Accommodation for the delivery of Primary Healthcare Services



Hetherington Group Medical Practice, London, SW4
Tenant(s): GP Practice
Date of Purchase: December 2006
NIA: 6,500 sqft Cost: £2.6m



Jubilee Medical Centre, Wednesbury, Birmingham
Tenant(s): GP Practice and Pharmacy
Date of Purchase: January 2007
NIA: 6,500 sqft Cost: £1.6m



Ouse Valley Practice, Handcross, West Sussex
Tenant(s): GP Practice
Date of Purchase: March 2007
NIA: 9,500 sqft Cost: £3.5m



Frederick Treves House, Poundbury, Dorset
Tenant(s): 2 GP Practices, PCT and Pharmacy
Date of Purchase: April 2007
NIA: 22,500 sqft Cost: £5.9m



Penkridge Medical Practice, Penkridge, Staffordshire
Tenant(s): GP Practice and Pharmacy
Date of Purchase: May 2007
NIA: 13,500 sqft Cost: £3.5m



Leslie Medical Practice, Leslie, Fife
Tenant(s): GP Practice and Pharmacy
Date of Purchase: June 2007
NIA: 8,500 sqft Cost: £2.3m



PRIMARY HEALTH PROPERTIES PLC
for further information contact
Harry Hyman or Tim Walker-Arnott at PHP
01483 306912 or visit the PHP Website
www.phpgroup.co.uk

Exhibit 44

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

…………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

HARRY HYMAN

…………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

…………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

…………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

…………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DIRECTOR 1841

MRS ANITA HYMAN 1841

MR HARRY HYMAN A/C ADAM M 1841

MR HARRY HYMAN A/C SARAH E P 1841

8 State the nature of the transaction

ACQUISITION OF SHARES IN MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

100 ORDINARY SHARES IN PHP SHARE SAVE PLAN

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

....

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

....

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

....

13. Price per *share* or value of transaction

403p PER SHARE

....

14. Date and place of transaction

11 JULY 2006, LONDON

....

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

38,318 BENEFICIAL 990,700 NON-BENEFICIAL

TOTAL 1,029,018

TOTAL 4.54 %

………………………………

16. Date issuer informed of transaction

11 JULY 2006

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

12 JULY 2006

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

…………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

HARRY HYMAN

…………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

…………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

…………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

…………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DIRECTOR 1864

MRS ANITA HYMAN 1864

MR HARRY HYMAN A/C ADAM M 1864

MR HARRY HYMAN A/C SARAH E P 1864

8 State the nature of the transaction

ACQUISITION OF SHARES IN MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

92 ORDINARY SHARES IN PHP SHARE SAVE PLAN

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

……………………………

13. Price per *share* or value of transaction

£4.2675 PER SHARE

……………………………

14. Date and place of transaction

11 AUGUST 2006, LONDON

……………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

38,410 BENEFICIAL 990,700 NON-BENEFICIAL

TOTAL 1,029,110

TOTAL 4.54 %

…………………………………

16. Date issuer informed of transaction

14 AUGUST 2006

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

…………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

…………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

14 AUGUST 2006

…………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

HARRY HYMAN

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

………………………………

7 Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DIRECTOR 1884

MRS ANITA HYMAN 1884

MR HARRY HYMAN A/C ADAM M 1884

MR HARRY HYMAN A/C SARAH E P 1884

8 State the nature of the transaction

ACQUISITION OF SHARES IN MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

80 ORDINARY SHARES IN PHP SHARE SAVE PLAN

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

....

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

....

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

....

13. Price per *share* or value of transaction

£4.70 PER SHARE

....

14. Date and place of transaction

11 SEPTEMBER 2006, LONDON

....

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

38,490 BENEFICIAL 990,700 NON-BENEFICIAL

TOTAL 1,029,190

TOTAL 4.54 %

…………………………………

16. Date issuer informed of transaction

12 SEPTEMBER 2006

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

…………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

…………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

12 SEPTEMBER 2006

……………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *director*

HARRY HYMAN

………………………………

4 State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DIRECTOR 1906

MRS ANITA HYMAN 1906

MR HARRY HYMAN A/C ADAM M 1906

MR HARRY HYMAN A/C SARAH E P 1906

8 State the nature of the transaction

ACQUISITION OF SHARES IN MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

88 ORDINARY SHARES IN PHP SHARE SAVE PLAN

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

£4.6075 PER SHARE

………………………………

14. Date and place of transaction

11 OCTOBER 2006, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

38,578 BENEFICIAL 2,110,700 NON-BENEFICIAL

TOTAL 2,149,278

TOTAL 8.85 %

………………………………

16. Date issuer informed of transaction

12 OCTOBER 2006

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.. ………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

12 OCTOBER 2006

……………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *director*

HARRY HYMAN

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

………………………………

5 Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DIRECTOR 1927

MRS ANITA HYMAN 1927

MR HARRY HYMAN A/C ADAM M 1927

MR HARRY HYMAN A/C SARAH E P 1927

8 State the nature of the transaction

ACQUISITION OF SHARES IN MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

84 ORDINARY SHARES IN PHP SHARE SAVE PLAN

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

£4.61 PER SHARE

………………………………

14. Date and place of transaction

15 NOVEMBER 2006, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

38,662 BENEFICIAL 2,110,700 NON-BENEFICIAL

TOTAL 2,149,362

TOTAL 8.85 %

……………………………

16. Date issuer informed of transaction

15 NOVEMBER 2006

……………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………

18. Period during which or date on which it can be exercised

……………………………

19. Total amount paid (if any) for grant of the option

……………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

……………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

……………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

15 NOVEMBER 2006

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *director*

HARRY HYMAN

………………………………

4 State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

………………………………

5 Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

………………………………

6 Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

………………………………

7 Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DIRECTOR 1973

MRS ANITA HYMAN 1973

MR HARRY HYMAN A/C ADAM M 1973

MR HARRY HYMAN A/C SARAH E P 1973

8 State the nature of the transaction

ACQUISITION OF SHARES IN MONTHLY SHARE PLAN

9 Number of *shares*, debentures or financial instruments relating to *shares* acquired

134 ORDINARY SHARES IN PHP SHARE SAVE PLAN

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

……………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

……………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

……………………………………

13. Price per *share* or value of transaction

£4.8475 PER SHARE

……………………………………

14. Date and place of transaction

11 DECEMBER 2006, LONDON

……………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

39,030 BENEFICIAL 2,110,700 NON-BENEFICIAL

TOTAL 2,149,730

TOTAL 8.85 %

....

16. Date issuer informed of transaction

12 DECEMBER 2006

....

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

....

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

....

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

12 DECEMBER 2006

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

HARRY HYMAN

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

………………………………

6 Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DIRECTOR 1864

MRS ANITA HYMAN 1864

MR HARRY HYMAN A/C ADAM M 1864

MR HARRY HYMAN A/C SARAH E P 1864

8 State the nature of the transaction

ACQUISITION OF SHARES IN MONTHLY SHARE PLAN

9 Number of *shares*, debentures or financial instruments relating to *shares* acquired

92 ORDINARY SHARES IN PHP SHARE SAVE PLAN

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

.. ……………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

£4.2675 PER SHARE

………………………………

14. Date and place of transaction

1[illegible] AUGUST 2006, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

38,410 BENEFICIAL 990,700 NON-BENEFICIAL

TOTAL 1,029,110

TOTAL 4.54 %

……………………………………

16. Date issuer informed of transaction

14 AUGUST 2006

……………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

.. ……………………………………

18. Period during which or date on which it can be exercised

.. ……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

……………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

14 AUGUST 2006

……………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

……………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

WILLIAM HEMMINGS

……………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

……………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

……………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS ABOVE

8 State the nature of the transaction

ACQUISITION OF SHARES IN CONNECTION WITH

MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

25 SHARES PURSUANT TO THE PHP SHARE SAVE PLAN

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

403p PER SHARE

………………………………

14. Date and place of transaction

11 JULY 2006, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1447 SHARES – PERCENTAGE IS NEGLIGIBLE

……………………………………

16. Date issuer informed of transaction

11 JULY 2006

……………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

……………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

12 JULY 2006

……………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

....

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

WILLIAM HEMMINGS

....

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

....

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

....

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS ABOVE

8 State the nature of the transaction

ACQUISITION OF SHARES IN CONNECTION WITH

MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20 SHARES PURSUANT TO THE PHP SHARE SAVE PLAN

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

£4.70 PER SHARE

………………………………

14. Date and place of transaction

11 SEPTEMBER 2006, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1490 SHARES – PERCENTAGE IS NEGLIGIBLE

……………………………

16. Date issuer informed of transaction

11 SEPTEMBER 2006

……………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………

18. Period during which or date on which it can be exercised

……………………………

19. Total amount paid (if any) for grant of the option

……………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

……………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

……………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

12 SEPTEMBER 2006

………………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

WILLIAM HEMMINGS

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS ABOVE

8 State the nature of the transaction

ACQUISITION OF SHARES IN CONNECTION WITH

MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

22 SHARES PURSUANT TO THE PHP SHARE SAVE PLAN

…………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

…………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

…………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

…………………………………

13. Price per *share* or value of transaction

£4.6075 PER SHARE

…………………………………

14. Date and place of transaction

11 OCTOBER 2006, LONDON

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1512 SHARES – PERCENTAGE IS NEGLIGIBLE

………………………………

16. Date issuer informed of transaction

12 OCTOBER 2006

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

12 OCTOBER 2006

……………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

WILLIAM HEMMINGS

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS ABOVE

8 State the nature of the transaction

ACQUISITION OF SHARES IN CONNECTION WITH

MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21 SHARES PURSUANT TO THE PHP SHARE SAVE PLAN

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

£4.61 PER SHARE

………………………………

14. Date and place of transaction

15 NOVEMBER 2006, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1533 SHARES – PERCENTAGE IS NEGLIGIBLE

………………………………

16. Date issuer informed of transaction

15 NOVEMBER 2006

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

15 NOVEMBER 2006

. . ..

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

……………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

WILLIAM HEMMINGS

……………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

……………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

……………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS ABOVE

8 State the nature of the transaction

ACQUISITION OF SHARES IN CONNECTION WITH

MONTHLY SHARE PLAN AND DIVIDEND REINVESTMENT

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

41 SHARES PURSUANT TO THE PHP SHARE SAVE PLAN

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

£4.8475 PER SHARE

………………………………

14. Date and place of transaction

11 DECEMBER 2006, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1574 SHARES – PERCENTAGE IS NEGLIGIBLE

………………………………

16. Date issuer informed of transaction

12 DECEMBER 2006

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

12 DECEMBER 2006

………………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1 Name of the *issuer*

...PRIMARY HEALTH PROPERTIES PLC...............................

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

...BOTH...............................

3. Name of *person discharging managerial responsibilities/director*

...JAMES DARYL HAMBRO...............................

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NON BENEFICIAL INTEREST

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NON BENEFICIAL HOLDING OF DIRECTOR………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

...ORDINARY SHARES OF 50 PENCE EACH…………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

J O HAMBRO CAPITAL MANAGEMENT LIMITED………………………………

…………………………………

8 State the nature of the transaction

DISPOSAL………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

100,000……………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

…………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A………………………………

13. Price per *share* or value of transaction

4.40p PER SHARE……………………………

14. Date and place of transaction

3 NOVEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

20,000 BENEFICIAL

470,000 NON BENEFICIAL Total 490,000 2.02%

16. Date issuer informed of transaction

6 NOVEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN

020 7747 5680

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

RACHEL BUTLIN

COMPANY SECRETARY

6 NOVEMBER 2006

Date of notification

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

...PRIMARY HEALTH PROPERTIES PLC.................................

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

...BOTH.................................

3. Name of *person discharging managerial responsibilities/director*

...JAMES DARYL HAMBRO.................................

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NON BENEFICIAL INTEREST

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NON BENEFICIAL HOLDING OF DIRECTOR............................

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

...ORDINARY SHARES OF 50 PENCE EACH............................

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

J O HAMBRO CAPITAL MANAGEMENT LIMITED...............................

....

8 State the nature of the transaction

DISPOSAL.................................

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

100,000...............................

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

....

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A...............................

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A………………………………

13. Price per *share* or value of transaction

4.95p PER SHARE……………………………

14. Date and place of transaction

9 January 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

20,000 BENEFICIAL

230,000 NON BENEFICIAL Total 300,000 1.24 %

16. Date issuer informed of transaction

10 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

F.ACHEL BUTLIN

020 7747 5680

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

RACHEL BUTLIN

COMPANY SECRETARY

Date of notification

10 January 2007

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/ director*

HARRY HYMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/ director* named in 3 and identify the *connected person*

DIRECTOR

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 50 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS ABOVE

8 State the nature of the transaction

PURCHASE OF SHARES BY PEP PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

184 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

465p PER SHARE

14. Date and place of transaction

23 NOVEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

38,846 BENEFICIAL 2,110,700 NON-BENEFICIAL

TOTAL 2,149,546

TOTAL 8.85%

16. Date issuer informed of transaction

27 NOVEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED -- 020 7747 5680

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

RACHEL BUTLIN
COMPANY SECRETARY

Date of notification

27 NOVEMBER 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

...PRIMARY HEALTH PROPERTIES PLC...............................

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

...BOTH...............................

3. Name of *person discharging managerial responsibilities/director*

GRAEME ARTHUR ELLIOT...............................

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

BENEFICIAL INTEREST

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

...ORDINARY SHARES OF 50 PENCE EACH………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DIRECTOR………………………

………………………

8 State the nature of the transaction

ACQUISITION OF NEW ORDINARY SHARES OF 50 PENCE EACH UNDER THE OPEN OFFER………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

384………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A………………………………

13. Price per *share* or value of transaction

430p PER SHARE…………………………

14. Date and place of transaction

11 April 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

5,384 BENEFICIAL

0.018%

16. Date issuer informed of transaction

12 April 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN

020 7747 5680

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

RACHEL BUTLIN

COMPANY SECRETARY

Date of notification

2 April 2007

…………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

....

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

HARRY HYMAN

....

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

....

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

....

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Director

8 State the nature of the transaction

Dividend reinvestment of PEP and ISA plans

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

223 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

£4.335 PER SHARE

………………………………

14. Date and place of transaction

22 May 2007, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

39,585 BENEFICIAL 2,110,700 NON-BENEFICIAL

TOTAL 2,150,285

TOTAL 6.40 %

………………………………

16. Date issuer informed of transaction

24 May 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

24 May 2007

....

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

……………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

HARRY HYMAN

……………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NEXUS GROUP HOLDINGS LIMITED CONNECTED PERSON OF DIRECTOR

……………………………

5 Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NON-BENEFICIAL HOLDING OF DIRECTOR

……………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

……………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NEXUS GROUP HOLDINGS LIMITED 2,080,000

NEXUS STRUCTURED FINANCE LIMITED 30,700

8 State the nature of the transaction

TRANSFER OF SHARES FROM NEXUS PHP MANAGEMENT LIMITED TO HOLDING COMPANY NEXUS GROUP HOLDINGS LIMITED

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,080,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

8.56%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

NOT DISCLOSED

………………………………

14. Date and place of transaction

12 JANUARY 2007, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

39,110 BENEFICIAL 2,110,700 NON-BENEFICIAL

TOTAL 2,149,810

TOTAL 8.68%

NO OVERALL CHANGE IN HOLDING

………………………………

16. Date issuer informed of transaction

5 FEBRUARY 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

5 FEBRUARY 2007……………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

……………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

HARRY HYMAN

……………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR

……………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF DIRECTOR

……………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

……………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DIRECTOR 2245

MRS ANITA HYMAN 2245

MR HARRY HYMAN A/C ADAM M 2245

MR HARRY HYMAN A/C SARAH E P 2245

8 State the nature of the transaction

ACQUISITION OF SHARES IN MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

112 ORDINARY SHARES IN PHP SHARE SAVE PLAN

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

……………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

……………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

……………………………………

13. Price per *share* or value of transaction

£3.5175 PER SHARE

……………………………………

14. Date and place of transaction

11 October 2007, LONDON

……………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

40,341 BENEFICIAL 2,120,700 NON-BENEFICIAL

TOTAL 2,161,041

TOTAL 6.43 %

………………………………

16. Date issuer informed of transaction

11 October 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

………………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

11 OCTOBER 2007

………………………………

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

PRIMARY HEALTH PROPERTIES PLC

....

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *director*

WILLIAM HEMMINGS

....

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

ALTERNATE DIRECTOR TO M J GILBERT

....

BENEFICIAL HOLDING OF ALTERNATE DIRECTOR

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

....

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS ABOVE

8 State the nature of the transaction

ACQUISITION OF SHARES IN CONNECTION WITH

MONTHLY SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

28 SHARES PURSUANT TO THE PHP SHARE SAVE PLAN

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NEGLIGIBLE

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

£3.5175 PER SHARE

………………………………

14. Date and place of transaction

11 OCTOBER 2007, LONDON

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1839 SHARES – PERCENTAGE IS NEGLIGIBLE

………………………………

16. Date issuer informed of transaction

11 OCTOBER 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

RACHEL BUTLIN, COMPANY SECRETARY, J O HAMBRO CAPITAL MANAGEMENT LIMITED – 020 7747 5680

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

FOR AND ON BEHALF OF J O HAMBRO CAPITAL MANAGEMENT LIMITED AS COMPANY SECRETARY OF PRIMARY HEALTH PROPERTIES PLC

…………………………

RACHEL BUTLIN, COMPANY SECRETARY

Date of notification

11 OCTOBER 2007

………………………………………

END

Exhibit 45

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. **if you are in any doubt as to the action you should take, you are recommended immediately to seek your own professional financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.**

If you have sold or transferred all of your registered holding of ordinary shares of 50p each in Primary Health Properties PLC, please forward this document together with the Form of Proxy to the purchaser or the transferee or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected for delivery to the purchaser or transferee.

Primary Health Properties PLC

(incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3033634)

Proposals relating to the amendment to the terms of the Management Agreement

and

Notice Convening an Extraordinary General Meeting

A notice convening an Extraordinary General Meeting of the Company to be held immediately following the conclusion of the Annual General Meeting of the Company to be held on 16 November 2006 at 10.30am in the Board Room, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB, is set out on page 11 of this document.

You will find enclosed with this document a Form of Proxy for use in connection with the Extraordinary General Meeting. To be valid, Forms of Proxy must be completed, signed and returned in accordance with the instructions printed on them to the Company's Registrars, (Capita Registrars, PO Box 25, Beckenham, Kent BR3 4BR) and should be received by the Company's Registrars as soon as possible and in any event so as to arrive no later than 10.30 am on 14 November 2006. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.

DEFINITIONS

"Board"	the board of Directors
"Company"	Primary Health Properties PLC, incorporated and registered in England and Wales with company number 3033634
"Companies Act"	the Companies Act 1985 (as amended)
"Deed of Variation"	the deed of variation to be entered into between (1) the Company, (2) Nexus, and (3) JOHCML, pursuant to which: (i) the Management Agreement is updated so as to refer to Nexus; (ii) the Management Agreement is varied by the inclusion of a Performance Incentive; (iii) the directors' fees payable to each of the Joint Managers is increased to £15,000; and (iv) the Management Options, being spent, are terminated. Further details of such deed are set out in Part II of this Circular
"Directors"	the directors of the Company whose names are set out on page 4 of this document
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held immediately following the conclusion of the annual general meeting of the Company on 16 November 2006 at 10.30 am in the Board Room, Ground Floor at Ryder Court, 14 Ryder Street, London SW1Y 6QB
"Group"	the Company and its subsidiaries
"Independent Directors"	the Directors of the Company (other than the Interested Directors)
"Interested Directors"	Harry Hyman and James Hambro
"JOHCML"	J O Hambro Capital Management Limited, a company incorporated and registered in England and Wales with company number 2176004
"Joint Managers"	Nexus and JOHCML
"Listing Rules"	the listing rules of the UK Listing Authority
"Management Agreement"	the updated management agreement dated 17 July 2000 (superseding the management agreement between the parties dated 14 March 1996) and made between (1) the Company, (2) Nexus Property Management Services Limited and (3) JOHCML, which agreement was novated to Nexus on 14 February 2005

"Management Options Agreements"	the agreements detailing the options to acquire Shares granted to Nexus and JOHCML dated 14 March 1996 and dated 17 September 2003 and made between (1) the Company, (2) Nexus, and (3) JOHCML, and **"Management Option Agreement"** and **"Management Options"** shall be construed accordingly
"Nexus"	Nexus PHP Management Limited, a company incorporated and registered in England and Wales with company number 5347312
"Numis"	Numis Securities Limited, a company incorporated and registered in England and Wales with company number 2285918
"Resolution"	the resolution being proposed at the Extraordinary General Meeting to approve the Deed of Variation
"Shares"	the ordinary shares of 50 pence each in the capital of the Company
"Shareholders"	holders of Shares

Primary Health Properties PLC

(Registered in England and Wales No: 3033634)

Directors:
Graeme A Elliot (Chairman)
Harry A Hyman (Managing Director)
Martin J Gilbert (alternate: William Hemmings)
James D Hambro
Dr Ian P Rutter

Registered Office:
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB

26 October 2006

To Shareholders

Dear Shareholder

Introduction

I am writing to explain the background to the Resolution to be put to the Extraordinary General Meeting to be held on 16 November 2006. The purpose of that Meeting is to obtain Shareholders' approval to the amendment to the terms of the Management Agreement made between the Company, Nexus and JOHCML. This amendment is being made by means of the Deed of Variation. The Independent Directors have carefully considered the methods of incentivising the Joint Managers in the light of those methods operated by comparable property companies listed in the United Kingdom. The Independent Directors consider that amending the Management Agreement to facilitate changing from a share based payment in the form of management options to cash based incentive arrangements in the form of a performance incentive fee is the most appropriate. The share based payments described in the Management Options Agreement dated 17 September 2003 ceased when the management options were exercised on 21 September 2006 and the Independent Directors believe that it is important to continue to incentivise Nexus and JOHCML. On balance, the Independent Directors believe that the continued incentivisation of the Joint Managers is in the interests of the Shareholders.

Background

Pursuant to the terms of the Management Agreement (details of which are set out in paragraph 3.1 of Part II of this document) the Joint Managers are responsible for managing all aspects of the Group for an annual fee of 1 per cent. of the first £50 million of the gross assets of the Group and thereafter 0.75 per cent.

In addition to the fees they receive for acting as managers, Nexus and JOHCML were granted Management Options over 1.6 million Shares (representing 6.59 per cent. of the current fully diluted issued share capital of the Company). In addition, the Deed of Variation acknowledges that the Management Agreement was novated to Nexus on 14 February 2005, and updates the fees payable to the Joint Managers stated therein in line with current levels. Further, the Deed of Variation acknowledges that the Management Options were exercised in full on 21 September 2006 and, accordingly, the Management Options Agreement is spent.

The Joint Managers have been instrumental in managing the Group's asset portfolio. The net assets have increased from £15.6 million, at the time of the Company's launch, in 1996 to £71.3 million as at 30 June 2006 (as stated in the Group's Annual Report for the year ended 30 June 2006), and the basic net asset value per share has increased from 97.3p to 314.5p as at 30 June 2006, with a corresponding fully diluted net asset value per share of 305.1p and an adjusted fully diluted net asset value per share of 392.4p (as stated in the Group's Annual Report for the year ended 30 June 2006). All 1996 figures quoted herein are extracted without material adjustment from the Group's audited accounts for the period from incorporation on 16 March 1995 and ended 30 June 1996. All references to the current net asset value and current diluted asset per share figures are taken, without material adjustment, from the Group's Annual Report to Shareholders. The adjusted fully diluted net asset value excludes deferred taxation.

Parties interested in the Resolutions

- Harry Hyman is the Managing Director of the Company and chief executive and founder of Nexus and with his family interests has a 70.4 per cent. beneficial interest in the capital of Nexus Structured Finance Limited (the parent company of Nexus).

- James Hambro is a Director of the Company and the chairman of JOHCML and J O Hambro Capital Management Group Limited and has a 13.12 per cent. beneficial interest in the capital of J O Hambro Capital Management Group Limited (the holding company of JOHCML) and is trustee of family trusts which are interested in 9.89 per cent. of the issued share capital of J O Hambro Capital Management Group Limited, aggregating 23.0 per cent. of the issued share capital of that company.

- As both Harry Hyman and James Hambro are Directors of the Company, they are deemed to be related parties for the purposes of Listing Rule 11.1.4(2) and as such will benefit from the proposed Performance Incentive in favour of the Joint Managers.

- Under the Management Agreement, the Company appointed Nexus and JOHCML as joint managers in 1996. Nexus and JOHCML are responsible for managing all aspects of the Company on a day-to-day basis, as the Company has no employees of its own other than its Directors. Consequently, any contracts between either Nexus or JOHCML and the Company, are deemed to be with Nexus and JOHCML jointly. Accordingly, the Management Agreement and the Deed of Variation (being contracts between the Company, Nexus and JOHCML) are deemed to be related party transactions in accordance with the Listing Rules (LR 11.1.4.(4)).

Due to Nexus and JOHCML's joint interest in the Management Agreement and their directors' interests in the Company, Nexus and JOHCML are deemed as jointly having the ability to exercise significant influence over the Company.

Accordingly, as the proposed amendment to the terms of the Management Agreement by means of the Deed of Variation is a transaction with parties that are either related parties under the Listing Rules (LR 11.1.4R), or parties that can exercise significant influence over the Company (LR 11.1.4R (4)). The proposed amendment, requires the prior approval of the Shareholders. Further details of the interests of the Interested Directors and the proposed Deed of Variation are set out in Part II of this document.

Amendment to the Management Agreement

The Management Agreement is to be amended subject to shareholders' approval by the creation of a performance incentive fee (the **"Performance Incentive"**), whereby the Joint Managers will be entitled to 15% of any performance in excess of an 8% per annum increase in the Company's "Total Return" (such "Total Return" being derived from the audited accounts for the financial year ending on 30 June (or on such other date as shall be the accounting reference date of the

Company) in the year immediately preceding the proposed date of payment and, on the basis of those financial statements, the Total Return would be determined by calculating the change in the net asset value per Share, on a fully diluted basis, after adjustment for any increase or reduction in the issued share capital of the Company and adding back gross dividends paid per Share).

The Performance Incentive will be payable in cash within 30 days of the date of publication of the annual report and accounts of the Company for the relevant year.

If, in any one year, the Total Return derived from the audited annual report and accounts is less than 8%, then the deficit in the Total Return would be made up in subsequent years before any Performance Incentive is paid.

Any Performance Incentive payable to the Joint Managers would be payable in the following proportions 75% to Nexus PHP Management Limited and 25% to J O Hambro Capital Management Limited subject always to each party continuing to be a Joint Manager to the Company and being a Joint Manager at the date of payment.

Further the Deed of Variation notes that:

- following on from the novation of the Management Agreement by Nexus Property Management Services Limited to Nexus, Nexus is now a Joint Manager ;
- the current fees payable to the Directors have been increased in line with the provisions of the Management Agreement since the date when the Management Agreement was originally executed; and
- following on from the exercise in full of the Management Options, the provisions of the Management Options Agreements are spent.

Extraordinary General Meeting

The amendments to the Management Agreement which are being made pursuant to the Deed of Variation, are conditional upon Shareholders' approval.

Shareholders will find a Notice of Extraordinary General Meeting on page 11 of this document at which the Resolution will be proposed for the approval of the Deed of Variation.

Neither Harry Hyman nor James Hambro has taken part in the Board's consideration of the amendments to the Management Agreement. Harry Hyman and James Hambro will abstain from voting at the Extraordinary General Meeting and have taken all reasonable steps to ensure that their respective associates will abstain from voting at the Extraordinary General Meeting.

A Form of Proxy is enclosed for use at the Extraordinary General Meeting. Whether or not you intend to be present at the meeting, you are strongly urged to complete and return the enclosed form of proxy in accordance with the instructions therein so as to reach the Company's registrars, Capita Registrars, PO Box 25, Beckenham, Kent BR3 4BR not later than 10.30 am on 14 November 2006.

The completion and return of the Form of Proxy will not prevent you from attending the meeting and voting in person if you wish to do so.

Recommendation

The Board, who have been so advised by Numis, believe that the Resolution is fair and reasonable so far as the Shareholders are concerned, and is in the best interests of the Company and its Shareholders as a whole and recommend that you vote in favour of the Resolution at the Extraordinary General Meeting as they intend to do so in respect of their own beneficial shareholdings comprising in aggregate 6,512 Shares being 0.02 per cent. of the issued share capital of the Company.

Harry Hyman and James Hambro, being the Interested Directors, and having not taken part in the Board's consideration of the amendments to the Management Agreement, will not vote on the Resolution, and have undertaken to take all reasonable steps to ensure that their respective associates will not vote on the Resolution. Similarly, by virtue of their exercise of the Management Options in September 2006, Nexus and JOHCML own Shares and, accordingly, will not vote on the Resolution, and have undertaken to take all reasonable steps to ensure that their respective associates will not vote on the Resolution.

Yours faithfully

Graeme A Elliot
(Chairman)

Additional Information

1 **Interested Directors' and other interests**

1.1 As at the close of business on 25 October 2006, being the latest practicable date prior to the publication of this document the interests of the Interested Directors and their immediate families, all of which (unless otherwise stated) are beneficial, in the issued ordinary share capital of the Company, which have been notified by each Interested Director to the Company pursuant to Sections 324 or 328 of the Act, or are required to be entered in the register of Directors' interests maintained pursuant to section 325 of the Act, or are interests of a person connected with an Interested Director within the meaning of Section 346 of the Act which would, if the connected person were an Interested Director, be required to be disclosed under this paragraph and the existence of which is known to or could with reasonable diligence be ascertained by that director are, and will be, as follows:

Director	*Number of Shares*	*Percentage of ordinary issued share capital*
James Hambro	500,000	2.06%
Harry Hyman	2,149,278	8.85%

1.2 In addition to the interests of the Directors disclosed in paragraph 1.1 of this Part II, the Directors are aware of the following Shareholders who, directly or indirectly, are interested in 3 per cent. or more of the issued share capital of the Company as at 25 October 2006, being the latest practicable date prior to the publication of this document:

Name	*Number of Shares*	*Percentage of ordinary issued share capital*
Clients of Aberdeen Asset Managers Limited	1,618,140	6.67%

1.3 Other than the interests of Harry Hyman and James Hambro in the Management Agreement and the Management Options, no Director of the Company or any of its subsidiaries has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company or any of its subsidiaries and which was effected by the Company or any of its subsidiaries during the current or immediately preceding financial year or which was effected before then and remains in any respect outstanding or unperformed.

2 **Interested Directors' service contracts**

Neither Harry Hyman nor James Hambro has entered into service contracts with the Company. The Interested Directors' services are provided pursuant to the terms of the Management Agreement details of which are set out in paragraph 3.1 of this Part II.

3 Related Party Transactions

Other than the Management Agreement and the Management Options Agreements, the Company has not entered into any related party transaction (as defined by EC Regulation No 1606/2002) in relation to the Interested Directors for the period starting 1 January 2003 up until the date of this document.

4 Material contracts

Other than the following contracts, there are no contracts (not being contracts entered into in the ordinary course of business) which are, or may be, material and which have been entered into by any member of the Group during the two years immediately preceding the date of this document or which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date hereof:

4.1 Pursuant to an updated Management Agreement dated 17 July 2000 (superseding a Management Agreement dated 14 March 1996 between the parties) and novated to Nexus PHP Management Limited on 14 February 2005, between the Company (1), Nexus (2) and JOHCML (3), the Company appointed JOHCML to provide certain administrative and accounting services including acting as Company Secretary and appointed Nexus for the purpose of identifying and selecting properties and negotiating and finalising the purchase and finance terms in relation thereto and also to monitor the properties. In addition, jointly, Nexus and JOHCML provide certain advisory services to the Company and Nexus provides the services of the Managing Director of the Company (such person to be approved by the Company) and such person is required to spend at least 10 working days per calendar month on the business of the Company. During the term of the Management Agreement, Nexus and JOHCML each have the continuing right to appoint and remove one person as a director of the Company and receive a fee, currently £15,000 per annum (plus VAT), in respect of the services of such director, such fee as amended from time to time. Accordingly, Nexus and JOHCML will each be paid £15,000 per annum, plus Value Added Tax, as directors' fees in respect of the provisions of the services of Mr Hyman and Mr Hambro respectively in the current year.

The Joint Managers have undertaken to give the Company the right of first refusal on any purchases of leasing transactions in the primary health sector, which is offered to either of the Joint Managers as principal. The Management Agreement is terminable by not less than two years' notice (other than in circumstances of default. Nexus and JOHCML will be paid a quarterly fee (exclusive of Value Added Tax) equal to 0.1375 per cent. (less £5,000 per annum) and 0.1125 per cent. (plus £5,000 per annum) respectively of the first £50 million of the gross assets of the Company and thereafter at 75 per cent. of these rates, subject to a minimum payment of £120,000 per annum, the first £100,000 of which in each year will be paid to Nexus in return for the provision of the services of the Managing Director of the Company. This aggregates to an annual fee of 1 per cent. (in respect of the first £50 million) and 0.75 per cent. thereafter.

4.2 Nexus and JOHCML were granted options over 1,600,000 Shares at an exercise price of £1.71 pursuant to the terms of Management Options Agreement. The Shareholders approved the terms of such Management Options Agreement at an Extraordinary General Meeting of the Company on 30 May 2003. The options granted thereunder were exercised on 21 September 2006 and an application for admission for the 1,600,000 Shares was submitted on 21 September, with admission of such Shares effective on 27 September 2006.

4.3 It is proposed that the Company, Nexus and JOHCML enter into a Deed of Variation to amend certain provisions of the Management Agreement as contemplated in this Circular, namely to facilitate the Performance Incentive arrangements, the substitution of Nexus as a party to the Management Agreement, updating the directors' fees payable to the Joint Managers and acknowledging that the Management Options are spent. Save in respect of the inclusion of such provisions stated above there are no other changes proposed to the Management Agreement.

5 **General**

5.1 Numis has given and not withdrawn its written consent to the issue of this document with its name being included in it and reference thereto in the form and context in which it appears.

5.2 There has been no significant change in the financial or trading position of the Group since 30 June 2006, being the end of the financial period for which the latest financial statements of the Company have been published.

6 **Documents on display**

Copies of the following documents may be inspected at the offices of the Company Secretary, J O Hambro Capital Management Limited, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB during usual business hours on any weekday (Saturdays and public holidays excepted) from the date of this document until the date of the Extraordinary General Meeting:

6.1 the Memorandum and Articles of Association of the Company;

6.2 the material contracts referred to in paragraph 3 of this Part II;

6.3 the letter of consent referred to in paragraph 4.1 of this Part II;

6.4 the consolidated audited accounts of the Group for the two financial years ended 30 June 2005 and 30 June 2006;

6.5 the Deed of Variation.

PRIMARY HEALTH PROPERTIES PLC
(incorporated and registered in England and Wales with company number 3033634)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Primary Health Properties PLC (the "**Company**") will be held on 16 November 2006 at 10.30 am following the conclusion of the Annual General Meeting of the Company convened for the same date and time in the Board Room, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB, for the purpose of considering the following resolution which will be proposed as an ordinary resolution.

> THAT the deed of variation amending the management agreement dated 17 July 2000 as originally made between (1) the Company, (2) Nexus Property Management Services Limited ("**Nexus PMS**") and (3) J O Hambro Capital Management Limited (the "**Management Agreement**"), be and is hereby approved, such deed of variation (i) providing for a performance incentive fee (the terms and conditions applicable to such fee being more particularly set out in the circular to shareholders convening this extraordinary general meeting (the "**Circular**")), (ii) noting that Nexus PHP Management Limited ("**Nexus**") is the relevant party to the Management Agreement following on from the novation of the Management Agreement by Nexus PMS to Nexus, (iii) updating the directors' fees and (iv) acknowledging that the Management Options (as defined in the Circular) are spent, and that the independent board of directors of the Company be and they are hereby authorised to make any amendments of a non-material nature to the deed of variation as they may consider necessary or desirable in connection with the same.

Dated this 26th day of October 2006
By order of the Board

J O Hambro Capital Management Limited
Company Secretary

Registered Office
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB

Registered No. 3033634

Notes

1. Any member entitled to attend and vote at this extraordinary general meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote in his stead; a proxy need not be a member of the Company. A Form of Proxy for use of members is enclosed.

2. A Shareholder entered on the Register of Members at 12 noon on 14 November 2006 is entitled to attend and vote at the extraordinary general meeting pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001. Any changes to the register of members after such time and date shall be disregarded in determining the rights of any Shareholder to attend and/or vote at the meeting.

PRIMARY HEALTH PROPERTIES PLC

I/We, the undersigned, being (a) members(s) of the above-named Company

Name(s) in full ....
(BLOCK LETTERS PLEASE)

hereby appoint the Chairman of the Meeting or

... .(see note 3)

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on 16 November 2006 and at any adjournment thereof, in the following manner:

	For*	Against*
1. the ordinary resolution to approve the amendments to the Management Agreement by means of the Deed of Variation		

*PLEASE INDICATE BY MARKING 'X' IN THE APPROPRIATE SPACE HOW YOU WISH YOUR VOTE TO BE CAST.

As WITNESS my/our hand(s) this .... day of ....

Signature ....

... .

Notes:

1. If this form is returned without any indication as to how the person appointed as proxy shall vote, he will exercise his discretion as to how he votes or whether he abstains from voting.
2. This form of proxy, duly signed, and any power of attorney under which it is executed must be deposited at the offices of the Company's Registrars not less than 48 hours before the time fixed for holding the meeting or an adjourned meeting.
3. A member may appoint a proxy of his own choice by deleting the reference to the Chairman and inserting the name of his proxy in the space provided. A proxy need not be a member of the Company but must attend the meeting in person to represent the member.
4. A corporation should complete this form under its common seal or under the hand of a duly authorised officer or attorney.
5. In the case of joint holders, this form may be signed by any one of the holders, but the names of all of them should be stated.

Third fold and tuck in

BUSINESS REPLY SERVICE
Licence No. MB 122

1

First
fold

CAPITA Registrars (Proxies)
PO Box 25
BECKENHAM
Kent
BR3 4BR

Second fold

Exhibit 46

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take you should consult your stockbroker, bank manager, solicitor, accountant, or other professional independent adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you reside elsewhere, by another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your shares in Primary Health Properties PLC, please forward this document, together with the accompanying Form of Proxy, as soon as practicable to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred your holding of existing shares in Primary Health Properties PLC, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

Primary Health Properties PLC

(incorporated and registered in England and Wales under registered number 3033634)

Notice of Extraordinary General meeting
Proposed amendments to the Articles of Association for the purpose of the Company converting to a UK-REIT

Your attention is drawn to the letter from the Chairman of Primary Health Properties PLC which is set out in Part I of this document. The letter contains the recommendation that you vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of the Company to be held at the Board Room, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB at 11 a.m. on 18 December 2006 is set out at the end of this document. Shareholders will find enclosed with this document a reply paid Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to attend the Extraordinary General Meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible and in any event so as to be received by the Company's Registrars, Capita Registrars no later than 11 a.m. on 16 December 2006, being 48 hours before the time appointed for the holding of the meeting.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of completed Form of Proxy	11 a.m. on 16 December 2006
Extraordinary General Meeting	11 a.m. on 18 December 2006
Anticipated date for UK-REIT notification	on or before 29 December 2006
Anticipated date of UK-REIT conversion	1 January 2007
Anticipated date for amendments to Articles becoming effective	1 January 2007

Notes

(1) All references to time in this document are to UK time

(2) If any of the above times and/or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on a Regulatory Information Service

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise.

"Articles" or "Articles of Association"	the articles of association of the Company
"Board" or "Directors"	the board of directors of the Company
"Company" or "PHP"	Primary Health Properties PLC
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company to be held on 18 December 2006 at 11 a.m (or any adjournment thereof not being later than 10 days after 18 December 2006), notice of which is set out in Part V of this document
"Form of Proxy"	the form of proxy issued by the Company for use by Shareholders in connection with the EGM
"Group"	the Company and all of its "75% subsidiaries" and any of their 75% subsidiaries and so on, provided that the Company is beneficially entitled to more than 50% of the subsidiary's profits and assets which are available for distribution to equity holders. A company is a "75% subsidiary" of another if the other is the beneficial owner (directly or indirectly) of at least 75% of its ordinary share capital
"HMRC"	HM Revenue & Customs
"IFRS"	International Financial Reporting Standards adopted or issued by the International Accounting Standards Board
"Non-PID Dividend"	any dividend other than a PID received by a shareholder of the Company
"Official List"	the official list maintained by the UKLA
"Ordinary Shares"	ordinary shares of 50p each in the capital of the Company having the rights ascribed and being subject to the restrictions set out in the Articles
"Property Income Distribution" or "PID"	a dividend received by a shareholder of the Company in respect of profits and gains of the Tax Exempt Business of the UK resident members of the Group or in respect of

	the profits or gains of a non-UK resident member of the Group insofar as they derive from its UK qualifying rental business
"property rental business"	a Schedule A business within the meaning of section 832(1) of the Income and Corporation Taxes Act 1988 or an overseas property business within the meaning of section 70A(4) of such Act, but in each case, excluding certain specified types of business
"qualifying property rental business"	a property rental business fulfilling the conditions in section 107 of the Finance Act 2006
"Registrars"	Capita Registrars
"Shareholders"	holders of Ordinary Shares
"Substantial Shareholder"	a company who is beneficially entitled (directly or indirectly) to 10% or more of the shares or dividends of the Company or controls (directly or indirectly) 10% or more of the voting rights of the Company
"Substantial Shareholding"	the shares in respect of which a Substantial Shareholder is entitled to dividends (directly or indirectly) and/or to which a Substantial Shareholder is beneficially entitled (directly or indirectly) and/or votes attached to which are controlled (directly or indirectly) by the Substantial Shareholder
"Tax-Exempt Business"	the Group's qualifying property rental business in the UK and elsewhere in respect of which corporation tax on income and capital gains will no longer be payable following conversion to a UK-REIT provided that certain conditions are satisfied
"UKLA" or "UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended
"UK-REIT"	a real estate investment trust established in the United Kingdom

PART I

LETTER FROM THE CHAIRMAN

Primary Health Properties PLC

(Registered in England and Wales number 3033634)

Registered Office:
Ground Floor
Ryder Court
14 Ryder Street
London
SW1Y 6QB

Directors:
Graeme A Elliot (Chairman)
Harry A Hyman (Managing Director)
Martin J Gilbert (alternate William Hemmings)
James D Hambro
Dr Ian P Rutter

20 November 2006

Dear Shareholder

UK-REIT conversion

1. <u>Introduction</u>

I am writing to you to explain why the Board of PHP is recommending that the Company convert itself into a UK-REIT.

After many years of lobbying by the property industry, primary UK-REIT legislation was enacted on 19 July 2006 with regulations published on 1 November 2006. This will facilitate the holding of property in a UK based corporate structure on a tax neutral basis. The Directors believe that its business, distribution policy and gearing levels are likely to allow PHP and its subsidiaries to qualify as a UK-REIT.

The benefits of this to the Company are that all future capital gains will, so long as PHP continues to meet the relevant qualifying conditions accrue in a tax free environment and there will no longer be a requirement to provide for deferred taxation. In addition PHP will not have to pay

taxation in respect of its net qualifying income. The deferred taxation provided in the Group's accounts at 30 June 2006 was £21m.

The existing dividend policy under which PHP distributes substantially all of its distributable profits by way of dividend will not be altered and the Directors anticipate that this will enable the Company to satisfy the 90% test.

The cost of conversion is an entry charge of 2% of the Group's net assets which can alternatively, by election, be paid in four instalments (where the rate is 2.19%). It is intended that the Company will elect for the instalment option. Assuming that conversion took place at 30 June 2006, the date of the Group's last available balance sheet, then the charge would be £4.5m.

In order to facilitate the Company operating efficiently as a UK-REIT, certain changes are required to the Articles of Association. These changes take account of the UK-REIT legislation contained in Part 4 of the Finance Act 2006 and the regulations made thereunder (the "UK-REIT regime"), specifically the UK-REIT rules regarding the payment of dividends to Substantial Shareholders.

I am writing to explain the background to the proposed changes to the Articles of Association which are being submitted for approval at the Extraordinary General Meeting and why the Board thinks that they are in the best interests of shareholders as a whole. Set out at the end of this document is a notice convening the Extraordinary General Meeting, which sets out the text of the proposed amendments to the Articles of Association.

If approved by Shareholders, the proposed amendments to the Articles of Association will not take effect unless the Board elects for UK-REIT status. The Extraordinary General Meeting will be held at the Board Room, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB on 18 December 2006 at 11 a.m. There is also enclosed a Form of Proxy to enable you to vote on the resolution should you be unable to attend the meeting.

This document provides you with details of the proposals and explains why the Board believes they are in the best interests of shareholders as a whole. In order to assist your consideration of these proposals this letter also includes:

- background information on what a UK-REIT is;
- details of the advantages, both for the Company and its shareholders, of becoming a UK-REIT and the anticipated costs of conversion; and
- an explanation of why the Board believes it is in the best interests of shareholders for the Company to elect to convert into a UK-REIT.

2. Background to conversion to a UK-REIT

a) What is a UK-REIT?

A UK-REIT is a company that either itself owns and operates income-producing real estate investments, which can be commercial or residential, or comprises a group of companies which

carries out these activities. Most of this income is distributed to shareholders and in return the company is exempt from corporation tax on profits and gains relating to its qualifying property rental business.

Converting into a UK-REIT does not materially alter the group of companies' business or operations, but is merely a more tax-efficient structure. UK-REITs are intended to enable the income from rented property assets to be earned in a tax efficient way and to ensure that the return from investing in a property company is more aligned with direct property investment.

A group of companies which elects for UK REIT status is permitted to carry on both tax-free property rental activities and other, taxable activities, subject to certain restrictions which are set out below. Electing for UK-REIT status does not change the legal status of the company or its share capital.

b) A global trend

Real estate investment trusts and similar structures have become a global trend, trading successfully in North America (USA and Canada), Australia, Asia-Pacific (Japan, Singapore, Hong Kong, Malaysia, Thailand, South Korea and Taiwan) and Europe (The Netherlands, Belgium, Greece and France). The UK-REIT regime commences from 1 January 2007 and Germany is currently considering introducing a German real estate investment Trust in the near future.

c) Key conditions to become a UK-REIT

In order to qualify as a UK-REIT, a group of companies will need to meet certain conditions. The key features are as follows:

- the parent company must be a solely UK resident company whose ordinary shares are listed on a recognised stock exchange (which includes the Official List but does not include the AIM market) and not be an open-ended investment company;
- the parent company must not be a "close company";
- the property rental business, whether Tax Exempt (within the UK) or overseas, should comprise at least 75% of the overall group's activities, measured by reference to both the value of its assets and its total profits;
- a minimum of 90% of the UK-REIT's "profits" (calculated under UK tax principles after interest and capital allowances and excluding chargeable gains) from the Tax Exempt business must be distributed to investors. This distribution is referred to as a property income distribution or "PID"; and,
- with some exceptions, the UK-REIT will be required to withhold basic rate tax on the payment of a PID (please refer to the additional tax information in Part III) of this document.

PHP satisfies all the above conditions for conversion into a UK-REIT and the Board expects the Group to continue doing so in the future. The Group has been preparing for conversion for many months to ensure a smooth transition.

In addition to the above conditions, as a UK-REIT, the Group needs to meet certain other conditions in order to maximise tax efficiency as follows:

- the Group will be subject to a financing costs-cover test on the Tax-Exempt Business. This is a form of gearing test. The Group will need to be within the limits envisaged by the test to avoid an additional tax charge.
- the Company would suffer a significant tax penalty in the event that distributions are made to any corporate shareholder who is beneficially entitled to 10% or more of the shares of the Company, or to 10% or more of dividends declared, or who controls 10% or more of the voting power. Further details are set out in k) below. The Group can protect itself against the risk of this tax penalty provided it can demonstrate it has taken reasonable steps to avoid paying distributions to such Substantial Shareholders. The proposed amendments to the Articles of Association should enable the Group to satisfy this requirement.

d) Further Information on the UK-REIT regime

Further information on the UK-REIT regime is set out in Part II of this document.

e) Timing

The legislation to enable the establishment of UK-REITs was contained in the Finance Act 2006 which became law on 19 July 2006. The detailed regulations that will govern the UK-REIT regime were published on 1 November 2006. HMRC are intending to publish guidance on certain areas although this is only available in draft form at the date this letter is written. The Board will review such guidance as is available prior to conversion into a UK-REIT and will not proceed with the conversion if there are, or are likely to be, material changes that the Board considers would be adverse for the Company or would affect the consequences of conversion for shareholders in a way that is materially different to that described in this document.

This legislation provides that a company satisfying the conditions for UK-REIT status may elect to convert on, or after, 1 January 2007, provided that it has served notice to HMRC of its intention to convert prior to the conversion date.

The Board, subject to the passing of the resolution at the EGM convened for 18 December 2006, and the review of any guidance published by HMRC after the date of this letter as referred to above, intends to serve notice of conversion on or before 29 December 2006 in order to achieve UK-REIT status for the Group on 1 January 2007.

f) Advantages of becoming a UK-REIT

By converting to a UK-REIT, UK resident members of the Group will no longer pay corporation tax on the profits and gains from their qualifying property rental business in the UK provided that it meets certain conditions. This will effectively reduce the burden of taxation for most shareholders in respect of the Tax-Exempt Business and enable them to gain access to more

flexible indirect property investments for their portfolios. Non-qualifying profits will continue to be subject to corporation tax as normal.

For PHP, this will mean significant annual tax savings on its property income and the elimination of tax which would otherwise arise in respect of capital gains realised on the disposal of assets. This will lead to the eradication of the contingent tax liability of £21.2 million, representing the deferred tax liability provided in the Group's accounts as at 30 June 2006.

The elimination of this potential tax exposure (which will also apply to any future gains in the value of the Group's qualifying property investment assets) means that the Group will have more flexibility, post UK-REIT conversion, with regard to its investment assets as it can dispose of them without incurring a tax charge. Furthermore, as the Group will not suffer corporation tax on income and gains relating to its UK investment assets, it should be able to return more to shareholders.

g) *The cost of conversion to UK-REIT status*

The entry cost of conversion to UK-REIT status has been set by the UK Treasury at 2% of the market value of the assets within the Tax Exempt Business immediately prior to entry into the UK-REIT regime (2.19% if the option to pay in instalments is taken).

PHP intends to elect to pay the conversion charge in four instalments so, in PHP's case, this would mean a conversion charge of £4.5 million, based on the value of the assets that will form the Tax Exempt Business as at 30 June 2006. The actual conversion charge will depend on the value of the assets as at 31 December 2006. See page 17 of this document for further detail.

h) *Dividend policy*

The Company intends to employ the same dividend policy following UK-REIT conversion as it does now and the Board expects that this will comfortably exceed the required PID distribution.

Following UK-REIT conversion, distributions from the Company may comprise PIDs, ordinary corporate dividends or a combination of the two. The Company will be required to distribute to shareholders (by way of dividend), on or before the filing date of the Company's tax return for the accounting period in question, at least 90% of the income profits of the Tax-Exempt Business (broadly, calculated using normal tax rules) of the UK-resident members of the Group in respect of their Tax-Exempt Business and of the non-UK resident members of the Group insofar as they derive from their UK qualifying property rental business arising in each accounting period. Subject to certain exceptions, these PIDs will be subject to withholding tax at the basic rate of income tax (currently 22%). Companies may decide to distribute additional amounts over and above the minimum PID, in which case such amounts will be treated as ordinary corporate dividends or as a PID, dependent on their source. For further detail, please see Part II of this document.

In order to pay a PID without withholding tax, the Company will need to be satisfied that the shareholder concerned is entitled to that treatment. For that purpose, the Company will require

such shareholders to submit a valid claim form (copies of which may be obtained on request) from the Company's Registrars, Capita Registrars).

The precise proportion of recurring property rental income that the Group distributes may vary between years and will be flexed as appropriate, according to the needs of the business. Ordinarily, however, the Board would expect to distribute a high proportion (including the mandatory PID element) of recurring property rental earnings, on the basis of adjusted earnings per share as reported under IFRS. A proportion of trading property profits and other income from non-property activities may also be distributed, to the extent the Board regards those earnings as sustainable. Capital gains arising on the disposal of investment properties will, ordinarily, be retained/recycled within the business to support future growth.

Had the Group previously been operating as a UK-REIT and the profit and distribution levels remain unchanged, the PID element of those distributions made in previous financial years would not have been significant, as illustrated in the table below.

	2003 (audited)	**2004 (audited)**	**2005 (audited)**	**2006 (audited)**
Details from accounts				
Profit before tax				
UK GAAP	2,179,000	2,472,000	3,030,000	n/a
IFRS [1]	n/a	n/a	19,387,000	18,403,000
Actual dividend paid	1,740,000	1,995,000	2,658,000	3,062,000
Theoretical PID if REIT conversion had been available in earlier periods				
Estimated Taxable profits [2]	78,074	Nil	60,900	624,217 [3]
Notional PID [4]	70,267	Nil	54,810	561,795

[1] The PBT under IFRS is substantially higher than under UK GAAP as it includes the revaluation of properties.

[2] The taxable profits for 2003 have been agreed with HM Revenue & Customs (HMRC). However, the corporation tax return for the 2004 and 2005 year ends are still open to enquiry by HMRC and the 2006 year end return is yet to be submitted and is therefore an estimate.

[3] The significant estimated taxable profit seen in the year ended 30 June 2006 is due to the chargeable gains arising on the sale of two investment properties. Had these disposals not taken place, the taxable profits for the year would have been nil, and therefore no PID would have been required.

[4] Under the REIT legislation the PID must be 90% of taxable profits of the property rental business. Since, substantially all of the profits relate to the property rental business, for the purposes of this table, we have calculated the PID as 90% of total taxable profits.

i) Tax position of the Company's shareholders

The comments in this section are provided for general guidance only. Shareholders who are in any doubt concerning the taxation implications of any matters reflected here should consult their professional advisers.

As discussed in h) above, distributions from the Company may comprise PIDs, ordinary corporate dividends or a combination of the two. If, as described above, capital gains are recycled, only distributions of profits after interest deductions and capital allowances will constitute PIDs. Other dividends will be taxed as normal in the hands of Shareholders. Further detail in respect of the attribution of distributions is included in Part II of this document.

Broadly, PIDs are treated for UK tax purposes in the hands of the shareholders as property rental income rather than dividends. They may be subject to withholding at source, at the basic rate of UK income tax of 22%. Additional UK taxes may be payable. Certain shareholders may have their liability to tax reduced, for example through the operation of a double tax treaty. A general guide to the treatment for the principal classes of shareholders is set out in Part III of this document.

j) The 10% rule

Under the UK-REIT regime, a tax charge may be levied on the Company if the Company makes a distribution to a Substantial Shareholder unless the Company has taken reasonable steps to avoid such a distribution being paid. Shareholders should note that this restriction only applies to shareholders that are bodies corporate and to certain entities which are deemed to be bodies corporate. It does not apply to nominees.

The background to the charge recognises that in certain circumstances such shareholders resident in jurisdictions with favourable double tax agreements with the UK can reclaim all or part of the UK income tax payable by them on the dividend. The charge seeks to collect from the Company an amount of corporation tax equivalent to the basic rate income tax liability on the dividend irrespective of the tax treatment of the shareholder.

A tax charge may be imposed only if a UK-REIT pays a dividend in respect of a Substantial Shareholding and the dividend is paid to a person who is a Substantial Shareholder. The charge is not triggered merely because a shareholder has a stake in the company of 10% or more. Neither is the tax charge triggered if the person beneficially entitled to the dividend is not also a Substantial Shareholder. The amount is calculated by reference to the dividend that is paid to the Substantial Shareholder and is NOT restricted to the excess over 10%.

The tax charge imposes an amount of corporation tax payable by the Company equivalent to income tax at the basic rate on the dividend paid to the Substantial Shareholder.

3. Proposed changes to the Articles of Association

Whilst the Company has not identified any Substantial Shareholding to which the 10% rule would apply, the Board considers it appropriate that the Company should put in place the mechanisms

anticipated by the guidance issued by HMRC so that the Company can avoid the imposition of such a tax charge.

The changes proposed to be made to the Articles of Association will give the Board the powers it needs to demonstrate to HMRC that such "reasonable steps" have been taken. These proposals are consistent with the draft guidance published by HMRC.

The proposed amendments to the Articles of Association are set out in the notice convening a Extraordinary General Meeting of the Company appearing on pages 31 to 39 of this document and a description of those amendments is set out in Part IV of this circular:

- a right for the Board to require information in relation to any shares in order to determine whether the shares form part of a Substantial Shareholding;

- that dividends will not be paid on shares forming part of a Substantial Shareholding if the Board is not satisfied that ownership of dividends has been disposed of;

- that dividends will not be paid on shares where there has been a failure to provide information requested in order to determine if a shareholding is a Substantial Shareholding;

- that dividends will not be paid on shares in any other case, if the Board believes the shares may form part of a Substantial Shareholding;

- that dividends not paid may be released if certain information is supplied or certification given that the dividend will not belong to a person with a Substantial Shareholding;

- that trust arrangements may be put in place to prevent a person with a possible Substantial Shareholding being entitled to that dividend;

- a right to require that shares forming part of a Substantial Shareholding are disposed of where a shareholder does not provide information about beneficial ownership of the shares on request from the Board or fails to transfer the entitlement to the dividend to a person who is not a Substantial Shareholder or fails to take action or provide information so that any dividend withheld or held on trust is so transferred.

The Articles of Association may be amended by special resolution passed by the shareholders of the Company in the future, including to give powers to the Directors to ensure that the Company can comply with the close company condition described in Part II of this document, which powers may include the ability to arrange for the sale of shares on behalf of shareholders.

4. Exit from the UK-REIT regime

The Company can give notice to HMRC that it wants the Group to leave the UK-REIT regime at any time. The Board retains the right to decide to exit the UK-REIT regime at any time in the future without shareholder consent if it considers this to be in the best interests of the Group.

If the Group voluntarily leaves the UK-REIT regime within ten years of joining and disposes of any property that was involved in its Tax-Exempt Business within two years of leaving, any uplift in the base cost of the property as a result of the deemed disposal on entry into the UK-REIT regime is disregarded in calculating the gain or loss on the disposal. However, there is no repayment of the entry charge in these circumstances.

It is important to note that the Company cannot guarantee continued compliance with all of the UK-REIT conditions and that the UK-REIT regime may cease to apply in some circumstances. HMRC may require the Group to exit the UK-REIT regime if:

- it regards a breach of the conditions or failure to satisfy the conditions relating to the Tax-Exempt Business, or an attempt to avoid tax, as sufficiently serious;
- if the Company has committed a certain number of minor or inadvertent breaches in a specified period; or
- if HMRC has given the Company at least two notices in relation to the avoidance of tax within a ten year period.

In addition, if the conditions for UK-REIT status relating to the share capital of the Company and the prohibition on entering into loans with abnormal returns are breached or the Company ceases to be UK resident, becomes dual resident or an open ended investment company, the Group will automatically lose UK-REIT status (for further details regarding these conditions, see Part II).

Shareholders should note that it is possible that the Company could lose its status as a REIT as a result of actions by third parties, for example, in the event of a successful takeover by a company that is not a REIT or due to a breach of the close company condition if it is unable to remedy the breach within a specified timeframe.

Where the Group is required to leave the UK-REIT regime within ten years of joining, HMRC has wide powers to direct how it is to be taxed, including in relation to the date on which the Group is treated as exiting the UK-REIT regime.

5. Extraordinary General Meeting

Set out on pages 31 to 39 of this document is the notice convening an Extraordinary General Meeting to be held at The Board Room, Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB at 11 a.m. on 18 December 2006. At this EGM a special resolution will be proposed to approve the proposed amendments to the Articles of Association.

6. Actions to be taken

A Form of Proxy for use by members, who alone are entitled to attend and vote at the Extraordinary General Meeting, is enclosed. You are requested to complete the Form of Proxy in accordance with the instructions thereon and return it so that it is received by the Company's

Registrars, Capita Registrars, not later than 11 a.m. on 16 December 2006, being 48 hours before the time appointed for holding the Extraordinary General Meeting. If you complete and return the Form of Proxy, you can still attend and vote at the Extraordinary General Meeting in person, if you wish.

7. Recommendation

For the reasons stated above, the Board believes the conversion of the Company into a UK-REIT to be in the best interests of the shareholders as a whole. Accordingly, it expects to elect to become a UK-REIT with effect from 1 January 2007, subject to the approval of the shareholders to the proposed amendments to the Articles of Association and review of any HMRC guidance available. The Directors wish to facilitate such process by making the amendments to the Articles of Association described in this document which will only come into force if the Company becomes a UK-REIT.

The Board considers that the special resolution to be proposed at the Extraordinary General Meeting, is in the best interests of the shareholders as a whole and recommends you vote in favour of it. Directors who hold Ordinary Shares in the Company intend to vote in favour of this resolution in respect of their own beneficial holdings of 65,195 Ordinary Shares in aggregate, representing approximately 0.27% of the issued Ordinary Shares (as at 17 November 2006) being the last business day before the date of this document.

Yours sincerely,
Graeme A Elliot
Chairman

PART II

THE UK-REIT REGIME

The UK-REIT regime

The following paragraphs are intended as a general guide only and constitute a high-level summary of the Company's understanding of current UK law and HMRC practice, each of which are subject to change, possibly with retrospective effect. They are not advice. As at the date of this document, the guidance to be published by HMRC has not yet been finalised (although it has been published in draft form) and are therefore subject to change. Changes in the draft guidance as made compared to the drafts currently available could change the position described below.

Overview

The UK-REIT regime introduced in the Finance Act 2006 is intended to encourage greater investment in the UK property market and follows similar legislation in other European countries, as well as the long-established regimes in the United States, Australia and the Netherlands.

Currently, investing in property through a corporate investment vehicle (such as the Company) has the disadvantage that, in comparison to a direct investment in property assets, some categories of shareholders (but not UK companies) effectively suffer tax twice on the same income - first, indirectly, when members of the Group pay UK direct tax on their profits, and secondly, directly (but with the benefit of a tax credit) when the shareholder receives a dividend. Non-tax paying entities, such as UK pension funds, suffer tax indirectly when investing through a corporate vehicle that is not a UK-REIT in a manner they do not suffer if they were to invest directly in the property assets. As a UK-REIT, UK resident companies within the Group and non-UK resident companies within the Group with a UK qualifying property rental business would no longer pay UK direct taxes on their income and capital gains from the Tax-Exempt Business, provided that certain conditions are satisfied. Instead, distributions in respect of the Tax-Exempt Business will be treated for UK tax purposes as property income in the hands of shareholders (Part III of this document contains further detail on the UK tax treatment of shareholders after entry into the UK-REIT regime). However, corporation tax and overseas taxation will still be payable in the normal way in respect of income and gains from the Group's business (generally including any property trading business, overseas property rental business and certain other non property activities and investments) not included in the Tax-Exempt Business (the "**Residual Business**").

While within the UK-REIT regime, the Tax-Exempt Business will be treated as a separate business for corporation tax purposes to the Residual Business and a loss incurred by the Tax-Exempt Business cannot be set off against profits of the Residual Business (and vice versa).

As a UK-REIT, the Company will be required to distribute to shareholders (by way of dividend) on or before the filing date for the UK-REIT's tax return for the accounting period in question at least 90% of the income profits (broadly, calculated using normal tax rules) of the UK-resident members of the Group in respect of the Tax-Exempt Business and of the non-UK resident members of the Group as

they derive from their UK qualifying property rental business arising in each accounting period. Failure to meet this requirement will result in a tax charge calculated by reference to the extent of the failure, although this charge can be avoided if an additional dividend is paid within a specified period which brings the amount of profits distributed up to the required level.

In this document, references to a company's accounting period are to its accounting period for tax purposes. This period can differ from a company's accounting period for other purposes.

The treatment of a dividend paid by the Company in the first year after it becomes a UK-REIT should depend on whether it is paid out of profits that existed before or after the Group became a UK-REIT. For example, if the Company converts into a UK-REIT on 1 January 2007 and has before that date announced an intention to pay an interim dividend for payment after that date, that dividend would be paid entirely out of profits earned before the Group became a UK-REIT and should therefore be a Non-PID dividend. A dividend later in 2007 may be paid partly out of profits earned prior to the Group becoming a UK-REIT and partly out of profits earned subsequently and would therefore comprise partly a PID and partly a Non-PID dividend. The Company will provide shareholders with a certificate setting out how much of their dividend is a PID and how much is a Non-PID dividend.

Subject to certain exceptions, PIDs will be subject to withholding tax at the basic rate of income tax (currently 22%). As referred to above, further details of the UK tax treatment of shareholders after entry into the UK-REIT regime are contained in Part III of this document.

Qualification as a UK-REIT

The Group will become a UK-REIT by the Company (as the principal company of the Group) serving notice on HMRC before the beginning of the first accounting period during which it wishes the Group to become a UK-REIT. In order to qualify as a UK-REIT, the Group must satisfy certain conditions set out in the Finance Act 2006. A non-exhaustive summary of the material conditions is set out below. Broadly, the Company must satisfy the conditions set out in paragraphs (A), (B), (C) and (D) below and the Group companies must satisfy the conditions set out in paragraph (E).

(A) Company conditions

The Company must be a solely UK-resident company (other than an open-ended investment company) whose ordinary shares are listed on a recognised stock exchange, such as the London Stock Exchange. The Company must also not (apart from in one exceptional circumstance) be a "close company" (as defined in section 414 of the Income and Corporation Taxes Act 1988) – as amended by section 106(6) of the Finance Act 2006 (the **"close company condition"**). In summary, the close company condition amounts to a requirement that not less than 35% of the UK-REIT's shares are beneficially held by the public and for this purpose the "public" excludes directors or the UK-REIT and certain of their associates, and shareholders who, alone or together with certain associates, control more than 5% of the UK-REIT's share capital.

(B) Share capital restrictions

The Company must have only one class of ordinary share in issue and the only other shares it may issue are non-voting fixed rate preference shares.

(C) Interest restrictions

The Company must not be party to any loan in respect of which the lender is entitled to interest which exceeds a reasonable commercial return on the consideration lent or where the interest depends to any extent on the results of any of its business or on the value of any of its assets. In addition, the amount repayable must either not exceed the amount lent or must be reasonably comparable with the amount generally repayable (in respect of an equal amount of consideration) under the terms of issue of securities listed on a recognised stock exchange.

(D) Financial Statements

The Company must prepare financial statements in accordance with statutory requirements ("**Financial Statements**") and submit these to HMRC. The financial statements must contain the information about the Tax Exempt Business and the Residual Business separately. The UK-REIT regime specifies the information to be included and the basis of the preparation of their financial statements.

(E) Conditions for the Tax Exempt Business

The Tax Exempt Business must satisfy the conditions summarised below in respect of each accounting period during which it is to be treated as a UK-REIT:

I. the Tax Exempt Business must throughout the accounting period involve at least three properties;

II. throughout the accounting period no one property may represent more than 40% of the total value of the properties involved in the Tax Exempt Business. Assets must be valued at fair value and in accordance with International Accounting Standards ("**IAS**") and at fair value when the IAS offers a choice between a cost basis and a fair value basis;

III. treating all members of the Group as a single company, the Tax Exempt Business must not include any property which is classified as owner-occupied in accordance with generally accepted accounting practice; and

IV. at least 90% of the amounts shown in the Financial Statements of the Group companies as income profits (broadly calculated using the normal tax rules) of the UK resident members of the Group arising in respect of the Tax Exempt Business in the accounting period, and the income profits of the non-UK resident members of the Group insofar as they arise in respect of such members' UK qualifying property rental business in the accounting period, must be distributed by the Company in the form of a dividend (a PID) on or before the filing date for the Company's tax return for the accounting period (the "**90% distribution test**"). For the purpose of satisfying the 90% distribution test, any dividend withheld in order to comply with the 10% rule will be treated as having been paid;

V. the profits arising from the qualifying property rental business must represent at least 75% of the Group's total profits for the accounting period (the "**75% profits test**"). Profits for this purpose means profits before deduction of tax and excludes realised and unrealised gains and losses on the disposal of property, calculated in accordance with IAS; and

VI. at the beginning of the accounting period the value of the assets in the qualifying property rental business must represent at least 75% of the total value of assets held by the Group (the "**75% assets test**"). Assets must be valued in accordance with IAS and at fair value where IAS offers a choice of valuation between cost basis and fair value and in applying this test no account is to be taken of liabilities secured against or otherwise relating to assets (whether generally or specifically).

Effect of becoming a UK-REIT

(A) Entry charge

Each UK resident member of the Group that carried on a qualifying property rental business in the UK or overseas and any non-UK resident member of the Group that carries on a qualifying property rental business in the UK will be liable to pay an entry charge broadly equal to 2% of the aggregate market value of the properties and other assets involved in that business.

This can be paid at the same time as corporation tax is payable in respect of the first accounting period following entry into the UK-REIT regime, or in instalments over a four year period.

If the instalment option is taken, as the Board intends to do, the actual amount payable will be paid in the following percentages with the first instalment payable as above and the remaining instalments on the anniversary of that date:

First instalment	0.50%
Second instalment	0.53%
Third instalment	0.56%
Fourth instalment	0.60%

There is no equivalent entry charge if a member of the Group buys a property following entering into the UK-REIT regime. However, if the Group were to acquire a company that is not a UK-REIT, a 2% entry charge will apply in respect of the property owned by the acquired company. See also paragraph (K) (Acquisitions and Takeovers) below.

(B) Tax savings

As a UK-REIT, the Group will not pay UK-direct tax on profits and gains from the Tax Exempt Business. Corporation tax will still apply in the normal way in respect of the Residual Business which includes certain trading activities, incidental letting in relation to property trades, intra-group letting of property, letting of administrative property which is temporarily surplus to requirements and certain income such as dividends and interest from members of the Group carrying on non-UK activities. Corporation tax could also be payable were a member of the Group (as opposed to property involved in the UK qualifying property rental business) to be sold. The Group would also continue to pay indirect taxes such as VAT, stamp duty, land tax and stamp duty and payroll taxes (such as national insurance) in the normal way.

(C) Attribution of Dividends

Distributions by the Company will be attributed in the following order:

I. In satisfaction of the obligation to distribute 90% of the profits of the Tax Exempt Business, calculated under tax principles and excluding chargeable gains, which arise in the accounting period - paid, under deduction of income tax at 22%, where appropriate as a PID.

II. At the discretion of the Company, a distribution of all or any of the following:

- profits earned by the Residual (taxable) Business in the period;
- reserves of the Residual Business including brought forward reserves;,
- profits representing the difference between the accounting distributable profits and profits calculated for tax purposes of the Tax Exempt Business (the difference principally results from the effect of claiming notional capital allowances in calculating the profits of the Tax Exempt Business).

This distribution is treated as a normal dividend (to which a tax credit may be attached) and no tax is withheld by the Company.

III. Distribution of the remaining 10% of the Tax Exempt Business income (calculated under tax principles and excluding chargeable gains) paid – under deduction of basic rate income tax at 22%, where appropriate as a PID.

IV. Distribution of gains relating to the Tax Exempt Business - paid under deduction of 22% basic rate income tax, where appropriated as a PID.

V. Distribution of any other amount - treated as a normal dividend (to which a tax credit may be attached) and no tax is withheld by the Company.

(D) Financial statements

As mentioned above, a UK-REIT will be required to submit Financial Statements to HMRC.

(E) Interest cover ratio

A tax charge will arise if, in respect of any accounting period, the ratio of the income profits (before capital allowances) of the UK resident members of the Group plus the UK income profits of any non-UK resident member of the Group, in each case, in respect of its Tax Exempt Business plus the financing costs incurred in respect of the Tax Exempt Business financing costs incurred in respect of the Tax Exempt Business, excluding certain intra-group financing costs, is less than 1.25. This ratio is calculated by reference to the Financial Statements, apportioning costs relating partly to the Tax Exempt Business and partly to the Residual Business reasonably. The amount (if any) by which the financing costs exceeds the amount of those costs which would cause that ratio to equal 1.25 is chargeable to corporation tax.

(F) Property development and property trading by a UK-REIT

A property development by a UK resident member of the Group can be within the Tax-Exempt Business provided certain conditions are met. However, if the costs of the development exceed 30% of the fair value of the asset at the later of (a) the date on which the Company becomes a UK-REIT, and (b) the date of the acquisition of the development property, and the UK-REIT sells the development property within three years of completion, the property will be treated as never having been within the Tax-Exempt Business. If a UK resident member of the Group disposes of a property (whether or not a development property) in the course of a trade, the property will be treated as never having been within the Tax-Exempt Business.

(G) Certain tax avoidance arrangements

If HMRC believes that a member of the Group has been involved in certain tax avoidance arrangements, it may cancel the tax advantage obtained and, in addition, impose a tax charge equal to the amount of the tax advantage. These rules apply to both the Residual Business and the Tax-Exempt Business.

(H) Movement of assets in and out of the Tax Exempt Business

In general, where an asset owned by a UK-resident member of the Group and used for the Tax Exempt Business begins to be used for the Residual Business, there will be a capital gain tax-free step up in the base cost of the property. `Where an asset owned by a UK-resident member of the Group and used for the Residual Business begins to be used for the Tax Exempt Business, this will generally constitute a taxable market value disposal of the asset, except for capital allowances purposes. Special rules apply to disposals by way of a trade and to development property.

(I) *Funds awaiting reinvestment*

Where an asset used exclusively in the Tax Exempt Business is sold, the legislation provides for the sale proceeds to be treated as assets of the Tax Exempt Business for the purposes of the 75% profits test and the 75% assets test for two years following the disposal, provided that they are held as cash or cash equivalents. However, any interest earned on that cash is treated as part of the Residual Business and therefore taxable.

(J) *Joint ventures*

If one or more members of the Group are beneficially entitled, in the aggregate, to at least 40% of the profits available for distribution to equity holders in a joint venture company and at least 40% of the assets of the joint venture company available to equity holders in the event of a winding-up, that joint venture company is carrying on a qualifying property rental business which satisfies the 75% profits test and the 75% assets test (the "**JV company**") and certain other conditions are satisfied, the Company and the JV Company, may by giving notice to HMRC elect for the assets and income of the JV company to be included in the Tax-Exempt Business for tax purposes. In such circumstances, the income and assets of the JV company will count towards the 90% distribution test, the 75% profits test and the 75% assets test to the extent of the Group's interest in the JV company.

As at the date of this document, the regulation in relation to joint ventures and UK-REITs does not specifically apply to any subsidiaries of a JV company, although it is currently expected that guidance or other further information to clarify the position will be provided by HMRC.

(K) *Acquisitions and Takeovers*

If a member of the Group acquires another UK-REIT, no entry charge will be payable. However, if a company which is not a UK-REIT joins the Group, the entry charge will be payable on the value of the properties owned by the qualifying property rental business of the target company.

If a UK-REIT is taken over by another UK-REIT, the acquired UK-REIT does not necessarily cease to be a UK-REIT and will, provided the auditions are met, continue to enjoy Tax-Exemptions in respect of the profits of its Tax-Exempt Business and capital gains on disposal of properties in the Tax-Exempt Business. There is no entry charge as a result of the acquired UK-REIT joining the acquiror's group and the properties of the acquired UK-REIT are not treated as having been sold and reacquired at market value.

The position is different where a UK-REIT is taken over by an acquiror which is not a UK-REIT. In these circumstances, the acquired UK-REIT is likely in most cases to fail to meet the requirements for being a UK-REIT and will therefore be treated as leaving the UK-REIT regime at the end of its accounting period preceding the takeover and ceasing from the end of this accounting period to benefit from Tax-Exemptions on the profits of its Tax-Exempt Business and capital gains on disposal of property forming part of its Tax-Exempt Business.

The properties in the Tax-Exempt Business are treated as having been sold and reacquired at market value for the purposes of corporation tax on chargeable gains immediately before the end of the preceding accounting period. These disposals should be tax free as they are deemed to have been made at a time when the Company was still in the UK-REIT regime and future capital gains on the relevant assets will therefore be calculated by reference to a base cost equivalent to this market value. If the Company ends its accounting period immediately prior to the takeover becoming unconditional in all respects, dividends paid as PIDs before that date should not be recharacterised retrospectively as normal dividends.

PART III

UNITED KINGDOM TAX TREATMENT OF SHAREHOLDERS AFTER ENTRY INTO THE UK-REIT REGIME

INTRODUCTION

The following paragraphs are intended as a general guide only and are based on the Company's understanding of current UK tax law and HMRC practice, each of which is subject to change, possibly with retrospective effect. They are not advice.

As at the date of this document, the detailed guidance to be provided by HMRC has not yet been finalised (although it has been published in draft form) and are therefore subject to change. Changes in the guidance as made compared to the draft currently available could change the position described below.

The following paragraphs relate only to certain limited aspects of the United Kingdom taxation treatment of PIDs and Non-PID Dividends paid by the Company, and to disposals of shares in the Company, in each case, after the Company has elected into the UK-REIT regime.

Except where otherwise indicated, they apply only to shareholders who are both resident and ordinarily resident for tax purposes solely in the United Kingdom. They apply only to shareholders who are the absolute beneficial owners of both their PIDs and their shares in the Company and who hold their shares as investments. They do not apply to Substantial Shareholders. They do not apply to certain categories of shareholders, such as dealers in securities or distributions, persons who have or are deemed to have acquired their shares by reason of their or another's employment, persons who hold their shares as part of hedging or conversion transactions, or persons who hold shares in connection with a UK branch, agency or permanent establishment.

Except where otherwise indicated at B(iv) (Withholding tax) below, they do not apply to persons holding shares in the company by virtue of an interest in any partnership, insurance companies, life insurance companies, mutual companies, collective investment schemes, charities, trustees, local authorities, or pension scheme administrators.

Shareholders who are in any doubt about their tax position, or who are subject to tax in a jurisdiction other than the United Kingdom, should consult their own appropriate independent professional adviser without delay, particularly concerning their tax liabilities on PIDs, whether they are entitled to claim any repayment of tax, and, if so, the procedure for doing so.

A. UK TAXATION OF NON-PID DIVIDENDS

Non-PID Dividends paid by the Company will be taxed in the same way as dividends paid by the Company prior to entry into the UK-REIT regime, whether in the hands of individual or corporate shareholders and regardless of whether the shareholder is resident for tax purposes in the UK.

B. UK TAXATION OF PIDS

i. UK taxation of shareholders who are UK resident individuals

Subject to certain exceptions, a PID will generally be treated in the hands of shareholders who are individuals as the profit of a single UK property business (as defined in section 264 of the Income Tax (Trading and Other Income) Act 2005). A PID is, together with any property income distribution from any other company to which Part 4 of the Finance Act 2006 applies, treated as a separate UK property business from any other UK property business (a "**different UK property business**") carried on by the relevant shareholder. This means that surplus expenses from a shareholder's different UK property business cannot be off-set against a PID as part of a single calculation of the profits of the shareholder's UK property business.

Please see also section B(iv) (Withholding tax), below.

ii. UK taxation of UK resident corporate shareholders

Subject to certain exceptions, a PID will generally be treated in the hands of shareholders who are within the charge to corporation tax as profits of a Schedule A business (as defined in section 15 of the Income and Corporation Taxes Act 1988). This means that, subject to the availability of any exemptions or reliefs, such shareholders should be liable to corporation tax on income on the entire amount of their PID. A PID is, together with any property income distribution from any other company to which Part 4 of the Finance Act 2006 applies, treated as a separate Schedule A business from any other Schedule A business (a "**different Schedule A business**") carried on by the relevant shareholder. This means that any surplus expenses from a shareholder's different Schedule A business cannot be off-set against a PID as part of a single calculation of the shareholder's Schedule A profits. Please see also section B(iv) (Withholding tax), below.

iii. UK taxation of all shareholders who are not resident for tax purposes in the UK

Where a shareholder who is resident outside the UK receives a PID, the PID will generally be chargeable to UK income tax as profit of a UK property business and this tax will generally be collected by way of a withholding.

Please see also section B(iv) (Withholding tax), below.

iv. Withholding tax

(a) General

Subject to certain exceptions summarised at paragraph (d) below, the Company is required to withhold income tax at source at the basic rate (currently 22%) from its PIDs. The Company will provide shareholders with a certificate setting out the amount of tax withheld.

(b) *Shareholders solely resident and ordinarily resident in the UK*

Where income tax has been withheld at source, shareholders who are individuals may, depending on their individual circumstances, either be liable to further tax on their PID at their applicable marginal rate, or be entitled to claim repayment of some or all of the tax withheld on their PID. Shareholders who are corporates may, depending on their individual circumstances, be liable to pay corporation tax on their PID but they should note that, where income tax is withheld at source, the tax withheld can be set against the shareholder's liability to corporation tax in the accounting period in which the PID is received.

(c) *Shareholders who are not resident for tax purposes in the UK*

It is not possible for a shareholder to make a claim under a double taxation treaty for a PID to be paid by the Company gross or at a reduced rate. The right of a shareholder to claim repayment of any part of the tax withheld from a PID will depend on the existence and terms of any double tax convention between the UK and the country in which the shareholder is resident.

(d) *Exceptions to requirement to withhold income tax*

Shareholders should note that in certain circumstances the Company may not withhold income tax at source from a PID. These include where the Company reasonably believes that the person beneficially entitled to the PID is: a company resident for tax purposes in the UK and where the person beneficially entitled to a PID is a charity, a body mentioned in section 507(1) ICTA which is allowed the same exemption from tax as charities, the scheme administrator of a registered pension scheme, or the sub-scheme administrator of a pension sub-scheme or a person entitled to receive the income of a fund entitled to exemption under section 614(3) ICTA.

Payments made to the manager of an individual savings account or a personal equity plan may also be made gross.

The Company will also not be required to withhold income tax at source from a PID where the Company reasonably believes that the body beneficially entitled to the PID is a partnership each member of which is either a body described in the paragraph above or the European Investment Fund.

In order to pay a PID without withholding tax, the Company will need to be satisfied that the shareholder concerned is entitled to that treatment. For that purpose, the Company will require such shareholders to submit a valid claim form (copies of which may be obtained on request) from the Company's Registrars, Capita Registrars.

A summary in tabular form of the UK tax position of distributions made by the Company for certain groups of shareholders is shown below.

1. **UK Resident Individual**

PID

- Tax withheld at 22%.
- Taxed at his/her marginal rate.
- Credit is given for the tax withheld by the UK-REIT. Therefore, to the extent that the individual is a lower or higher rate tax payer, a repayment or further tax may be due.

Dividend

- No tax withheld by UK-REIT.
- Treated as dividend income grossed up by 100/90 to include in the individual's income tax calculation.
- Taxed as top slice of income.
- Notional tax credit of 10% is available. Therefore, only if the individual is a higher rate tax payer will further tax be due.

2. **UK Resident Company**

PID

- No tax withheld by UK-REIT.
- Subject to Corporation Tax at 30%.

Dividend

- No tax withheld by UK-REIT.
- Treated as a normal dividend –exempt from tax.

3. **Non UK Resident Company**

PID

- Tax withheld by UK-REIT on the distribution
- May reclaim the difference between 22% withholding and the relevant dividend withholding tax rate agreed under the relevant double tax treaty (if applicable) (typically to 15%).
- No further UK tax.

Dividend

- No tax withheld by UK-REIT.
- Not subject to UK tax.

4. **UK Tax Exempt shareholder**

PID

- No tax withheld by UK-REIT.
- Not taxable in the hands of the shareholder.

Dividend

- No tax withheld by UK-REIT.
- No UK tax.

C. UK TAXATION OF CHARGEABLE GAINS, STAMP DUTY AND STAMP DUTY RESERVE TAX IN RESPECT OF SHARES IN THE COMPANY

Subject to the paragraph headed "Introduction", above, the following comments apply to both individual and corporate shareholders, regardless of whether such shareholders are resident for tax purposes in the UK.

i. UK taxation of chargeable gains

Chargeable gains arising on the disposal of shares in the Company following entry into the UK-REIT regime should be taxed in the same way as chargeable gains arising on the disposal of shares in the Company prior to entry into the UK-REIT regime. The entry of the Group into the UK-REIT regime will not constitute a disposal of shares in the Company by shareholders for UK chargeable gains purposes.

ii. UK stamp duty and UK stamp duty reserve tax ("SDRT")

A conveyance or transfer on sale or other disposal of shares in the Company following entry into the UK-REIT regime will be subject to UK stamp duty or UK SDRT in the same way as it would have been prior to entry into the UK-REIT regime.

PART IV

FURTHER INFORMATION ON THE PROPOSED AMENDMENTS TO THE ARTICLES

As explained in the letter from the Chairman, it is proposed that the Articles of Association should be amended in order to enable the Company to demonstrate to HMRC that it has taken reasonable steps to avoid paying a dividend (or making any other distribution) to a Substantial Shareholder.

For these purposes "**Company**" includes any body corporate and certain entities which are deemed to be bodies corporate for the purposes of overseas jurisdictions with which the UK has a double taxation agreement or for the purposes of such double tax agreements.

If a distribution is paid to a Substantial Shareholder and the Company has not taken reasonable steps to avoid doing so, the Company would become subject to a tax charge.

The proposed amendments to the Articles will include the insertion of a new Article (the "**new Article**"). The text of the new Article is set out in the notice convening the EGM that is set out at the end of this circular.

The new Article:

(A) provides directors with powers to identify Substantial Shareholders;

(B) prohibits the payment of dividends on shares that form part of a Substantial Shareholding, unless certain conditions are met;

(C) allows dividends to be paid on shares that form part of a Substantial Shareholding where the shareholder has disposed of its rights to dividends on its shares; and

(D) seeks to ensure that if a dividend is paid on shares that form part of a Substantial Shareholding and arrangements of the kind referred to in (C) are not met, the Substantial Shareholder concerned does not become beneficially entitled to that dividend.

References in this Part to dividends include any other distributions.

The effect of the new Article is explained in more detail below:

(A) *Identification of Substantial Shareholders*

The share register of the Company records the legal owner and the number of shares they own in the Company but does not identify the persons who are beneficial owners of the shares or are entitled to control the voting rights attached to the shares or are beneficially entitled to dividends. While the requirements for the notification of interests in shares provided in Part VI of the Companies Act 1985

(the "**Act**") and the Board's rights to require disclosure of such interests (pursuant to Section 212 of the Act and Article 9 of the Articles) should assist in the identification of Substantial Shareholders, if those provisions are not on their own sufficient.

Accordingly, the new Article would require a Substantial Shareholder and any registered shareholder holding shares on behalf of a Substantial Shareholder to notify the Company if his shares form part of a Substantial Shareholding. Such a notice must be given within two business days. If a person is a Substantial Shareholder at the date the new Article is adopted, that Substantial Shareholder (and any registered shareholder holding shares on its behalf) must give such a notice within two business days after the date the new Article is adopted. The new Article gives the Board the right to require any person to provide information in relation to any shares in order to determine whether the shares form part of a Substantial Shareholding. If the required information is not provided within the time specified (which would be seven days after a request is made or such other period as the Board may decide), the Board would be entitled to impose sanctions, including withholding dividends (as described in paragraph (B) below) and/or requiring the transfer of the shares to another person who is not, and does not thereby become, a Substantial Shareholder (as described in paragraph (E) below).

(B) *Preventing payment of a dividend to a Substantial Shareholder*

The new Article provides that a dividend will not be paid on any shares that the Board believes may form part of a Substantial Shareholding unless the Board is satisfied that the Substantial Shareholder is not beneficially entitled to the dividend.

If in these circumstances payment of a dividend is withheld, the dividend will be paid subsequently if the Board is satisfied that:

- the Substantial Shareholder concerned is not beneficially entitled to the dividends (see also (C) below);
- the shareholding is not part of a Substantial Shareholding;
- all or some of the shares and the right to the dividend have been transferred to a person who is not, and does not thereby become, a Substantial Shareholder (in which case the dividends would be paid to the transferee); or
- sufficient shares have been transferred (together with the right to the dividends) such that the shares retained are no longer part of a Substantial Shareholding (in which case the dividends would be paid on the retained shares).

For this purpose references to the "transfer" of a share include the disposal (by any means) of beneficial ownership of, control of voting rights in respect of and beneficial entitlement to dividends in respect of, that share.

(C) *Payment of a dividend where rights to it have been transferred*

The new Article provides that dividends may be paid on shares that form part of a Substantial Shareholding if the Board is satisfied that the right to the dividend has been transferred to a person who is not, and does not thereby become, a Substantial Shareholder and the Board may be satisfied that the right to the dividend has been transferred if it receives a certificate containing appropriate confirmations and assurances from the Substantial Shareholder. Such a certificate may apply to a particular dividend or to all future dividends in respect of shares forming part of a specified Substantial Shareholding, until notice rescinding the certificate is received by the Company. A certificate that deals with future dividends will include undertakings by the person providing the certificate:

(a) to ensure that the entitlement to future dividends will be disposed of; and

(b) to inform the Company immediately of any circumstances which would render the certificate no longer accurate.

The Directors may require that any such certificate is copied or provided to such persons as they may determine, including HMRC.

If the Board believes a certificate given in these circumstances is or has become inaccurate, then it will be able to withhold payment of future dividends (as described in paragraph (B) above). In addition, the Board may require a Substantial Shareholder to pay to the Company the amount of any tax payable (and other costs incurred) as a result of a dividend having been paid to a Substantial Shareholder in reliance on the inaccurate certificate (as described in paragraph (E) below). The Board may require a sale of the relevant shares and retain the amount claimed from the proceeds.

Certificates provided in the circumstances described above will be of considerable importance to the Company in determining whether dividends can be paid. If the Company suffers loss as a result of any misrepresentation or breach of undertaking given in such a certificate, it may seek to recover damages directly from the person who has provided it. Any such tax may also be recovered out of dividends to which the Substantial Shareholder concerned may become entitled in the future.

The effect of these provisions is that there is no restriction on a person becoming or remaining a Substantial Shareholder provided that the person who does so makes appropriate arrangements to divest itself of the entitlement to dividends.

(D) *Trust arrangements where rights to dividends have not been disposed of by Substantial Shareholder*

The new Article provides that if a dividend is in fact paid on shares forming part of a Substantial Shareholding (which might occur, for example, if a Substantial Shareholding is split among a number of nominees and is not notified to the Company prior to a dividend payment date) the dividends so paid are to be held on trust by the recipient for any person (who is not a Substantial Shareholder) nominated by the Substantial Shareholder concerned. The person nominated as the beneficiary could be the purchaser of the shares if the Substantial Shareholder is in the process of selling down their holding so as not to cause the Company to breach the Substantial Shareholder rule. If the Substantial

Shareholder does not nominate anyone within 12 years, the dividend concerned will be held on trust for the Company.

If the recipient of the dividend passes it on to another without being aware that the shares in respect of which the dividend was paid were part of a Substantial Shareholding, the recipient will have no liability as a result. However, the Substantial Shareholder who receives the dividend should do so subject to the terms of the trust and as a result may not claim to be beneficially entitled to those dividends.

(E) *Mandatory sale of Substantial Shareholdings*

The new Article also allows the Board to require the disposal of shares forming part of a Substantial Shareholding if:

- if a Substantial Shareholder has been identified and a dividend has been announced or declared and the Board has not been satisfied that the Substantial Shareholder has transferred the right to the dividend (or otherwise is not beneficially entitled to it);
- there has been a failure to provide information requested by the Board; or
- any information provided by any person proves materially inaccurate or misleading.

In these circumstances, if the Company incurs a charge to tax as a result of one of these events, the Board may, instead of requiring the shareholder to dispose of the shares, arrange for the sale of the relevant shares and for the Company to retain from the sale proceeds an amount equal to any tax so payable.

The new Article has been discussed with HMRC which has confirmed that they constitute "reasonable steps" to avoid paying a dividend to a Substantial Shareholder for the purposes of the legislation.

(F) Takeovers

The new Article does not prevent a person from acquiring control of the Company through a takeover or otherwise, although as explained above, such an event may cause the Group to cease to qualify as a REIT.

(G) Other

The new Article also gives the Company power to require any shareholder who applies to be paid dividends without any tax withheld to provide such certificate as the Board may require to establish the shareholder's entitlement to that treatment.

PART V

PRIMARY HEALTH PROPERTIES PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of Primary Health Properties PLC (the "**Company**") will be held at The Board Room, Ground Floor, Ryder Court, Ryder Street London SW1Y 6QB, on 18 December 2006 at 11 a.m. to consider and, if thought fit, to pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

THAT, with effect from (and including) the first day of the calendar year following the date of this resolution in respect of which the Company has given a valid notice under section 109 of the Finance Act 2006, the Articles of Association be and they are hereby amended by the insertion of the following as new Articles 161 to 167:

161 **Real Estate Investment Trust**

Cardinal principle

161.1 It is a cardinal principle that, for so long as the Company is the principal company in a real estate investment trust ("**REIT**") for the purposes of Part 4 of the Finance Act 2006, as such Part may be modified, supplemented or replaced from time to time, no member of the Group should be liable to pay tax under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution.

161.2 This Article supports such cardinal principle by, among other things, imposing restrictions and obligations on the shareholders of the Company and, indirectly, certain other Persons who may have an interest in the Company, and shall be construed accordingly so as to give effect to such cardinal principle.

162 **Definitions and interpretation**

162.1 For the purposes of this Article, the following words and expressions shall bear the following meanings:

- "**business day**" means a day (not being a Saturday or Sunday) on which banks are normally open for business in London;

- "**Distribution**" means any dividend or other distribution on or in respect of the shares of the Company and references to a Distribution being paid include a distribution not involving a cash payment being made;

- "**Distribution Transfer**" means a disposal or transfer (however effected) by a Person of his rights to a Distribution from the Company such that he is not beneficially entitled (directly or indirectly) to such a Distribution and no Person who is so entitled subsequent to such disposal or transfer (whether the immediate transferee or not) is (whether as a result of the transfer or not) a Substantial Shareholder;

- "**Distribution Transfer Certificate**" means a certificate in such form as the Directors may specify from time to time to the effect that the relevant Person has made a Distribution Transfer, which certificate may be required by the Directors to satisfy them that a Substantial Shareholder is not beneficially entitled (directly or indirectly) to a Distribution;

- "**Excess Charge**" means, in relation to a Distribution which is paid or payable to a Person, all tax or other amounts which the Directors consider may become payable by the Company or any other member of the Group under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulation may be modified, supplemented or replaced from time to time) and any interest, penalties, fines or surcharge attributable to such tax as a result of such Distribution being paid to or in respect of that Person;

- "**Group**" means the Company and the other companies in its group for the purposes of section 134 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time);

- "**HMRC**" means HM Revenue & Customs;

- "**interest in the Company**" includes, without limitation, an interest in a Distribution made or to be made by the Company;

- "**Person**" includes a body of Persons, corporate or unincorporated, wherever domiciled;

- "**Relevant Registered Shareholder**" means a shareholder who holds all or some of the shares in the Company that comprise a Substantial Shareholding (whether or not a Substantial Shareholder);

- "**Reporting Obligation**" means any obligation from time to time of the Company to provide information or reports to HMRC as a result of or in connection with the Company's status as a REIT;

- "**Substantial Shareholding**" means the shares in the Company in relation to which or by virtue of which (in whole or in part) a Person is a Substantial Shareholder;

- "**Substantial Shareholder**" means any person whose interest in the Company, whether legal or beneficial, direct or indirect, may cause any member of the Group to be liable to pay tax under Regulation 10 of the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution to or in respect of such Person including, at the date of adoption of this Article, any holder of excessive rights as defined in the Real Estate Investment Trusts (Breach of Conditions) Regulations 2006;

162.2 Where under this Article any certificate or declaration may be or is required to be provided by any Person (including, without limitation, a Distribution Transfer Certificate), such certificate or declaration may be required by the Directors (without limitation):

- to be addressed to the Company, the Directors or such other Persons as the Directors may determine (including HMRC);
- to include such information as the Directors consider is required for the Company to comply with any Reporting Obligation;
- to contain such legally binding representations and obligations as the Directors may determine;
- to include an undertaking to notify the Company if the information in the certificate or declaration becomes incorrect, including prior to such change;
- to be copied or provided to such Persons as the Directors may determine (including HMRC); and
- to be executed in such form (including as a deed or deed poll) as the Directors may determine.

162.3 This Article shall apply notwithstanding any provisions to the contrary in any other Article (including, without limitation, Articles 129 to 138 (Dividends)).

163 Notification of Substantial Shareholder and other status

163.1 Each shareholder and any other relevant Person shall serve notice in writing on the Company at the Registered Office on:

(a) him becoming a Substantial Shareholder or him being a Substantial Shareholder on the date this Article comes into effect (together with the percentage of voting rights, share capital or dividends he controls or is beneficially entitled to, details of the identity of the shareholder(s) who hold(s) the relevant Substantial Shareholding and such other information, certificates or declarations as the Directors may require from time to time);

(b) him becoming a Relevant Registered Shareholder or being a Relevant Registered Shareholder on the date this Article comes into effect (together with such details of the relevant Substantial Shareholder and such other information, certificates or declarations as the Directors may require from time to time); and

(c) any change to the particulars contained in any such notice, including on the relevant Person ceasing to be a Substantial Shareholder or a Relevant Registered Shareholder.

Any such notice shall be delivered by the end of the second business day after the day on which the Person becomes a Substantial Shareholder or a Relevant Registered Shareholder (or the date this Article comes into effect, as the case may be) or the change in relevant particulars or within such shorter or longer period as the Directors may specify from time to time.

163.2 The Directors may at any time give notice in writing to any Person requiring him, within such period as may be specified in the notice (being seven days from the date of service of the notice or such shorter or longer period as the Directors may specify in the notice), to deliver to the Company at the Registered Office such information, certificates and declarations as the Directors may require to establish whether or not he is a Substantial Shareholder or a Relevant Registered Shareholder or to comply with any Reporting Obligation. Each such Person shall deliver such information, certificates and declarations within the period specified in such notice.

164 **Distributions in respect of Substantial Shareholdings**

164.1 In respect of any Distribution, the Directors may, if the Directors determine that the condition set out in Article 161.9 is satisfied in relation to any shares in the Company, withhold payment of such Distribution on or in respect of such shares. Any Distribution so withheld shall be paid as provided in Article 161.10 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment.

164.2 The condition referred to in Article 161.8 is that, in relation to any shares in the Company and any Distribution to be paid or made on and in respect of such shares:

(a) the Directors believe that such shares comprise all or part of a Substantial Shareholding of a Substantial Shareholder; and

(b) the Directors are not satisfied that such Substantial Shareholder would not be beneficially entitled to the Distribution if it was paid,

and, for the avoidance of doubt, if the shares comprise all or part of a Substantial Shareholding in respect of more than one Substantial Shareholder this condition is not satisfied unless it is satisfied in respect of all such Substantial Shareholders.

164.3 If a Distribution has been withheld on or in respect of any shares in the Company in accordance with Article 161.8, it shall be paid as follows:

(c) if it is established to the satisfaction of the Directors that the condition in Article 161.9 is not satisfied in relation to such shares, in which case the whole amount of the Distribution withheld shall be paid; and

(d) if the Directors are satisfied that sufficient interests in all or some of the shares concerned have been transferred to a third party so that such transferred shares no longer form part of the Substantial Shareholding, in which case the Distribution attributable to such shares shall be paid (provided the Directors are satisfied that following such transfer such shares concerned do not form part of a Substantial Shareholding); and

(e) if the Directors are satisfied that as a result of a transfer of interests in shares referred to in (b) above the remaining shares no longer form part of a Substantial Shareholding, in which case the Distribution attributable to such shares shall be paid.

In this Article 161.10, references to the "**transfer**" of a share include the disposal (by any means) of beneficial ownership of, control of voting rights in respect of and beneficial entitlement to dividends in respect of, that share.

164.4 A Substantial Shareholder may satisfy the Directors that he is not beneficially entitled to a Distribution by providing a Distribution Transfer Certificate. The Directors shall be entitled to (but shall not be bound to) accept a Distribution Transfer Certificate as evidence of the matters therein stated and the Directors shall be entitled to require such other information, certifications or declarations as they think fit.

164.5 The Directors may withhold payment of a Distribution on or in respect of any shares in the Company if any notice given by the Directors pursuant to Article 161.7 in relation to such shares shall not have been complied with to the satisfaction of the Directors within the period specified in such notice. Any Distribution so withheld will be paid when the notice is complied with to the satisfaction of the Directors unless the Directors withhold payment pursuant to Article 161.8 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment.

164.6 If the Directors decide that payment of a Distribution should be withheld under Articles 161.8 or 161.12, they shall within five business days give notice in writing of that decision to the Relevant Registered Shareholder.

164.7 If any Distribution shall be paid on a Substantial Shareholding and an Excess Charge becomes payable, the Substantial Shareholder shall pay the amount of such Excess Charge and all costs and expenses incurred by the Company in connection with the recovery of such amount to the Company on demand by the Company. Without prejudice to the right of the Company to claim such amount from the Substantial Shareholder, such recovery may be made out of the proceeds of any disposal pursuant to Article 161.21 or out of any subsequent Distribution in respect of the shares to such Person or to the shareholders of all shares in relation to or by virtue of which the Directors believe that Person has an interest in the Company (whether that Person is at that time a Substantial Shareholder or not).

165 Distribution Trust

165.1 If a Distribution is paid on or in respect of a Substantial Shareholding Distribution paid in circumstances where the Substantial Shareholder is not beneficially entitled to the Distribution), the Distribution and any income arising from it shall be held by the payee or other recipient to whom the Distribution is transferred by the payee on trust absolutely for the Persons nominated by the relevant Substantial Shareholder under Article 161.16 in such proportions as the relevant Substantial Shareholder shall in the nomination direct or, subject to and in default of such nomination being validly made within 12 years after the date the Distribution is made, for the Company as may be nominated by the Directors from time to time.

165.2 The relevant Substantial Shareholder of shares of the Company in respect of which a Distribution is paid shall be entitled to nominate in writing any two or more Persons (not being Substantial Shareholders) to be the beneficiaries of the trust on which the Distribution is held under Article 161.15 and the Substantial Shareholder may in any such nomination state the proportions in which the Distribution is to be held on trust for the nominated Persons, failing which the Distribution shall be held on trust for the nominated Persons in equal proportions. No Person may be nominated under this Article 161 who is or would, on becoming a beneficiary in accordance with the nomination, become a Substantial Shareholder. If the Substantial Shareholder making the nomination is not by virtue of Article 161.15 the trustee of the trust, the nomination shall not take effect until it is delivered to the Person who is the trustee.

165.3 Any income arising from a Distribution which is held on trust under Article 161.15 shall until the earlier of (i) the making of a valid nomination under Article 161.16 and (ii) the expiry of the period of 12 years from the date when the Distribution is paid be accumulated as an accretion to the Distribution. Income shall be treated as arising when payable, so that no apportionment shall take place.

165.4 No Person who by virtue of Article 161.15 holds a Distribution on trust shall be under any obligation to invest the Distribution or to deposit it in an interest-bearing account.

165.5 No Person who by virtue of Article 161.15 holds a Distribution on trust shall be liable for any breach of trust unless due to his own wilful fraud or wrongdoing or, in the case of an incorporated Person, the fraud or wilful wrongdoing of its directors, officers or employees.

166 Obligation to dispose

166.1 If at any time, the Directors believe that:

(f) in respect of any Distribution declared or announced, the condition set out in Article 161.9 is satisfied in respect of any shares in the Company in relation to that Distribution;

(g) a notice given by the Directors pursuant to Article 161.7 in relation to any shares in the Company has not been complied with to the satisfaction of the Directors within the period specified in such notice; or

(h) any information, certificate or declaration provided by a Person in relation to any shares in the Company for the purposes of the preceding provisions of this Article 161 was materially inaccurate or misleading,

the Directors may give notice in writing (a "**Disposal Notice**") to any Persons they believe are Relevant Registered Shareholders in respect of the relevant shares requiring such Relevant Registered Shareholders within 21 days of the date of service of the notice (or such longer or shorter time as the Directors consider to be appropriate in the circumstances) to dispose of such number of shares the Directors may in such notice specify or to take such other steps as will cause the condition set out in Article 161.9 no longer to be satisfied. The Directors may, if they think fit, withdraw a Disposal Notice.

166.2 If:

(i) the requirements of a Disposal Notice are not complied with to the satisfaction of the Directors within the period specified in the relevant notice and the relevant Disposal Notice is not withdrawn; or

(j) a Distribution is paid on a Substantial Shareholding and an Excess Charge becomes payable;

the Directors may arrange for the Company to sell all or some of the shares to which the Disposal Notice relates or, as the case may be, that form part of the Substantial Shareholding concerned. For this purpose, the Directors may make such arrangements as they deem appropriate. In particular, without limitation, they may authorise any officer or employee of the Company to execute any transfer or other document on behalf of the holder or holders of the relevant share and, in the case of a share in uncertificated form, may make such arrangements as they think fit on behalf of the relevant holder or holders to transfer title to the relevant share through a relevant system.

166.3 Any sale pursuant to Article 161.21 above shall be at the price which the Directors consider is the best price reasonably obtainable and the Directors shall not be liable to the holder or holders of the relevant share for any alleged deficiency in the amount of the sale proceeds or any other matter relating to the sale.

166.4 The net proceeds of the sale of any share under Article 161.21 (less any amount to be retained pursuant to Article 161.14 and the expenses of sale) shall be paid over by the Company to the former holder or holders of the relevant share upon surrender of any certificate or other evidence of title relating to it, without interest. The receipt of the Company shall be a good discharge for the purchase money.

166.5 The title of any transferee of shares shall not be affected by an irregularity or invalidity of any actions purportedly taken pursuant to this Article 161.

167 General

167.1 The Directors shall be entitled to presume without enquiry, unless any Director has reason to believe otherwise, that a Person is not a Substantial Shareholder or a Relevant Registered Shareholder.

167.2 The Directors shall not be required to give any reasons for any decision or determination (including any decision or determination not to take action in respect of a particular Person) pursuant to this Article 161 and any such determination or decision shall be final and binding on all Persons unless and until it is revoked or changed by the Directors. Any disposal or transfer made or other thing done by or on behalf of the Board or any Director pursuant to this Article 161 shall be binding on all Persons and shall not be open to challenge on any ground whatsoever.

167.3 Without limiting their liability to the Company, the Directors shall be under no liability to any other Person, and the Company shall be under no liability to any shareholder or any other Person, for identifying or failing to identify any Person as a Substantial Shareholder or a Relevant Registered Shareholder.

167.4 The Directors shall not be obliged to serve any notice required under this Article 161 upon any Person if they do not know either his identity or his address. The absence of service of such a notice in such circumstances or any accidental error in or failure to give any notice to any Person upon whom notice is required to be served under this Article 161 shall not prevent the implementation of or invalidate any procedure under this Article 161.

167.5 The provisions of Articles 151 to 158 shall apply to the service upon any Person of any notice required by this Article. Any notice required by this Article 161 to be served upon a Person who is not a shareholder or upon a Person who is a shareholder but whose address is not within the United Kingdom and who has failed to supply to the company an address within the United Kingdom pursuant to Article 153, shall be deemed validly served if such notice is sent through the post in a pre-paid cover addressed to that Person or shareholder at the address if any, at which the Directors believe him to be resident or carrying on business or, in the case of a holder of depository receipts or similar securities, to the address, if any, in the register of holders of the relevant securities. Service shall, in such a case be deemed to be effected on the day of posting and it shall be sufficient proof of service if that notice was properly addressed, stamped and posted.

167.6 Any notice required or permitted to be given pursuant to this Article may relate to more than one share and shall specify the share or shares to which it relates.

167.7 The Directors may require from time to time any Person who is or claims to be a Person to whom a Distribution may be paid without deduction of tax under Regulation 7 of the Real Estate Investment Trusts (Assessment, Collection and Recovery of Tax) Regulations 2006 to provide such certificates or declarations as they may require from time to time.

167.8 These Articles may be amended by special resolution from time to time, including to give powers to the Directors to take such steps as they may require in order to ensure that the

Company can satisfy Condition 4 of Section 106 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time) which relates to close company status, which powers may include the ability to arrange for the sale of shares on behalf of shareholders.

By order of the Board
JO Hambro Capital Management Limited
Secretary
Ground Floor
Ryder Court
14 Ryder Street
London
SW1Y 6QB

Registered Office

Ground Floor
Ryder Court
14 Ryder Street
London
SW1Y 6QB

20 November 2006

Notes:

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy does not need to be a member of the Company. A proxy may not speak at the meeting except with the permission of the Chairman of the meeting and may only vote on a poll (not on a show of hands).

2. A reply paid form of proxy is enclosed. To be valid, the form of proxy and the original (or a certified true copy) of any power of attorney or other authority under which the form of proxy is signed must be deposited at the office of the Company's Registrars, whose address is shown on the form of proxy, no later than 11 a.m. on 16 December 2006 (or, in the event of an adjournment, the time which is 48 hours before the adjourned meeting). Completion of the form of proxy will not affect the right of a Shareholder to attend and vote at this meeting.

3. Under regulation 41 of the Uncertificated Securities Regulations 2001, only persons included in the register of members of the Company at 6.00 p.m. on 16 December 2006 (or, in the event of any adjournment, 6.00 p.m. on the date which is two days before time of the adjourned meeting) are entitled to attend or vote at the meeting in respect of the shares registered in their names at that time. Changes to entries on the register after the relevant deadline shall be disregarded in determining the rights of any person to attend or vote at the meeting (or adjourned meeting).

PRIMARY HEALTH PROPERTIES PLC

I/We, the undersigned, being (a) members(s) of the above-named Company

Name(s) in full ....
(BLOCK LETTERS PLEASE)
hereby appoint the Chairman of the Meeting or

....(see note 3)

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on 18 December 2006 and at any adjournment thereof, in the following manner:

	For*	Against*	Vote withheld* (see note 6)
1. the special resolution to approve the amendments to Articles of Association by the insertion of new clauses 161 to 169 as Articles 161 to 169 as described in the notice of meeting dated 20 November 2006.			

*PLEASE INDICATE BY MARKING 'X' IN THE APPROPRIATE SPACE HOW YOU WISH YOUR VOTE TO BE CAST.

As WITNESS my/our hand(s) this .... day of ....

Signature ....

....

Notes:

1. If this form is returned without any indication as to how the person appointed as proxy shall vote, he will exercise his discretion as to how he votes or whether he abstains from voting.
2. This form of proxy, duly signed, and any power of attorney under which it is executed must be deposited at the offices of the Company's Registrars not less than 48 hours before the time fixed for holding the meeting or an adjourned meeting. Returning the proxy will not prevent you from attending and voting in person.
3. A member may appoint a proxy/proxies of his own choice by deleting the reference to the Chairman and inserting the name of his proxy/proxies in the space provided. A proxy need not be a member of the Company but must attend the meeting in person to represent the member.
4. A corporation should complete this form under its common seal or under the hand of a duly authorised officer or attorney.
5. In the case of joint holders, this form may be signed by any one of the holders, but the names of all of them should be stated. The vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the shares.
6. A "vote withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "for" and "against" the resolution.

Third fold and tuck in

First
fold

BUSINESS REPLY SERVICE
Licence No. MB 122

1

CAPITA Registrars (Proxies)
PO Box 25
BECKENHAM
Kent
BR3 4BR

Second fold

Exhibit 47

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000 immediately.

If you sell or have sold or otherwise transferred all of your existing Ordinary Shares (other than ex-entitlement), please forward this document, Form of Proxy and, if relevant, the Application Form to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale of transfer is/was effected for onward transmission to the purchaser or transferee. If you have sold or transferred part of your registered holding of existing Ordinary Shares (other than ex-entitlement), please immediately contact your stockbroker, bank or other agent through whom the sale or transfer was effected and, for Qualifying Non-CREST Shareholders, refer to the instructions regarding split applications set out in the Application Form. If your registered holding of existing Ordinary Shares was held in uncertificated form, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Open Offer Entitlements to the purchaser or transferee. However, this document and, if relevant, the Application Form should not, subject to certain exceptions, be sent in or into the United States or any other Excluded Territory.

A copy of this document, which comprises a prospectus prepared in accordance with the Listing Rules and the Prospectus Rules in relation to the admission of the New Ordinary Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities and to the Open Offer to Qualifying Shareholders has been approved by the FSA in accordance with section 85 of FSMA and made available to the public as required by section 3.2 of the Prospectus Rules. The Company and each of the Directors, whose names appear on page 13 of this document, accept responsibility for the information contained in this document.

The Company and each of the Directors declare that, having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

Persons receiving this document should note that in respect of the Placing and Open Offer, Numis Securities Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for the Company and no-one else. Numis Securities Limited will not be responsible to anyone other than the Company for providing the protections afforded to customers of Numis Securities Limited nor for providing advice in relation to the Placing and Open Offer or any other matter referred to in this document.

Primary Health Properties PLC

Incorporated in England and Wales under the Companies Act 1985 with registered number 3033634

Placing and Open Offer of up to 9,309,376 New Ordinary Shares at 430p per New Ordinary Share payable in full on acceptance

NOTICE OF EXTRAORDINARY GENERAL MEETING

Proposed Amendment to Articles of Association

Numis Securities Limited
Sponsor, Stockbroker and Underwriter

YOUR ATTENTION IS DRAWN TO THE RISK FACTORS SET OUT ON PAGES 9 TO 11 OF THIS DOCUMENT.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's markets for listed securities. It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence on 12 April 2007.

The distribution of this document and/or the Application Form and/or the transfer of New Ordinary Shares, through CREST or otherwise, in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.

The New Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), nor under the relevant securities laws of the Excluded Territories and they may not be offered, sold, taken up, renounced, delivered to, transferred directly in or into the Excluded Territories or in any country, territory or possession where to do so may contravene local securities laws or regulations, except pursuant to an exemption from, or in a transaction not subject to the registration requirement of the Securities Act or the relevant Canadian, Australian, Japanese or South African laws or other security law. All Overseas Shareholders and any person (including without limitation, a nominee, custodian or trustee) who has a contractual or legal obligation to forward this document or a provisional allotment letter to a jurisdiction outside the United Kingdom should read paragraph 2 entitled "Overseas Shareholders" in Part III of this document.

The whole text of this document should be read. Your attention is drawn to the letter of recommendation from the Chairman of the Company that is set out in Part II of this document. Shareholders and any other person contemplating a purchase of New Ordinary Shares should review the "Risk Factors" section of this document for a discussion of certain factors that should be considered by Shareholders when deciding on what action to take in relation to the Placing and Open Offer and by others in deciding whether or not to subscribe for New Ordinary Shares.

Applications for New Ordinary Shares pursuant to the Open Offer by Qualifying Shareholders may only be made on the accompanying Application Form which, pursuant to the Open Offer, is personal to the Qualifying Shareholder(s) named thereon and may not be sold, assigned or transferred except to satisfy bona fide market claims pursuant to the rules of the London Stock Exchange.

The latest time and date for acceptance and payment under the Open Offer is 3 pm on 10 April 2007. The procedure for application and payment is set out on pages 25 to 29 of this document and, where relevant, in the enclosed Application Form.

Any decision in connection with the Placing and Open Offer should be made solely on the basis of the information contained in this document. Without limitation to the foregoing, reliance should not be placed on any information in announcements released or documents published by Company prior to the date hereof, except to the extent that such information is repeated in this document.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been authorised by the Company or Numis. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to Section 87G of FSMA and paragraph 3.4 of the Prospectus Rules, neither the delivery of this document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information in this document is correct as at any time subsequent to its date. Without limitation, the contents of the Company's websites do not form part of this document.

Notice of an Extraordinary General Meeting of the Company to be held at 11 am on 11 April 2007 in the Board Room at Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB is set out on page 76 of this document. Whether or not you intend to be present at the Extraordinary General Meeting, please complete and return the Form of Proxy that is enclosed with this document. To be valid, the Form of Proxy should be completed, signed and returned to the offices of the Company's Registrars, Capita Registrars at The Proxy Processing Centre, Telford Road, Bicester, OX26 4LD as soon as possible and, in any event, so at to be received no later than 11 am on 9 April 2007.

Completion and return of a Form of Proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting should they wish to do so.

The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult his or her own legal advisor or financial adviser for legal, financial or tax advice.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	*Time and Date*
Record Date for entitlement under the Open Offer	Close of business on 14 March 2007
Despatch Prospectus	15 March 2007
Latest time and date for splitting Application Forms (to satisfy bona fide market claims only)	3 pm on 4 April 2007
Latest time and date for receipt of completed Application Forms and payment in full under the Open Offer	3 pm on 10 April 2007
Latest time and date for receipt of Forms of Proxy	11 am on 9 April 2007
Extraordinary General Meeting	11 am on 11 April 2007
Dealings in New Ordinary Shares to commence	8 am on 12 April 2007
CREST Stock Accounts to be credited	12 April 2007
Despatch of definitive certificates for New Ordinary Shares	18 April 2007

Each of the times and dates in the above timetable is subject to change, in which event details of the new times and/or dates will be notified to the UK Listing Authority and the London Stock Exchange and, where appropriate, Shareholders. References to times in this document are to GMT/BST. Please note that any Existing Ordinary Shares sold prior to close of business on 14 March 2007, the Business Day before the Existing Ordinary Shares will trade ex-entitlement, will be sold to the purchaser with the right to receive entitlements under the Open Offer.

If you have any queries on the procedure for application under the Open Offer, you should contact Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (telephone +44 (0) 208 639 2157, quoting the shareholder reference number on your Application Form. Capita Registrars will not give Shareholders advice in connection with the Open Offer.

PLACING AND OPEN OFFER STATISTICS

Minimum number of New Ordinary Shares	7,441,860
Maximum number of New Ordinary Shares	9,309,376
Minimum number of Ordinary Shares in issue following completion of the Placing and the Open Offer	31,719,578
Maximum number of Ordinary Shares in issue following completion of the Placing and the Open Offer	33,587,094
Issue Price	430 p
Estimated Minimum net proceeds of the Placing and the Open Offer	£30.6 million
Estimated Maximum net proceeds of the Placing and Open Offer	£38.6 million
Market capitalisation of the Company at the Issue Price following completion of the Placing	£136.4 million
Market capitalisation of the Company at the Issue Price following completion of the Placing and the Open Offer (assuming full take up of Open Offer Entitlements)	£144.4 million
ISIN for the Ordinary Shares	GB0007015521

SUMMARY

THIS SUMMARY CONVEYS THE ESSENTIAL CHARACTERISTICS AND RISKS ASSOCIATED WITH THE GROUP AND THE ORDINARY SHARES AND SHOULD BE READ AS AN INTRODUCTION TO THIS DOCUMENT. ANY INVESTMENT DECISION RELATING TO THE PLACING AND OPEN OFFER SHOULD BE BASED ON CONSIDERATION OF THIS DOCUMENT AS A WHOLE.

WHEN A CLAIM RELATING TO THE INFORMATION CONTAINED IN THIS DOCUMENT IS BROUGHT BEFORE A COURT, A PLAINTIFF INVESTOR MAY, UNDER THE NATIONAL LEGISLATION OF THE EEA STATE, HAVE TO BEAR THE COSTS OF TRANSLATING THIS DOCUMENT BEFORE THE LEGAL PROCEEDINGS ARE INITIATED. CIVIL LIABILITY ATTACHES TO THE COMPANY AND ITS DIRECTORS, BUT ONLY IF THE SUMMARY IS MISLEADING, INACCURATE OR INCONSISTENT WHEN READ TOGETHER WITH OTHER PARTS OF THIS DOCUMENT.

1. Introduction

Earlier today, the Board announced that Primary Health Properties PLC (the 'Company') is proposing to raise approximately £38.6 million (net of expenses) by way of a Placing and Open Offer at 430p per share in order to provide working capital for the Group and to reduce the Group's level of debt to equity, thus increasing the Group's capacity for further growth. Numis has agreed to use reasonable endeavours to procure subscribers for the Placing Shares, or failing which itself to subscribe for Placing Shares not taken up under the Placing. The Open Offer is not underwritten and not subject to a minimum amount being raised. In addition, the Board has considered the Electronic Communications Provisions and recommends that the Company implements these provisions in order to increase the efficiency of the Company's communications with Shareholders. Further, the Board has proposed that the Company should resolve to amend the Articles to facilitate that shares of any class may be held in uncertificated form and are capable of being transferred by means of a relevant system (such as CREST).

The Placing and Open Offer is conditional upon the approval of Resolutions 1, 2 and 3 by Shareholders at the Extraordinary General Meeting. The implementation of the Electronic Communications Provisions is conditional on the approval of Resolution 4 at the Extraordinary General Meeting. The proposed amendment to the Articles is conditional on the approval of Resolution 5 at the Extraordinary General Meeting. The purpose of this document is to (i) set out the terms of the Placing and Open Offer (ii) explain why the Board considers the Placing and Open Offer to be in the best interests of the Company and its Shareholders (iii) set out the main changes that would occur if the Electronic Communications Provisions are adopted as recommended by the Board (iv) outline the proposed amendments to the Articles to reflect that the Board may permit shares of any class to be held in uncertificated form and (v) convene an Extraordinary General Meeting at which the Resolutions will be proposed as are required to carry out this business.

2. Information on the Group and the Directors

The objective of the Group is to generate rental income and capital growth through investments in primary health care property in the United Kingdom leased principally to GPs, Primary Care Trusts ("PCTs"), health authorities and other associated health care users.

The Directors are Graeme Elliot (Chairman), Harry Hyman (Managing Director), Martin Gilbert (alternate William Hemmings), James Hambro and Dr Ian Rutter O.B.E.

3. Background to and reasons for the Placing and Open Offer and Use Of Proceeds

The Directors believe that following the Company's conversion on 1 January 2007 to a UK-REIT there will be increased opportunities to purchase portfolios of properties and wish to be in a position to take advantage of these.

4. Summary of the Placing and Open Offer

Under the terms of the Placing and the Open Offer, the Company proposes raising up to £38.6 million (net of expenses). Of this, £30.6 million (net of expenses) is intended to be raised by way of the Placing, and up to £8 million is proposed to be raised by way of the Open Offer. Qualifying Shareholders are being given the opportunity to participate in the fundraising by way of the Open Offer. Numis has agreed to use reasonable endeavours to procure subscribers for the Placing Shares, or failing which to subscribe for Placing Shares not taken up under the Placing. The Open Offer is not underwritten and is not subject to a minimum amount being raised.

Qualifying Shareholders are being offered the opportunity to subscribe at the Issue Price for Open Offer Shares under the Open Offer on the basis of:

1 Open Offer Share for every 13 Existing Ordinary Shares

held on the Record Date. Fractional entitlements to Open Offer Shares will not be allocated but will be aggregated and sold for the benefit of the Company. Valid applications by Qualifying Shareholders may only be made on a personalised Application Form. Whilst Qualifying Shareholders may subscribe for their maximum *pro-rata* entitlement under the Open Offer they can also elect to subscribe for any Open Offer Shares not taken up under the Open Offer. Application Forms are personal to Qualifying Shareholders and may not be transferred except to satisfy bona fide market claims.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue, and therefore any Open Offer Shares not applied for under the Open Offer will not be sold in the market for their benefit but may be subscribed for by Qualifying Shareholders who elect to subscribe for Open Shares in excess of their Open Offer Entitlements. Further details of the terms and conditions of the Placing and the Open Offer are set out in Part III of this document.

The latest time and date for acceptance and payment in full will be 3 pm on 10 April 2007.

5. Selected Financial Information

A summary of the Company's consolidated unaudited financial information for the six month period to 31 December 2006 is as follows. The Group's profit after taxation for the six months ended 31 December 2006 was £9.0 million. Adjusted for the UK-REIT conversion charge and release of the deferred tax provisions, profits for the period were £30 million. The Group reported an unaudited cash inflow from operating activities of £5.4 million. The Group negotiated increases in loan facilities in February 2007 amounting to a total facility of £150 million with RBS (of which £140 million is a term loan) and a £50 million total term loan facility from AIB.

6. Financial Effects of the Placing and Open Offer on the Group

The Board believes that the Placing and Open Offer will provide additional working capital for the Group and reduce the Group's debt to equity ratio.

As at 31 December 2006 the Group had consolidated net assets of £102.2 million. Following receipt of the net proceeds of the Placing and Open Offer (assuming the Open Offer Entitlements are taken up in full) of £38.6 million, the pro-forma net assets of the Group as at 31 December 2006 would have been £140.8 million with pro-forma net debt of £110.8 million.

7. Current Trading and Prospects

The start of the new calendar year has seen continued progress being made on those schemes where the Company has exchanged contracts and pre-let buildings are being constructed for the Company at Kettering, Poundbury, Hebburn and Penkridge. Work has also now commenced on all of the sites acquired as part of the PHIP CHH Ltd acquisition. The development of the new pre-let pharmacy next to the GP practice at Hoddesdon, the extension of the Milton Keynes property and the developments at Sheerness and Sutton have commenced while the development at Handcross is approaching completion. The Group expects all of these projects to be completed in the next twelve months.

During the period since the turn of the year the Company announced the completion of an existing surgery and pharmacy in Wednesdbury for £1.5m. Moreover, the Company's existing pipeline of deals

under negotiation remains strong. On the rental side the Company continues to progress the rent review programme. The directors believe that the Company's UK-REIT status will lead to a larger number of portfolio acquisition opportunities.

8. Dividends and Dividend Policy

The Board today announced the payment of an interim dividend of 7.5p per Ordinary Share in respect of the six months ended 31 December 2006. The dividend will be paid on 22 May 2007 to Shareholders who were registered on the Register of Members on 23 March 2007. The Group will pay a minimum of 90 per cent. of the profits of its tax exempt business in dividends in line with current dividend policy and in accordance with UK-REIT legislation.

9. Capital Resources

The Group finances its operations through a combination of equity and debt albeit that the maximum ratio between them is limited by the Group's loan facilities. Debt funding has grown in line with increases in the Group's capital base. The Group currently has available the following facilities; (i) an RBS revolving advances facility of £10 million; (ii) an RBS long term loan facility amounting to £140 million; and (iii) an AIB multi-currency revolving loan facility of £50 million. As at 31 December 2006, the Group's net debt had increased from £113 million (financial year ended 30 June 2006) to £153.25 million. The net proceeds of the Placing and Open Offer will be used to fund the investment activities of the Group. Full details of these facilities and share capital are outlined in paragraphs 3 and 10 of Part VII of this document, and a capital and indebtedness table is set out at paragraph 1.4 of Part II of this document. The Company is not permitted under the Articles or under its bank facilities to allow its loan to value ratio to exceed 75 per cent.

10. Working Capital

The Company is of the opinion that, taking into account the available bank and other facilities, and the net proceeds from the Placing the working capital available to the Group is sufficient for its present requirements, that is for at least 12 months following the date of this document.

11. Significant Change

There has been no significant change in the financial or trading position of the Group since 30 June 2006, which is the date to which the Group's accounts were last audited.

12. Summary of risk factors

Prior to making any decision to acquire any of the New Ordinary Shares, investors should carefully consider, together with all other information contained in this document and in particular, Part I of this document, the specific factors and risks described below.

12.1 *Industry Specific Risks*

- Availability of suitable property on favourable terms and conditions
- Uncertainty over valuations and possible downturns in market
- Loss of UK-REIT status

12.2 *Specific Risks relating to the Group*

- Inability to control primary care initiatives
- Retention of the Joint Managers
- Loss of UK-REIT status
- Interest rate risk

12.3 ***Risks relating to the Placing and Open Offer***

- Fluctuation of share price
- Possible issue of additional shares or significant sale of Ordinary Shares could have an adverse effect on the market price of the outstanding Ordinary Shares

13. Additional information

Assuming a full take up of Open Offer Entitlements by Qualifying Shareholders under the Open Offer, the share capital of the Company will, following the Placing and Open Offer, be increased 0.38 times (38 per cent.) to 33,587,094. Those Shareholders who do not participate in the Open Offer will therefore, assuming a full take up of Open Offer Entitlements by Qualifying Shareholders under the Open Offer, suffer a dilution of 38 per cent. in their proportionate ownership and voting interest in the ordinary share capital of the Company.

PART I

RISK FACTORS

Prior to making any decision to acquire any of the New Ordinary Shares, investors should carefully consider, together with all other information contained in this document, the specific factors and risks described below. The risks and uncertainties set out below are not the only ones that could impact the Group. However, the Directors believe that the risks set out below are all those that would have a material impact on the Group. Additional risks and uncertainties not presently known to the Group or that the Group now believes are immaterial, could also impair the business of the Group.

If any of the following risks actually occur, the Group's business, financial condition, capital resources, results and/or future operations could be materially affected. In such case the price of the New Ordinary Shares could decline and investors may lose some or all of their investment.

General

The market value of, and the income derived from, the Ordinary Shares may fluctuate. There is no guarantee that the market price of the Ordinary Shares will fully reflect their underlying net asset value. Investors may not get back the full value of their investment and in certain circumstances investors could lose all of their investment. There is no guarantee that the investment objectives of the Company will be met. In addition, growth in dividends paid on the Ordinary Shares will depend principally on the continuity and growth of rental income derived from the underlying assets.

Primary care market

Recent government initiatives have pledged increased funding to provide modernisation of GP premises. The Company intends to maintain its position in the primary care premises market. Whilst the Company is confident that the modernisation programme is not sensitive to general election results, the Company has no influence over the future direction of primary care initiatives in the public sector.

Gearing

Although the use of gearing through bank borrowings may increase the return on the Company's capital and offer inflation protection, it also creates greater potential for loss. This includes the risk that available funds will be insufficient to meet required payments and the risk that existing borrowings cannot be refinanced or that the terms of such refinancing may not be as favourable as the terms of the existing facilities. The ability to use gearing will be a major factor in the Company's ability to realise value from its investments.

Prospective investors should be aware that, whilst the use of borrowings, in certain circumstances, should enhance the net asset value of the Ordinary Shares where the value of the Company's underlying assets is rising, it would have the opposite effect where the underlying asset value is falling. Furthermore, should any fall in the underlying asset value or expected revenues result in the Company breaching the financial and property covenants contractually agreed with its lenders, the Company may be required to make early repayment of such borrowings in whole or in part together with any attendant costs, including costs of terminating any interest rate swap instruments.

If the Company is required to repay all or part of its borrowings, either as a result of a breach of covenant during the course of the term or because of an inability to repay at the end of the term, the Company may be forced to sell various assets. In such circumstances, it is conceivable the Company may be required to sell the assets at less than their market value, or at a time and in circumstances where the realisation proceeds are reduced due to a downturn in commercial property values generally or because there is limited time to market the property. As a consequence, the level of dividends may be adversely affected.

Amounts owing to its lenders will rank ahead of shareholders' entitlements and, accordingly, if the Company's assets do not grow at a rate sufficient to cover the costs of establishing and operating the Company, shareholders may not recover the amount initially invested and in certain circumstances may lose their entire investment.

Keyman officers and advisers

The Company is dependent on its Directors, the Joint Managers and the Property Valuer and may be adversely affected if their services or the respective services of any of their key employees cease to be available to the Company.

UK Commercial Property Market

The Group's investment objective and strategy is founded upon the basis that suitable properties will be available for investment by the Group at prices and upon terms and conditions (including financing) that the Board (having taken into consideration the recommendations of the Property Valuer) considers favourable to the Group. No assurance can be given that such properties will be available.

Commercial property and commercial property related assets are inherently difficult to value due to the individual nature of each property. As a result, valuations are subject to substantial uncertainty. There is no assurance that commercial property valuations will reflect the actual sale price even where such sales occur shortly after the valuation date. The performance of the Group would be adversely affected by a downturn in the UK commercial property market in terms of capital value or a weakening of rental yields. In the event of default by an occupational tenant, the Group will suffer a rental shortfall and incur additional cost including legal expenses, maintenance, insurance and managing the property until it is re-let. Rent reviews may not be at the originally intended estimated rental values.

Any future commercial property market recession in the UK could materially adversely affect the value of properties.

Returns from an investment in commercial property depend largely upon the amount of rental income generated from the property and the expenses incurred in the development or redevelopment and management of the property, as well as upon changes in its market value. If the Group's commercial property portfolio does not generate income sufficient to meet operating expenses, including borrowings, interest payments and capital expenditure, the Group's profits may be adversely affected.

Rental income and the market value for properties are generally affected by overall conditions in the national and local economy, such as growth in gross domestic product, employment trends, inflation and changes in interest rates. Changes in gross domestic product may also impact employment levels, which in turn may impact the demand for premises.

Conditions within the commercial property market, changes in landlord and tenant law, changes in planning law or changes to rates or treatment of stamp duty could affect the performance of the Group.

Both rental income and property values may also be affected by other factors specific to the commercial property market, such as competition from other property owners, the perceptions of prospective tenants of the attractiveness of properties, the inability to collect rents because of the bankruptcy or insolvency of tenants or otherwise, the periodic need to renovate, repair and re-lease space and the costs thereof, the costs of maintenance and insurance, and increased operating costs.

Investments in commercial property are relatively illiquid and therefore may be more difficult to realise than investments in equities or bonds.

Suitability of Ordinary Shares as an investment

The Ordinary Shares may not be a suitable investment for all the recipients of this document. Before making a final decision, investors are advised to consult an appropriate independent investment adviser authorised under FSMA who specialises in advising on the acquisition of shares and other securities. The value of the Ordinary Shares and the income received from them can go down as well as up and investors may get back less than their original investment.

The Company's ability to pay PIDs and/or Non PID Dividends

The ability of the Company to pay PIDs and/or Non PID Dividends on the Ordinary Shares is dependant upon the availability of distributable reserves and upon receipt by it of dividends and other distributables from its subsidiaries and companies in which it has an investment.

Any future share issue and sales of Ordinary Shares

The Company has no current plans for any subsequent offers of shares. However, it is possible that the Company may decide to offer additional shares in the future. An additional offering or significant sale of shares by any of the Company's major shareholders could have an adverse effect on the market price of outstanding Ordinary Shares.

UK-REIT status

The Group cannot guarantee continued compliance with all of the UK-REIT conditions and there is a risk that the UK-REIT regime may cease to apply in some circumstances. HMRC may require the Group to exit the UK-REIT regime if:

- it regards a breach of the conditions or failure to satisfy the conditions relating to the tax-exempt business, or an attempt to avoid tax, as sufficiently serious;
- if the Group has committed a certain number of minor or inadvertent breaches in a specified period; or
- if HMRC has given the Group at least two notices in relation to the avoidance of tax within a ten year period.

In addition, if the conditions for UK-REIT status relating to the share capital of the Group or the prohibition on entering into loans with abnormal returns are breached, or the Group ceases to be UK resident, becomes dual resident or an open ended investment company, the Group will automatically lose UK-REIT status. The Group could therefore lose its status as a UK-REIT as a result of actions by third parties, for example, in the event of a successful takeover by a company that is not a UK-REIT or due to a breach of the close company condition if it is unable to remedy the breach within a specified timeframe.

If the Group were to be required to leave the UK-REIT regime within ten years of joining, HMRC has wide powers to direct how it is to be taxed, including in relation to the date on which the Group is treated as exiting the UK-REIT regime.

Interest Rate Risk

The Group borrows monies on variable rate basis from its leading banks and has the ability to enter into interest rate swaps and other leading instruments to mitigate the risk to it of increased interest rates. To the extent that the Group does not enter into hedging arrangements or if such arrangements are no longer available at increased costs, the Group has an interest rate risk.

FORWARD-LOOKING STATEMENTS

This document includes statements that are, or may be deemed to be, "forward-looking statements".

These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "targets", "aims", "continues", "projects", "assumes", "expects", "intends", "may", "will", "would" or "should", or in each case, their negative or other variations or comparable terminology.

These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the Group's intentions, beliefs or current expectations concerning, among other things, the Group's result of operations, financial condition, liquidity, prospects, growth strategies and the industries in which the Group operates.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements, including without limitation: conditions in the markets, market position of the Company, earnings, financial position, cash flows, return on capital, anticipated investments and capital expenditures, changing business or other market conditions and general economic conditions.

These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this document based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

DIRECTORS AND ADVISERS

Directors	Graeme Elliot	*Non-Executive Chairman*
	Harry Hyman	*Managing Director*
	Martin Gilbert	*Non-Executive Director*
	James Hambro	*Non-Executive Director*
	Ian Rutter	*Non-Executive Director*

The business address for each of the Directors is:
Ground Floor
Ryder Court
14 Ryder Street
London
SW1Y 6QB

Company Secretary
J O Hambro Capital Management Limited
Ground Floor
Ryder Court
14 Ryder Street
London
SW1Y 6QB

Joint Managers
J O Hambro Capital Management Limited
Ground Floor
Ryder Court
14 Ryder Street
London
SW1Y 6QB

Nexus PHP Management Limited
Alexandra House
Alexandra Terrace
Guildford
GU1 3DA

Sponsor and Broker
Numis Securities Limited
5th Floor
Cheapside House
138 Cheapside
London
EC2V 6LH

Solicitors to the Company
Nabarro
Lacon House
Theobald's Road
London
WC1X 8RW

Solicitors to the Sponsor
Taylor Wessing
Carmelite
50 Victoria Embankment
London
EC4Y 0DX

Auditors and Reporting Accountants
Ernst & Young LLP
1 More London Place
London
SE1 2AF

Registrars	Capita Registrars The Proxy Processing Centre Telford Road Bicester OX26 4LD
Receiving Agents	Capita Registrars Corporate Actions The Registry 34 Beckenham Road Beckenham Kent BR3 4TU
Property Valuer	Lambert Smith Hampton Interchange Place Edmund Street Birmingham B3 2TA
Bankers	The Royal Bank of Scotland plc 280 Bishopsgate London EC2M 4RB
	Allied Irish Banks P.L.C. St Helen's 1 Undershaft London EC3A 8AB

PART II

LETTER FROM THE CHAIRMAN

Primary Health Properties PLC

(Registered in England No. 03033634)

Registered Office:

Ground Floor
Ryder Court
14 Ryder Street
London
SW1Y 6QB

Directors

Graeme Elliot	*Chairman*
Harry Hyman	*Managing Director*
Martin Gilbert	*Non-Executive Director*
James Hambro	*Non-Executive Director*
Ian Rutter	*Non-Executive Director*

15 March 2007

Dear Shareholder,

Proposed Placing and Open Offer and Proposed Amendments to the Articles of Association

INTRODUCTION

Earlier today, the Board announced that the Company is proposing to raise up up to £38.6 million pounds (net of expenses) by way of a Placing and Open Offer at 430p per share in order to provide working capital for the Group and to reduce the Group's level of debt to equity, thus increasing capacity for further growth. It is proposed to raise £30.6 million (net of expenses) by way of the Placing and up to £8 million by way of the Open Offer. Numis has agreed to use reasonable endeavours to procure subscribers for the Placing Shares, or failing which itself to subscribe for Placing Shares not taken up under the Placing. The Open Offer is a not underwritten and is not subject to minimum amount being raised. In addition, the Board has considered the Electronic Communications Provisions and recommends that the Company implements these provisions in order to increase the efficiency of the Company's communications with Shareholders. Further, the Board has proposed that the Company should resolve to amend the Articles to facilitate shares of any class being held in uncertificated form and being transferred by means of a relevant system (such as CREST).

The Placing and Open Offer is conditional upon the approval of Resolutions 1, 2 and 3 by Shareholders at the Extraordinary General Meeting. The implementation of the Electronic Communications Provisions is conditional on the approval of Resolution 4 at the Extraordinary General Meeting. The proposed amendment to the Articles is conditional on the approval of Resolution 5 at the Extraordinary General Meeting. The purpose of this document is to (i) set out the terms of the Placing and Open Offer (ii) explain why the Board considers the Placing and Open Offer to be in the best interests of the Company and its Shareholders (iii) set out the main changes that would occur if the Electronic Communications Provisions are adopted as recommended by the Board (iv) outline the proposed amendments to the Articles to reflect that the Board permits shares of any class to be held in uncertificated form and (v) convene an Extraordinary General Meeting at which the Resolutions will be proposed as are required to carry out this business.

BUSINESS, OPERATING AND FINANCIAL REVIEW

1.1 Principal Activities

The principal activity of the Group is the generation of rental income and capital growth through investments in primary health care property in the United Kingdom leased principally to GPs, PCTs, health authorities and other associated health care users.

1.2 Investments

All of the Group's completed properties are held for long-term investment. The Group's investment policy is to acquire the freehold and long leaseholds of mainly modern, purpose built primary healthcare properties on the basis that each property purchased by the Group will have been evaluated for its income and asset value growth potential. The respective fixed and floating charges registered over all the properties are outlined at paragraph 10 of Part VII of this document. The Group is unaware of any material environmental issues affecting the Group's utilisation of its assets.

1.3 Principal Markets and Competition

The principal market of the Company is the primary health care property market in the UK. The market for primary health care property has remained very competitive. Administrative and funding deficits have affected the rate at which new projects are being approved by the NHS. However, the Company's strong links with a number of developers mean that the Company has a strong forward pipeline. The arrival of UK-REITs has further enhanced investor interest in the primary health care property market.

Although the Government has made progress towards its 10 year policy objective of upgrading or extending the entire primary care estate of approximately 10,000 surgeries, much remains to be done. While part of the programme has been delivered by NHS LIFT, the balance is still being provided through the traditional procurement options which the Company provides.

The Government's white paper "our health our care our say" published in early 2006 reaffirmed the Government's direction of policy in delivering significantly more healthcare in community settings rather than in hospitals when it is clinically safe and sustainable to do so and when it would improve access and choice for patients. This policy places further strains on the existing primary care estate and should provide continuing opportunities for the Company.

Competition in the sector has continued to grow. Quoted participants include Assura (formerly the Medical Property Fund), Medicx, Care Capital and Ashley House. However, the Directors believe that the Company is one of a few listed entities that focuses purely on investment. This was significant in the Company's decision to convert to UK-REIT status on 1 January 2007.

1.4 Selected Financial Information and Review

In this review the annual reports and accounts of the Group for the three years to 30 June 2006 (all of which are incorporated by reference) and the Interim Report for the six months to 31 December 2006 (which is set out in Part IV of this document) should be reviewed. Together, these documents contain a discussion of the funding and treasury policies of the Group and the manner in which treasury activities are controlled, together with notes of the interest rates payable on borrowings and the use of financial instruments for hedging purposes. A summary of the Group's principal borrowing terms can also be found in paragraph 10 of Part VII of this document. This summary includes the financial and other covenants (including a loan-to-value ratio of 75 per cent.) to which these facilities are subject. Group cash flow statements are contained both in the annual reports and accounts and the Interim Report mentioned above.

The results for the Group for the six months to 31 December 2006 reflect further progress for the Company. The Group has continued to expand its portfolio of modern purpose built primary care properties, both through individual asset purchases from a number of developers and by portfolio acquisitions, having recently completed in December 2006 the acquisition of PHIP CHH Limited for £39.2 million with its portfolio of 9 properties.

As a consequence of this acquisition and continued individual property acquisitions the Group's investment portfolio had risen to £261.5 million at 31 December 2006 and the revaluation surplus during the six month period to 31 December 2006 amounted to £13.4 million or 55p per share.

At 31 December 2006, the Group also had commitments outstanding of £32.2 million and a strong pipeline of deals on which agreement has been reached to purchase further properties as and when they are developed.

The Group's annualised rent roll has increased from £11.3 million at 30 June 2006 to £13.3 million at 31 December 2006, representing both new deliveries and rental increases. Rental increases secured during the period amounted to £0.3 million.

The Group will pay a minimum of 90 per cent. of the profits of its tax exempt business in dividends in line with current dividend policy and in accordance with UK-REIT legislation. The Company proposes to pay an interim dividend of 7.5p per Existing Ordinary Share to its current Shareholders, a rise of 0.75p per share of the previous years interim dividend. Adjusted diluted earnings per share for the six month period to 31 December 2006 were 6.9p, 6 per cent. higher than the interim period last year (6.5p).

As a result of the regular six-monthly review of the property portfolio, the value of the portfolio has increased by £13.4m, with the diluted adjusted net asset value per share increasing by 7.3 per cent. to 420.9p per share compared to 392.4 at 30 June 2006. This increase reflects both higher rents and the tightening of yields in the market.

During the six months to 31 December 2006 the Company has taken delivery of £34.9m of completed and fully let properties at Didsbury, Clowne, Hythe, Wombwell, Sheerness, Clapham, Hoddesden, Milton Keynes, Oxted and Norwich and entered into new commitments totalling £34.5m during the period at Penkridge, Kettering, Sheerness, Sutton, Handcross, Wednesbury, Hoddesden (extension) and Milton Keynes (extension).

The table below sets out the portfolio as at 31 December 2006:

	31 December 2006 £m	*30 June 2006 £m*	*31 December 2005 £m*
Investment properties	245.5	197.5	180.2
Development properties	9.5	—	—
Properties in the course of development	2.8	2.1	3.2
Total investment properties	257.8	199.6	183.4
Finance leases	2.5	2.5	2.5
Total owned and leased	260.3	202.1	185.9
Development loans*	1.2	1.7	1.8
Total owned and leased (including development loans)	261.5	203.8	187.7
Deposit paid	0.1	0.1	0.2
Committed	32.2	20.9	22.0
Total owned, leased and committed	293.8	224.8	209.9

* including accrued interest on developments.

Capital Resources

The Group finances its operations through a combination of equity and debt albeit that the maximum ratio between them is fixed by the Group's loan facilities. Debt funding has grown in line with increases in the Group's capital base. The Group currently has available the following facilities; (i) an RBS revolving advances facility of £10 million; (ii) an RBS long term loan facility amounting to £140 million; and (iii) an AIB multi-currency revolving loan facility of £50 million. As at 31 December 2006, the Group's net debt had increased from £113 million (financial year ended 30 June 2006) to £153.25 million. The net proceeds of the Placing and Open Offer will be used to fund the investment activities of the Group. Full details of these facilities and share capital are outlined in paragraphs 3 and 10 of Part VII of this document and the capital and indebtedness table set out below. The Company is not permitted under the Articles or under its bank facilities to allow its loan to value ratio to exceed 75 per cent.

	£'000
Cash	3,829
Total Current debt	Nil
Guaranteed	Nil
Secured	Nil
Unguaranteed / Unsecured	Nil
Total	3,829
Total Non-Current debt (excluding current portion of long-term debt)	
Guaranteed	Nil
Secured	153,250
Unguaranteed / Unsecured	Nil
Total	153,250
Shareholder's equity	
Share Capital	12,139
Share Premium	13,943
Capital Reserves	1,618
Cash flow Hedging Reserves	1,166
Retained Earnings	73,321
Total	£102,187

The Group is funded by equity, debt and retained profits. Cash that is not required for investments is usually held in interest bearing accounts. The Joint Managers monitor closely the sources of cash as part of the overall management of the portfolio and the payment of liabilities as they fall due.

In the six month period to 31 December 2006 the Group reported an unaudited cash inflow from operating activities of £5.4 million. The Group negotiated increases in loan facilities in February 2007 amounting to a total facility of £150 million with RBS (of which £140 million is a term loan) and a total term loan facility of £50 million from AIB. The interest cover and debt equity ratios as derived from the unaudited interim report for the six months ended 31 December 2006 are 1.9 and 59 per cent. respectively.

There are no restrictions on the ability of the Group's subsidiaries to transfer funds that are available to the Company in the form of dividends as all of the Group's subsidiaries are incorporated in member states of the European Union.

The Group's objective is to generate rental income and capital growth through investment in primary health care property in the United Kingdom leased principally to GPs, PCTs, health authorities and other associated health care users. The Group's profit before taxation for the six months ended 31 December 2006 was £9.0 million (2005: £9.4 million) (a decrease of 4.2 per cent.). Adjusted for the UK-REIT conversion charge and release of the deferred tax provision, profits for the period were £29.6 million. Rental markets and rental yields are driven by market rates which together with high quality tenants such as GPs District Valuers can affect the performance of the Company.

Rental income and interest on cash at bank

Treasury Activities and Policies

The Group's treasury operations are co-ordinated and managed in accordance with policies and procedures approved by the Board. They are designed to mitigate the financial risks faced by the Group, which primarily relate to funding, liquidity, interest rate exposure, property and gearing. The Group's policy is to enter into interest rate swaps as necessary to hedge cash flow risk on bank borrowing requirements over the long term. The Group's fixed rate financial assets are finance leases. The Group's floating rate financial assets comprise cash at bank on which interest is earned at monthly rates and development loans on which interest is charged at between 1.1 per cent. and 1.5 per cent. above the Bank of England base rate. The other financial instruments of the Group are non interest bearing and are therefore not subject to interest rate risk.

The Group's financial instruments comprise bank borrowings, interest rate swaps, investments in financial leases, development loans and some cash and other items such as trade debtors and creditors that arise directly from its property holding operations.

Risks and uncertainties

The principal risks and uncertainties of the Group are summarised below. The Board reviews and agrees policies for managing each of the risks. Additional risks are outlined at Part I of this document.

(i) *Interest Rate Risk*

The Group finances its operations through called up share capital, retained profits and bank borrowings. The Group then uses interest rate swaps to manage its exposure to interest rate fluctuations. At 31 December 2006, 59 per cent. of the Group's borrowings were at fixed rates after taking account of interest rate swaps. The Company entered into a swap amounting to £80 million at a rate of 4.8050 per cent. All of the Group's financial instruments are in sterling.

(ii) *Liquidity Risk*

The Group prepares an annual plan which is approved by the Board which sets out the Group's expected financing requirements for the next 12 months. At the date of this Prospectus the maturity analysis of the Group's facilities was as follows:

	Amount	*Maturity*
Bank borrowings	£190m	2013
Bank borrowings	£10m	364 days

As at 31 December 2006 there was £123.25 million drawn under the 2013 bank facility with RBS and £30 million drawn under the AIB facility.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans. The Group's policy is to have a majority of borrowings maturing in more than twelve months.

(iii) *Borrowings*

The banks' borrowings are secured by fixed and floating securities over the properties owned by the Group.

(iv) *Property Risk*

The leases entered into by the Group's tenants are predominantly on terms such that the tenant is responsible for fully repairing and insuring the buildings.

(v) *Gearing*

The maximum gearing currently available to the Group permitted under the Articles is 75 per cent. of gross assets.

(vi) *Interest Cover*

The Group's banking facilities have covenants that require the Group to maintain an interest cover ratio (rents/interest charge) of 1.3/1, and the Group's ability to qualify as a UK-REIT is dependent on maintenance of an interest cover ratio of at least 1.25/1.

Current Trading and Prospects

The start of the new calendar year has seen continued progress being made on those schemes where the Company has exchanged contracts, and pre-let buildings are being constructed for the Company at Kettering, Poundbury, Hebburn and Penkridge. Work has also now commenced on all of the sites acquired as part of the CHH PHIP Limited acquisition. The development of the new pre-let pharmacy next to the GP practice at Hoddesdon, the development of the Milton Keynes property and the developments at Sheerness and Sutton have commenced while the development at Handcross is approaching completion. The Group expects all of these projects to be completed in the next twelve months.

During the period since the turn of the year the Company announced the completion of an existing surgery and pharmacy in Wednesdbury for £1.5m. Moreover, the Company's existing pipeline of deals under negotiation remains strong. On the rental side the Company continues to progress the rent review programme. The Directors believe that the Company's UK-REIT status will lead to a larger number of portfolio acquisition opportunities.

DIRECTORS AND JOINT MANAGERS

Graeme Elliot*†, aged 64, Non-Executive Chairman. Appointed February 1996. Mr Elliot was formerly executive vice chairman of Slough Estates PLC prior to which he held senior positions at Rio Tinto Plc.

Harry Hyman, aged 50, Managing Director. Appointed February 1996. Mr Hyman is the founder and Managing Director of Nexus Group Holdings Limited, the holding company for a group of companies engaged in the provision of independent advice and financial services to organisations operating in the public and private sectors with particular emphasis on health and property, of which Nexus PHP Management Limited is a subsidiary. He is also a non-executive director of a number of other companies including General Medical Clinics PLC and Royal London UK Income & Equity Trust Plc.

Martin Gilbert*†, aged 51, Non-Executive Director. Appointed May 1996. Mr Gilbert is chief executive of Aberdeen Asset Management PLC. Clients of its wholly-owned subsidiary Aberdeen Asset Managers Limited hold 6.67 per cent. of the issued share capital of Primary Health Properties PLC. He is chairman of Aberdeen's operating subsidiaries. He is also chairman of FirstGroup PLC, Chaucer PLC and a director of a number of investment trusts.

James Hambro, aged 57, Non-Executive Director. Appointed February 1996. Mr Hambro is chairman of J O Hambro Capital Management Group Limited and its subsidiaries and corporate entities, including J O Hambro Capital Management Limited, Company Secretary. He is also a director of Singer and Friedlander AIM 3 VCT PLC, Hansteen Holdings PLC and Wichford Property Management Limited.

Dr Ian Rutter O.B.E. *†, aged 53, Non Executive Director. Appointed to the Board and as a Member of the Audit Committee on 22 September 2005. He has been a General Practitioner for 24 years with the Westcliffe Practice in Shipley, Yorkshire previously First Wave and Total Purchasing Practice. At present he is working on secondment as a clinical adviser in the Policy Unit of the Department of Health. He was until January 2006 Chief Executive of North Bradford PCT, a Three Star Trust having previously won the Prime Minster's Award for excellence and which won the PCT of the Year in 2005. Former Joint Chief Executive Officer of Airedale PCT and North Bradford PCT, he has also worked as an associate of the Prime Minister's Delivery Unit and has worked at a senior level within the Department of Health and on committees such as Payment by Results. Dr Rutter retains an ongoing clinical commitment and was made O.B.E. for Services to Medicine in January 2000 in recognition of his contribution to general practice and numerous national organisations.

* member of the Audit Committee and member of the Engagement Committee

† Independent.

Joint Managers

Nexus PHP Management Limited ("NPM") identifies suitable properties and negotiates the terms of purchase of those properties and provides property management services on behalf of the Company. It provides the services of the Managing Director. The Nexus Group of companies offers financial and management consultancy advice to NHS Trusts and other organisations in aspects of financial and healthcare matters.

J O Hambro Capital Management Limited ("JOHCML") (a wholly owned subsidiary of J O Hambro Capital Management Group Limited) provides administrative and accounting services to the Company and is Company Secretary. The Group, through its four FSA authorised corporate entities, provides investment management services to investment trusts, venture capital trusts, open ended investment companies, hedge funds and other funds. JOHCML is authorised and regulated by the Financial Services Authority.

PLACING AND OPEN OFFER

Background to and Reasons for the Placing and Open Offer

The Directors of the Company believe that following its conversion on 1 January 2007 to a UK-REIT there will be increased opportunities to purchase portfolios of properties and wish to be in a position to take advantage of these.

Under UK-REIT legislation the Group is not permitted to have a rental to interest ratio of less than 1.25 times without incurring a tax charge. Using its existing capital base of approximately £102 million as at 31 December 2006, and maximum gearing ratio of 75 per cent., the maximum portfolio size of the Group could increase to approximately £400 million.

The publicity surrounding the launch of UK-REITs and the Company's position in the vanguard of companies converting to UK-REIT status have also raised the profile of the Group. The results for the six months to 31 December 2006 contained at Part IV of this document reflect a period of strong performance and the Directors consider it an opportune time to increase the capital base of the Company to take advantage of opportunities in the market place. Although revaluation surpluses have enabled the Group to increase its potential portfolio size and may continue to do so, the Directors wish to create further headroom by raising up to £40 m before costs to further enhance the Group's capital base taking the opportunity of giving existing shareholders the opportunity to increase their holdings and at the same time widening the Group's shareholder base. Asuming the proceeds of the Placing and Open Offer (net of expenses £38.6 million) this would enable the Group's portfolio to increase by approximately £154 million.

Terms of Placing and Open Offer

Under the terms of the Placing and the Open Offer, the Company intends raising up to £38.6 million (net of expenses). It is proposed to raise £30.6 (net of expenses) by way of the Placing and up to £8 million by way of the Open Offer. Qualifying Shareholders are being given the opportunity to participate in the fundraising by way of the Open Offer. Numis has agreed to use reasonable endeavours to procure subscribers for the Placing Shares, or failing which, to subscribe for Placing Shares not taken up under the Placing. The Open Offer is not underwritten and is not subject to a minimum amount being raised.

(a) Open Offer

Through the issue of the Open Offer Shares, the Company would like to raise up to £8 million. To the extent that Open Offer Shares are not taken up by Qualifying Share holders, such shares will not be issued and allotted.

Qualifying Shareholders are being offered the opportunity to subscribe at the Issue Price for Open Offer Shares under the Open Offer on the basis of:

1 Open Offer Share for every 13 Existing Ordinary Shares

held on the Record Date. Fractional entitlements to Open Offer Shares will not be allocated but will be aggregated and sold for the benefit of the Company. Valid applications by Qualifying Shareholders may only be made on a personalised Application Form whilst Qualifying Shareholders may subscribe for their maximum *pro-rata* entitlement under the Open Offer they can elect to subscribe for any Open Offer Shares not taken up under the Open Offer. Application Forms are personal to Qualifying Shareholders and may not be transferred except to satisfy *bona fide* market claims.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue, and therefore any Open Offer Shares not applied for under the Open Offer will not be sold in the market for their benefit but may be subscribed for by Qualifying Shareholders who elect to subscribe for Open Offer Shares in excess of their Open Offer Entitlement. Further details of the terms and conditions of the Placing and the Open Offer are set out in Part III of this document.

(b) Placing

In order that the Company's shareholder base may be further broadened, the Directors consider it prudent to conduct the fundraising in part by way of a Placing. It is intended that the Placing will raise £30.6 million (net of expenses).

The Placing Shares have been conditionally placed firm by Numis on behalf of the Company with institutional and other investors at the Issue Price and are not subject to clawback under the Open Offer.

(c) General

The Placing and Open Offer are conditional, *inter alia*, upon:

(i) the Placing Agreement not being terminated prior to Admission and being otherwise unconditional in all respects; and

(ii) Admission being effective on or before 8 am on 12 April 2007 (or such time and/or date as Numis and the Company may agree not being later than 30 April 2007).

The Placing Agreement is conditional, *inter alia*, upon the passing of the Resolutions.

Application for Admission has been made in respect of 9,309,376 New Ordinary Shares. It is expected that dealings in the New Ordinary Shares will commence at 8 am on 12 April 2007.

The latest time and date for acceptance and payment in full is expected to be 3 pm on 10 April 2007.

The New Ordinary Shares when issued and fully paid or credited as fully paid, shall rank *pari passu* in all respects with the existing Ordinary Shares, including the right to vote and the right to receive in full all dividends or other distributions declared, made or paid after their issue, save that the New Ordinary Shares will not rank for the interim dividend declared in respect of the 6 month period to 31 December 2006.

The full terms and conditions of the Placing and Open Offer, including the procedure for acceptance and payment and procedure in respect of entitlements not taken up, are set out in Part III of this document and will be included in the Application Form. The attention of Overseas Shareholders is drawn to paragraph 2 of Part III of this document.

Electronic Communications

In addition to the Placing and Open Offer, the Board would like to propose that the Company takes advantage of new Companies Act 2006 rules for communications between companies and their shareholders which came into force on 20 January 2007. The proposed changes are conditional on Shareholder approval of Resolution 4 at the Extraordinary General Meeting. The purpose of Resolution 4 is to permit the Company to send or supply documents or information to Shareholders in electronic form (this includes sending emails or making information available on the Company's website). The Resolution covers all documents or information that the Company may send to Shareholders including (but not limited to) annual accounts and reports, summary financial statements, notices of general meetings and any documents which the Company is required to send to Shareholders under the Financial Services Authority's Listing Rules or any other rules the Company is subject to. This Resolution will supersede any inconsistent provision in the Articles and any other existing arrangement that individual Shareholders may have with the Company.

If the Resolution is passed, the Company will write to each Shareholder individually to agree that the Company may send or supply documents or information in electronic form. The request will explain that, if the Company has not received a reply within 28 days of the request, the Shareholder will be taken to have agreed. The request will be sent to all Shareholders so that in future the Company has a single regime applicable to all Shareholders.

Even if a Shareholder fails to respond and is taken to agree to electronic communications, he or she can ask for a hard copy of any document from the Company at any time. The Company will send the copy free of charge within 21 days of receiving the request. The Company will notify Shareholders when a document or information is made available on the Company's website. Shareholders can choose to receive this notification in hard copy or by email.

Amendment to Articles

The Board recommends that the Company should resolve by special resolution (Resolution 5) at the Extraordinary General Meeting to amend the Articles in order to reflect that the Board may permit shares of any class to be held in uncertificated form and to be transferred by means of a relevant system (such as CREST). The full terms of the proposed amendment to the Articles will be available from the date of circulation of this Prospectus at the offices of Numis and for inspection at the location of the Extraordinary General Meeting for at least 15 minutes before and during the meeting.

Extraordinary General Meeting

You will find set out at the end of this document a notice convening the Extraordinary General Meeting to be held on 11 April 2007 at 11 am in the Board Room at Ground Floor, Ryder Court, 14 Ryder Street, London, SW1Y 6QB, at which the following resolutions will be proposed:

1 an ordinary resolution that the authorised share capital of the Company be increased from £20,000,000 to £25,000,000 (an increase of 25 per cent.) by the creation of 10,000,000 ordinary shares of 50p each ranking *pari passu* in all respects with the existing ordinary shares in the capital of the Company. This is being proposed to allow the Company the flexibility to make further share issues in the future;

2 an ordinary resolution to confer on the Directors authority under section 80 of the Act to allot relevant securities (within the meaning of section 80 (2) of the Act) up to an aggregate nominal amount of £4,654,688, representing approximately 38 per cent. of the present issued share capital of the Company and approximately 28 per cent. of the issued share capital of the Company following implementation of the Placing and Open Offer, such authority to expire at the conclusion of the Company's annual general meeting to be held in 2007;

3 a special resolution to disapply the statutory pre-emption provisions contained in section 89 of the Act in relation to the Placing and Open Offer, any other pre-emptive offer to Shareholders, and to empower the Directors to issue equity securities for cash up to an aggregate nominal amount of 4,654,688 (being approximately 38 per cent. of the present issued share capital and approximately 28 per cent. of the issued share capital of the Company following implementation of the Placing and Open Offer such authority to expire at the conclusion of the Company's annual general meeting to be held in 2007);

4 a special resolution that the Company may send or supply any document or information that is required or authorised to be sent or supplied to a Shareholder or any other person in electronic form or by making it available on a website by a provision of the Companies Acts (as defined in section 2 of the Companies Act 2006); and

5 a special resolution that, pursuant to section 9 of the Act, the Company may amend the Articles to authorise the Board to permit shares of any class to be held in uncertificated form and to be transferred by means of a relevant system in accordance with the Regulations including further provisions regarding the Company's rights in uncertificated shares and the shareholders' rights in relation to uncertificated shares.

Subject to the passing of the Resolutions and after taking into account the maximum number of New Ordinary Shares reserved for issue pursuant to the Placing and Open Offer the Company will have 16,412,906 Ordinary Shares authorised but unissued representing approximately 33 per cent. of the increased authorised capital of the Company.

CREST

Shareholders wishing to hold New Ordinary Shares in uncertificated form will need to apply for their New Ordinary Shares to be credited to the appropriate CREST Stock Account in accordance with the procedures contained in the Application Form, otherwise the New Ordinary Shares will initially be issued in certificated form and be represented by definitive share certificates, which are expected to be despatched by 18 April 2007 to the lodging agents or to the registered holders, or in the case of joint holders, to the first named registered holder, at that holder's address.

Action to be Taken

Extraordinary General Meeting

Shareholders will find enclosed with this document a Form of Proxy to enable you to vote at the Extraordinary General Meeting. Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to complete and return the Form of Proxy in accordance with the instructions printed on it to Capita Registrars, The Proxy Processing Centre, Telford Road, Bicester OX26 4LD, so as to arrive no later than 11 am on 9 April 2007. Completion and return of the Form of Proxy will not affect a Shareholder's right to attend in person and vote at the Extraordinary General Meeting if he so wishes.

Open Offer

If a Shareholder wishes to take up his entitlement in whole or in part, he should lodge his Application Form in accordance with the instructions printed on it, together with a remittance for the full amount payable on acceptance, by post or by hand only, during normal business hours only with Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU so as to arrive no later than the latest time and date for acceptance set out in the Application Forms, which will be 3 pm on 10 April 2007. Further details are set out in Part III of this document and are set out in the Application Form. Qualifying Shareholders who do not wish to apply for Open Offer Shares are nevertheless requested to complete and return the Form of Proxy for use at the Extraordinary General Meeting.

Intentions of the Directors

Graeme Elliot and James Hambro have irrevocably undertaken to the Company and Numis that they will take up the Open Offer Shares to which they are respectively entitled under the Open Offer, such shares being, in aggregate, 1,923 Open Offer Shares. Harry Hyman has irrevocably undertaken to the Company and Numis that he will not take up the 3,021 Open Offer Shares to which he is entitled under the Open Offer. Each of the Directors have also undertaken to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting.

Taxation

Information regarding taxation in the UK in connection with the Open Offer Issue is set out in paragraph 5 of Part VII of this document. Shareholders who are in any doubt as to their tax position, or who are subject to tax in any other jurisdiction, should consult their professional adviser as soon as possible.

Risks and Additional Information

Shareholders' attention is drawn to the risks and additional information contained in Part I of this document. Shareholders are advised to read the whole of the document and not rely only on the summary information presented in this letter.

Recommendation

The Directors believe that the Placing and the Open Offer and approval of the Resolutions are in the best interests of the Company and Shareholders as a whole. Accordingly we unanimously recommend you to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting as we have undertaken to do in respect of our own beneficial holdings of 64,278 Ordinary Shares in aggregate (representing approximately 0.3 per cent. of the Company's present issued share capital).

Shareholders should be aware that if the Resolutions to be proposed at the Extraordinary General Meeting are not passed and Admission does not take place, the proceeds of the Placing and Open Offer will not be received by the Company.

Yours sincerely

Graeme Elliot
Chairman

PART III

TERMS AND CONDITIONS OF THE PLACING AND OPEN OFFER

1. Open Offer

1.1 General

Numis, as agent for the Company, has invited Qualifying Shareholders to apply, on and subject to the terms and conditions set out in this Part III and in the Application Form, to subscribe for Open Offer Shares at the Issue Price, free of all expenses and payable in full in cash on application on the following basis:

1 Open Offer Share for every 13 Existing Ordinary Shares

held by such Qualifying Shareholders and registered in their names on the Record Date, and so in proportion to any other number of Ordinary Shares then held. Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Open Offer. Qualifying Shareholders may apply for any whole number of Open Offer Shares up to their maximum *pro rata* entitlement with the entitlement being rounded down to the nearest whole number of Open Offer Shares. Shareholders *pro rata* entitlement is shown in the enclosed Application Form. Fractions of Open Offer Shares are not included in Qualifying Shareholders' entitlements and will be aggregated and sold for the benefit of the Company Qualifying Shareholders can elect to subscribe for excess Open Offer Shares beyond such maximum entitlement. The Open Offer Shares will be allotted and issued credited as fully paid and will rank *pari passu* in all respects with the Existing Ordinary Shares including the right to receive all dividends and other distributions declared or paid thereon following Admission, save that the New Ordinary Shares will not rank for the interim dividend declared in respect of the 6 month period to 31 December 2006.

Further details of the Placing Agreement are set out in paragraphs (a) and (b) and (c) of Part II of this document.

1.2 Procedure for application under the Open Offer

Any Shareholder who is in doubt as to the action to be taken, is recommended to seek his own personal financial advice from his stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under FSMA.

The Application Form accompanying this document shows the number of Ordinary Shares registered in the name of the Shareholder concerned on the Record Date and also shows the maximum number of Open Offer Shares for which he is entitled to apply under the Open Offer. A Shareholder may apply for less than his maximum *pro rata* entitlement should he so wish. Valid applications up to a Shareholder's maximum entitlement will be accepted in full. In the event that application and payment from a Qualifying Shareholder is not received for all or some of his Open Offer Entitlement, any Open Offer Shares not taken up may be allocated to other Qualifying Shareholders who have indicated a willingness to subscribe for more than their respective Open Offer Entitlement .The instructions and other terms set out in the accompanying Application Form are part of the terms of the Open Offer.

If a Shareholder wishes to apply for all or any of the Open Offer Shares to which he is entitled or indeed any excess Open Offer Shares he should complete the accompanying Application Form in accordance with the instructions thereon and return it, together with his payment for the full amount, by hand (during normal business hours only) or by post, to Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Kent, BR3 4TU so as to arrive as soon as possible but in any event not later than 3 pm on 10 April 2007 after which time applications may not be accepted. A reply paid envelope is enclosed for the Shareholder's convenience. Applications, once made, will be irrevocable and will not be acknowledged. The Company and Numis reserve the right to treat any application not strictly complying with the terms and conditions of

application as nevertheless valid. If a Shareholder posts his Application Form, he is recommended to allow at least four days for delivery. All documents and remittances sent by or to an applicant, or as the applicant may direct, will be sent through the post at the applicant's own risk.

Applications may be made only on the accompanying Application Form, which is personal to the Qualifying Shareholder(s) named therein and may not be assigned or transferred except in the circumstances described below. The Application Form represents a right to apply for Open Offer Shares, is not a document of title and cannot be traded. It is transferable only to satisfy *bona fide* market claims in relation to purchases through the market pursuant to the rules of the London Stock Exchange. Applications may be split, but only to satisfy bona fide market claims up to 3 pm on 4 April 2007.

If a Shareholder has sold or otherwise transferred all of his Ordinary Shares, he should forward this document together with the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. Such documents should not, however, be forwarded or transmitted in or into the Excluded Territories as the Open Offer is not being made in these countries unless in accordance with an exemption. Qualifying Shareholders who have recently sold all or part of their registered shareholdings are advised to consult their stockbroker or other professional adviser authorised under FSMA as soon as possible since the invitation to apply for Open Offer Shares may represent a benefit which can be claimed from them by purchasers under the rules of the London Stock Exchange. **If a Shareholder does not wish to apply for Open Offer Shares he should not complete or return the Application Form, he is nevertheless requested to complete and return the Form of Proxy for use at the Extraordinary General Meeting.**

Qualifying non-CREST Shareholders will be allotted Open Offer Shares in certificated form. Qualifying CREST Shareholders will be allotted Open Offer Shares in uncertificated form to the extent that their entitlement to the Open Offer Shares arises as a result of them holding Ordinary Shares in uncertificated form. Notwithstanding any other provision of this document, the Company reserves the right to allot and/or issue any Open Offer Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST, or of any part of CREST, or on the part of the facilities and/or systems operated by the Receiving Agents, or the Company's Registrars, in connection with CREST. This right may also be exercised if the correct details (such as Member Account ID and Participant ID details) are not provided as requested on the Application Form.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue and, accordingly, Open Offer Shares not applied for will not be sold in the market for the benefit of those Shareholders who do not apply under the Open Offer.

1.3 Procedure for Payment

Under the Money Laundering Regulations 2003, and the Financial Services and Markets Act 2000 (Regulations Relating to Money Laundering) Regulations 2001, Capita Registrars may be required to check the identity of any person who subscribes for in excess of the sterling equivalent of Euro 15,000.00 of Open Offer Shares. Capita Registrars may therefore undertake electronic searches for the purposes of verifying identity, and may request further proof of identity. Capita Registrars reserves the right to withhold any entitlement (including any refund cheque) until such verification of identity is complete to its satisfaction. An application may be rejected unless these requirements are fulfilled. Once submitted, applications cannot be withdrawn. Cheques and banker's drafts representing application monies will be presented for payment upon receipt and it is a term of the Open Offer that cheques shall be honoured on first presentation. If any cheque is not so honoured, the relevant application will be deemed invalid.

The Company reserves the right, but shall not be obliged, to accept applications in respect of which Application Forms together with remittances are received through the post after 3 pm on 10 April 2007.

The Company reserves the right to instruct Capita Registrars to seek special clearance of cheques in order to allow the Company to obtain full value for remittances at the earliest opportunity. Any person returning an Application Form with a remittance in the form of a cheque warrants that the cheque will be honoured on first presentation.

All enquiries in relation to the Application Form should be addressed to the Registrars, Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, telephone number 0870 162 3121.

Application monies will be held in a separate bank account pending fulfilment or waiver of the conditions of the Open Offer. If the conditions of the Open Offer are not fulfilled or waived (as the case may be) on or before 12 April 2007 or such later date as the Company and Numis may agree (being not later than 30 April 2007), the Open Offer will lapse and all monies will be returned without interest to applicants as soon as possible and in any event within 21 days from that date.

Applicants are urged if possible to make their payment by their own cheque or (where an Application Form has been transferred and/or split to satisfy bona fide market claims in relation to transfers through the market prior to 10 April 2007) by the cheque of the person named in Box 1 of the Application Form.

All payments must be made by cheque or bankers' draft in pounds sterling drawn on a branch in the United Kingdom of a bank or building society and bear a UK bank sort code number in the top right hand corner. Cheques, which must be drawn on the personal account of the individual investor where they have sole or joint title to the funds, should be made payable to Capita IRG Plc A/C PHP plc. Third party cheques will not be accepted with the exception of building society cheques of bankers' drafts where the building society or bank has confirmed the full name and account number of the account holder by stamping or endorsing the building society cheque/bankers' draft to such effect. The account name should be the same as that shown on the application. Pending the provision of evidence satisfactory to Capita Registrars or the Company as to identity, the Application Form stamped "paid" with the receipt at the foot duly completed and definitive certificates in respect of the New Ordinary Shares shall be retained by Capita Registrars.

The Company reserves the right in its absolute discretion, if at any time prior to 3 pm on 10 April 2007, being the latest time for acceptance and payment in full, satisfactory evidence of identity has not been obtained, either to elect to treat the relevant acceptance as invalid or to terminate the contract of allotment (without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence) in which event the remittance (without interest) will be returned to the bank account from which the monies were originally debited.

Neither the Company, Capita Registrars nor Numis will have any liability to any person for any loss or damage suffered or incurred as a result of any election by the Company to take any of the actions referred to above.

2. Overseas Shareholders

(a) General

The Open Offer as it relates to Overseas Shareholders may be affected by the laws of their relevant jurisdictions.

No person receiving a copy of this document and/or an Application Form in any territory other than the United Kingdom may treat the same as constituting an offer or invitation to him to subscribe, nor should he in any event use an Application Form, unless in the relevant territory such an offer or invitation could lawfully be made to him and the Application Form could lawfully be used without compliance with any unfulfilled registration or other legal or regulatory requirements. Receipt of this document or an Application Form will not constitute an offer in those territories in which it would be unlawful to make such an offer and, in such circumstances, this document (except for the notice of Extraordinary General Meeting set out at the end of this document) and the Application Form are being sent for information only, are confidential and should not be copied or redistributed.

Such persons should consult their professional advisers as to whether they require any government or other consents or need to observe any other formalities to enable them to take up their rights. It is the responsibility of all persons resident outside the United Kingdom receiving this document and/or an Application Form and wishing to accept the offer of Open Offer Shares to satisfy themselves as to full observance of the laws of the relevant territory, including obtaining all necessary governmental or other consents which may be required, observing all other requisite formalities needing to be observed and paying any issue, transfer or other taxes due in such territory.

The Company reserves the right, but shall not be obliged, to treat as invalid any application for New Ordinary Shares which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if it believes or they believe that the same may violate applicable legal or regulatory requirements or if it provides an address for delivery of definitive share certificates for New Ordinary Shares in any jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates.

Persons (including, without limitation, nominees, agents and trustees) receiving an Application Form should not distribute or send it in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If an Application Form is received by any person in any such territory (or by the agent or nominee of such a person), he must not seek to take up the New Ordinary Shares by using or renouncing such Application Form. Any person who does forward an Application Form into any such territory (whether pursuant to a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this section. The Company reserves the right to reject a purported application represented by an Application Form from Shareholders in any such territory or persons who are acquiring (or the Company or its advisers have reason to believe are acquiring) Open Offer Shares for resale in any such territory.

Application Forms will not be sent to Overseas Shareholders. Notwithstanding any other provision of this document or the Application Form, the Company reserves the right (provided the Company has obtained the prior written approval of Numis) to permit a Qualifying Shareholder with a registered address outside the United Kingdom to take up or renounce his rights if the Company is satisfied that such action would not result in a contravention of any applicable legal or regulatory requirements.

(b) United States and Canada

The Open Offer Shares have not been nor will be registered under the United States Securities Act of 1933 (as amended) (the "Securities Act"), the laws of any state of the United States of America or the securities legislation of any province or territory of Canada, and may not be offered, sold, renounced, taken up, delivered or transferred, directly or indirectly in or into the United States or Canada, or to or for the account or benefit of any person in the United States or Canada. The distribution of Application Forms will not be made pursuant to a prospectus in Canada nor pursuant to applicable prospectus or registration exemptions under the securities legislation of any province or territory of Canada.

Accordingly, subject to certain exemptions, Open Offer Shares will not be allotted, Application Forms will not be sent to Shareholders and no New Ordinary Shares will be credited to a stock account in CREST of a Shareholder with a registered address in the United States or Canada.

The Company reserves the right to treat as invalid any Application Form that appears to the Company or its agents to have been executed in or despatched from the United States or Canada, or that provides an address in the United States or Canada for the delivery of definitive certificates for the Open Offer Shares or which does not make the warranty set out in the Application Forms to the effect that the persons accepting the Application Form does not have a registered address (and is not otherwise located in) the United States or Canada and is not acquiring Open Offer Shares with a view to the offer, sale, resale, transfer, delivery, or distribution directly or indirectly of any such Open Offer Shares in the United States or Canada. The Company will not be bound to allot or issue Open Offer Shares to any Qualifying Shareholder with an address in the United States or Canada in whose favour an Application Form or any Open Offer Shares may be transferred or renounced.

(c) Japan, France, Australia and South Africa

Due to restrictions under the securities laws of Japan, France, the Commonwealth of Australia, its states, territories or possessions ("Australia"), and the Republic of South Africa the Application Form will not be sent to, nor will any New Ordinary Shares be credited to a stock account in CREST of, any Shareholders with registered addresses in, and the New Ordinary Shares may not be transferred or sold to or renounced or delivered in, any of those countries. Accordingly, no offer of New Ordinary Shares is being made under this document to Shareholders with registered addresses in, or to residents of any of, Japan, France, Australia and South Africa and neither this document nor the Application Form should be forwarded to or transmitted in or into any of these countries.

(d) Other overseas territories

Any Shareholder resident in other overseas territories wishing to subscribe for any or all of the Open Offer Shares comprised in an Application Form must satisfy himself as to the full observance of the laws of any relevant territory in connection therewith, including obtaining all governmental or other consents, observing all other requisite formalities and paying all issue, transfer or other taxes due in such territory. Such Overseas Shareholders should consult their professional advisers about whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

(e) General

The comments set out in this paragraph 2 are intended as a guide only and, if you are in any doubt as to your eligibility to apply for Open Offer Shares, you should consult your professional adviser without delay.

The provisions of this paragraph 2 and of any other terms of the Open Offer relating to Overseas Shareholders may (with the prior consent of Numis) be waived, varied or modified as regards a specific Shareholder or on a general basis by the Company in its absolute discretion. Subject to this, the provisions of this paragraph 2 supersede any terms of the Open Offer inconsistent with this paragraph 2. References in this paragraph 2 to a Shareholder shall include references to the person or persons executing an Application Form and in the event of more than one person executing an Application Form, the provisions of this paragraph 2 shall apply to them jointly and to each of them.

3. Admission, Settlement and Dealings

It is expected that Admission will become effective and that dealings in the Open Offer Shares will commence on 12 April 2007. The Open Offer Shares will be issued in registered form and will be capable of being held in uncertificated form.

The Company's existing Ordinary Shares are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the Open Offer Shares. All of such shares, when issued and fully paid, may be held and transferred by means of CREST.

Subject to the conditions of the Open Offer being satisfied or waived, all Open Offer Shares to be issued in uncertificated form are expected to be credited to the appropriate CREST Stock Accounts by 12 April 2007, unless the Company exercises the right to issue such Open Offer Shares in certificated form, in which case definitive certificates are expected to be despatched by post on or before 18 April 2007. Subject as aforesaid, definitive certificates for the Open Offer Shares to be issued in certificated form are expected to be despatched by post on or before 18 April 2007. No temporary documents of title will be issued. Pending despatch of definitive share certificates, transfers of the Open Offer Shares will be certified against the share register. All documents or remittances sent by or to an applicant (or his agent as appropriate) will be sent through the post at the risk of the applicant. Qualifying CREST Shareholders should note that they will be sent no confirmation of the credit of the Open Offer Shares to their CREST Stock Account nor any other written communication by the Company in respect of the issue of the Open Offer Shares.

4. Times and Dates

The times and dates set out in the expected timetable of principal events at the beginning of this document may be adjusted by agreement between the Company and Numis, in which event details of the new times and dates will be notified to a Regulated Information Service and, where appropriate, to the Qualifying Shareholders.

5. Governing Law

The terms and conditions of the Placing and Open Offer as set out in this document and the Application Form shall be governed by, and construed in accordance with, English law. The courts of England and Wales have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Placing and Open Offer, this document and the Application Form.

By taking up their entitlement under the Placing and Open Offer in accordance with the instructions set out in this document and the Application Form, Qualifying Shareholders irrevocably submit to the jurisdiction of the Courts of England and Wales and waive any objections to proceedings or any such court on the grounds of venue or on the grounds that proceeding have been brought in an inconvenient forum.

Further information

Shareholders' attention is drawn to the further information set out in this document and the terms and conditions set out in the Application Form, especially as regards the dividing discretion in the allocation of any excess Open Offer Shares for which a Qualifying Shareholder has elected.

PART IV

FINANCIAL INFORMATION ON THE GROUP

The financial information regarding the Group has been incorporated in this document by reference. A list of the documents so incorporated can be found in paragraph 16 of Part VII of this document.

The Annual Reports and Accounts of the Group for each of the financial years ending 30 June 2004, 2005 and 2006 can be found on the Company's corporate website at www.phpgroup.co.uk or are available in printed format at the registered office of the Company.

The unaudited financial information of the Group for the six months ending 31 December 2006 is presented below. This information has been extracted from the books and records of the Group.

Group Income Statement
for the six months ended 31 December 2006

	Note	*Six months ended 31 December 2006 £'000 (unaudited)*	*Year ended 30 June 2006 £'000 (audited)*	*Six months ended 31 December 2005 £'000 (unaudited)*
Rental income		6,410	10,850	5,303
Finance lease income		141	281	140
Rental and related income		6,551	11,131	5,443
Net valuation gain on property portfolio		13,442	14,997	7,837
Net gain on disposal of property		44	401	—
Administrative expenses		(2,271)	(2,689)	(1,308)
Exceptional items:				
Goodwill impairment	2	(5,339)	—	—
UK-REIT conversion costs		(175)	—	—
Operating profit before financing costs		12,252	23,840	11,972
Finance income		110	258	161
Finance costs		(3,394)	(5,695)	(2,768)
Profit before tax		8,968	18,403	9,365
Current taxation	7	—	465	—
Deferred taxation charge for the period	7	(3,880)	(2,931)	(1,639)
Deferred taxation release on conversion to UK-REIT	7	29,622	—	—
Conversion to UK-REIT charge		(5,157)	—	—
Taxation credit/(expense)		20,585	(2,466)	(1,639)
Profit for the period*		29,553	15,937	7,726
Earnings per share – basic	4	125.4p	70.3p	34.1p
– diluted	4	125.4p	67.7p	33.0p
Adjusted earnings per share – basic	4	6.9p	17.1p	6.7p
– diluted	4	6.9p	16.5p	6.5p
Dividends paid:	6	*£'000*	*£'000*	*£'000*
Final dividend for year ended 30 June 2006 (6.75p)		1,639	—	—
Interim dividend for year ended 30 June 2006 (6.75p)		—	1,531	—
Final dividend for year ended 30 June 2005 (6.0p)		—	1,359	1,359

* Wholly attributable to equity shareholders of Primary Health Properties PLC
All activities are continuing.

Group Balance Sheet
as at 31 December 2006

	Note	At 31 December 2006 £'000 (unaudited)	At 30 June 2006 £'000 (audited)	At 31 December 2005 £'000 (unaudited)
Non current assets				
Investment properties	3	248,316	199,569	183,430
Development properties	3	9,525	—	—
Development loans		1,184	1,712	1,758
Net investment in finance leases		2,487	2,492	2,510
Derivative interest rate swaps		1,901	1,415	—
		263,413	205,188	187,698
Current assets				
Trade and other receivables		1,855	1,470	1,678
Net investment in finance leases		12	12	—
Cash and cash equivalents		3,829	3,973	2,236
		5,696	5,455	3,914
Total assets		269,109	210,643	191,612
Current liabilities				
Derivative interest rate swaps		—	(74)	—
Corporation tax payable		(201)	(181)	(681)
UK-REIT conversion charge payable	1	(645)	—	—
Deferred rental income		(2,988)	(2,466)	(2,347)
Trade and other payables		(4,591)	(2,604)	(3,472)
		(8,425)	(5,325)	(6,500)
Non-current liabilities				
Term loan		(153,250)	(112,800)	(102,000)
Deferred tax	7	—	(21,193)	(18,930)
UK-REIT conversion charge payable	1	(4,512)	—	—
Derivative interest rate swaps		(735)	—	(1,896)
		(158,497)	(133,993)	(122,826)
Total liabilities		(166,922)	(139,318)	(129,326)
Net assets		102,187	71,325	62,286

	Note	At 31 December 2006 pence (unaudited)	At 30 June 2006 pence (audited)	At 31 December 2005 pence (unaudited)
Equity				
Share capital		12,139	11,339	11,339
Share premium		13,943	12,022	12,022
Capital reserve		1,618	1,618	1,618
Cash flow hedging reserve		1,166	939	(1,327)
Retained earnings		73,321	45,407	38,634
Total equity*		102,187	71,325	62,286
Net asset value				
– basic	8	420.9p	314.5p	274.7p
– diluted	8	420.9p	305.1p	267.8p
Adjusted net asset value				
– basic	8	420.9p	408.0p	358.1p
– diluted	8	420.9p	392.4p	345.8p

* Wholly attributable to equity holders of Primary Health Properties PLC

These financial statements have been prepared in accordance with the accounting policies set out in the latest Annual Report for the year ended 30 June 2006.

Group Statement of Changes in Net Equity
for the six months ended 31 December 2006

	Share capital £'000	*Share premium £'000*	*Capital reserve £'000*	*Cash flow hedging reserve £'000*	*Retained earnings £'000*	*Total £'000*
30 June 2006	11,339	12,022	1,618	939	45,407	71,325
Profit for the period	—	—	—	—	29,553	29,553
Transfer to income statement on cashflow hedges	—	—	—	5	—	5
Income and expense recognised directly in equity:						
Loss on cashflow hedges taken to equity	—	—	—	(180)	—	(180)
Deferred tax on loss on cashflow hedges for the period	—	—	—	52	—	52
Deferred tax on cashflow hedges released*	—	—	—	350	—	350
Total recognised income and expense for the period	—	—	—	227	29,553	29,780
Issue of shares (net of expenses)	800	1,921	—	—	—	2,721
Dividends paid:						
Final dividend for the year ended 30 June 2006 (6.75p)	—	—	—	—	(1,639)	(1,639)
31 December 2006	12,139	13,943	1,618	1,166	73,321	102,187

* Deferred tax has been released due to impending conversion to REIT.

Group Statement of Changes in Net Equity
for the year ended 30 June 2006

	Share capital £'000	*Share premium £'000*	*Capital reserve £'000*	*Cash flow hedging reserve £'000*	*Retained earnings £'000*	*Total £'000*
1 July 2005	11,326	11,952	1,618	(1,292)	32,175	55,779
Profit for the period	—	—	—	—	15,937	15,937
Transfer to income statement on cashflow hedges	—	—	—	238	—	238
Income and expense recognised directly in equity:						
Gains on cashflow hedges taken to equity	—	—	—	2,949	—	2,949
Deferred tax on cashflow hedges taken to equity	—	—	—	(956)	—	(956)
Total recognised income and expense for the period	—	—	—	2,231	15,937	18,168
Issue of shares	13	74	—	—	—	87
Issue expenses	—	(4)	—	—	—	(4)
Share based payment charge	—	—	—	—	185	185
Dividends paid:						
Final dividend for the year ended 30 June 2005 (6.0p)	—	—	—	—	(1,359)	(1,359)
Interim dividend for the year ended 30 June 2006 (6.75p)	—	—	—	—	(1,531)	(1,531)
30 June 2006	11,339	12,022	1,618	939	45,407	71,325

Group Statement of Changes in Net Equity
for the six months ended 31 December 2005

	Share capital £'000	*Share premium £'000*	*Capital reserve £'000*	*Cash flow hedging reserve £'000*	*Retained earnings £'000*	*Total £'000*
1 July 2005	11,326	11,952	1,618	(1,292)	32,175	55,779
Profit for the period	—	—	—	—	7,726	7,726
Transfer to income statement on cashflow hedges	—	—	—	118	—	118
Income and expense recognised directly in equity:						
Losses on cashflow hedges taken to equity	—	—	—	(168)	—	(168)
Deferred tax on cashflow hedges taken to equity	—	—	—	15	—	15
Total recognised income and expense for the period	—	—	—	(35)	7,726	7,691
Issue of shares	13	74	—	—	—	87
Issue expenses	—	(4)	—	—	—	(4)
Share based payment charge	—	—	—	—	92	92
Dividends paid:						
Final dividend for the year ended 30 June 2005 (6.0p)	—	—	—	—	(1,359)	(1,359)
31 December 2005	11,339	12,022	1,618	(1,327)	38,634	62,286

Group Cash Flow Statement
for the six months ended 31 December 2006

	Six months ended 31 December 2006 £'000 (unaudited)	*Year ended 30 June 2006 £'000 (audited)*	*Six months ended 31 December 2005 £'000 (unaudited)*
Operating activities			
Group operating profit before financing costs	12,252	23,840	11,972
Adjustments to reconcile group operating profit to net cash flows from operating activities:			
Less: Revaluation gains on property	(13,442)	(14,997)	(7,837)
Less: Gains on disposal of property	(44)	(401)	—
Plus: Goodwill impairment	5,339	—	—
Plus: Share based payment expense	—	185	92
Decrease/(increase) in trade and other receivables	430	(54)	(196)
Increase in trade and other payables	734	212	160
Cash generated from operations	5,269	8,785	4,191
Interest received from developments	107	219	102
Taxation paid	—	(34)	—
Net cash flow from operating activities	5,376	8,970	4,293
Investing activities			
Receipts from disposal of investment properties	465	7,711	—
Payments to acquire investment properties	(12,891)	(25,770)	(10,459)
Development loans advanced	(1,133)	(2,612)	(749)
Bank interest received	28	47	12
Acquisition of subsidiary	(30,393)	—	—
Net cash flow from investing activities	(43,924)	(20,624)	(11,196)
Financing activities			
Expense on issue of shares	(5)	(4)	(4)
Cash received on exercise of Management Options	2,726	—	—
Term bank loan	40,450	24,000	13,200
Interest paid	(3,128)	(6,678)	(3,897)
Equity dividends paid	(1,639)	(2,803)	(1,272)
Net cash flow from financing activities	38,404	14,515	8,027
(Decrease)/increase in cash and cash equivalents for the period	(144)	2,861	1,124
Cash and cash equivalents at start of period	3,973	1,112	1,112
Cash and cash equivalents at end of period	3,829	3,973	2,236

1. Accounting policies

Basis of preparation/Statement of compliance

The Group's financial statements for the six months to 31 December 2006 have been presented under International Financial Reporting Standards ("IFRS") as adopted by the European Union and on the basis of the accounting policies set out in the statutory accounts for the year ended 30 June 2006, which are also expected to apply for the period ending 31 December 2007. This report is prepared in compliance with IAS34: 'Interim Financial Reporting'.

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 Companies Act 1985. The auditors' report on the full financial statements under section 235 Companies Act 1985 for the year ended 30 June 2006, did not contain a statement under section 237(2) or (3) Companies Act 1985. This audit report, which was unqualified, was delivered to the Registrar of Companies together with the financial statements for the year ended 30 June 2006.

Convention

The financial statements are presented in Sterling rounded to the nearest thousand.

Segmental reporting

The Group operates under one business segment and one geographical segment, being investment in primary health care property within the United Kingdom.

Basis of consolidation

The Group's financial statements consolidate the financial statements of Primary Health Properties PLC and its wholly owned subsidiary undertakings. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. The financial statements of the subsidiary undertakings are prepared for the accounting reference period ending 31 December each year, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from them, are eliminated.

Conversion to UK-REIT

The Group's conversion to UK-REIT status was effective from 1 January 2007.

Conversion to a UK-REIT means that, where the relevant UK-REIT criteria are met, the Group's property profits, both income and gains, should be exempt from UK taxation from 1 January 2007. The deferred tax liabilities as at 31 December 2006 of £30.0m are therefore released with £29.6m credited to the Group Income Statement and £0.4m taken direct to the cashflow hedging reserve.

On conversion to UK-REIT, the Group is subject to a taxation charge based on the value of the properties as at the date of conversion, amounting to £5.2m. The amount is payable over four years.

Change of accounting reference date

The Group changed its accounting reference date to 31 December, with effect from 1 January 2007. The current accounting reference period, which commenced on 1 July 2006, will therefore comprise 18 months ending 31 December 2007. In addition to these interim financial statements for the six months ended 31 December 2006, the Group will prepare a second interim report for the six months ending 30 June 2007 and final financial statements for the 18 month period ending 31 December 2007.

2. Acquisition of Cathedral Healthcare (Holdings) Limited ("CHH").

On 22 December 2006, the Group exchanged contracts to acquire 100% of CHH for a cash consideration of £30.9m. CHH was the holding company of a group of companies that owned nine primary healthcare facilities across the UK which have been incorporated into the Group portfolio.

Of the nine facilities, three are under construction and are expected to be completed by 31 December 2007. In addition, two of the completed facilities are undergoing extension work, which is also expected to be finished in 2007.

A consideration of £30.9m was paid upon completion. Cash acquired upon acquisition of CHH amounted to £0.2m.

The total gross assets acquired once fully developed are expected to amount to £39.2m. These assets are expected to generate a total annual rental income of approximately £2.0m, reflecting an initial yield of approximately 5 per cent.

Details of the acquisition of CHH:

	£'000
Total cost of acquisition	30,852
Investment and development property acquired	(30,825)
Other net liabilities acquired	5,312
Goodwill arising on acquisition	5,339

Prior to the acquisition of CHH, the investment and development properties were included in the books of CHH at £21.5m. A fair value exercise was carried out by the Property Valuer as at 1 December 2006 resulting in an uplift in value of the properties of £9.3m to £30.8m. A deferred tax liability arose on this uplift of £2.8m.

As the Group paid consideration equal to the value of the acquired properties, goodwill arises in respect of the other assets and liabilities, principally a deferred tax liability of £4.9m. On conversion to UK-REIT, the deferred tax liability is eliminated resulting in an impairment of goodwill arising on acquisition.

The impact of post-acquisition trading on the Group Income Statement is not material.

3. Investment Properties

The freehold, leasehold and development properties have been independently valued at fair value by Lambert Smith Hampton chartered surveyors and valuers, for the six months ended 31 December 2006.

The revaluation gain for the six months ended 31 December 2006 amounted to £13.4m.

Property additions during the period amounted to £45.3m (including the acquired CHH properties of £30.8m). Properties disposed of during the period, valued at £0.4m as at 30 June 2006, realised a gain of £0.04m.

4. Earnings per share

The calculation of basic and diluted earnings per share as at 31 December 2006 is based on the following:

Earnings per share as at 31 December 2006

	Net profit attributable to Ordinary Shareholders £'000	*Ordinary^ shares number*	*Per share pence*
Basic and diluted earnings per share	29,553	23,573,370	125.4

Adjusted earnings per share as at 31 December 2006

	Net profit attributable to Ordinary Shareholders £'000	*Ordinary^ shares number*	*Per share pence*
Basic and diluted earnings per share	29,553	23,573,370	125.4
Adjustments to remove:			
Incentive fee accrual	752		
Goodwill impairment	5,339		
UK-REIT conversion charge	5,157		
Deferred tax charge	3,880		
Deferred tax release	(29,622)		
Net valuation gains on valuation of property	(13,442)		
Adjusted basic and diluted earnings per share	1,617	23,573,370	6.9

Following the exercise of the Management options by the Joint Managers on 21 September 2006, there is no dilution.

^ Weighted average number of Ordinary shares in issue during the year.

Earnings per share as at 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	*Ordinary^ shares number*	*Per share pence*
Basic earnings per share	15,937	22,667,946	70.3
Option exercise*	—	861,960**	
Diluted earnings per share	15,937	23,529,906	67.7

Adjusted earnings per share as at 30 June 2006

	Net profit attributable to Ordinary Shareholders £'000	*Ordinary^ shares number*	*Per share pence*
Basic earnings per share	15,937	22,667,946	70.3
Adjustments to remove:			
Deferred tax charge	2,931		
Net valuation gains on valuation of property	(14,997)		
Adjusted basic earnings per share	3,871	22,667,946	17.1
Option exercise*	—	861,960**	
Adjusted diluted earnings per share	3,871	23,529,906	16.5

^ Weighted average number of Ordinary shares in issue during the year.

* Excess of the total number of potential shares on option exercise over the number that could be issued at fair value as calculated in accordance with International Accounting Standard No. 33: Earnings per share.

** All management options were exercised in full on 21 September 2006.

Earnings per share as at 31 December 2005

	Net profit attributable to Ordinary Shareholders £'000	*Ordinary^ shares number*	*Per share pence*
Basic earnings per share	7,726	22,658,334	34.1
Option exercise*	–	782,328**	
Diluted earnings per share	7,726	23,440,662	33.0

Adjusted earnings per share as at 31 December 2005

	Net profit attributable to Ordinary Shareholders £'000	*Ordinary^ shares number*	*Per share pence*
Basic earnings per share	7,726	22,658,334	34.1
Adjustments to remove:			
Deferred tax charge	1,639		
Net valuation gains on valuation of property	(7,837)		
Adjusted basic earnings per share	1,528	22,658,334	6.7
Option exercise*	—	782,328**	
Adjusted diluted earnings per share	1,528	23,440,662	6.5

^ Weighted average number of Ordinary shares in issue during the year.

* Excess of the total number of potential shares on option exercise over the number that could be issued at fair value as calculated in accordance with International Accounting Standard No. 33: Earnings per share.

** All management options were exercised in full on 21 September 2006.

The purpose of calculating an adjusted earnings per share calculation is to provide a better indication of the normalised pre-tax trading performance for the period.

5. Performance incentive scheme

On 16 November 2006, Shareholders approved the amendments to the Management Agreement whereby the Joint Managers will be entitled to a performance incentive fee of 15% of any performance in excess of an 8% per annum increase in the Company's "Total Return" as derived from the audited financial statements for the respective financial period.

The Total Return shall be determined by comparing the variation in the stated net asset value per share (on a fully diluted basis, adjusting for deferred tax and the REIT conversion charge and adding back gross dividends paid or declared in such period) against the fully diluted net asset value per share from the previous period's audited accounts.

Included in Administration Expenses within the Income Statement is an estimated incentive fee expense of £752,000. This amount has been calculated based on 50% of the expected performance incentive fee for the 12 month period to 30 June 2007.

6. Dividends paid

Dividends paid in the period are as follows:

	No. of shares dividend paid upon	*Six months to 31 December 2006 £'000*	*Year to 30 June 2006 £'000*	*Six months to 31 December 2005 £'000*
Final dividend for the year ended 30 June 2006 (6.75p)	24,277,718	1,639	—	—
Interim dividend for the year ended 30 June 2006 (6.75p)	22,677,718	—	1,531	—
Final dividend for the year ended 30 June 2005 (6.0p)	22,677,718	—	1,359	1,359
		1,639	2,890	1,359

The Directors propose to pay a dividend of 7.5p per Ordinary Share for the six months to 31 December 2006 payable on 22 May 2007 amounting to £1,820,829.

7. Taxation

Taxation in the Income Statement	*31 December 2006 £'000*	*30 June 2006 £'000*	*31 December 2005 £'000*
Current tax			
UK Corporation tax	–	181	–
Adjustments in respect of prior year	–	(646)	–
UK-REIT conversion charge	5,157	–	–
	5,157	(465)	–
Deferred tax			
Deferred tax charge for the period	3,880	2,931	1,639
Deferred tax release on conversion to UK-REIT (see note 1)	(29,622)	–	–
	(25,742)	2,931	1,639
Taxation (credit)/charge in the Income Statement	(20,585)	2,466	1,639
Taxation in the Balance Sheet:			
Deferred tax liability			
On timing differences	—	6,186	5,045
On revaluation gains	—	14,605	14,454
On derivative interest rate swaps	—	402	(569)
Deferred tax liability at end of period	—	21,193	18,930

8. Net asset value calculations

Net asset values have been calculated as follows:

	31 December 2006 £'000 (unaudited)	*30 June 2006 £'000 (audited)*	*31 December 2005 £'000 (unaudited)*
Net assets per Group Balance Sheet*	102,187	71,325	62,286
Add – Receipts from the exercise of Management Options	—	2,736	2,736
Diluted net assets	102,187	74,061	65,022

	No. of shares	No. of shares	No. of shares
Ordinary shares:			
Issued share capital*	24,277,718	22,677,718	22,677,718
Add – New shares issued assuming the exercise of Management Options	–	1,600,000	1,600,000
Diluted number of Ordinary Shares	24,277,718	24,277,718	24,277,718
Net asset value per share	420.9p	314.5p	274.7p
Diluted net asset value per share	420.9p	305.1p	267.8p

Calculations assume that the dilution takes place on the respective balance sheet dates.

* figures for basic net asset value calculation

Following the exercise of the Management Options by the Joint Managers on 21 September 2006, there is no dilution and therefore there is no difference between basic and diluted net asset values as at 31 December 2006.

Diluted adjusted net asset value per share

	31 December 2006 £'000 (unaudited)	*30 June 2006 £'000 (audited)*	*31 December 2005 £'000 (unaudited)*
Net assets per Group Balance Sheet*	102,187	71,325	62,286
Adjustments to add back:			
Deferred tax on timing differences	—	6,186	5,045
Deferred tax on revaluation gains	—	14,605	14,454
Deferred tax on derivative interest rate swaps	—	402	—
Adjustment to remove:			
Deferred tax on derivative interest rate swaps	—	—	(569)
Adjusted net assets	102,187	92,518	81,216
Add – Receipts from the exercise of Management Options	—	2,736	2,736
Diluted adjusted net assets	102,187	95,254	83,952

	No. of shares	*No. of shares*	*No. of shares*
Ordinary shares:			
Issued share capital *	24,277,718	22,677,718	22,677,718
Add – New shares issued assuming the exercise of Management Options	—	1,600,000	1,600,000
Diluted number of Ordinary Shares	24,277,718	24,277,718	24,277,718
Adjusted net asset value per share	420.9p	408.0p	358.1p
Diluted adjusted net asset value per share	420.9p	392.4p	345.8p

* figures for basic net asset value calculations

There is no difference between the normal and adjusted net asset values as at 31 December 2006, due to the release of all deferred tax liabilities due to conversion to UK-REIT.

Calculations assume that the dilution takes place on the respective balance sheet dates.

Following the exercise of the Management Options by the Joint Managers on 21 September 2006, there is no dilution and therefore no difference between adjusted basic and diluted net asset values as at 31 December 2006.

PART V

PRO FORMA STATEMENT OF NET ASSETS

Report on pro forma financial information (in accordance with Annex II item 7 of the Prospectus Rules)

The Boards of Directors

Primary Health Properties PLC ('PHP')
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB

Numis Securities Limited
5th Floor
Cheapside House
138 Cheapside
London EC2V 6LH

15 March 2007

Dear Sirs,

We report on the pro forma financial information (the "Pro Forma Financial Information") set out in Part V of the Prospectus dated 15 March 2007, which has been prepared on the basis described in Part V of the Prospectus, for illustrative purposes only, to provide information about how the Placing and Open Offer (assuming that all Open Offer Entitlements are taken up by Qualifying Shareholders) might have affected the financial information presented on the basis of the accounting policies adopted by PHP in preparing the preliminary financial statements for the period ended 31 December 2006. This report is required by item 20.2 of Annex I of the Prospectus Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of PHP to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the Prospectus Rules.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the Prospectus Rules, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of PHP.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of PHP.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of PHP.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I of the Prospectus Rules.

Yours faithfully

Ernst & Young LLP

The statement below regarding the unaudited pro forma statement of net assets of the Group is provided for illustrative purposes only to show the effect on the balance sheet of the Group had the Placing and Open Offer occurred on 31 December 2006 (assuming that all Open Offer Entitlements were to be taken up). It has been compiled on the basis described from the Interim Report of the Group as at 31 December 2006 which is set out in Part IV of this document. Due to its nature, the unaudited pro forma statement of net assets addresses a hypothetical situation and, therefore, does not represent the Group's actual financial position or results.

Pro forma Statement of Net Assets

As at 31 December 2006 the Group has consolidated net assets of £102.2 million. Following receipt of the net proceeds of the Placing and Open Offer (assuming that all Open Offer Entitlements were to be taken up) of £38.6 million, the pro forma net assets of the Group as at 31 December 2006 would have been £140.8 million and pro forma net debt would have been £110.8 million.

PART VI

PROPERTY VALUATION

The Directors
Primary Health Properties PLC
Ground Floor
Ryder Court
14 Ryder Street
London
SWLY 6QB

Numis Securities Ltd
Cheapside House
138 Cheapside
London EC2V 6LH

Lambert Smith Hampton
Interchange Place
Birmingham B3 2TA

15 March 2007

Dear Sirs,

PROPERTY PORTFOLIO VALUATION

1. Introduction

In accordance with your instructions we have considered the properties currently owned by Primary Health Properties PLC and its subsidiaries (together referred to as 'PHP') in order to advise you of our opinion of the Market Value of the freehold and leasehold interests of the properties held as investments as at 31 December 2006. We have not found it necessary to qualify the definition of Market Value, as stated above, within this report. We have also provided an estimate of net annual rents receivable as at 31 December 2006.

This valuation has been prepared in accordance with paragraph 130 of CESR's recommendations for the consultants implementation of the European Commission's Regulation on Prospectuses No. 809/2004, to which we refer below. Each property has been valued individually and not as part of a portfolio.

Our valuation has been carried out in accordance with The Royal Institution of Chartered Surveyors' ('RICS') Appraisal and Valuation Standards 5th Edition, as subsequently amended (the 'Red Book') and in accordance with the Prospectus Rule 5.6.5 and paragraphs 128-130 of CESR. It has been undertaken by External Valuers, as defined in the Red Book.

In accordance with Practice Statement 5 we confirm that Lambert Smith Hampton (LSH) has held a fee earning relationship with PHP for approximately 10 years with the signatory to this report having signed annual and interim valuation reports for the client for 4 years. We confirm that in the preceding year the proportion of the total fees payable by PHP to the total fee income of LSH is less than 5%.

The RICS consider it good practice to rotate the valuer responsible when a series of valuations is provided over a period of time and we confirm that LSH follow this practice.

The properties were inspected on various dates in July, August and December 2006 and February 2007 by Gordon MacKay MRICS, Mark Weller MRICS, Daniel Pearce MRICS and Timothy Sandford MRICS who have undertaken this Valuation Report and who are qualified for the purposes of this instruction.

2. Basis of Valuation

In accordance with the Red Book and the Listing Rules, our valuation has been prepared on the basis of Market Value, which under Practice Statement PS 3.2, the Red Book defines as:

"The estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgably, prudently and without compulsion".

We have had no reason to qualify this definition.

Our valuations are also carried out in accordance with the definitions, assumptions and comments as detailed under the heading "Terms of Engagement" within this Report.

3. Scope of Report

The scope of this report extends to the properties owned as at 31 December 2006.

4. Tenure and Tenancies

Our valuations have been based upon the details of tenure and tenancies and other information provided by Primary Health Properties PLC (PHP). In addition, we have previously been provided with Certificates of Title supplied to us by PHP's solicitors. Where possible this information has been confirmed during our inspections of the properties and individual leases.

In considering the covenant strength of individual tenants we have not carried out any recent credit enquiries on their financial status. We have, however, reflected in our valuations our general understanding of purchasers' likely perceptions of tenants' financial status.

5. Net Annual Rent

When assessing the values of the properties we have had regard to the annual rents receivable for each property. We have had regard to the definition of, "net annual rent" given in LR Appendix 1. This defines, "net annual rent" as the current income or income estimated by the valuer:

1) ignoring any special receipts or deductions arising from the property;

2) excluding Value Added Tax and before taxation (including tax on profits and allowances for interest on capital or loans);

3) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the property and allowances to maintain it in a condition to command its rent; and

4) where premises are let on effective full repairing and insuring leases, the net annual rents receivable are the presently contracted rents payable under those leases without any deductions for the cost of management or any other expenses.

6. Floor Areas

We have clarified the floor areas of the properties in the preparation of our valuations which have been prepared strictly in accordance with the Code of Measuring Practice (5th Edition) and its predecessor issued by the Royal Institution of Chartered Surveyors 2001.

We have not carried out measured site surveys but site areas have been calculated from observed site boundaries and with reference to the appropriate Ordnance Survey extracts.

We confirm that all of the properties have been measured by Lambert Smith Hampton. All of the properties have been internally inspected (other than the residential elements) within the last 12 months.

7. Condition and Repair

We have not undertaken a structural survey of any of the properties, or arranged for any tests or inspections to be carried out on any of the service installations. Furthermore, no detailed examinations have been carried out to determine whether any deleterious materials such as high alumina cement, woodwool slab or blue asbestos have been used in the construction of any of the buildings and the valuations are therefore made on the assumption that no such materials exist.

We have not made exhaustive enquiries of the statutory authorities and would point out that the complexity of building regulations and other statutory enactments often have a material effect on the way in which a building is planned and used upon the cost of consequential works

As from 1 October 2006, the Regulatory Reform (Fire Safety) Order 2006 came into force in England and Wales. Under this order, fire certificates are no longer issued and existing certificates have been superseded by Risk Assessments. A Risk Assessment is now to be carried out by a 'Responsible Person' as defined within the Order. The findings of any risk assessment must be recorded in writing where more than five or more persons are employed or the premises are licensed or there is an alterations notice. We have assumed these Risk Assessments have been undertaken and further assumed that these will be reviewed and updated if there are any alterations to the premises or changes to work practices or use of the premises.

8. Environmental Protection Act

Our valuations have been prepared on the basis that the properties have not been used for any purpose which may at a later stage be regarded as contaminative and that no contamination exists. Should it, however, be subsequently established that such contamination exists at any of the properties or any adjoining land or that any premises have been or are being put to contaminative use, this may be found to have a detrimental effect on the value reported.

9. Plant and Machinery

We have included in our valuation plant and machinery items normally regarded as forming part of the "building" service installation.

10. Town Planning

Oral enquiries of the planning and other relevant local authorities have been made in respect of each property and we have made all such enquiries as are appropriate to particular local conditions. We have assumed, except where stated to the contrary in the property schedule that all buildings are currently used in accordance with the relevant local authority approval and all conditions imposed on such consents have been adhered to.

Primary Health Properties has confirmed to us in writing that all properties referred to in this Report have all the relevant planning permissions in accordance with the relevant local authority approval and all conditions imposed on such consents have been adhered to.

11. General Comments

We have assumed that all the properties are capable of unrestricted transfer to third party purchasers (in the case of leasehold property, subject to the lessor's consent, not to be unreasonably withheld) and have made no allowance to reflect the balance of outstanding mortgages which may exist, either in respect of the capital or interest rolled up thereon.

No allowances have been made in our valuations for any expenses of realisation, neither have we reflected any element of "marriage value" or "special purchaser value" which could possibly be realised by a merger of interests or by a sale to an owner or occupier of an adjoining property.

No allowance has been made for any liability which may arise for payment of corporation tax or capital gains tax or any other property related tax, whether existing or which may arise on development or disposal, deemed or otherwise. We would also specifically draw your attention to the fact that the valuations stated within this report are exclusive or any value added tax liability, which may be incurred.

To the extent that we have been supplied with information by Primary Health Properties and/or its solicitors or by other professional advisers, we have assumed in preparing the valuations that such information is accurate in all respects.

In the valuation of the portfolio, we have valued each property separately and not as part of the portfolio. Accordingly, we have made no allowance, either positive or negative, in the aggregate value reported to reflect the possibility of the whole or part of the portfolio being placed on the market at any one time.

For each individual valuation we have made an allowance for hypothetical purchasers' costs of acquisition.

12. Valuation

Subject to the comments and assumptions set out in this certificate and subject to the comments in the attached "Terms of Engagement", we are of the opinion that the aggregate Market Value of the freehold and long leasehold interests in the investment properties as at 31 December 2006 is:

£245,429,000

(Two Hundred and Forty-Five Million Four Hundred and Twenty-Nine Thousand Pounds)

made up as follows:-

Category of Property	
Freehold/Feuhold	
Properties held as investments	£188,634,000
Leasehold	
Properties held as investments	£35,495,000
Properties in Single Asset Companies	
Properties held as investments	£21,300,000
TOTAL	£245,429,000

We estimate the net annual rents receivable as at 31 December 2006 to be £13,261,302.66 per annum.

Yours faithfully

T D Sandford MRICS
Director
For and on behalf of Lambert Smith Hampton

PART VII

ADDITIONAL INFORMATION

1. Responsibility

The Company and the Directors (whose names appear on page 13 of this document) accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Company

The Company was incorporated and registered in England and Wales under the Act on 16 March 1995 with registered number 03033634 as a public company limited by shares with the name Richadvance PLC. On 21 July 1995 the name of the Company was changed to Primary Health Properties PLC.

The Company's registered office and principal place of business is at Ground Floor, Ryder Court, 14 Ryder Street, London, SW1Y 6QB. The Company's telephone number is +44 (0) 1483 306 912.

On 1 January 2007 the Company converted into a UK–REIT.

3. Share Capital

3.1 The authorised and issued share capital of the Company as at 14 March 2007 (being the latest practicable date prior to the publication of this document) and as it will be after Admission is:

	Ordinary Shares			
	Authorised		*Issued*	
	£	*Number*	*£*	*Number*
At present	20,000,000	40,000,000	12,138,859	24,277,718
Following Admission of the Placing Shares	25,000,000	50,000,000	15,859,789	31,719,578
Following Admission of the maximum number of New Ordinary Shares	25,000,000	50,000,000	16,793,547	33,587,094

3.2 There have been the following changes in the amount of the issued share capital of the Company during the three years preceding the date of this document:

3.2.1 On 17 May 2004, 20,820 Ordinary Shares were issued in lieu of the interim cash dividend for the year ending 30 June 2004 at an issue price of £2.439 per new Ordinary Share.

3.2.2 On 19 August 2004, 3,478,260 new Ordinary Shares were issued to RBS in respect of the conversion by RBS of £4m convertible loan stock due March 2016 at a price of £1.15 per new Ordinary Share.

3.2.3 On 18 November 2004, 27,383 Ordinary Shares were issued in lieu of the final cash dividend for the year ended 30 June 2004 at an issue price of £2.414.

3.2.4 On 17 March 2005, 1,000,000 Ordinary Shares were issued by way of a placing at an issue price of £3.00 per new Ordinary Share.

3.2.5 On 15 November 2005, 24,942 Ordinary Shares were issued in lieu of the final cash dividend for the year ended 30 June 2005 at an issue price of £3.469 per new Ordinary Share.

3.2.6 On 21 September 2006, 1,600,000 Ordinary Shares arose on the exercise of management options to Nexus (1,120,000) and JOHCML (480,000) at an issue price of £1.71 per new Ordinary Share.

3.3 No shares are held by or on behalf of the Company or by its subsidiaries.

3.4 By an ordinary resolution passed on 16 November 2006, the Directors have been authorised in accordance with section 80 of the Act to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of three million, seven hundred and seventy-nine thousand and six hundred and twenty pounds (£3,779,620). Such authority expires at the end of the next Annual General Meeting of the Company.

3.5 The Shareholders have certain pre-emption rights in terms of section 89 of the Act in respect of equity securities (as defined in section 94 of the Act) proposed to be allotted wholly for cash. However, by a special resolution of the Company passed on 16 November 2006 the Directors have been authorised to allot equity securities wholly for cash as if section 89(1) of the Act did not apply to such allotment. The power is limited to the allotment of equity securities in connection with a rights issue or pursuant to any other pre-emptive offer to Shareholders and otherwise to the allotment of equity securities for cash up to an aggregate nominal amount of five hundred and sixty-six thousand, nine hundred and forty-three pounds (£566,943).

3.6 Subject to the passing of the Resolutions:

(a) the Directors will be generally and unconditionally authorised to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £4,654,688 (representing approximately 38 per cent. of the issued share capital of the Company as at the date of this document, and approximately 28 per cent. following Admission), such authority to expire at the end of the next Annual General Meeting of the Company; and

(b) the Directors will be authorised (with such authority expiring at the end of next Annual General Meeting of the Company) to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the section 80 authority referred to in paragraph 3.6 (a) above otherwise than in accordance with section 89 of the Act in connection with:

(i) the allotment of equity securities in relation to the Placing and Open Offer;

(ii) the allotment of equity securities by way of rights issue or other pre-emptive offer to the holders of equity securities in proportion (as nearly may be) to their holdings; and

(iii) the allotment (otherwise than pursuant to paragraph 3.6(b)(i) above of equity securities for cash up to an aggregate nominal amount of £840,000.

3.7 Immediately following Admission of the Placing Shares, the authorised share capital of the Company will be £25,000,000 divided into 50,000,000 Ordinary Shares of which 31,719,578 will be in issue. There will be £9,140,211 of authorised but unissued share capital consisting of 18,280,422 Ordinary Shares, equal to approximately 58 per cent. of the enlarged issued share capital of the Company.

3.8 Immediately following Admission of the Placing Shares and the maximum number of Open Offer Shares, the authorised share capital of the Company will be £25,000,000 divided into 50,000,000 Ordinary Shares of which 33,587,094 will be in issue (assuming both the Placing Shares and the maximum numbers of Ordinary Shares are issued and allotted). There will remain £8,206,453 of authorised but unissued share capital consisting of 16,412,906 Ordinary Shares equal to approximately 49 per cent. of the enlarged issued share capital of the Company.

3.9 The Ordinary Shares are in registered form and on request will be issued either in certificated form with share certificates (or in uncertificated form in CREST).

4. Memorandum and Articles of Association

4.1 Memorandum of Association

The objects for which the Company is established are: to carry on business as a general commercial company and to do all such things as are incidental or conducive to the carrying on of any trade or business by it. The objects of the Company are set out in full in clause 3 of its memorandum of association, which is available for inspection at the address in paragraph 15 of Part VII of this document.

4.2 Articles of Association

4.2.1 The Board

The Board or any committee of the Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit, and determine the quorum necessary (being at least two Directors) for the transaction of business. Meetings of the Board or any committee of the Board may take place in any part of the world and may take place via telephonic or similar means of communication, notwithstanding that the Directors or committee members present may not all be meeting in one particular place.

A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Board. It shall be necessary to give notice (which need not be in written form) of a meeting of the Board to all of the Directors. Questions arising at any meeting of the Board or any committee of the Board shall be decided by a majority of votes. In the case of an equality of votes the Chairman shall have a second or casting vote.

The Board or any committee of the Board may from time to time elect a Chairman or Deputy Chairman who shall preside at its meetings. The Board may choose one of its number to chair a meeting if the Chairman or Deputy-Chairman has not arrived within 5 minutes of the appointed time of the meeting. The Board may delegate any of its powers to committees consisting of such member or members as it thinks fit.

All acts bona fide done by any meeting of the Board or a committee of the Board or by any person acting as Director shall, notwithstanding it to be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid or that they or any of them were disqualified or had ceased to be Directors or a Director, be as valid as if every such person had been duly appointed and was qualified to be and had continued to be a Director.

The Board shall cause proper minutes to be made of all general meetings of the Company and also of all appointments of officers and of the proceedings of all meetings of the Board and committees of the Board and of the attendances thereat.

A Director may hold any other office or place of profit under the Company (except that of auditor) in conjunction with his office of Director. A Director may hold office as a Director or other officer or otherwise be interested in any other company of which the Company is a member or in which the Company is otherwise interested and, unless otherwise agreed, shall not be liable to account to the Company for any remuneration or other benefits receivable by him as a director or officer of, or by virtue of his interest in, such other company.

Without prejudice to the requirements of the Act, or any other legal requirement, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Board. Except as provided in the Articles, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he or any person connected with him (within the meaning of section 346 of the Act) has any interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company in respect of which he has any duty which conflicts with his duty to the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution in respect of which he is debarred from voting.

4.2.2 Votes of Members

Subject to any special terms as to voting upon which any share may be issued, or may for the time being be held upon a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and in each case is entitled to vote shall have one vote and upon a poll every member present in person or by proxy and entitled to vote shall have one vote for every share of which he is the registered holder.

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death of bankruptcy of a member shall (upon supplying to the Company such evidence as the Board may reasonably require as to his title to the share) be entitled to receive, and may give a discharge for, all benefits arising or accruing on or in respect of the share and the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings until he shall have been registered as a member in respect of the share, provided always that the Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if within 60 days the notice is not complied with such person shall be deemed to have elected to be registered as a member in respect thereof and may be registered accordingly.

No member shall, unless the Board otherwise determines, be entitled in respect of any share or shares held to him to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or to exercise any other right conferred by membership in relation to any such meeting of the Company if he or any other person appearing to be interested in such share or shares has been duly served with a notice under section 212 of the Act (or under any other statutory provision or provision of the Articles for the time being in force enabling the Company by notice in writing to require any persons to give any information regarding that share or those shares) which requires him or such other person to give information to the Company in accordance with such section or provision and:

he or any such person is in default in supplying to the Company the information thereby required within (i) 14 days after service of the notice (or such longer period as may be specified in such notice) if the shares specified in such notice represent at least 0.25 per cent. of the shares of the class to which such shares belong in issue on the date of service of such notice or (ii) 28 days after service of the notice (or such longer period as may be specified in such notice) in any other case; or

in purported compliance with such notice, he or any such person has made a statement which, in the opinion of the Board, is false or misleading in any material particular (and in the latter case he or any such person has failed to correct such statement within a further period of 14 days after service of a further notice in writing requiring him so to correct it).

4.2.3 **Dividends**

Subject to any preferential or other special rights for the time being attached to any special class of shares, the profits of the Company available for distribution in accordance with the Act which it shall from time to time determine to distribute by way of dividend shall be applied in payment of dividends upon the shares of the Company to the members at the date of record in accordance with their respective rights and priorities.

The Company in general meeting may from time to time declare dividends but no such dividends shall (except as expressly authorised by the Act) be payable otherwise than out of the profits of the Company available for the purpose in accordance with the Act. No higher dividend shall be paid than is recommended by the Board and the declaration of the Board as to the amount of the profits at any time available for dividend shall be conclusive.

Subject to the provisions of the Act, the Board may if it thinks fit from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and the Board may also pay yearly or half-yearly or at other suitable intervals to be settled

by it any dividend which may be payable at a fixed rate if it is of the opinion that the profits justify the payment. Provided the Directors act in a bona fide manner they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights.

Notwithstanding any other provision of the Articles, the Board may fix a date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time within six months before or after any date on which such dividend, distribution allotment or issue is declared, paid or made.

With the sanction of a general meeting, dividends may be paid wholly or in part in specie and may be satisfied in whole or in part by the distribution amongst members in accordance with the rights of fully paid up shares, debentures or other securities of the Company or of any other company or of any other property suitable for distribution as aforesaid, provided that no distribution shall be made which would amount to a reduction of capital except in the manner approved by law. The Board shall have full liberty to make all such valuations, adjustments and arrangements and to issue all such certificates or documents of title as may in its opinion be necessary or expedient with a view to facilitating the equitable distribution amongst the members of any dividends or portions of dividends to be satisfied as aforesaid or to giving them the benefit of their proper shares and interests in the property and no valuation, adjustment or arrangement so made shall be questioned by any member.

Any dividend, instalment of dividend or interest or other monies payable in cash in respect of any share may be paid by cheque or warrant payable to the order of the member entitled thereto or (in the case of joint holders) of that member whose name stands first on the register in respect of the joint holding. Every such cheque or warrant shall (unless otherwise directed) be sent by post to the last registered address of the member entitled thereto and payment of the cheque or warrant shall be a good discharge to the Company for the same. If cheques or warrants in respect of dividends are returned undelivered or are left uncashed on two consecutive occasions, or having been returned undelivered or left uncashed on one occasion and the Board, on making reasonable enquiries, has failed to establish any new address of the member or person concerned then the Board may determine that the Company shall cease sending such cheques or warrants by post to the member or person concerned. The Company may, if so directed, pay any dividend, instalment of dividend or interest or other monies as aforesaid by credit transfer to a bank account nominated by the member entitled to such payment which transfer shall be a good discharge to the Company for the same. Every such cheque or warrant shall be sent and every credit transfer made at the risk of the person entitled to the money represented thereby. No unpaid dividend or interest shall bear interest as against the Company.

The Board may deduct from any dividend or other monies payable in respect of any shares held by a member, either alone or jointly with any other member, all such sums of money (if any) as may be due and payable by him either alone or jointly with any other person to the Company on account of calls or otherwise in respect of shares of the Company.

All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the payment of any such dividend into a separate account or the investment of such dividend shall not constitute the Company a trustee in respect thereof. No unclaimed dividend shall bear interest as against the Company. Any dividends which have remained unclaimed for a period of twelve years from the date of declaration thereof shall at the expiration of that period be forfeited and cease to remain owing to the Company and shall thenceforth belong to the Company absolutely.

The Board may, in its absolute discretion, withhold the payments of any dividend to a member in respect of any share held by him in relation to which he or any other person has been duly served with a notice under section 212 of the Act (or any other statutory provision or provision of these Articles for the time being in force enabling the Company by notice in writing to require any person to give any information regarding that share).

4.2.4 **Scrip dividends**

The Board may, if authorised by ordinary resolution of the Company, offer any member of the Company the right to elect to receive shares credited as fully paid, instead of cash in respect of the whole (or some part) of any dividend specified by the ordinary resolution, subject to the provisions set out in full in article 138 of the Articles.

4.2.5 **Distribution of assets on a Winding-Up**

If the Company shall be wound up (whether the liquidation is altogether voluntary, under supervision or by the Court) the liquidator may, with the authority of an extraordinary resolution and subject to any provision sanctioned in accordance with section 719 of the Act (without prejudice to section 187 of the Insolvency Act 1986), divide among the members in specie the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purposes set such value as he deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like authority, shall think fit and the liquidation of the Company may be closed and the Company dissolved, but so that no member shall be compelled to accept any shares in respect of which there is a liability. Without prejudice to section 187 of the Insolvency Act 1986, the liquidator may made any provision referred to in and sanctioned in accordance with section 719 of the Act.

4.2.6 **Changes in Capital**

The Company may, by ordinary resolution:

a) Increase its authorised share capital by the creation of shares of an amount prescribed by the resolution;

b) Consolidate all or any of its share capital into shares of larger amounts than its existing shares;

c) Cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of shares so cancelled; and

d) Subject to the Act, sub-divide all or any of its shares into shares of a smaller amount and may by resolution determine that the shares resulting from such sub-division may have any preferred or other special rights or be subject to any restrictions are compared with the others.

Subject to the provisions of the Act and any confirmation or consents required by law, the Company may be special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner.

4.2.7 **General Meeting and Extraordinary General Meetings**

Any general meeting of the Company, other than an annual general meeting, shall be called an extraordinary general meeting. The Board shall convene, and the Company shall hold, general meetings as annual general meetings in accordance with the Act. The Board may convene an extraordinary general meeting whenever it thinks fit.

Two members present in person or by proxy and entitled to vote shall constitute a quorum for all purposes, save as otherwise provided in the Articles. If a quorum is not present within 15 minutes from the commencement time of the meeting, the meeting will be adjourned to such time and place as the Chairman shall decide, unless the meeting was convened by or on the requisition of the members, in which case it shall be dissolved.

4.2.8 Variation of rights and class meetings

None of the rights, privileges or conditions for the time being attached or belonging to any class of shares forming part of the issued capital for the time being of the Company shall be modified, varied, abrogated in any manner except with the consent in writing of the holders of three fourths in nominal value of the issued shares of the class or the sanction of an extraordinary resolution passed at a separate meeting of the members of that class and then only subject to the provisions of section 127 of the Act. To any such separate meeting all the provisions of these Articles as to general meetings shall *mutatis mutandis* apply but so that the necessary quorum (other than at an adjourned meeting) shall be not less than two persons personally present and holding or representing, either by proxy or as the duly appointed representative of a corporation which is a member, at least one third of the capital paid up on the issued shares of the class, and at any adjourned meeting, one member holding shares of the class in question or his proxy, and so that any holder of shares of the class in question present in person or by proxy may demand a poll and shall be entitled on a poll to one vote for every such share held by him. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the Articles or by the terms of issue of the shares of that class, be deemed to be modified, varied or abrogated by the creation or issue of further shares ranking *pari passu* therewith.

4.2.9 Transfer of Shares

Subject to the conditions and restrictions contained in the Articles, any member may transfer all or any of his shares by instrument of transfer but not more than one class of shares shall be transferred by one instrument of transfer.

Every transfer must be in writing in the usual common form or in such other form as the Board may approve, duly stamped, and must be lodged at the office of Capita Registrars accompanied by the certificate of shares to be transferred (save in the case of a transfer by a nominee of a recognised investment exchange to whom no certificate was issued) and such other evidence as the Board may reasonably require to prove the title of the intended transferor.

The Board may refuse to register a transfer of a share unless the instrument of transfer is in respect of only one class of shares, is in favour of not more than four joint transferees, is duly stamped (if required), and is delivered for registration to the registered office of the Company or such other places as the Board may decide accompanied by the share certificate or such other evidence as the Board may reasonably require.

Subject to certain exceptions, the Board may, in its absolute discretion, refuse to register any transfer of shares which does not appear to it to be a transfer pursuant to an arm's length sale and which relates to shares held by a member in relation to which he or any other person appearing to be interested in such shares has been duly served with a notice under section 212 of the Act (or under any other statutory provision or provision of the Articles for the time being in force enabling the Company by notice in writing to require any person to give any information regarding those shares).

4.2.10 UK Real Estate Investment Trust

The Board may require information in relation to any shares in order to determine whether the shares form part of a Substantial Shareholding. Such a shareholder is referred to as a Substantial Shareholder and dividends will not be paid on shares:

(a) forming part of a Substantial Shareholding, if the Board is not satisfied that ownership of dividends has been disposed of; or

(b) if there has been a failure to provide information requested in order to determine if a shareholding is a Substantial Shareholding; or

(c) in any other case, if the Board believes the shares may form part of a Substantial Shareholding.

Dividends that are not paid may be released if certain information is supplied or certification given that the dividend will not belong to a Substantial Shareholder. Trust arrangements may be put in place to prevent a person with a possible Substantial Shareholding being entitled to that dividend. The Board may require shares forming part of a Substantial Shareholding are disposed of if the circumstances set out in paragraphs 4.2.10 (a), (b) and (c) exist. The Articles may be amended by a special resolution to ensure that the Company can comply with the close company condition referred to in the Articles (which may include powers to arrange for the sale of shares on behalf of shareholders).

In this section 4.2.10 the terms Substantial Shareholding and Substantial Shareholder relate only to the UK tax legislation regarding UK-REITS.

5. United Kingdom Taxation

The following paragraphs are intended only as a general guide to the UK tax position at the date of this document for Qualifying Shareholders who are resident and/or ordinarily resident in the UK for tax purposes who are, or shall be, holding their Ordinary Shares beneficially and as investments (and not, for example as securities to be realised in the course of a trade). The following comments are based (except where otherwise stated) on current UK legislation and HMRC practice which may be subject to change, possibly with retrospective effect.

As at the date of this document, the detailed guidance on UK-REITs to be provided by HMRC has not yet been finalised (although it has been published in draft form) and is therefore subject to change. It is assumed that the Company satisfies the conditions for and shall retain its UK-REIT status. It is recommended that all Qualifying Shareholders, including relevant Overseas Shareholders, consult their own professional advisers without delay, in regard to determining their own personal tax positions and with special regard to the receipt of PIDs.

5.1 Taxation of chargeable gains

A Shareholder's subscription to the Open Offer Shares gives rise to different tax treatments dependent on the number of Open Offer Shares taken up by the Qualifying Shareholder as follows:

(i) Where all or part of a Qualifying Shareholder's subscription for Open Offer Shares is less than or equal to their entitlement under the Open Offer, the issue of Open Offer Shares by the Company shall be treated as a share reorganisation of the Company's share capital for the purposes of UK tax on chargeable gains as defined within section 126 TCGA and the Shareholder shall not be treated as making a disposal of their original shareholding.

The original shareholding plus the new shareholding shall be treated as having been acquired at the same time as the Shareholder's existing holding was acquired (save that, where an individual's existing holding of Ordinary Shares is treated for tax purposes as consisting of more than one asset, the Open Offer Shares acquired will be attributed *pro rata* to those existing assets).

For both corporate and individual Qualifying Shareholders the amount of subscription monies paid for the Open Offer Shares will be added to the allowable expenditure for the Qualifying Shareholder's existing holding(s) for the purposes of calculating the capital gains base cost of the shareholding(s).

(ii) Where part of a Qualifying Shareholder's subscription is in excess of their entitlement under the Open Offer, then these Open Offer Shares shall be treated as a new purchase of shares by the Qualifying Shareholder. The amount of subscription monies paid for these Open Offer Shares will form the capital gains base cost of the new shareholding.

5.2 **Capital gains tax reliefs**

The following comments are intended to set out the expected effect of the subscription for Open Offer Shares upon certain reliefs from UK tax on chargeable gains.

(i) Non-corporate Qualifying Shareholders

In the case of a non-corporate Qualifying Shareholder indexation allowance will not be given in respect of amounts paid for the Open Offer Shares even where under 5.1 (i) above, the Open Offer shares are treated as being acquired at the same time as their existing shareholding. However, indexation allowance may be available for expenditure incurred before April 1998 in respect of their existing holdings.

After April 1998, indexation allowance is replaced by taper relief which may reduce the amount of chargeable gain realised on a subsequent disposal of shares. Taper relief is calculated according to how long the shares have been held, from either the date on which the original shareholding was acquired or 6 April 1998 (whichever is the later) to the date of disposal, and whether the shares qualify for the business or non-business rate of taper.

(ii) Corporate Qualifying Shareholders

In the case of a corporate Qualifying Shareholder, indexation allowance may apply in respect of amounts paid for the Open Offer Shares. If applicable, indexation allowance will be calculated only from the date the monies for the Open Offer Shares are paid or liable to be paid.

5.3 **Taxation of dividends**

The following paragraphs relate only to certain limited aspects of the United Kingdom taxation treatment of PIDs and Non-PID Dividends paid by the Company and, in each case, assume that the Company retains its UK-REIT status.

(a) PIDs

Subject to certain exceptions, a PID will generally be treated in the hands of Shareholders who are UK tax resident individuals as the profit of a single UK property business (as defined in section 264 of ITTOIA). A PID is, together with any property income distribution from any other UK-REIT, treated as a separate UK property business from any other UK property business (a "different UK property business") carried on by the relevant Shareholder. This means that surplus expenses from such a Shareholder's different UK property business cannot be off-set against a PID as part of a single calculation of the profits of such a Shareholder's UK property businesses.

Subject to certain exceptions, a PID will generally be treated in the hands of Shareholders who are within the charge to corporation tax as profits of a Schedule A business (as defined in section 15 ICTA). This means that, subject to the availability of any exemptions or reliefs, such Shareholders should be liable to corporation tax on income on the entire amount of their PID. A PID is, together with any property income distribution from any other UK-REIT, treated as a separate Schedule A business from any other Schedule A business (a "different Schedule A business") carried on by the relevant Shareholder. This means that any surplus expenses from such a Shareholder's different Schedule A business cannot be off-set against a PID as part of a single calculation of such a Shareholder's Schedule A profits.

Where a Shareholder who is resident outside the UK receives a PID, the PID will generally be chargeable to UK income tax as profit of a UK property business and this tax will generally be collected by way of a withholding so that the PID is paid to the Shareholder net of tax.

Please see also section 5.4 (Withholding tax) below.

(b) Non-PID Dividends

Under the current UK tax legislation, no tax is withheld from dividends paid by the Company. The following comments apply to non-PID cash distributions paid by the Company to a Shareholder where such payments are taxable as income and not capital in the hands of the Shareholder.

UK tax resident individual Shareholders are treated as having received income of an amount equal to the sum of the dividend and its associated tax credit (the "Gross Dividend"), the amount of the tax credit being 10 per cent. of the sum of the dividend and the tax credit (i.e. the tax credit will be one ninth of the Dividend excluding the tax credit). The tax credit should effectively satisfy a UK tax resident individual Shareholder's lower and basic rate of UK income tax liability in respect of the Gross Dividend. Those UK tax resident individual Shareholders who are subject to the higher rate of UK income tax shall be required to account for additional tax on the Gross Dividend themselves which currently amounts to 22.5 per cent. of the Gross Dividend (after taking account of the 10 per cent. tax credit).

A UK tax resident corporate Shareholder will generally not be liable to UK corporation tax on any dividend received from another UK resident company.

Any individual Shareholder who is not UK resident for tax purposes should take appropriate professional tax advice regarding the tax treatment of non-PID dividends in the jurisdiction where they are tax resident and whether they are entitled to any tax relief in respect of the UK tax credit associated with such dividends.

5.4 Withholding tax

(a) General

Subject to certain exceptions summarised at paragraph (d) below, the Company is required to withhold income tax at source at the basic rate (currently 22 per cent.) from its PIDs. The Company will provide Shareholders with a certificate setting out the amount of tax withheld.

(b) Shareholders solely resident and ordinarily resident in the UK

Where income tax has been withheld at source, Shareholders who are UK tax resident individuals may, depending on their individual circumstances, either be liable to further tax on their PID at their applicable marginal rate, or be entitled to claim repayment of some or all of the tax withheld on their PID. Shareholders who are UK tax resident corporates may, depending on their individual circumstances, be liable to pay corporation tax on their PID but they should note that, where income tax is withheld at source, the tax withheld can be set against the Shareholder's liability to corporation tax in the accounting period in which the PID is received.

(c) Shareholders who are not resident for tax purposes in the UK

It is not possible for a Shareholder to make a claim under a double taxation treaty for a PID to be paid by the Company gross or at a reduced rate. The right of a Shareholder to claim repayment of any part of the tax withheld from a PID will depend on the existence and terms of any double tax convention between the UK and the country in which the Shareholder is tax resident.

(d) Exceptions to requirement to withhold income tax

Shareholders should note that in certain circumstances the Company may not be required to withhold income tax at source from a PID. These include where the Company reasonably believes that the person beneficially entitled to the PID is: a company resident for tax purposes in the UK; a charity; a body mentioned in section 507(1) ICTA which is allowed the same exemption from tax as charities; the scheme administrator of a registered pension scheme; the sub-scheme

administrator of a pension sub-scheme which forms part of a split scheme pursuant to the Registered Pension Schemes (Splitting of Schemes) Regulations 2006; the trustees of a scheme entitled to exemption under section 614(3) ICTA.

Payments made to the manager of an individual savings account or a personal equity plan may also be made gross.

In order to pay a PID without withholding tax, the Company will need to be satisfied that the Shareholder concerned is entitled to that treatment. For that purpose, the Company will require such Shareholders to submit a valid claim form (copies of which may be obtained on request) from the Company's Registrars, Capita Registrars.

5.5 **The 10 per cent. rule**

Under the UK-REIT regime, a tax charge may be levied on the Company if the Company makes a distribution to a Substantial Shareholder unless the Company has taken reasonable steps to avoid such a distribution being paid. The tax charge imposes an amount of corporation tax payable by the Company equivalent to income tax at the basic rate on the distribution paid to the Substantial Shareholder on the entire distribution made to the Substantial Shareholder. Shareholders should note that this restriction only applies to shareholders that are bodies corporate and to certain entities which are deemed to be bodies corporate. It should not apply to nominees.

The Company has taken the steps described in paragraph 4.2.10 of Part VII of this document to ensure, as far as possible, that no distributions are made to Substantial Shareholders.

5.6 **Stamp Duty and Stamp Duty Reserve Tax ("SDRT")**

The issue of New Ordinary Shares should not give rise to stamp duty or SDRT.

A transfer on sale of New Ordinary Shares will normally be liable to ad valorem UK stamp duty. Stamp duty is generally charged at the rate of 0.5 per cent. (rounded up to the nearest £5) of the stampable consideration paid. Normally an agreement to transfer New Ordinary Shares will also give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the stampable consideration for the New Ordinary Shares. In order to prevent a double charge the liability to SDRT will generally be cancelled and any SDRT already paid repaid, generally with interest, if an instrument of transfer is executed in pursuance of the agreement and the instrument is duly stamped within six years of the date on which the liability arises. (The liability to SDRT will arise on the date the contract is made. In the case of a conditional agreement, the liability to SDRT will arise on the date on which the condition is satisfied).

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of shares into the system, unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the amount or value of consideration given.

As shares held under CREST are held in a dematerialised form the transfers of such shares are generally liable to SDRT (rather than stamp duty). Any SDRT that arises on relevant transactions settled within the system, or reported through it for regulatory purposes, will be collected and accounted for to HMRC by CRESTCo Limited.

If the New Ordinary Shares are held in a clearance service or by depository receipts the above comments will not apply and appropriate advice should be sought.

6. Subsidiaries

6.1 UK subsidiaries

The Company is the holding company of the Group. The principal subsidiaries of the Company, all of which are private companies incorporated in England and Wales are listed below:

Name	*Issued and fully paid share capital*	*Percentage of issued share capital held by the Company*	*Field of Activity*
Primary Health Investment Properties Limited (Company No. 02906055)	£1	100%	Property Investment
Primary Health Investment Properties (No. 2) Limited (Company No. 03335612)	£2	100%	Property Investment
Primary Health Investment Properties (No. 3) Limited (Company No. 03335613	£2	100%	Property Investment
PHIP CHH Limited (Company No. 4378644)	£1,000,000	100%	Holding Company
PHIP CH Limited (Company No. 3217536)	£2,000	100%	Intermediate Holding Company
PHIP (SSG Norwich) Limited (Company No. 4795235)	£1,000	100%	Property Investment
PHIP (Hoddesdon) Limited (Company No. 4821295)	£1,000	100%	Property Investment
PHIP (Sheerness) Limited (Company No. 4062000)	£1,000	100%	Property Investment
PHIP (Hetherington Road) Limited (Company No. 4251123)	£1,000	100%	Property Investment
PHIP (RHL) Limited (Company No. 3998517)	£1,000	100%	Property Investment
PHIP (Milton Keynes) Limited (Company No. 4929885)	£1,000	100%	Property Investment
AHG (2006) Limited (Company No. 3622443)	£2	100%	Property Investment
Healthcare Facilities Management Limited (Company No. 2806351)	£100,000	100%	Holding Company

Dutch subsidiaries

6.2 The Company owns 100% of the issued share capital of each of two Dutch companies; Primary Health Investment Properties BV and Primary Health Investment Properties (No. 3) BV. Each company has the same registered address as the Company.

6.3 Save for the material subsidiaries disclosed in paragraphs 6.1 and 6.2 of this Part VII, the Company does not hold capital in any other undertakings that have a significant effect on the assessment of the Company's assets and liabilities, financial position or profits and losses.

6.4 Save for the Placing Agreement, no person has any interest, including any conflicting interest that is material to the Placing and Open Offer.

7. Directors' and others' interests

7.1 As at the date of this document and immediately following Admission, the interests of each of the Directors and their immediate families, all of which (unless otherwise stated) are beneficial, in the issued ordinary share capital of the Company, which have been notified by each Director to the Company pursuant to sections 324 or 328 of the Act (or any other applicable provision of English Law), or are required to be entered in the register of Directors' interest maintained pursuant to section 325 of the Act, or are interests of a person connected with a Director within the meaning of section 346 of the Act which would, if the connected person were a Director, be required to be disclosed under this paragraph and the existence of which is known to or could with reasonable diligence be ascertained by that Director are, and will be, as follows:

Director Name	*Number of Ordinary Shares*	*% of Issued Ordinary Shares*
G A Elliot	5,000	0.023
H A Hyman (1)	39,278	0.159
H A Hyman (non-beneficial)	2,149,978	8.69
M J Gilbert (2)	—	—
J D Hambro	20,000	0.082
J D Hambro (non-beneficial)	280,000	1.15
I Rutter	—	—

Notes to table:

(1) Mr Hyman is a connected party to Nexus Group Holdings Limited, either itself or through its subsidiaries which holds 8.69 per cent. of the issued Ordinary Shares in the Company.

(2) Mr Gilbert is the Chief Executive of Aberdeen Asset Management PLC and a director of Aberdeen Asset Managers Limited, its wholly owned subsidiary, which holds 6 per cent. of the issued Ordinary Shares in the Company.

7.2 Save as disclosed in paragraph 7.1 of this Part VII above, none of the Directors (or persons connected with the Directors within the meaning of section 346 of the Act) has any interest, whether beneficial or non-beneficial, in any of the issued Ordinary Shares in the Company or its subsidiaries.

7.3 No Director has any potential conflict of interest between his duties to the Company and his private interests or other duties save in respect of the Management Agreement.

7.4 Set out below is information relating to each Director, being the names of all companies and partnerships of which such persons have been a member of the administrative, management or supervisory bodies or partners at any time in the five years preceding the date of this document, together with an indication of whether or not the individual is still a member of such bodies as a partnership

(i) Graeme Arthur Elliot

Current	*Former*
Automotive Precision Holding plc (in liquidation)	Emerald Energy PLC
Sevco 5001	Roundhouse Investments Limited
Ferbico Unlimited	Carlotta (UK) Company
AMH Investments	Cuzanno (UK) Company
Volta Investments	Aldobrandini (UK) Company
	Apart Residential II PLC
	JCW Investments Limited
	Sevco 1285
	Sevco 3518

(ii) Harry Abraham Hyman

Current Directorship/Partnership	*Former Directorship/Partnership*
Cambridge Primary Care Ltd	Aberdeen Preferred Securities PLC
General Medical Clinics PLC	Aberdeen Preferred Income Trust PLC
HealthInvestor Ltd	Aberdeen High Income Trust PLC
Leandra Nurseries Ltd	BFS Managed Properties Ltd
Nexus Corporate Finance Ltd	BFS Managed Properties Holdings Ltd
Nexus Group Holdings Ltd	BFS Managed Properties Securities Ltd
Nexus Financial Ltd	BMP (Cumbernauld) Ltd
Nexus Property Management Services Ltd	BMP (Hove) Ltd
Nexus Property Services Ltd	BMP (Preston) Ltd
Nexus Health Finance Ltd	BMP (Ilkeston) Ltd
Nexus Structured Communications Ltd	BMP Daten Park) Ltd
Nexus Consulting (UK) Ltd	BMP (Leeds) Ltd
Nexus Management Services Ltd	Dr Foster Limited
Nexus PINE (Management) Ltd	Groupe Chez Gerard PLC
Nexus PHP Management Ltd	HR Properties Limited
Primary Health Properties PLC	Intrinsic Value Plc
Royal London UK Income & Equity Trust PLC	Pharmacy 2U Limited
Royal London UK Income & Equity Securities PLC	Premier Recovery Investment Trust PLC
Skinklinic Ltd	Primary Health Solutions Ltd
The Quoted Companies Alliance	TLC (Tender Loving Childcare) Ltd
Walk In Health Limited	

(iii) ***Martin James Gilbert***

Current Directorship/Partnership	*Former Directorship/Partnership*
Aberdeen Development Capital PLC	APFM Wind-Up Limited
Tenon Nominees Limited	The Turkey Trust PLC
Healthcare Reform Investment Trust PLC	Healthcare Reform Investment Trust PLC
Aberdeen Asset Management PLC	UAM Europe Holdings Limited
Chaucer Holdings PLC	Aberdeen Growth VCT II Limited
Aberdeen Emerging Economies Investment Trust	Arlington Property Investment Management Limited
Firstgroup PLC	Old Mutual Services Company (Isle of Man) Limited
Aberdeen Asian Smaller Companies Investment Trust PLC	Aberdeen Unit Trust Managers Limited
Aberdeen Emerging Asia Investment Trust Limited	Arlington Property Investors UK Operations Limited
Aberdeen Football Club PLC	Regent Property Partners (Residential) Limited
Balgranach Properties Limited	Property Partners (Whitgift) Limited
Bogey One Limited	Regent Retail Parks (St John's Wolverhampton) Limited
Aberdeen Growth VCT 1 PLC	Property Management Employment
Murray Johnstone Limited	J Services Limited
Murray Johnstone Holdings Limited	Property Partners (Two Rivers) Limited
Aberdeen Growth Opportunities VCT PLC	Regent Property Partners (Retail Parks) Limited
The Enhanced Zero Trust PLC	Scottish Medicine Limited
Edinburgh Fund Managers Group Limited	Broadgate Investment Trust PLC
The Firstcall Limited	Asset Value Investors Limited
Mountwest 480 Limited	Aberdeen Asset Managers Limited
ADC Zeros 2005 PLC	Arlington Property Investors Operations Limited
Aberdeen Growth Opportunities VCT 2 PLC	Murray Johnstone Unit Trust Management Limited
Fund Distribution Limited	Gresham Unit Trust Management Limited
Maryculter House Hotel Limited	G Developments Limited
ADC Zeros 2010 PLC	Aberdeen Private Investors Limited
ADC Zeros 2012 PLC	Midas Income & Growth Trust PLC
Aberdeen Asset Managers Limited	Grampian Country Food Group Limited
Talltray Limited	New City High Yield Trust PLC Themis Investment Management Limited Murray Johnstone International Limited Pointon York Nominees Limited

(iv) James Daryl Hambro

Current Directorship/Partnership	*Former Directorship/Partnership*
Wiltons Holdings Limited	Henry Wyndham (Fine Arts) Limited
JO Hambro Capital Management Limited	JOH Group Limited
Henniker Mews Residents Association Limited	Versatile Group Limited
JO Hambro Capital Management Group Limited	Voyageur Realisation Limited
JO Hambro Capital Management Unit Trust Managers Limited	Enterprise Capital Trust PLC
JO Hambro Capital Limited	ISEC Securities Limited
JO Hambro Unit Trust Managers Limited	Edoli Limited
JO Hambro Capital Management (America) Limited	Waverton's Limited
Circle General Partner Limited	Circle Supermart Limited
Circle Property Management Limited	JOHCM Retail Limited
Wichford Property Management Limited	Biocompatibles International PLC
Wichford Property General Partner Limited	Capital Opportunities Trust PLC
Circle Nominee No. 2 Limited	JO Hambro Asset Management Limited
Circle Nominee No. 1 Limited	JOHIM (Holdings) Limited
Franco's Limited	Ashtenne Holdings Limited
Barrett-Cooke Limited	Peabody Enterprises Limited
Hansteen Holdings pic	Peabody Land Limited
Circle Investment Advisers Limited	Blue Hut Developments Limited
Singer & Friedlander AIM 3 VCT PLC	Ladbroke Developments Limited
Ceres Investments Limited	Peabody Pension Trust Limited
Further Signed Limited	Singer & Friedlander AIM 2 VCT PLC
CCH Advisers Limited	
Merchant Property General Partner Limited	

(v) Ian Rutter

Current Directorship/Partnership	*Former Directorship/Partnership*
None	None

7.5 Graeme Elliot was and remains a non-executive director of Automotive Precision Holdings plc, over which liquidators were appointed on 20 September 2004 pursuant to a creditors' voluntary winding up. According to the latest liquidators' statement of receipts and payments issued pursuant to section 192 of the Insolvency Act 1986, Automotive Precision Holdings plc had assets of £925,000 and outstanding liabilities to unsecured creditors of £8,698,828. The liquidation is ongoing.

7.6 James Hambro was a director of Versatile Group Limited, and its subsidiaries Versatile Projects Limited and Castle Finance Limited over which an administrative receiver was appointed on 28 August 1998 by the Bank of Scotland who had charges and cross guarantees supporting a debt of £2.04 million. In addition, the group had estimated deficiencies as regards creditors of £551,000 and total estimated deficiencies in excess of £700,000. Versatile Group Limited was struck off the Companies Registrar under section 652 of the Act on 15 May 2001.

7.7 Harry Hyman was a director of Aberdeen High Income Trust PLC (1994 – 2003) and Aberdeen Preferred Income Trust PLC (1991 – 2003). Aberdeen High Income Trust PLC was insolvent when joint administrative receivers were appointed on 26 July 2002. The amounts due to creditors were as shown in the statement of affairs sworn by the directors, including Mr Hyman, and totalled £35,776,867. Aberdeen preferred Income Trust was insolvent at the time joint administrative receivers were appointed on 15 September 2002. The deficiency to creditors was £9.1 million. However in February 2004, the company was sold by the receivers by way of scheme of arrangement under section 425 of the Act. As a result of the terms of the scheme of

arrangement, the creditors of the company were compromised, thus restoring the company to solvency, allowing the receivers to resign and hand control of the company back to a new board of directors.

7.8 Save as disclosed above, and at the date of this document, none of the Directors:

(a) has been a member of the administrative, management or supervisory bodies of any companies or a partner in any partnerships in the last five years;

(b) has any convictions in relation to fraudulent offences committed in the last five years;

(c) has been declared bankrupt or entered into a voluntary arrangement in the last five years;

(d) was a member of the administrative, management or supervisory bodies of any companies or a partner in any partnerships which have been the subject of any bankruptcy, receivership or liquidation proceedings in the last five years;

(e) has received any official public incrimination and/or sanctions by any statutory or regulatory authorities (including designated professional bodies) in the last five years; or

(f) has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any companies or from acting in the management or conduct of the affairs of any companies in the last five years.

7.9 Save as disclosed in paragraph 8.7 and 10.1 (c) of this Part VII, none of the Directors have or have had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected by the Company during the current financial year or that ended 30 June 2006 or which was effected by the Company during an earlier financial year and remains in any respect outstanding or unperformed.

7.10 There are no outstanding loans by any member of the Group to any of the Directors nor any guarantees provided by any member of the Group for the benefit of the Directors.

7.11 Set out below are, in so far as is known to the Company, the names of those persons other than the Directors, who directly or indirectly, were interested in three per cent. or more of the issued share capital of the Company which is notifiable under English law as at 14 March 2007 (being the latest practicable date prior to the publication of this document) together with the amount of each such person's interest:

	Number of Ordinary Shares	*Percentage of issued share capital*
Aberdeen Asset Managers Limited	1,553,211	6.39%
Nexus Group Holdings Limited	2,110,700	8.69%

7.12 Immediately following Admission, the following are expected to have notifiable holdings of three per cent. or more in the issued share capital of the Company (on the assumption that all Open Offer Shares are issued and allotted:

	Number of Ordinary Shares	*Percentage of issued share capital*
Aberdeen Asset Managers Limited	2,133,211[1]	6.35%
Nexus Group Holdings Limited	2,110,700	6.28%

1. Note: Aberdeen Asset Managers Limited has conditionally agreed to subscribe for 580,000 Placing Shares.

7.13 Save as mentioned in this paragraph 7, so far as the Company is aware there are no persons, who are now or will, immediately following Admission, be interested, directly or indirectly, in three per cent. or more of the Company's issued share capital, nor, so far as the Company is aware, are there any persons who, now or at Admission, directly or indirectly, jointly or severally, will exercise or could exercise control over the Company. The Company's shareholders have equal voting rights.

8. Terms of appointment of Directors, fees, loans and other

8.1 No director has a service contract with the Company nor are they appointed for a specific term of office. The Company does not have any employees.

8.2 The contracts for the services of Messrs Hambro and Hyman are with JOHCML and Nexus respectively pursuant to the Management Agreement.

8.3 There are letters of appointment in place for the four other Directors. These provide, subject to the appointment and any re-appointment being in accordance with the terms of the Articles, and to retirement by rotation, that such appointment can be terminated upon either party giving not less than three months' prior written notice, with no compensation for loss of office.

8.4 The fees payable to the Directors are agreed by the Board following the recommendation of the Chairman of the Board with the assistance of independent external advice as required. Directors' fees are determined by the Board subject to the limits set out in the Articles. Directors' fees are currently £15,000 per annum for Directors and £20,000 per annum for the Chairman. These fees remain unchanged since 1 April 2005.

8.5 There are no guarantees provided by the Company or its subsidiaries entered into for the benefit of any Director.

8.6 No amounts have been set aside or accrued by the Group to provide pension, retirement or similar benefits to the Directors.

8.7 Mr Hyman is a director of Nexus and a director and shareholder of Nexus Group Holdings Limited, of which Nexus is a wholly owned subsidiary. Mr Hambro is Chairman of, and an indirect shareholder in, JOHCML. Messrs Hambro and Hyman are therefore deemed to have an interest in the Management Agreement, further details of which are set out in paragraph 10.1(c) of this Part VII.

8.8 The aggregate remuneration paid to the Directors for the year ending 30 June 2006 is £108,000. No Director received any benefits in kind.

8.9 The estimated aggregate remuneration likely to be paid to the Directors for the financial period of the Company ending on 31 December 2007 is £120,000.

8.10 The Board has established an audit committee and an engagement committee. The engagement committee is responsible for the regular review of the terms of the Management Agreement with the Joint Managers. The audit committee is responsible for the review of the accounting policies followed, the annual report and the interim report, the nature and scope of the external audit, their findings, the terms of appointment of the auditors and the provision of any non-audit services. All of the Directors, with the exception of Mr Hambro and Mr. Hyman, are members of the audit and engagement committees.

8.11 The Board as a whole carries out the function of a Directors' remuneration committee.

8.12 The Board is committed to the highest standards of corporate governance and considers that, where appropriate for a company of its size, it complies with the Combined Code and best practice on corporate governance matters.

9. Working Capital

The Company is of the opinion that, taking into account the available bank and other facilities and the net proceeds of the Placing the working capital available to the Group is sufficient for its present requirements, that is for at least 12 months following the date of this document.

10. Material Contracts

10.1 The following is a summary of the material contracts of the Group, being contracts not entered into in the ordinary course of business and: (i) entered into during the two years preceding the date of this document and/or (ii) entered into by any member of the Group which contains an obligation or entitlement which is material to the Group as at the date of this document.

(a) Pursuant to the Placing Agreement, Numis has agreed to use reasonable endeavours to procure subscribers for, or failing which itself to subscribe for New Ordinary Shares for which Placing letters have been received but which are not taken up under the Placing in accordance with the Placing Agreement. In consideration of its services under the Placing Agreement, Numis will be paid:

(i) a corporate finance fee of two hundred thousand pounds (£200,000); and

(ii) a commission equal to 2.25 per cent. of the gross proceeds of the Placing up to £25 million and 2.5 per cent. of the gross proceeds of the Placing in excess of £25 million.

The Company will pay all other costs, charges and expenses of, or incidental to, the issue of New Ordinary Shares, including the fees of the UK Listing Authority and the London Stock Exchange, printing costs, registrars' and receiving bankers' fees, the Company's legal expenses, and Numis's legal and out of pocket expenses, and all related irrecoverable value added tax, if applicable.

The Placing Agreement, which contains certain warranties and indemnities by the Company in favour of Numis, is conditional, *inter alia*, on:

(a) the passing of the Resolutions numbered 1, 2 and 3;

(b) Admission becoming effective on or before 12 April 2007 (or such later date as Numis may agree).

Numis may terminate the Placing Agreement if *inter alia*, the Company fails to comply with any of its obligations thereunder or any of the warranties contained in the Placing Agreement ceases to be true and not misleading at any time prior to Admission of the New Ordinary Shares.

Numis may also terminate the Placing Agreement up to the time of Admission if, *inter alia*, an event occurs, or if there is a change in national or international financial, monetary, economic, political or market conditions, which in Numis's reasonable opinion after consultation with the Company is or may be materially prejudicial to the Group or the Placing and Open Offer.

(b) A share purchase agreement dated 22 December 2006 between Barry Bennett, Victor Newman and Richard Upton (1) and the Company (2) whereby the Company acquired the entire issued share capital of Cathedral Healthcare (Holdings) Limited (now known as PHIP CHH Limited) for a total cash consideration of £39.225 million. An initial payment of approximately £31 million was paid on completion, and the balance of the total consideration will be paid following completion of the development work on three of the nine primary healthcare facilities owned by PHIP CHH Limited.

(c) A management agreement dated 14 March 1996 and amended on 17 July 2000 between the Company (1) Nexus Management Services Limited (2) and JOHCML (3) (the "Management Agreement") (which agreement was novated to Nexus on 14 February 2005) as amended by a deed of variation dated 23 November 2006 whereby the Company has appointed JOHCML to provide certain administrative and accounting services including acting as Company Secretary and has appointed Nexus for the purpose of identifying and selecting properties and negotiating and finalising the purchase and finance terms in relation thereto and also to monitor the properties (collectively "Joint Managers"). In addition, JOHCML and Nexus are jointly to provide certain advisory services to the Company, and Nexus is to provide the services of Managing Director of the Company (such person to be approved by the Company and to spend at least 10 full working days per calendar month on the business of the Company). During the term of the agreement, JOHCML and Nexus each have the continuing right to appoint and remove one person as a Director of the Company. The current annual fee payable to each of Nexus and JOHCML in respect of the services of Mr Hyman and Mr Hambro respectively, as appointed under the Management Agreement, is £15,000 (plus VAT) as referred to in paragraph 8.4 of this Part VII above, as updated in the deed of variation referred to below. The Joint Managers have undertaken to give the Company the right of first refusal on any purchase or leasing transaction in the primary health sector, which is offered to either as principal. The Management Agreement is terminable by not less than two years' written notice (other than in circumstances of default).

(d) A deed of variation dated 23 November 2006 (the "Deed") and made between the Company (1), Nexus (2) and JOHCML (3) whereby the parties acknowledged that the management options granted to the Joint Managers were exercised in full on 21 September 2006 and accordingly, that the management options agreement had expired. The Deed also provided that the Joint Managers are entitled to 15 per cent. of any performance in excess of an 8 per cent. per annum increase in the Company's "Total Return" (such Total Return being derived from the audited accounts for the financial year ending on such date as shall be the accounting reference date of the Company in the year immediately preceding the proposed date of payment.)

On the basis of those financial statements, the Total Return would be determined by calculating the change in the net asset value per Ordinary Share, on a fully diluted basis, after adjustment for any increase or reduction in the issued share capital of the Company and adding back gross dividends paid per Ordinary Share. The Deed also increases the Directors' fees to £15,000 per annum in the Management Agreement in accordance with the fees applicable at the time of the execution of the Deed.

(e) The Company entered into a credit facility agreement with RBS dated 9 March 2005 as amended from time to time, the latest amendment being 14 February 2007 under which RBS granted to the Company and, through the latest amendment certain UK subsidiaries as additional borrowers, a guarantee facility of £10 million and long term finance facility of £140 million for the purpose of purchasing properties, repayable on 31 January 2013, or, if earlier, upon the sale of all the properties purchased by the Company. The margin increases from 0.70 per cent. to 0.75 per cent. depending on level of interest cover over consolidated borrowing costs (the trigger is a coverage of 1.5 :1) Advances on the facility are subject to various conditions including (i) reports on title, (ii) property valuations, (iii) adequate interest hedging arrangements, and (iv) first legal charge over the properties. Interest is payable in individual advances at a rate of LIBOR plus the lender's mandatory costs rate plus the margin. There is a commitment fee of 0.35 per cent. per year on the unutilised portion of the facility. The facility is secured by (i) fixed and floating charges over the properties and the Company's assets and undertaking, (ii) legal assignment of the rental income, and (iii) first legal charge over any account opened with RBS. The terms of the facility contain a provision that the amount outstanding under the facility shall not be greater than 75 per cent. of the value of the properties owned by the Company and its subsidiaries. The credit facility contains representations, covenants and events of default, each as more particularly described in the facility agreement. These are typical of property finance loans available in the market currently.

(f) The Company, Primary Health Investment Properties Limited, Primary Health Investment Properties (No. 2) Limited and Primary Health Investment Properties (No. 3) Limited (the "Borrowers") entered into a bilateral loan agreement with AIB on 13 October 2004. The loan agreement has been amended by agreement between the parties a number of times the most recent being on 14 February 2007. Pursuant to the terms of the loan agreement, AIB has made available to the Borrowers a multi-currency revolving loan facility, for general corporate purposes, in an amount equal to £50 million, the termination date being 30 January 2013. Under the terms of the facility, each amount drawn down (minimum of £250,000) shall be repaid by the relevant Borrower at the end of an agreed interest period, in default of such agreement being 3 months from drawdown. Interest is payable on individual advances at a rate of LIBOR plus the lender's mandatory costs rate a margin which varies according to the level of interest cover over borrowing costs. The margin is 0.70 per cent. per annum if interest cover is greater than 1:5:1, rising to 0.75 per cent. if interest cover is less than 1:5:1 and 1 per cent. per annum if less than 1:25:1. There is a commitment fee of 0.3 per cent. per year of the unused portion of the facility. The agreement contains (i) various indemnities on the part of the relevant Borrower including a currency indemnity and (ii) a guarantee on the part of the relevant Borrower jointly and severally guaranteeing, amongst other things, the performance of each of the other Borrower's obligations under the agreement, security agreements and/or hedging

agreements with AIB, and undertaking to pay any amount due to AIB by a Borrower. The facility has been secured by the entry into various security documents in favour of AIB, including the grant of fixed and floating charges and legal charges over the properties. Conditions to the utilisation of the facility include the provision of a property report on title prepared and the provision of evidence that adequate insurance is in place. The Company and certain of its subsidiaries (including each of the Borrowers under the RBS and AIB facilities) guarantees in the event of default by any member of the Group to make a payment due to the relevant member to make such a payment.

(g) The Company entered into an Intercreditor Agreement on 17 February 2005 as amended from to time with RBS and AIB (the "Lenders") whereby the Lenders have agreed that neither Lender will increase the overall amount available to the Group without notifying the other Lender. The Intercreditor Agreement provides that the respective security interests of the Lenders shall rank pari passu first in or towards discharge of the AIB liabilities and the RBS liabilities in proportion to their respective amounts and second after discharge in full of the liabilities owed to the Lenders, to the relevant Borrower or Guarantor or such other person entitled to such money. The Lenders agree to inform one another if either intends to enforce the security with a view to agreeing on the method of enforcement.

11. Litigation

Neither the Company nor any of its subsidiaries is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Company is aware), during the 12 months preceding the date of this document, which may have, or have had in the recent past significant effects on the issuer and / or the Group's financial position or profitability.

12. Significant Change

There has been no significant change in the financial or trading position of the Group since 30 June 2006, which is the date to which the Group's accounts were last audited.

13. Dilution

13.1 The issue of the maximum number of New Ordinary Shares will result in a dilution to existing Shareholders of approximately 38 per cent.

13.2 The issue of the minimum number of New Ordinary Shares will result in a dilution to existing Shareholders of approximately 28 per cent.

14. General

14.1 The total costs relating to the Placing being paid by the Company, are estimated to amount to £1.4 million (inclusive of Value Added Tax).

14.2 The Company's registrars and receiving agents for the Placing and Open Offer are Capita Registrars of The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU.

14.3 Numis has given, and not withdrawn, its written consent to the issue of this document with the inclusion in it of its name in the form and context in which it appears.

14.4 Ernst & Young LLP has given, and has not withdrawn, its written consent to the issue of this document with the inclusion in it of its report and the references to such report and to itself in the form and context in which they respectively appear. Ernst & Young LLP has authorised the contents of its report for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

14.5 Lambert Smith Hampton has given, and has not withdrawn, its written consent to the issue of this document with the inclusion in it of its report and the references to such report and to itself in the form and context in which they respectively appear.

14.6 The auditors of the Company are Ernst & Young LLP of 1 More London Place, London, SE7 2AF who have audited the Company's accounts for the three financial years ended 30 June 2006. The audit reports were unqualified.

14.7 The financial information concerning the Group contained in this document does not constitute statutory accounts within the meaning of section 240(5) of the Act. Annual accounts of the Company and its subsidiaries for the three financial years ended 30 June 2006 and on which the auditors gave unqualified reports have been delivered to the Registrar of Companies.

14.8 Set out below are the closing middle-market quotations for an Ordinary Share on the first dealing day in each of the preceding six months and on 14 March 2007 (the latest practical date prior to the publication of this document) as extracted from the London Stock Exchange Daily Official List:

Date	*Price (p)*
14 March 2007	449.75
1 March 2007	455.00
1 February 2007	488.00
2 January 2007	504.25
1 December 2006	465.00
1 November 2006	434.75
2 October 2006	479.50

The New Ordinary Shares are being issued at a price of 430p per Ordinary Share which does not represent a discount of more than ten per cent. on the latest such middle market quotation.

14.9 The existing Ordinary Shares are admitted to the Official List and admitted to trading on the London Stock Exchange.

14.10 The New Ordinary Shares are to be issued at a price of 430p per Ordinary Share, representing a premium of 380p above the nominal value of fifty pence (50p) per share.

14.11 The New Ordinary Shares have not been marketed, nor are they available in whole or in part, to the public in connection with the application for listing save under the terms of the Placing and Open Offer. The New Ordinary Shares will, when issued, be in registered form and will be capable of being held in certificated and uncertificated form.

14.12 The Directors believe that there are no patents, licences, contracts or processes which are of fundamental importance to the Group's business or profitability.

14.13 The Company confirms that the information in this document which has been sourced from third parties has been accurately reproduced and that, as far as it is aware and is able to ascertain from information published by each of those third parties, no facts have been omitted which would render the information reproduced inaccurate or misleading.

14.14 No person has been authorised to give any information or make any representation in connection with the Placing and Open Offer, other than as contained in this document or in any supplementary prospectus or announcement relating to the Placing and Open Offer which may be published or made by the Company, and, if given or made other than aforesaid, such information or representation must not be relied upon as having been authorised by the Company, the Directors, Numis or any of them.

14.15 There are no mandatory takeover bids outstanding in respect of the Company and none has been made either in the last financial year or the current financial year of the Company to date.

14.16 The International Security Identification Number (ISIN) of the Ordinary Shares is GB0007015521

15. Documents available for Inspection

Copies of the following documents may be inspected at the offices of Numis at 5th Floor, Cheapside House, 138 Cheapside, London, EC2V 6LH until 19 March 2007, and then at the new offices of Numis at the London Stock Exchange Building, 10 Paternoster Square, London, EC4M 7LT and at the registered office of the Company during usual business hours on any weekday (Saturdays and public holidays excepted) until the date of the Extraordinary General Meeting and will also be available at the Extraordinary General Meeting:

15.1 the Memorandum and Articles of Association of the Company (including a copy incorporating the proposed amendments to the Articles of Association);

15.2 the audited consolidated accounts of the Company and its subsidiaries for the three financial years ended 30 June 2006;

15.3 the unaudited consolidated accounts of the Company and its subsidiaries for the financial period ending 31 December 2006;

15.4 the full terms of the proposed amendment to the Articles referred to on page 23 of Part II above;

15.5 the material contracts referred to in paragraph 10 above;

15.6 the report of Ernst & Young LLP relating to Part IV;

15.7 the written consents referred to in paragraph 14 above; and

15.8 this document, the Application Form and the Form of Proxy.

16. Information incorporated by reference

Information incorporated by reference	*Document reference*	*Page reference in this document*
Annual Report 2004 including consolidated profit and loss, consolidated balance sheet, consolidated cash flow, audit report and notes to the accounts	2004 Annual Report (pages 25 - 46)	Page 31 - 42
Annual Report 2005 including consolidated profit and loss, consolidated balance sheet, consolidated cash flow, audit report and notes to the accounts	2005 Annual Report (pages 29 - 50)	Page 31 - 42
Annual Report 2006 including consolidated profit and loss, consolidated balance sheet, consolidated cash flow, audit report and notes to the accounts	2006 Annual Report (pages 28 - 85)	Page 31 - 42

The 2004 Annual Report, the 2005 Annual Report and the 2006 Annual Report are available on the Company's website at www.phpgroup.co.uk

15 March 2007

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended by the Companies Act 2006
"Admission"	the admission of all of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's markets for listed securities becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" issued by the London Stock Exchange containing admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities, as amended from time to time
"AIB"	Allied Irish Banks plc
"Application Form"	the non-renounceable application form relating to the Open Offer being sent to Qualifying Shareholders with this document
"Business Day"	any day other than a Saturday, or Sunday, a bank holiday or a public holiday in the UK
"Articles"	the articles of association of the Company
"Capita Registrars"	a trading name of Capita IRG Plc
"City Code"	the City Code on Takeovers and Mergers
"Combined Code"	the Combined Code on Corporate Governance
"Company" or "PHP"	Primary Health Properties PLC, registered in England and Wales with Company number 03033634
"CREST Stock Account"	a Qualifying Shareholder's CREST stock account
"CREST"	the relevant system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
"CRESTCo"	CRESTCo Limited, the operator of CREST
"Directors" or "Board"	the directors of the Company whose names are set out in Part II of this document
"Electronic Communications Provisions"	the rules for electronic communications between companies, shareholders and others as contained in sections 1143-1148 and schedules 4 and 5 of the Companies Act 2006
"Excluded Territories"	the United States, Australia, Canada, Japan and South Africa
"Existing Ordinary Shares"	the 24,277,718 ordinary shares in issue at the date of this document
"Extraordinary General Meeting" or "Meeting"	the Extraordinary General Meeting of the Company convened for 11 April 2007

"Form of Proxy"	the form of proxy accompanying this document for use by Shareholders in respect of the Extraordinary General Meeting
"FSMA"	the Financial Services and Markets Act 2000
"Group"	the Company and its subsidiaries
"HMRC"	HM Revenue & Customs
"ICTA"	Income and Corporation Taxes Act 1988
"Issue Price"	430p per New Ordinary Share
"ITTOIA"	Income Tax (Trading and Other Income) Act 2005
"JOHCML"	J O Hambro Capital Management Limited of Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB
"Joint Managers"	JOHCML and Nexus
"Listing Rules"	the rules and regulations of the UK Listing Authority (as amended from time to time) made under Part VI of the Financial Services and Markets Act 2000
"London Stock Exchange"	the London Stock Exchange Plc
"Management Agreement"	the management agreement described at paragraph 10.1(c) of Part VII of this document
"New Ordinary Shares"	new Ordinary Shares proposed to be issued pursuant to the Placing and the Open Offer
"Nexus"	Nexus PHP Management Limited of Alexandra House, Alexandra Terrace, Guildford, GU1 3DA
"Non-PID Dividend"	any dividend of the Company other than a PID received by a Shareholder of the Company
"Numis"	Numis Securities Limited
"Official List"	the official list of the UK Listing Authority
"Open Offer"	the conditional open offer being made by Numis, acting as agent for the Company, to Qualifying Shareholders to apply to subscribe for the Open Offer Shares at the Issue Price and on the terms and conditions set out in this document and in the Application Form
"Open Offer Entitlement"	an entitlement to subscribe for New Ordinary Shares, allocated to a Qualifying Shareholder pursuant to the Open Offer
"Open Offer Shares"	up to 1,867,516 New Ordinary Shares, which are the subject of the Open Offer
"Ordinary Shares"	the fully paid ordinary shares of 50p each in the Company
"Overseas Shareholders"	holders of Ordinary Shares who have registered addresses in, or who are citizens or residents of, countries other than the United Kingdom
"Placing"	the conditional placing by Numis on behalf of the Company of the Placing Shares pursuant to the Placing Agreement

"Placing Agreement"	the conditional agreement dated 15 March 2007 between the Company and Numis described in paragraph 10.1(a) of Part VII of this document
"Placing Shares"	the 7,441,860 New Ordinary Shares which are to be allotted pursuant to the Placing
"Property Valuer"	Lambert Smith Hampton of Interchange Place, Edmund Street, Birmingham, B3 2TA
"Property Income Distribution" or "PID"	a dividend within section 121(1) of the Finance Act 2006 received by a Shareholder in respect of profits and gains of the tax-exempt business of the Group
"Prospectus"	this document detailing, *inter alia*, the terms of the Placing and Open Offer
"Prospectus Rules"	the prospectus rules made by the UK Listing Authority for the purpose of Part IV of the Financial Services Markets Act 2000 (as amended from time to time)
"Qualifying CREST Shareholders"	Qualifying Shareholders holding Ordinary Shares in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders holding Ordinary Shares held in certificated form
"Qualifying Shareholders"	holders of Ordinary Shares on the register of the Company on the Record Date other than certain Overseas Shareholders as set out in paragraph 2 of Part III of this document
"RBS"	the Royal Bank of Scotland plc
"Record Date"	the close of business on 14 March 2007
"REIT"	Real Estate Investment Trust
"Regulations" or "CREST Regulations"	The Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time
"Regulated Information Service"	An information service that is approved by the Financial Services Authority as meeting the criteria for Regulated Information Services and is on the Financial Service Authority's list of Regulatory Information Services
"Resolutions"	the resolutions set out in the notice of Extraordinary General Meeting on pages 76 and 77 of this document
"Shareholders"	holders of Ordinary Shares
"Sponsor" or "Broker"	Numis
"Substantial Shareholder"	a company (as defined in section 832(1) ICTA a deemed body corporate for the purposes of overseas jurisdiction with which the UK has a double tax agreement) who is beneficially entitled (directly or indirectly) to 10 per cent. or more of the shares or dividends of the Company or controls (directly or indirectly) 10 per cent. or more of the voting rights of the Company
"Substantial Shareholding"	the shares in respect of which a Substantial Shareholder is entitled to dividends (directly or indirectly) and/or to which a Substantial Shareholder is beneficially entitled (directly or indirectly) and/or votes attached to which are controlled (directly or indirectly) by the Substantial Shareholder

"Takeover Panel"	the Panel on Takeovers and Mergers
"TCGA"	Taxation of Chargeable Gains Act 1992
"UK"	the United Kingdom
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority to the purposes of Part VI of the Financial Services and Markets Act 2000
"UK-REIT"	a real estate investment trust established in the United Kingdom
"uncertificated" or "in uncertificated form"	an Ordinary Share recorded on the Company's share register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"Valuation Report"	the property valuation report dated 15 March 2007 and prepared by Lambert Smith Hampton required in accordance with Rule 5.6.5 of the Listing Rules

NOTICE OF EXTRAORDINARY GENERAL MEETING

PRIMARY HEALTH PROPERTIES PLC

(Incorporated in England and Wales under the Companies Act 1985, with registered number 3033634)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Primary Health Properties PLC (the "Company") will be held on 11 April 2007 at 11 am in the Board Room at Ground Floor, Ryder Court, 14 Ryder Street, London, SW1Y 6QB to consider and, if thought fit, pass the following resolutions of which resolutions 1 and 2 will be proposed as ordinary resolutions and resolutions 3, 4 and 5 will be proposed as special resolutions:

Resolutions

1. THAT the authorised share capital of the Company be increased from £20,000,000 to £25,000,000 by the creation of 10,000,000 ordinary shares of 50p each ranking *pari passu* in all respects with the existing ordinary shares in the capital of the Company.

2. THAT the directors be and are hereby generally and unconditionally authorised (in substitute for all previous such authority which is hereby revoked but any allotment pursuant to such previous authority) to exercise all the powers of the Company to without prejudice to the validity of allotment pursuant to such previous authority to exercise all the powers of the Company to allot relevant securities (as defined in section 80 of the Companies Act 1985 (the "Act")) up to an aggregate nominal amount of £4,654,688 provided that this authority shall expire at the end of the next annual general meeting of the Company, except that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred by this resolution had not expired and that this authority shall be in substitution for all previous authorities conferred upon the directors pursuant to section 80 of the Act but without prejudice to the allotment of any relevant securities already made or to be made pursuant to such authorities.

3. THAT, subject to and conditional upon the passing of resolutions 1 and 2 above, the directors be and hereby empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the general authority conferred on the Directors pursuant to resolution 2 above as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to:

   (a) the allotment of equity securities up to an aggregate nominal amount of £4,654,688 in connection with the Placing and Open Offer and on the terms of the Placing Agreement as described in the Prospectus and dated 15 March 2007;

   (b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities in connection with a rights issue or other *pro rata* offer in favour of holders of ordinary shares in the capital of the Company where the equity securities respectively attributable to the interests of all the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of equity securities held by them subject in each case to such exclusions or other arrangements as the directors may consider necessary or expedient to deal with fractional entitlements or legal difficulties under the laws of any territory or the requirements of a regulatory body; and

   (c) the allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) of equity securities up to an aggregate nominal amount of £840,000.

   and shall expire on the expiry of the authority contained in resolution number 2 above except that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred by this resolution had not expired.

4. THAT it is resolved that the Company may send or supply any document or information that is required or authorised to be sent or supplied to a member or any other person by the Company by a provision of the Companies Acts (as defined in section 2 of the Companies Act 2006), or pursuant to the Company's Articles of Association or to any other rules or regulations to which the Company may be subject, in electronic form or by making it available on the Company's website, and the provisions of Schedule 5 to the Companies Act 2006 shall apply whether or not any document or information is required or authorised to be sent by the Act and this resolution shall supersede any provision in the Company's Articles of Association to the extent that it is inconsistent with this resolution.

5. THAT, pursuant to section 9 of the Act, the Articles of Association of the Company be amended to reflect the provisions contained in the document produced to the meeting, and, for the purposes of identification, signed by the Chairman, which serve to authorise the directors to permit shares of any class held in the Company to be held in uncertificated form and to be transferred by means of a relevant system in accordance with the Uncertificated Securities Regulations 2001 (including any modification of them or any regulations in substitution of them from time to time in force) and include further provisions regarding the Company's rights in uncertificated shares and the shareholders' rights in relation to uncertificated shares.

By order of the Board

Registered Office:
Ground Floor
Ryder Court
14 Ryder Street
London
SW1Y 6QB

J O Hambro Capital Management Limited
Company Secretary

15 March 2007

Notes:

1. Any member of the Company entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and, on a poll, vote on his or her behalf. A proxy need not be a member of the Company. To be valid, a form of proxy, and any power of attorney under which it is signed, must be lodged with the Company's registrars at Capita Registrars, The Proxy Processing Centre, Telford Road, Bicester, OX26 4LD, no later than 48 hours before the time of the extraordinary general meeting. A form of proxy is enclosed. The completion and return of a form of proxy will not preclude a member from attending and voting at the meeting in person.

2. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, only those persons whose names are entered on the register of members of the Company at the close of business on 14 March 2007 shall be entitled to attend the meeting and to vote in respect of the number of shares registered in their name at that time. Changes to the register of members after that time shall be disregarded in determining the right of any person to attend and/or vote at that meeting.

Exhibit 48

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser (who in the United Kingdom, should be authorised under the Financial Services and Markets Act 2000).

If you have sold or otherwise transferred all or some of your ordinary shares of 50 pence each ("Ordinary Shares") in the capital of Primary Health Properties PLC (the "Company") please pass this document and the accompanying proxy form to the stockbroker, bank or other agent through whom you made the sale or transfer, for transmission to the purchaser or transferee.

PRIMARY HEALTH PROPERTIES PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 3033634)

Notice of Annual General Meeting to be held on Thursday 15 November 2007 at 10.30 am in the Board Room at Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB

Your attention is drawn to the Notice of the Annual General Meeting of the Company which appears on pages 4 and 5 of this circular and to the explanatory notes on page 3. A form of proxy is enclosed.

Primary Health Properties PLC
(Registered in England and Wales No: 3033634)

Directors:
Graeme A Elliot (Non-executive Chairman)
Harry A Hyman (Managing Director)
Martin Gilbert (Non-executive Director) *(alternate: W J C Hemmings)*
James D Hambro (Non-executive Director)
Dr Ian P Rutter OBE (Non-executive Director)
Alun R Jones (Non-executive Director)
(together the "Directors" or the "Board")

Registered Office:
Ground Floor, Ryder Court
14 Ryder Street
London SW1Y 6QB

26 September 2007

To the holders of Ordinary Shares ("Shareholders")

Dear Shareholder,

Notice of Annual General Meeting
The Company is required by its Articles of Association to hold an Annual General Meeting in each year. Since the accounting reference date was extended to 31 December 2007, the Company's financial report for the eighteen months ending 31 December 2007 will not be available until 2008 and the 2007 Annual General Meeting will not therefore receive the Annual Report, declare a final dividend or receive the Directors' Remuneration Report. The Notice of the 2007 Annual General Meeting and the form of proxy is enclosed for your attention. The notice of annual general meeting sets out the items of business to be considered, resolutions 1 to 5 deal with the re-election of Directors and resolutions 6 to 8 with the renewal of certain Directors' authorities as described on page 3.

Mr Alun Jones was appointed by the Board on 1 May 2007. In accordance with the Company's Articles of Association, any Directors appointed during the year by the Directors holds office only until the next Annual General Meeting at which he is required to stand for re-appointment. Resolution 1 of the Notice of Annual General Meeting to re-appoint Mr Jones can be found on page 4.

Mr Jones is aged 59, a Chartered Accountant and recently retired from PricewaterhouseCoopers LLP, where he had been a partner since 1981. He is an independent Non -Executive Director, Chairman of the Audit Committee and a member of the Management Engagement Committee.

In accordance with A.7.2 of the Combined Code Messrs Elliot, Gilbert and Hambro are subject to annual election and accordingly resolutions to reappoint them will be put to the Annual General Meeting and are included in the Notice of Annual General Meeting on page 4. Resolutions 2 to 4 relate to the re-election of these Directors.

Mr Hyman, retires by rotation in accordance with the Company's Articles of Association and, being eligible, offers himself for re-election. Resolution 5 of the Notice of Annual General Meeting deals with his re-election.

Biographical details for all Directors to be re-elected are included below.

Biographical details of those Directors to be re-elected

Graeme Elliot aged 65. Non-Executive Chairman. Appointed February 1996. Chairman of the Management Engagement Committee and a Member of the Audit Committee. Mr Elliot was formerly Executive Vice-Chairman of Slough Estates PLC, prior to which he held senior positions at Rio Tinto Plc.

Martin Gilbert aged 52. (alternate William J C Hemmings) Non-Executive Director. Appointed May 1996. Mr Gilbert is Chief Executive of Aberdeen Asset Management PLC. Clients of its wholly owned subsidiary are interested in 4.62% of the total voting rights of the Company. He is Chairman of FirstGroup PLC, Chaucer PLC and a director of a number of investment trusts.

James Hambro, aged 58, Non-Executive Director. Appointed February 1996. Mr Hambro is Chairman of J O Hambro Capital Management Group Limited and its subsidiary undertakings including J O Hambro Capital Management Limited which acts as the Company's Joint Manager and Company Secretary. He is also Chairman of Hansteen Holdings PLC and Wichford Property Management Limited and a director of

Singer & Friedlander AIM 3 VCT PLC, Wiltons Holdings Limited and a number of private companies. He is Chairman of The Henry Smith Charity and of the International Students Trust.

Harry Hyman, aged 51. Managing Director. Appointed February 1996. Mr Hyman is the founder and Managing Director of Nexus Group Holdings Limited, the holding company for a group of companies engaged in the provision of independent advice and financial services to organisations operating in the public and private sectors with particular emphasis on health and property, of which Nexus PHP Management Limited is a subsidiary. He is also a non-executive director of a number of other companies including General Medical Clinics PLC and Royal London UK Income & Equity Trust Plc.

The Chairman and other members of the Board recommend that the Directors retiring be re-elected. The Chairman has confirmed that all Directors retiring and seeking re-election have been subject to performance evaluation and as part of this evaluation the Chairman confirms that they continue to demonstrate commitment to their role and in his view continue to fulfil their functions responsibly. The other members of the Board have evaluated the performance of the Chairman and recommend his reappointment.

Explanatory Notes for the Special Business to be transacted at the Annual General Meeting

Resolution 6 Renewal of Directors' Authority to allot shares

The authority given to the Directors at the Extraordinary General Meeting of the Company held on 11 April 2007 to allot shares expires at the conclusion of this year's Annual General Meeting. Resolution 6 will renew the authority to allot Ordinary Shares of the Company on similar terms as in previous years. If passed, Resolution 6 the Directors will have the authority to allot Ordinary Shares of the Company up to an aggregate nominal amount of £5,597,849 representing the one third of the issued share capital. This authority will expire at the next Annual General Meeting of the Company or, if earlier, 15 months after the passing of this resolution.

The Directors have no present intention of exercising the authority (if renewed) to allot the Ordinary Shares but reserve the right to allot the Ordinary Shares at any time.

Resolution 7 Renewal of Directors' Authority for the disapplication of pre-emption rights

The authority given to Directors to disapply pre-emption rights expires at the Annual General Meeting. Resolution 7 will renew the disapplication of pre-emption rights thereby authorising the Directors to allot equity securities up to a maximum aggregate renewal amount of £839,677 representing 1,679,354 Ordinary Shares of 50 pence each, being equivalent to 5% of the current issued share capital, without first offering such securities to existing Shareholders.

Resolution 8 Renewal of authority to purchase the Company's own shares

The authority for the Company to purchase a maximum of 3,358,709 Ordinary Shares in the market, representing 10% of the issued share capital, expires at the forthcoming Annual General Meeting. It was not used during the current year and Resolution 8 renews this authority for a further year. The Directors intend to exercise this authority only when, in the light of market conditions prevailing at the time and taking into account investment opportunities, appropriate gearing levels and the overall financial position, they believe that the effect of such purchases will be to increase the underlying value per Ordinary Share having regard to the interests of Shareholders generally. Shares will not be bought at a price of less than 50 pence each being the nominal value of each share nor more than 5% above the average middle market quotation of the shares over the preceding five business days nor will they be purchased during periods when the Company would be prohibited from making such purchases. Purchases will be made within guidelines set by the Board and using available reserves. Ordinary Shares purchased will be cancelled and the number of shares in issue reduced accordingly.

Company Secretary
J O Hambro Capital Management Limited

Primary Health Properties PLC

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Primary Health Properties PLC (the "Company") shall be held on 15 November 2007 at 10.30 am in the Board Room at Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB for the following purposes:

ORDINARY BUSINESS:

To consider and, if thought fit, pass the following resolutions as ordinary resolutions;

1. To re-appoint Mr A R Jones as a Director of the Company being a Director who was appointed since the previous Annual General Meeting;
2. To re-elect Mr G A Elliot as a Director of the Company being a Director subject to annual election;
3. To re-elect Mr M J Gilbert as a Director of the Company being a Director subject to annual election;
4. To re-elect Mr J D Hambro as a Director of the Company being a Director subject to annual election;
5. To re-elect Mr H A Hyman being a Director who retires by rotation as a Director of the Company;

SPECIAL BUSINESS:

To consider and, if thought fit, pass the following resolutions as ordinary or special resolutions as indicated below:

ORDINARY RESOLUTION

6. THAT the Directors be and they are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act 1985 ("the Act")) up to an aggregate nominal amount of £5,597,849 provided that this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, except that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred by this resolution had not expired and that this authority shall be in substitution for all previous authorities conferred upon the Directors pursuant to Section 80 of the Act but without prejudice to the allotment of any relevant securities already made or to be made pursuant to such authorities.

SPECIAL RESOLUTIONS

7. THAT, subject to the passing of Resolution 6, the Directors be and they are hereby empowered, pursuant to section 95 of the Act, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by Resolution 6, as if section 89 of the Act did not apply to any such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue or other pro rata offer in favour of holders of ordinary shares where the equity securities respectively attributable to the interests of all the ordinary shareholders are proportionate (as nearly as may be) to the respective number of equity securities held by them subject in each case to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with fractional entitlements or legal difficulties under the laws of any territory or the requirements of a regulatory body; and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £839,677;

and shall expire at the conclusion of the Annual General Meeting of the Company after the date of the passing of this resolution except that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and

the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred by this resolution had not expired.

8. THAT the Company be and are hereby generally and unconditionally authorised, in accordance with section 166 of the Act, to make market purchases (within the meaning of section 163 of the Act) of ordinary shares of 50p each in the capital of the Company ("Ordinary Shares") on such terms and in such manner as the Directors may from time to time determine provided that:

   (a) the maximum number of Ordinary Shares authorised to be purchased is 3,358,709;

   (b) the minimum price which may be paid for an Ordinary Share is 50p (the nominal value) (exclusive of expenses (if any) payable by the Company);

   (c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is purchased (exclusive of expenses (if any) payable by the Company); and

   (d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company except that the Company may before such expiry make a contract to purchase its own shares which will or may be completed or executed wholly or partly after such expiry.

By Order of the Board

J O Hambro Capital Management Limited
Company Secretary
Date: 19 September 2007

Registered Office: Ground Floor

Ryder Court

14 Ryder Street

London SW1Y 6QB

Registered No: 3033634

Notes:

1. Any member entitled to attend and vote at this meeting is entitled to appoint one or more proxies to exercise all or any of his rights to attend, vote, speak and demand a poll in his or her place. A proxy need not be a member of the Company. A form of proxy is enclosed.
2. To be valid, completed forms must be received at the offices of the Company's registrars, Capita Registrars, The Registry, 34 Beckenham, Kent, BR5 4TU not less than 48 hours before the time fixed for the meeting. Deposit of the form of proxy will not prevent a member from attending the meeting and voting in person.
3. (a) The Register of Directors' Interests in the Company is available for inspection at the registered office of the Company during normal business hours on each weekday (public holidays excluded) and at the place of the Annual General Meeting for 15 minutes prior to and during the meeting.
   (b) there are no service contracts.
4. The Company specifies, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, that only those Shareholders registered in the register of members of the Company as at 6 pm on 13 November 2007 shall be entitled to attend or vote at the General Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the register after that time will be disregarded in determining the right of any person to attend or vote at the meeting.
5. The "Vote withheld" option on the form of proxy is provided to enable a member to abstain on any particular resolution. It should be noted that an abstention is not a vote and will not be counted in calculating the votes "for" or "against" a resolution.

I/We, the undersigned, being (a) members(s) of the above-named Company

Name(s) in full ....
(BLOCK LETTERS PLEASE)
hereby appoint the Chairman of the Meeting or

....(see note 3)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 15 November 2007 and at any adjournment thereof, in the following manner:

		For*	Against*	Vote withheld* (see note 6)
1.	To reappoint Mr A R Jones as a Director of the Company;			
2.	To re-elect Mr G A Elliot as a Director of the Company;			
3.	To re-elect Mr M J Gilbert as a Director of the Company;			
4.	To re-elect Mr J D Hambro as a Director of the Company;			
5.	To re-elect Mr H A Hyman as a Director of the Company;			
6.	The Ordinary Resolution to renew the Directors' authority to allot equity securities;			
7.	The Special Resolution to disapply pre-emption rights when issuing securities;			
8.	The Special Resolution authorising the Company to make market purchases of Ordinary Shares.			

*PLEASE INDICATE BY MARKING 'X' IN THE APPROPRIATE SPACE HOW YOU WISH YOUR VOTE TO BE CAST.

As WITNESS my/our hand(s) this .... day of ....

Signature ....

....

Notes:

1. If this form is returned without any indication as to how the person appointed as proxy shall vote, he will exercise his discretion as to how he votes or whether he abstains from voting.
2. This form of proxy, duly signed, and any power of attorney under which it is executed must be deposited at the offices of the Company's Registrars not less than two business days before the time fixed for holding the meeting or an adjourned meeting. Returning the proxy will not prevent you from attending and voting in person.
3. A member may appoint a proxy/proxies of his own choice by deleting the reference to the Chairman and inserting the name of his proxy/proxies in the space provided. A proxy need not be a member of the Company but must attend the meeting in person to represent the member.
4. A corporation should complete this form under its common seal or under the hand of a duly authorised officer or attorney.
5. In the case of joint holders, this form may be signed by any one of the holders, but the names of all of them should be stated. The vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the shares.
6. A "vote withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "for" and "against" the resolution.

Third fold and tuck in

BUSINESS REPLY SERVICE
Licence No. MB 122

1

First
fold

CAPITA Registrars
Proxies Department
PO Box 25
BECKENHAM
Kent
BR3 4BR

Second fold

Exhibit 49

28 September 2006

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has entered into a purchase and a funding agreement to purchase a new medical centre in Staffordshire, for approximately £3.4 million (net assets acquired £3.4 million) with an anticipated rent roll of some £195,000 per annum. The building will be let for occupation by a GP Practice and a pharmacy.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC

Mobile: 07973 344768

Tim Walker-Arnott
Director
Nexus Property Management Services Ltd
Tel: 01483 306912
Mobile: 07850 797481

Exhibit 50

12th October 2006

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has entered into purchase and funding agreements for the acquisition of a new medical centre in Northamptonshire, for approximately £11.0 million (net assets acquired £11.0 million). The building will be let for occupation by a GP Practice and a pharmacy.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Mobile: 07973 344768

Tim Walker-Arnott
Director
Nexus Property Management Services Ltd
Tel: 01483 306912
Mobile: 07850 797481

Exhibit 51

News Release

25 January 2007

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that its wholly owned subsidiary Primary Health Investment Properties Limited has acquired a modern medical centre in Wednesbury, West Midlands, for approximately £1,600,000 (net assets acquired £1,500,000) with a rent roll of some £97,000 per annum. The building is let to a GP Practice and a Pharmacy.

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Tel: 01483 306912
Mobile: 07973 344768

Exhibit 52

19th March 2007

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has entered into purchase and funding agreements to purchase a new medical centre in Sandown, Isle of Wight for approximately £3.6 million (net assets acquired £3.6 million) with an anticipated rent roll of some £205,000 per annum. The building will be let for occupation by a GP Practice and a pharmacy.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Mobile: 07973 344768

Tim Walker-Arnott
Property Director
Nexus PHP Management Ltd
Tel: 01483 306912
Mobile: 07850 797481

Exhibit 53

21 March 2007

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has entered into purchase and funding agreements to purchase a new medical centre in Leslie, Scotland for approximately £2.2 million (net assets acquired £2.2 million) with an anticipated rent roll of some £120,000 per annum. The building will be let for occupation by a GP Practice and a pharmacy.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Mobile: 07973 344768

Tim Walker-Arnott
Property Director
Nexus PHP Management Ltd
Tel: 01483 306912
Mobile: 07850 797481

Exhibit 54

22 March 2007

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has entered into purchase and funding agreements to purchase a new medical centre in Morriston, South Wales for approximately £2.1 million (net assets acquired £2.1 million) with an anticipated rent roll of some £122,000 per annum. The building will be let for occupation by a GP Practice and a pharmacy.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Mobile: 07973 344768

Tim Walker-Arnott
Property Director
Nexus PHP Management Ltd
Tel: 01483 306912
Mobile: 07850 797481

Exhibit 55

26 March 2007

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has entered into purchase and funding agreements to purchase a new medical centre in Lossiemouth, Scotland for approximately £6.7 million (net assets acquired £6.7 million) with an anticipated rent roll of some £380,000 per annum. The building will be let for occupation by a two GP Practices and a Pharmacy.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Mobile: 07973 344768

Tim Walker-Arnott
Property Director
Nexus PHP Management Ltd
Tel: 01483 306912
Mobile: 07850 797481

Exhibit 56

News Release

27 March 2007

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has entered into purchase and funding agreements to purchase a new medical centre in Paisley, Scotland for approximately £2.9 million (net assets acquired £2.9 million) with an anticipated rent roll of some £160,000 per annum. The building will be let for occupation by a GP Practice and a pharmacy.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Mobile: 07973 344768

Tim Walker-Arnott
Property Director
Nexus PHP Management Ltd
Tel: 01483 306912
Mobile: 07850 797481

Exhibit 57

28 March 2007

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has entered into purchase and funding agreements to purchase a new medical centre in Kirkintilloch, Scotland for approximately £2.9 million (net assets acquired £2.9 million) with an anticipated rent roll of some £160,000 per annum. The building will be let for occupation by a GP Practice.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Mobile: 07973 344768

Tim Walker-Arnott
Property Director
Nexus PHP Management Ltd
Tel: 01483 306912
Mobile: 07850 797481

Exhibit 58

6th July 2007

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has entered into agreements to purchase two modern purpose built primary medical facilities in North Yorkshire for approximately £7.0 million (net assets acquired £7.0 million) with an anticipated rent roll of some £396,000 per annum. The buildings are occupied by a GP Practice, the Ambulance Service, Primary Care Trusts and a pharmacy.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Mobile: 07973 344768

Tim Walker-Arnott
Property Director
Nexus PHP Management Ltd
Tel: 01483 306912
Mobile: 07850 797481

Exhibit 59

Regulatory Announcement

Go to market news section

Free annual report

Company	Primary Health Properties PLC
TIDM	PHP
Headline	Notice of Results
Released	12:00 10-Sep-07
Number	5742D

RNS Number:5742D
Primary Health Properties PLC
10 September 2007

Primary Health Properties plc

Notice of Interim Results

Primary Health Properties plc, one of the UK's largest providers of modern primary healthcare facilities, will be announcing its interim results for the six months ended 30 June 2007 on Thursday 20 September 2007.

- ends -

Enquiries:

Bell Pottinger Corporate & Financial
David Rydell / Victoria Geoghegan Tel: 020 7861 3232

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Exhibit 60

10 September 2007

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has purchased a modern purpose built medical centre in Waterloo, Huddersfield for approximately £2.1 million (net assets acquired £2.1 million) with an anticipated rent roll of some £120,000 per annum. The building is let for occupation by a GP Practice and a pharmacy.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Mobile: 07973 344768

Tim Walker-Arnott
Property Director
Nexus PHP Management Ltd
Tel: 01483 306912
Mobile: 07850 797481

Exhibit 61

21 September 2007

Primary Health Properties PLC

Primary Health Properties PLC ("PHP") announces that a subsidiary has entered into purchase and funding agreements to purchase a new medical centre in Loudwater, High Wycombe, Buckinghamshire for approximately £1.6 million (net assets acquired £1.6 million) with an anticipated rent roll of some £96,000 per annum. The building will be let for occupation by a GP Practice.

More information on Primary Health Properties PLC can be found on www.phpgroup.co.uk

Further details:

Harry Hyman
Managing Director
Primary Health Properties PLC
Mobile: 07973 344768

Tim Walker-Arnott
Property Director
Nexus PHP Management Ltd
Tel: 01483 306912
Mobile: 07850 797481

END